As filed with the Securities and Exchange Commission on October 20, 2003

Registration No. 333-108483

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALKERMES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	23-2472830 (I.R.S. Employer Identification No.)

88 Sidney Street Cambridge, Massachusetts 02139 (617) 494-0171 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard F. Pops, Chief Executive Officer
Alkermes, Inc.
88 Sidney Street, Cambridge, Massachusetts 02139
(617) 494-0171
(Name, address, including zip code, and telephone
number, including area code,
of agent for service)

Copies to:

Jennifer L. Miller, Esq. Ballard Spahr Andrews & Ingersoll, LLP 1735 Market Street, 51st Floor Philadelphia, Pennsylvania 19103 (215) 665-8500

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

		Proposed		Proposed
		maximum		maximum
Title of each class of	Amount to be	offering price		aggregate	Amount of
Securities to be registered	registered	per unit		offering price	registration fee

2½% Convertible Subordinated Notes due 2023	$125,000,000	100%	(1)(2)	$125,000,000	$10,113	(3)

Common Stock, par value	11,133,603

$.01 per share	shares (4)	—	(5)	— (5)	—	(5)

(1)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(i) of the Securities Act of 1933.

(2)	Exclusive of accrued interest, if any.

(3)	Previously paid.

(4)	This number represents 9,025,275 shares of common stock, issuable upon conversion of the Notes, or, if the 2½% Convertible Subordinated Notes are not converted, and we exercise our right to repurchase the 2½% Convertible Subordinated Notes for stock, 10,627,530 shares of common stock, which may be issuable upon a repurchase event, and 506,073 shares of common stock which may be issuable to satisfy the three-year interest make-whole payment. For purposes of estimating the number of shares of common stock to be included upon conversion of the notes, Alkermes, Inc. calculated the number of shares issuable upon conversion of the notes based on a conversion price of $13.85 per share (equivalent to 72.2022 shares of common stock for each $1,000 principal amount of the notes), upon repurchase of the notes based on an estimated market value of $13.00 and upon satisfaction of the three-year interest make-whole obligation at an estimated market value of $19.00. In addition, the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, include an indeterminate number of shares of common stock issuable upon conversion or repurchase of the notes and satisfaction of the three-year interest make-whole payment, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions.

(5)	No additional consideration will be received for the common stock and, therefore, no registration fee is required pursuant to Rule 457(i).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Alkermes, Inc.

$125,000,000 2½% Convertible Subordinated Notes due 2023
11,133,603 Shares of Common Stock

     The selling securityholders named in this prospectus or in prospectus supplements may offer and sell the notes and the common stock issued upon conversion or repurchase of the notes or issued to satisfy the three-year interest make-whole obligation with this prospectus. We will not receive any of the proceeds from sales of these securities by the selling securityholders.

     The notes are convertible at any time prior to maturity into common stock at a conversion price of $13.85 per share, subject to adjustment upon certain events.

     Interest is payable on each March 1 and September 1, beginning March 1, 2004. The notes mature on September 1, 2023. The notes are subordinated to our senior indebtedness and structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

     We may redeem some or all of the notes on or after September 6, 2006 at the declining redemption prices listed in this prospectus, plus accrued but unpaid interest. At any time prior to maturity, we may elect to automatically convert the notes if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days during any 30-day trading period, ending within five trading days prior to the notice of automatic conversion. If we elect to automatically convert your notes on or prior to September 1, 2006, we will pay additional interest in cash or, at our option, in common stock, equal to three full years of interest on the converted notes, less any interest actually paid or provided for on the notes prior to automatic conversion. You have the option to require us to repurchase any notes held by you in the event of a repurchase event at a repurchase price equal to 105% of the principal amount of the notes plus accrued and unpaid interest, which we may pay in cash or, at our option, in common stock. You also have the option to require us to repurchase for cash any note held by you on September 1, 2008, 2013 and 2018 at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

     The notes, issued in denominations of $1,000, are currently eligible for trading on the Portal Market of the Nasdaq Stock Market. Our common stock is traded on the Nasdaq National Market under the symbol “ALKS.” On October 16, 2003 the last sale price of our common stock, as reported on the Nasdaq National Market, was $14.78 per share.

     The selling securityholders may sell their securities from time to time on the Nasdaq National Market or otherwise. They may sell the securities at prevailing market prices or at prices negotiated with purchasers. The selling securityholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all registration expenses.

Investing in the securities offered by this prospectus involves a high degree of risk.

See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 20, 2003

SUMMARY
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
BUSINESS
DESCRIPTION OF NOTES
BOOK-ENTRY SYSTEM - THE DEPOSITORY TRUST COMPANY
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION FOR THE RESALE OF THE SECURITIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
MANAGEMENT
EXECUTIVE COMPENSATION AND OTHER INFORMATION
REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
EQUITY COMPENSATION PLAN INFORMATION
MANAGEMENT AND PRINCIPAL SHAREHOLDERS
CERTAIN TRANSACTIONS
LEGAL MATTERS
EXPERTS
FINANCIAL STATEMENTS
FINANCIAL STATEMENTS OF RELIANT PHARMACEUTICALS, LLC
SIGNATURES
EXHIBIT INDEX
EX-21.1 Consent of Deloitte & Touche LLP
EX-21.2 Consent of Ernst & Young LLP

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. References to “we,” “us” and “our” refer to Alkermes, Inc. and its subsidiaries in this prospectus unless otherwise specified.

i

SUMMARY

     This summary does not contain all of the information you should consider before investing in our notes or any shares of common stock issuable upon conversion or repurchase of the notes or upon satisfaction of the three-year interest make-whole obligation. You should read this entire prospectus carefully. Unless otherwise indicated, “we,” “us,” “our,” “Alkermes” and similar terms refer to Alkermes, Inc. and its subsidiaries.

Our Business

     Alkermes, Inc., a Pennsylvania corporation organized in 1987, is an emerging pharmaceutical company developing products based on applying its proprietary drug delivery technologies. Our areas of focus include: controlled, extended-release of injectable drugs using our ProLease® and Medisorb® delivery systems and the development of inhaled pharmaceuticals based on our proprietary Advanced Inhalation Research, Inc. (“AIR®”) pulmonary delivery system. Our product development strategy is twofold. We partner our proprietary technology systems and drug delivery expertise with several of the world’s finest pharmaceutical companies and we also develop novel, proprietary drug candidates for our own account. We have a broad pipeline of products and product candidates including two marketed products and several product candidates at various stages of clinical development. In addition to our Cambridge, Massachusetts headquarters, research and manufacturing facilities, we operate research and manufacturing facilities in Ohio.

     Our principal executive offices are located at 88 Sidney Street, Cambridge, Massachusetts 02139 and our telephone number is (617) 494-0171.

     Alkermes®, the Alkermes logo, ProLease®, Medisorb®, AIR® and Vivitrex® are registered trademarks of Alkermes, Inc. Nutropin Depot® is a registered trademark of Genentech, Inc. RISPERDAL® is a registered trademark, and Risperdal ConstaTM is a trademark, of Janssen Pharmaceutica Products, LP.

Securities to be Offered

     We issued and sold $100 million and $25 million aggregate principal amount of the notes in August and September 2003, respectively, to the initial purchaser in a transaction that was exempt from the registration requirements imposed by the Securities Act of 1933. The initial purchaser reasonably believed that the persons to whom it resold the notes were “qualified institutional buyers” as defined in Rule 144A under the Securities Act.

Securities offered	$125,000,000 principal amount of 2½% Convertible Subordinated Notes due 2023. 9,025,275 shares of common stock, issuable upon conversion of the 2½% Convertible Subordinated Notes, or, if the 2½% Convertible Subordinated Notes are not converted, and we exercise our right to repurchase the 2½% Convertible Subordinated Notes for stock, 10,627,530 shares of common stock, which may be issuable upon a repurchase event, assuming a market value of the common stock of $13.00 per share, and 506,073 shares of common stock which may be issuable to satisfy the three-year interest make-whole payment, assuming a market value of the common stock of $19.00 per share.

Interest	Interest is payable at the rate of 2½% per year on each March 1 and September 1 beginning on March 1, 2004.

Maturity date	September 1, 2023

Conversion	The notes are convertible at the option of the holder at any time prior to maturity into common stock at a conversion price of $13.85 per share, subject to adjustment upon certain events.

Auto-conversion	We may elect to automatically convert some or all of the notes on or prior to maturity if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days during any 30-day trading period, ending within five trading days prior to the notice of automatic conversion. During the two-year period after the issue date of the notes, we may automatically convert the notes only if a registration statement has been declared effective prior to the date of the notice of automatic conversion and such registration statement remains effective on the date of automatic conversion.

Interest make-whole provisions during first three years upon auto-conversion	If an automatic conversion occurs on or prior to September 1, 2006, we will pay additional interest in cash or, at our option, in common stock, equal to three full years of interest on the converted notes, less any interest actually paid or provided for on the notes prior to automatic conversion. If we elect to pay the additional interest in common stock, the shares of common stock will be valued at 97.5% of the average closing price of our common stock for the five trading days immediately preceding the second trading day prior to the conversion date.

Optional redemption	We may redeem some or all of the notes on or after September 6, 2006 at the declining redemption prices listed in this offering memorandum, plus accrued and unpaid interest.

Repurchase at the option of the holder	You may require us to repurchase the notes for cash on September 1, 2008, September 1, 2013 and September 1, 2018 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

Repurchase at the option of the holder upon a repurchase event	You may require us to repurchase your notes upon a repurchase event in cash, or, at our option, in common stock, at 105% of the principal amount of the notes, plus accrued and unpaid interest.

Ranking	The notes are subordinated to our senior indebtedness. As of September 30, 2003, we had approximately $460,000 of senior indebtedness outstanding. The indenture for the notes does not limit our ability to incur additional indebtedness, senior or otherwise.

Trading	The notes are eligible for trading in the PORTAL Market. Our common stock is traded on the NASDAQ National Market under the symbol “ALKS.”

RISK FACTORS

     You should carefully consider the risks described below before you decide to buy the notes or any shares of common stock issuable upon conversion or repurchase of the notes or upon satisfaction of the three-year interest make-whole obligation. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, they could materially adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock and the notes could decline.

Risks Related to Alkermes

J&J PRD received a non-approvable letter for Risperdal Consta from the FDA.

     In June 2002, J&J PRD, an affiliate of our collaborative partner Janssen Pharmaceutica (“Janssen”), received a non-approvable letter for Risperdal Consta from the FDA. In April 2003, J&J PRD made a filing with the FDA of additional data and analyses as a response to the issues raised in the non-approvable letter. The issues raised in the letter and covered in the April filing may not be resolved on a timely basis, if at all, and Risperdal Consta may not be approved for commercial use in the United States. The FDA’s response to and issues with the NDA submitted with respect to Risperdal Consta may impact the response of regulatory agencies in other countries where applications have not yet been approved. Even if Risperdal Consta is approved in the United States or elsewhere, the timing of the approvals is uncertain and there may be significant delays. It is uncertain whether the FDA’s issues with the NDA will impact the labeling of Risperdal Consta in the United States or in other countries, if it is approved at all. The NDA was filed by an affiliate of J&J PRD and Janssen, and they are responsible for obtaining regulatory approvals. We cannot control the activity of any of our collaborative partners, and we are dependent upon Janssen’s efforts to resolve the FDA’s issues with the NDA for Risperdal Consta. Janssen may terminate our collaboration, including the license and manufacturing agreements, based on its right to do so on short notice under such agreements. If any of the foregoing events were to occur, it would have a material adverse effect on our business, results of operations and financial position.

Our delivery technologies or product development efforts may not produce safe, efficacious or commercially viable products.

     Many of our product candidates require significant additional research and development, as well as regulatory approval. To be profitable, we must develop, manufacture and market our products, either alone or by collaborating with others. It can take several years for a product candidate to be approved and we may not be successful in bringing additional product candidates to the market. A product candidate may appear promising at an early stage of development or after clinical trials and never reach the market, or it may reach the market and not sell, for a variety of reasons. The product candidate may:

•	be shown to be ineffective or to cause harmful side effects during preclinical testing or clinical trials;

•	fail to receive regulatory approval on a timely basis or at all;

•	be difficult to manufacture on a large scale;

•	be uneconomical;

•	not be prescribed by doctors or accepted by patients;

•	fail to receive a sufficient level of reimbursement from government or third-party payors; or

•	infringe on proprietary rights of another party.

     If our delivery technologies or product development efforts fail to generate product candidates that lead to the successful development and commercialization of products, if our collaborative partners decide not to pursue our product candidates or if new products do not perform as anticipated, our business and financial condition will be materially adversely affected.

We rely heavily on collaborative partners.

     Our arrangements with collaborative partners are critical to our success in bringing our products and product candidates to the market and promoting such marketed products profitably. We rely on these parties in various respects, including to conduct preclinical testing and clinical trials, to provide funding for product candidate development programs, raw materials, product forecasts, and sales and marketing services, or to participate actively in the regulatory approval process. Most of our collaborative partners can terminate their agreements with us for no reason and on limited notice. We cannot guarantee that any of these relationships will continue. Failure to make or maintain these arrangements or a delay in a collaborative partner’s performance may materially adversely affect our business and financial condition.

     We cannot control our collaborative partners’ performance or the resources they devote to our programs. Consequently, programs may be delayed or terminated or we may have to use funds, personnel, laboratories and other resources that we have not budgeted. A program delay or termination or unbudgeted use of our resources may materially adversely affect our business and financial condition.

     Disputes may arise between us and a collaborative partner and may involve the issue of which of us owns the technology that is developed during a collaboration or other issues arising out of the collaborative agreements. Such a dispute could delay the program on which the collaborative partner or we are working. It could also result in expensive arbitration or litigation, which may not be resolved in our favor.

     A collaborative partner may choose to use its own or other technology to develop a way to deliver its drug and withdraw its support of our product candidate.

     Our collaborative partners could merge with or be acquired by another company or experience financial or other setbacks unrelated to our collaboration that could, nevertheless, adversely affect us.

     None of our drug delivery systems can be commercialized as stand-alone products but must be combined with a drug. To develop any new proprietary product candidate using one of these drug delivery systems, we must obtain the drug substance from another party. We cannot assure you that we will be able to obtain any such drug substance on reasonable terms, if at all.

Our product candidates may not generate significant revenues.

     Even if a product receives regulatory approval for commercial use, the revenues received or to be received from the sale of such products may not be significant and will depend on numerous factors outside of our control, including, in many instances, our collaborators’ decisions on pricing and discounting, the reliance on third-party marketing partners outside the United States, the ability to obtain reimbursement from third-party payors, the market size for the product, the reaction of companies that market competitive products and general market conditions. In addition, if certain volume levels are not achieved, the costs to manufacture our products may be higher than anticipated.

Risperdal Consta

     An NDA for Risperdal Consta was submitted to the FDA in August 2001 by J&J PRD, an affiliate of Janssen. A number of similar filings have been submitted with drug regulatory authorities worldwide by Janssen. In June 2002, J&J PRD received a non-approvable letter for Risperdal Consta from the FDA and, in April 2003, J&J PRD submitted additional data and analyses to the FDA in response to such non-approvable letter. Although approved for sale in 43 countries outside the United States, there can be no assurance that the NDA or other foreign regulatory filings will be approved in a timely fashion, if at all. If there is a significant delay in resolving the issues raised by the FDA, we may incur significant expenses without receipt of the corresponding royalty and manufacturing revenues. The revenues received from the sale of Risperdal Consta may not be significant and may depend on numerous factors outside of our control, including those outlined above. In addition, the costs to manufacture Risperdal Consta may be higher than anticipated if certain volume levels are not achieved. If Risperdal Consta does not produce significant revenues or if the manufacturing costs are higher than anticipated, our business, results of operations and financial condition would be materially adversely affected.

Vivitrex

     We are currently conducting a Phase III clinical trial in alcohol-dependent patients testing the safety and efficacy of repeat doses of Vivitrex, an injectable extended-release formulation of naltrexone. Our proprietary product candidate, Vivitrex, was tested in a small number of patients in early clinical trials and there can be no assurance that the Phase III clinical trial will produce results sufficient to obtain regulatory approvals. Even if the Phase III clinical trial is successful and we submit an NDA to the FDA for Vivitrex, there can be no assurance that the FDA will accept our data or that the NDA will be approved. We are relying on data from the original approval of oral naltrexone under Section 505(b)(2) of the U.S. Food, Drug and Cosmetic Act. While we believe only one Phase III efficacy study will be required for approval, the FDA will require that additional safety data be collected on Vivitrex’s long-term use before approval. Even if an NDA is approved, we will have to market Vivitrex ourselves or enter into co-promotion or sales and marketing arrangements with other companies. We currently have no sales force or any marketing experience and arrangements with other companies will result in dependence on such other companies for revenues. In either event, a market for Vivitrex may not develop as expected. There are manufacturing risks that come with the manufacture of Vivitrex. See “Our manufacturing experience is limited.” In addition, naltrexone is made using controlled substances and, therefore, we may be unable to obtain commercial-quantity supplies of pharmaceutical grade naltrexone on commercially reasonable terms.

Our manufacturing experience is limited.

     We currently manufacture Risperdal Consta, Nutropin Depot and all of our product candidates. The manufacture of drugs for clinical trials and for commercial sale is subject to regulation by the FDA under current good manufacturing practices (cGMP) regulations and by other regulators under other laws and regulations. We have manufactured product candidates for use in clinical trials but have limited experience manufacturing products for commercial sale. We cannot assure you that we can successfully manufacture our products under current good manufacturing practices (cGMP) regulations or other laws and regulations in sufficient quantities for commercial sale, or in a timely or economical manner.

     Our manufacturing facilities in Massachusetts and Ohio require specialized personnel and are expensive to operate and maintain. Any delay in the regulatory approval or market launch of product candidates to be manufactured in these facilities will require us to continue to operate these expensive facilities and retain specialized personnel, which may increase our expected losses.

     We have a number of manufacturing facilities, including current good manufacturing practices (cGMP) facilities for Risperdal Consta, Nutropin Depot and facilities for future ProLease product candidates, Medisorb product candidates and AIR pulmonary drug delivery product candidates. We have recently completed expansion of our facility in Ohio for Risperdal Consta and our Medisorb technology product candidates (including Vivitrex) and construction of a facility in Chelsea, Massachusetts for our AIR technology product candidates and both facilities are currently being validated. Validation is a lengthy process that must be completed before we can manufacture under cGMP guidelines.

     To date, the FDA has inspected and approved our manufacturing facility for Nutropin Depot and inspected our manufacturing facility for Risperdal Consta and issued an approvable letter. In addition, a European regulatory body has approved the Ohio facility for the commercial manufacture of Risperdal Consta. We cannot guarantee that the FDA or foreign regulatory agencies will approve any of the other facilities or, once they are approved, that such facilities will remain in compliance with current good manufacturing practices (cGMP) regulations.

     The manufacture of pharmaceutical products is a highly complex process in which a variety of difficulties may arise from time to time. We may not be able to resolve any such difficulties in a timely fashion, if at all. We are currently the sole manufacturer of Risperdal Consta and Nutropin Depot. If anything were to interfere with the continuing manufacturing operations in either of these facilities, it could materially adversely affect our business and financial condition.

     If more of our product candidates progress to mid- to late-stage development, we will incur significant expenses in the expansion and/or construction of manufacturing facilities and increases in personnel in order to manufacture product candidates. The development of a commercial-scale manufacturing process is complex and expensive. We cannot assure you that we have the necessary funds or that we will be able to develop this manufacturing infrastructure in a timely or economical manner, or at all.

     Currently, many of our product candidates, including Vivitrex, are manufactured in small quantities for use in clinical trials. We cannot assure you that we will be able to successfully scale-up the manufacture of each of our product candidates in a timely or economical manner, or at all. If any of these product candidates are approved by the FDA or other drug regulatory authorities for commercial sale, we will need to manufacture them in larger quantities. If we are unable to successfully scale-up our manufacturing capacity, the regulatory approval or commercial launch of such product candidate may be delayed or there may be a shortage in supply of such product candidate.

     If we fail to develop manufacturing capacity and experience, fail to continue to contract for manufacturing on acceptable terms, or fail to manufacture our product candidates economically on a commercial scale or in accordance with current good manufacturing practices (cGMP) regulations, our development programs will be materially adversely affected. This may result in delays in receiving FDA or foreign regulatory approval for one or more of our product candidates or delays in the commercial production of a product that has already been approved. Any such delays could materially adversely affect our business and financial condition.

Clinical trials for our product candidates are expensive and their outcome is uncertain.

     Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we or our partners must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We have incurred, and we will continue to incur, substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

     Historically, the results from preclinical testing and early clinical trials have often not predicted results of later clinical trials. A number of new drugs have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Our proprietary product candidate, Vivitrex, was tested in a small number of patients in early clinical trials and there can be no assurance that our ongoing Phase III clinical trial for this product candidate will produce results sufficient to obtain regulatory approval. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

     Clinical trials conducted by us, by our collaborative partners or by third parties on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for our product candidates. Regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates.

     Clinical trials of each of our product candidates involve a drug delivery technology and a drug. This makes testing more complex because the outcome of the trials depends on the performance of technology in combination with a drug.

     We have other product candidates in preclinical development. We or our collaborative partners have not submitted Investigational New Drug Applications, or INDs, or begun clinical trials for these product candidates. Preclinical and clinical development efforts performed by us may not be successfully completed. We may not file further INDs. We or our collaborative partners may not begin clinical trials as planned.

     Completion of clinical trials may take several years or more. The length of time can vary substantially with the type, complexity, novelty and intended use of the product candidate. The commencement and rate of completion of clinical trials may be delayed by many factors, including the:

•	potential delay by a collaborative partner in beginning the clinical trial;

•	inability to recruit clinical trial participants at the expected rate;

•	failure of clinical trials to demonstrate a product candidate’s safety or efficacy;

•	inability to follow patients adequately after treatment;

•	unforeseen safety issues;

•	inability to manufacture sufficient quantities of materials used for clinical trials; and

•	unforeseen governmental or regulatory delays.

     If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder our ability to conduct related preclinical testing and clinical trials. As a result of these failures, we may also be unable to find additional collaborative partners or to obtain additional financing. Our business and financial condition may be materially adversely affected by any delays in, or termination of, our clinical trials.

We may not recoup any of our $100 million investment in Reliant.

     In December 2001, we made a $100 million investment in Series C Preferred Units of Reliant in exchange for approximately a 19% interest in Reliant. Reliant is a privately held pharmaceutical company marketing branded, prescription pharmaceutical products to primary care physicians in the United States. Our investment in Reliant is illiquid and required us to take noncash charges based on Reliant’s net losses from its operations. We recorded equity losses of $100 million related to our Reliant investment from the date of our investment through March 31, 2003 and, as required under the equity method of accounting, our $100 million dollar investment was reduced to zero in the same time period. Since we have no further funding commitments to Reliant, we will not record any further share of Reliant’s losses in our consolidated statements of operations and comprehensive loss. We may not see any return on our $100 million investment.

We will need to spend substantial funds to become profitable.

     We will need to spend substantial amounts of money before we can be profitable, and there can be no assurance we will achieve profitability. The amount we will spend and when we will spend it depends, in part, on:

•	the progress of our research and development programs for proprietary and collaborative product candidates, including clinical trials;

•	the time and expense that will be required to pursue FDA or foreign regulatory approvals for our product candidates and whether such approvals are obtained;

•	the cost of building, operating and maintaining manufacturing and research facilities;

•	how many product candidates we pursue, particularly proprietary product candidates;

•	the time and expense required to prosecute, enforce and/or challenge patent and other intellectual property rights;

•	how competing technological and market developments affect our product candidates;

•	the cost of possible acquisitions of drug delivery technologies, compounds, product rights or companies; and

•	the cost of obtaining licenses to use technology owned by others for proprietary products and otherwise.

     If we require additional funds to complete any of our programs, we may seek funds through various sources, including debt and equity offerings, corporate collaborations, bank borrowings, arrangements relating to assets or other financing methods or structures. We will continue to pursue opportunities to obtain additional financing in the future. The source, timing and availability of any financings will depend on market conditions, interest rates and other factors. Our future capital requirements will also depend on many of the factors listed above. If we are unable to raise additional funds on terms that are favorable to us, we may have to cut back significantly on one or more of our programs, give up some of our rights to our technologies, product candidates or licensed products or agree to reduced royalty rates from collaborative partners.

We anticipate that we will incur substantial losses in the foreseeable future.

     We have had net operating losses since being founded in 1987. At June 30, 2003, our accumulated deficit was $481.3 million. These losses principally consisted of the costs of research and development, capital expenditures and general and administrative expenses, as well as noncash compensation costs and noncash charges related to our share of Reliant’s losses. We expect to incur substantial additional expenses over the next several years as our research and development activities, including clinical trials, increase and as we continue to manufacture products. In addition, we expect these costs to increase over prior years as we expand development of our collaborators’ and our own product candidates.

     Our future profitability depends, in part, on our ability to:

•	obtain and maintain regulatory approval for our products in the United States and in foreign countries;

•	enter into agreements to develop and commercialize products;

•	develop and expand our capacity to manufacture and market products or enter into agreements with others to do so;

•	obtain adequate reimbursement coverage for our products from insurance companies, government programs and other third party payors;

•	obtain additional research and development funding from collaborative partners or funding for our proprietary product candidates; and

•	achieve certain product development milestones.

     We may not achieve any or all of these goals and, thus, we cannot provide assurances that we will ever be profitable or achieve significant revenues. Even if we do achieve some or all of these goals, we may not achieve significant commercial success.

The FDA or foreign regulatory agencies may not approve our product candidates.

     Approval from the FDA is required to manufacture and market pharmaceutical products in the United States. Regulatory agencies in foreign countries have similar requirements. The process that pharmaceutical products must undergo to obtain this approval is extensive and includes preclinical testing and clinical trials to demonstrate safety and efficacy and a review of the manufacturing process to ensure compliance with current good manufacturing practices (cGMP) regulations. This process can last many years and be very costly and still be unsuccessful. FDA or foreign regulatory approval can be delayed, limited or not granted at all for many reasons, including:

•	a product candidate may not be safe or effective;

•	data from preclinical testing and clinical trials may be interpreted by the FDA or foreign regulatory agencies in different ways than we or our partners interpret it;

•	the FDA or foreign regulatory agencies might not approve our manufacturing processes or facilities;

•	the FDA or foreign regulatory agencies may change their approval policies or adopt new regulations;

•	a product candidate may not be approved for all the indications we or our partners request; and

•	the FDA may not agree with our or our partners’ regulatory approval strategies or components of our or our partners’ filings, such as clinical trial designs.

     For some product candidates, the drug used has not been approved at all or has not been approved for every indication it is targeting. Any delay in the approval process for any of our product candidates will result in increased costs that could materially adversely affect our business and financial condition.

     Regulatory approval of a product candidate is limited to specific therapeutic uses for which the product has demonstrated safety and efficacy in clinical testing. Approval of a product candidate could also be contingent on post-marketing studies. In addition, any marketed drug and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved drug or any violation of regulations could result in restrictions on the drug, including its withdrawal from the market.

If and when approved, the commercial use of our products may cause unintended side effects or adverse reactions or incidence of misuse may appear.

     We cannot predict whether the commercial use of products (or product candidates in development, if and when they are approved for commercial use) will produce undesirable or unintended side effects that have not been evident in the use of, or clinical trials conducted for, such products (and product candidates) to date. Additionally, incidents of product misuse may occur. These events, among others, could result in product recalls, product liability actions or withdrawals or additional regulatory controls.

Patent protection for our products is important and uncertain.

     The following factors are important to our success:

•	receiving and maintaining patent protection for our products and product candidates and for those of our collaborative partners;

•	maintaining our trade secrets;

•	not infringing the proprietary rights of others; and

•	preventing others from infringing our proprietary rights.

     Patent protection only provides rights of exclusivity for the term of the patent. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

     We know of several United States patents issued to third parties that relate to our product candidates. One of those third parties has asked us to compare our Medisorb technology to that third party’s patented technology. Another such third party has asked a collaborative partner to substantiate how our ProLease microspheres are different from that third party’s patented technology. The manufacture, use, offer for sale, sale or importing of any of these product candidates might be found to infringe the claims of these third party patents. A third party might file an infringement action against us. Our cost of defending such an action is likely to be high and we might not receive a favorable ruling.

     We also know of patent applications filed by other parties in the United States and various foreign countries that may relate to some of our product candidates if such patents are issued in their present form. If patents are issued to any of these applicants, we may not be able to manufacture, use, offer for sale or sell some of our product candidates without first getting a license from the patent holder. The patent holder may not grant us a license on reasonable terms or it may refuse to grant us a license at all. This could delay or prevent us from developing, manufacturing or selling those of our product candidates that would require the license.

     We try to protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical and biotechnology companies involves complex legal and factual questions, enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, together with those we may file in the future, or those we may license from third parties, may not result in patents being issued. Even if issued, such patents may not provide us with sufficient proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

     We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our collaborative partners, licensors, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to, or independently developed by, a competitor, our business and financial condition could be materially adversely affected.

We are exposed to product liability claims and recalls.

     We may be exposed to liability claims arising from the commercial sale of our products, Nutropin Depot or Risperdal Consta, or the use of our product candidates in clinical trials and those awaiting regulatory approval. These claims may be brought by consumers, clinical trial participants, our collaborative partners or third parties selling the products. We currently carry product liability insurance coverage in such amounts as we believe are sufficient for our business. However, we cannot provide any assurance that this coverage will be sufficient to satisfy any liabilities that may arise. As our development activities progress and we continue to have commercial sales, this coverage may be inadequate; we may be unable to obtain adequate coverage at an acceptable cost or we may be unable to get adequate coverage at all. This could prevent or limit our commercialization of our product candidates or commercial sales of our products. Even if we are able to maintain insurance that we believe is adequate, our financial condition may be materially adversely affected by a product liability claim.

     Additionally, product recalls may be issued at our discretion or at the direction of the FDA, other government agencies or other companies having regulatory control for pharmaceutical product sales. We cannot assure you that product recalls will not occur in the future or that, if such recalls occur, such recalls will not adversely affect our business, financial condition or reputation.

We may not be successful in the development of products for our own account.

     In addition to our development work with collaborative partners, we are developing proprietary product candidates for our own account by applying drug delivery technologies to off-patent drugs. Because we will be funding the development of such programs, there is a risk that we may not be able to continue to fund all such programs to completion or to provide the support necessary to perform the clinical trials, obtain regulatory approvals or market any approved products on a worldwide basis. We expect the development of products for our own account to consume substantial resources. If we are able to develop commercial products on our own, the risks associated with these programs may be greater than those associated with our programs with collaborative partners.

If we are not able to develop new products, our business may suffer.

     We compete with other pharmaceutical companies, including large pharmaceutical companies with financial resources and capabilities substantially greater than our resources and capabilities, in the development of new products. We cannot assure you that we will be able to:

•	develop or successfully commercialize new products on a timely basis or at all; or

•	develop new products in a cost effective manner.

     Further, other companies may develop products or may acquire technology for the development of products that are the same as or similar to our platform technologies or the product candidates we have in development. Because there is rapid technological change in the industry and because other companies have more resources than we do, other companies may:

•	develop their products more rapidly than we can;

•	complete any applicable regulatory approval process sooner than we can; or

•	offer their newly developed products at prices lower than our prices.

     Any of the foregoing may negatively impact our sales of newly developed products. Technological developments or the FDA’s approval of new therapeutic indications for existing products may make our existing products or those product candidates we are developing obsolete or may make them more difficult to market successfully, any of which could have a material adverse effect on our business and financial condition.

Foreign currency exchange rates may affect revenue.

     To the extent that significant revenues from Risperdal Consta are derived from foreign countries, such revenues may fluctuate when translated to United States dollars as a result of changes in foreign currency exchange rates.

We face competition in the biotechnology and pharmaceutical industries.

     We can provide no assurance that we will be able to compete successfully against the competitive forces in developing our products and product candidates.

     We face intense competition from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies, including other drug delivery companies. Some of these competitors are also our collaborative partners. These competitors are working to develop and market other drug delivery systems, pharmaceutical products, vaccines and other methods of preventing or reducing disease, and new small-molecule and other classes of drugs that can be used without a drug delivery system.

     There are other companies developing extended-release drug delivery systems and pulmonary delivery systems. In many cases, there are products on the market or in development that may be in direct competition with our products or product candidates. In addition, we know of new chemical entities that are being developed that, if successful, could compete against our product candidates. These chemical entities are being designed to work differently than our product candidates and may turn out to be safer or to be more effective than our product candidates. Among the many experimental therapies being tested in the United States and Europe, there may be some that we do not now know of that may compete with our drug delivery systems or product candidates. Our collaborative partners could choose a competing drug delivery system to use with their drugs instead of one of our drug delivery systems.

     Many of our competitors have much greater capital resources, manufacturing, research and development resources and production facilities than we do. Many of them also have much more experience than we do in preclinical testing and clinical trials of new drugs and in obtaining FDA and foreign regulatory approvals.

     Major technological changes can happen quickly in the biotechnology and pharmaceutical industries, and the development by competitors of technologically improved or different products or drug delivery technologies may make our product candidates or platform technologies obsolete or noncompetitive.

     Further, our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any product candidates that we develop will depend on a number of factors, including:

•	demonstration of their safety and clinical efficacy;

•	their cost-effectiveness;

•	their potential advantage over alternative treatment methods;

•	the marketing and distribution support they receive; and

•	reimbursement policies of government and third-party payors.

     Our product candidates, if successfully developed and approved for commercial sale, will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our product candidates may also compete with new products currently under development by others or with products which may cost less than our product candidates. Physicians, patients, third-party payors and the medical community may not accept or utilize any of our product candidates that may be approved. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected.

We may not be able to retain our key personnel.

     Our success depends on the services of key employees in executive, research and development, manufacturing and regulatory positions. The loss of the services of key employees could have a material adverse effect on our business.

If we issue additional common stock, you may suffer dilution of your investment and a decline in stock price.

     As discussed above under “We will need to spend substantial funds to become profitable,” we may issue additional equity securities or securities convertible into equity securities to raise funds, thus reducing the ownership share of the current holders of our common stock, which may adversely affect the market price of the common stock. In addition, we were obligated, at June 30, 2003, to issue 14,618,925 shares of common stock upon the vesting and exercise of stock options and vesting of stock awards, 9,978 shares of common stock issuable upon conversion of the 3.75% Subordinated Notes, 2,824,859 shares of common stock issuable upon conversion of the Convertible Preferred Stock and 22,713,226 shares of common stock issuable upon conversion of the 6.52% Convertible Senior Subordinated Notes. In July 2003, we issued 24,029,531 shares of our common stock in exchange for and upon conversion of all of the 6.52% Convertible Senior Subordinated Notes. Any of our shareholders could sell all or a large number of their shares, which could adversely affect the market price of our common stock.

Our common stock price is highly volatile.

     The realization of any of the risks described in these “Risk Factors” or other unforeseen risks could have a dramatic and adverse effect on the market price of our common stock. Additionally, market prices for securities of biotechnology and pharmaceutical companies, including ours, have historically been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons that were unrelated to the operating performance of any one company. In particular and in addition to circumstances described elsewhere under “Risk Factors,” the following factors can adversely affect the market price of our common stock:

•	non-approval or set-backs in development of our product candidates and success of our research and development programs;

•	public concern as to the safety of drugs developed by us or others;

•	announcements of issuances of common stock or acquisitions by Alkermes;

•	developments of our corporate partners;

•	announcements of technological innovations or new therapeutic products or drug delivery methods by us or others;

•	changes in government regulations or policies or patent decisions; and

•	general market conditions.

We may encounter difficulties integrating future acquisitions.

     We have in the past and may again acquire novel technologies, compounds or the rights to certain products through acquisitions of such technologies and intellectual property rights or through the acquisition of businesses or companies. We cannot assure you that any such future acquisition will be completed, successfully integrated with our current businesses, will achieve revenues or will be profitable. We may have difficulty assimilating the operations, technology and personnel of any acquired businesses.

     If we make significant acquisitions for stock consideration, the current holders of our common stock may be significantly diluted. If we make significant acquisitions for cash consideration, we may be required to use a substantial portion of our available cash.

Anti-takeover provisions may not benefit shareholders.

     We are a Pennsylvania corporation and Pennsylvania law contains strong anti-takeover provisions. In February 2003, our board of directors adopted a shareholder rights plan. The shareholder rights plan provides for a dividend of one preferred share purchase right on each outstanding share of our common stock. Each right entitles shareholders to buy 1/1000th of a share of our Series A Junior Participating Preferred Stock at an exercise price of $80.00. Each right will become exercisable following the tenth day after a person or group announces an acquisition of or commences a tender offer to purchase 15% or more of our common stock. We will be entitled to redeem the rights at $0.001 per right at any time on or before the close of business on the tenth day following acquisition by a person or group of 15% or more of our common stock. The shareholder rights plan and Pennsylvania law could make it more difficult for a person or group to, or discourage a person or group from attempting to, acquire control of us, even if the change in control would be beneficial to shareholders. Our articles of incorporation and bylaws also contain certain provisions that could have a similar effect. The articles provide that our board of directors may issue, without shareholder approval, preferred stock having such voting rights, preferences and special rights as the board of directors may determine. The issuance of such preferred stock could make it more difficult for a third party to acquire us.

Risks Related to the Notes

The notes are subordinated to our senior debt.

     The notes are unsecured and subordinated to our existing and future senior indebtedness, including our existing bank loan and equipment lease financing. As a result of such subordination, in the event of our insolvency, liquidation, reorganization, payment default on senior indebtedness, covenant default on our designated senior indebtedness, or upon acceleration of the notes due to an event of default, we will not be able to make payments on the notes until we have paid in full all of our senior indebtedness. We may, therefore, not have sufficient assets to pay the amounts due on the notes. Neither we nor our subsidiaries are prohibited from incurring debt under the indenture for the notes, including debt senior to, on parity with or subordinate to the notes. If we incur additional debt, our ability to pay amounts due on the notes could be adversely affected. As of September 30, 2003, we had approximately $460,000 of senior indebtedness outstanding. We may also incur additional debt in the future.

Our subsidiaries will not be prohibited from incurring debts in the future that would be senior to the notes.

     The notes are effectively subordinate to all indebtedness and other liabilities of our subsidiaries. Substantially all of our operations are conducted through our subsidiaries. Because substantially all of our operations are conducted through subsidiaries, claims from holders of indebtedness of our subsidiaries, as well as claims of regulators and creditors of our subsidiaries, will have priority with respect to the assets and any earnings of such subsidiaries over the claims of creditors of Alkermes, Inc., including you.

     The notes are obligations exclusively of Alkermes, Inc. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

We may not have sufficient funds to repurchase the notes.

     At maturity, the entire outstanding principal amount of the notes will become due and payable by us. We cannot assure you that we will have sufficient funds, or will be able to arrange for financing, to pay the principal amount due. You may require us to repurchase all or any portion of your notes on September 1, 2008, September 1, 2013 and September 1, 2018, each a repurchase date, or upon a repurchase event, including a change in control. We may not have sufficient cash funds to repurchase the notes on a repurchase date or upon a repurchase event. If the repurchase is in connection with a repurchase event, we may elect, subject to certain conditions, to pay the repurchase price in common stock. Any future credit agreements or debt agreements may prohibit us from repaying the repurchase price in either cash or common stock or expressly prohibit the repurchase of the notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent to repurchase, or refinance the notes, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase date or repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

We have substantially increased our indebtedness.

     As a result of the sale of the notes, we incurred $125 million of additional indebtedness. Our other indebtedness is principally comprised of bank financing. We may incur substantial additional indebtedness in the future. The level of our indebtedness among other things, could:

•	make it difficult for us to make payments on the notes;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to changes in, our business; and

•	make us more vulnerable in the event of a downturn in our business.

     We cannot assure you that we will be able to meet our debt service obligations, including our obligations under the notes.

There may be no active market for the notes.

     There was no trading market for the notes prior to the closing of the notes on August 22, 2003. Since then, the notes were approved for trading on the Portal Market. Although the initial purchaser of the notes has advised us that it intends to make a market in the notes, it is not obligated to make a market in the notes. The initial purchaser could stop making a market at any time without notice. Accordingly, no market for the notes may develop, and any market that develops may not last or be active.

We expect the trading price of the notes and the underlying common stock to be highly volatile, which could adversely affect the market price of our notes and underlying common stock.

     The trading price of the notes and the underlying common stock will fluctuate in response to variations in:

•	the factors described under “Risks Related to Alkermes — Our common stock price is highly volatile;”

•	our operating results;

•	announcement by us or our competitors of technological innovations or new products; and

•	general economic and market conditions.

     In addition, stock markets have experienced extreme price volatility in recent years, particularly for biotechnology companies. In the past, our common stock has experienced volatility not necessarily related to announcements of our financial performance. Broad market fluctuations may also adversely affect the market price of our notes and underlying common stock.

If we automatically convert the notes, you should be aware that there is a substantial risk of fluctuation in the price of our common stock from the date we elect to automatically convert to the conversion date.

     We may elect to automatically convert the notes on or prior to maturity if our common stock price has exceeded 150% of the conversion price for at least 20 trading days during a 30-day trading period ending within five trading days prior to the notice of automatic conversion. You should be aware that there is a risk of fluctuation in the price of our common stock between the time when we may first elect to automatically convert the notes and the automatic conversion date. This time period may extend up to 30 calendar days from the time we elect to automatically convert the notes until the conversion date.

Special Note Regarding Forward-Looking Statements

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and may be identified by the use of words like “believe,” “expect,” “may,” “will,” “should,” “seek,” “pro forma,” or “anticipate,” and similar expressions.

     Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors which could cause actual results to differ from expectations include, among others: (i) whether additional regulatory approvals will be received for Risperdal Consta, particularly in the United States after Johnson & Johnson Pharmaceutical Research and Development, LLC (“J&J PRD”) received a non-approvable letter for Risperdal Consta from the United States Food and Drug Administration (“FDA”); (ii) whether additional commercial launches of Risperdal Consta in countries where it has been or may be approved occur in a timely or successful manner; (iii) Nutropin Depot, Risperdal Consta and our product candidates (including our proprietary product candidate, Vivitrex), if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies for Risperdal Consta and Nutropin Depot; (iv) Nutropin Depot, Risperdal Consta and our product candidates (including our proprietary product candidate, Vivitrex), in commercial use, may have unintended side effects, adverse reactions or incidents of misuse; (v) we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations; (vi) our delivery technologies or product development efforts may not produce safe, efficacious or commercially viable products; (vii) our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur; (viii) we may be unable to manufacture our products, Nutropin Depot and Risperdal Consta, or to manufacture or scale-up our future products, on a commercial scale or economically; (ix) unexpected events could interrupt manufacturing operations at our Risperdal Consta and Nutropin Depot facilities, which are, in each case, the sole source of supply for these products; (x) after the completion of clinical trials and the submission to the FDA of a New Drug Application (“NDA”) for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional preclinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all; (xi) clinical trials are a time-consuming and expensive process; (xii) our product candidates could be ineffective or unsafe during preclinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed; (xiii) we may not recoup any of our $100 million investment in Reliant Pharmaceuticals, LLC (“Reliant”); (xiv) even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace; (xv) technological change in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive; (xvi) difficulties or set-backs in obtaining and enforcing our patents and difficulties with the patent rights of others could occur; (xvii) we may need to spend substantial funds to become profitable and will, therefore, continue to incur losses for the foreseeable future; and (xviii) we will need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.

WHERE YOU CAN FIND MORE INFORMATION

     Alkermes, Inc. is a reporting company and files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements, and other information at the Securities and Exchange Commission’s public reference room located at 450 Fifth Street, N.W., Washington, DC 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s web site at “http://www.sec.gov”. In addition, you can read and copy our filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.

     Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are filed with the Securities and Exchange Commission (other than exhibits to such documents). Written or oral requests for copies should be directed to Investor Relations, 88 Sidney Street, Cambridge, Massachusetts 02139 or (617) 494-0171.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the securities covered by this prospectus.

PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol “ALKS.” The following table sets forth, for the calendar periods indicated, the high and low sale prices per share of the common stock as reported on the Nasdaq National Market:

	High	Low

Fiscal year ended March 31, 2002
First Quarter	$37.75	$20.38
Second Quarter	$35.36	$17.39
Third Quarter	$28.90	$18.22
Fourth Quarter	$31.39	$23.67
Fiscal year ended March 31, 2003
First Quarter	$26.65	$14.65
Second Quarter	$10.68	$3.55
Third Quarter	$11.31	$6.00
Fourth Quarter	$9.15	$6.30
Fiscal year ended March 31, 2004
First Quarter	$14.50	$8.74
Second Quarter	$14.67	$10.25
Third Quarter (through October 16, 2003)	$16.24	$12.97

DIVIDEND POLICY

     We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future.

RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods indicated as follows:

	Fiscal Year Ended March 31,					Three Months Ended

	2003	2002	2001	2000	1999	June 30, 2003

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	For the fiscal years ended March 31, 2003, 2002, 2001, 2000 and 1999 and for the three months ended June 30, 2003, earnings were insufficient to cover fixed charges by $106,898,000, $61,355,000, $24,137,000, $77,436,000, $48,511,000 and $30,572,000, respectively. For this reason, no ratios are provided.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003:

•	On a historical basis;

•	On an as adjusted basis to reflect the pro forma transactions which consisted of the exchange and conversion of our 6.52% Convertible Senior Subordinated Notes; and

•	On an as further adjusted basis to give effect to the receipt of the estimated net proceeds of $121.3 million from the August and September 2003 offerings.

The interest make-whole provisions contained in the notes will be separately accounted for as derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Of the aggregate principal amount of notes issued in August and September 2003, $3,900,000 will be allocated to these instruments based on their estimated fair market values. This derivative liability will be adjusted quarterly for changes in fair value through either the date the interest make-whole provisions expire, at which time the liability will be zero, or the date at which an interest make-whole provision is triggered, with the corresponding charge or credit to other expense or income. This allocation of value to the interest make-whole provisions will be recorded as a discount on the notes and the notes will be accreted to par value through quarterly interest charges over the initial five-year term of the notes. The capitalization table which follows reflects the allocation of $3,900,000 to the interest make-whole provisions of the notes based on the final terms of the notes and an aggregate of $125,000,000 million principal amount of the notes.

This table should be read in conjunction with “Selected Historical Financial Data”, our consolidated financial statements and notes included in this prospectus.

	June 30, 2003

			As Further
			Adjusted for the
	Historical	As Adjusted for Pro Forma Transactions (1)	Offering of 2½% Convertible Subordinated Notes (1)

	(dollars, in thousands)

Cash and cash equivalents including short-term investments	$104,679	$102,354	$223,604

Current portion of long-term debt	6,825	6,825	6,825

Long-term debt, excluding current portion:
2½% convertible subordinated notes (net of $3.9 million discount)	—	—	121,100
6.52% convertible senior subordinated notes (net of $8.4 million discount)(1)	166,131	—	—
3.75% convertible subordinated notes	676	676	676

Total long-term debt	166,807	676	121,776

Convertible preferred stock, par value $.01 per share:
authorized and issued, 3,000 shares (at liquidation preference)	30,000	30,000	30,000

Shareholders’ (deficit) equity:

Capital stock, par value $.01 per share:
authorized 4,550,000 shares; none issued; includes 2,997,000 shares of preferred stock	—	—	—
Common stock, par value $.01 per share:
authorized 160,000,000; issued and outstanding 64,776,830 shares(1)(2)	648	888	888
Non-voting common stock, par value $.01 per share:
authorized, 450,000; issued and outstanding 382,632 shares	4	4	4
Additional paid-in capital(1)	447,663	624,110	624,110
Deferred compensation	(1,304)	(1,304)	(1,304)
Accumulated other comprehensive income	580	580	580
Accumulated deficit	(481,335)	(481,335)	(481,335)

Total shareholders’ (deficit) equity	(33,744)	142,943	142,943

Total capitalization	$169,888	$180,444	$301,544

(1)	As adjusted and as further adjusted capitalization amounts include the July 2003 exchange and conversion of all the outstanding 6.52% Convertible Senior Subordinated Notes for and into 24,029,531 shares of common stock (including payment of the two-year interest make-whole payment), resulting in an increase in common stock and additional paid-in capital and the retirement of all the outstanding 6.52% Convertible Senior Subordinated Notes. On October 16, 2003, there were 88,962,743 shares of common stock outstanding.

(2)	Outstanding shares exclude the shares reserved for issuance upon conversion of the newly issued notes, 14,618,925 shares issuable under our stock option and award plans, 2,824,859 shares issuable upon conversion of the Convertible Preferred Stock and 9,978 shares issuable upon conversion of our 3.75% Convertible Subordinated Notes.

SELECTED HISTORICAL FINANCIAL DATA

     The following table presents our selected historical consolidated financial data for each of the years ended March 31, 2003, 2002, 2001, 2000 and 1999, which have been derived from our audited consolidated financial statements. The selected historical consolidated financial data for each of the three month periods ended June 30, 2003 and 2002, which have been derived from our unaudited consolidated financial statements, reflect in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for such periods. The results for the three month period ended June 30, 2003 are not necessarily indicative of results for the full year. The selected historical consolidated financial data should be read in conjunction with our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein.

Alkermes, Inc. and Subsidiaries
(In thousands, except per share data)

						Three Months
	Year Ended March 31,					Ended June 30,

	2003	2002	2001	2000	1999	2003	2002

Consolidated Statement of Operations Data:
Revenues:
Manufacturing and royalty revenues	$15,482	$—	$—	$—	$—	$1,545	$—
Research and development revenue under collaborative arrangements	31,784	54,102	56,030	22,920	33,892	2,757	10,291

Total revenues	47,266	54,102	56,030	22,920	33,892	4,302	10,291

Expenses:
Cost of goods manufactured	10,910	—	—	—	—	2,560	—
Research and development	85,388	92,092	68,774	54,483	48,457	21,673	24,599
General and administrative	26,694	24,387	19,611	14,878	14,556	5,781	6,016
Restructuring costs (1)	6,497	—	—	—	—	—	—
Noncash compensation (income) expense – attributed to research and development	—	—	(2,448)	29,493	16,239	—	—
Purchase of in-process research and development (2)	—	—	—	—	3,221	—	—

Total expenses	129,489	116,479	85,937	98,854	82,473	30,014	30,615

Net operating loss	(82,223)	(62,377)	(29,907)	(75,934)	(48,581)	(25,712)	(20,324)

Other income (expense):
Interest income	3,776	15,302	22,437	11,539	9,823	975	1,366
Gain on exchange of notes (3)	80,849	—	—	—	—	—	—
Other income, net (4)	—	—	—	—	—	1,409	—
Derivative loss related to convertible senior subordinated notes (5)	(4,300)	—	—	—	—	(3,764)	—
Interest expense	(10,403)	(8,876)	(9,399)	(3,652)	(2,298)	(3,480)	(2,081)

Total other income (expense)	69,922	6,426	13,038	7,887	7,525	(4,860)	(715)

Equity in losses of Reliant Pharmaceuticals, LLC (6)	(94,597)	(5,404)	—	—	—	—	(24,213)

Net loss	(106,898)	(61,355)	(16,869)	(68,047)	(41,056)	(30,572)	(45,252)
Preferred stock dividends	—	—	(7,268)	(9,389)	(7,455)	—	—

Net loss attributable to common shareholders	$(106,898)	$(61,355)	$(24,137)	$(77,436)	$(48,511)	$(30,572)	$(45,252)

Basic and diluted loss per common share	$(1.66)	$(0.96)	$(0.43)	$(1.52)	$(0.99)	$(0.47)	$(0.70)

Weighted average number of common shares outstanding	64,368	63,669	55,746	51,015	49,115	64,736	64,261

	March 31,

	2003	2002	2001	2000	1999	June 30, 2003

Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$136,094	$152,347	$254,928	$337,367	$163,419	$104,679
Total assets	255,699	350,350	391,297	413,961	213,452	226,313
Long-term obligations	—	7,800	11,825	22,792	28,417	—
Convertible subordinated notes	166,586	200,000	200,000	200,000	—	166,807
Convertible preferred stock	30,000	—	—	22,990	23,000	30,000
Shareholders’ (deficit) equity	(5,046)	99,664	148,410	167,967	156,206	(33,744)

(1)	Represents charges taken in connection with our August 2002 restructuring of operations. We substantially completed our restructuring program during fiscal 2003.

(2)	Represents a $3,221 nonrecurring charge in fiscal 1999 for RingCap® and DST technologies licensed from ALZA Corporation.

(3)	Represents an $80,849 nonrecurring gain related to the exchange of our 3.75% Convertible Subordinated Notes for our 6.52% Convertible Senior Subordinated Notes.

(4)	Represents income recognized on the changes in the fair value of warrants held in connection with licensing arrangements, which are recorded under the caption “other assets” in our consolidated balance sheet. The recorded value of such warrants can change significantly based on fluctuations in the market value of the underlying securities of the issuer of the warrants.

(5)	Represents noncash charges in connection with a derivative liability associated with the “Two-Year Interest Make-Whole” payment provision of our 6.52% Convertible Senior Subordinated Notes. The derivative liability is recorded at fair value and on July 18, 2003, upon conversion of the then outstanding 6.52% Convertible Senior Subordinated Notes and payment of the Two-Year Interest Make-Whole, the embedded derivative was settled in full and balance was reduced to zero.

(6)	Represents our share of Reliant’s losses recorded under the equity method of accounting. Since we have no further funding commitments to Reliant, we will not record any further share of the losses of Reliant in our consolidated statements of operations and comprehensive loss.

BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. See “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Statements.”

General

     Alkermes, Inc. (together with its subsidiaries, referred to as “we”, “us”, “our” or the “Registrant”), a Pennsylvania corporation organized in 1987, is an emerging pharmaceutical company developing products based on applying its proprietary drug delivery technologies. Our areas of focus include: controlled, extended-release of injectable drugs using our ProLease and Medisorb delivery systems and the development of inhaled pharmaceuticals based on our proprietary Advanced Inhalation Research, Inc. (“AIR”) pulmonary delivery system. Our product development strategy is twofold. We partner our proprietary technology systems and drug delivery expertise with several of the world’s finest pharmaceutical companies and we also develop novel, proprietary drug candidates for our own account. We have a broad pipeline of products and product candidates including two marketed products and several product candidates at various stages of clinical development. In addition to our Cambridge, Massachusetts headquarters, research and manufacturing facilities, we operate research and manufacturing facilities in Ohio.

Our Strategy

     We are building a pharmaceutical company leveraging our unique drug delivery capabilities and technologies as the means to develop our first commercial products — initially with partners, then on our own. The key elements to our strategy are to:

     Develop and acquire broadly applicable drug delivery systems. We develop and acquire drug delivery systems that have the potential to be applied to multiple proteins, peptides and small molecule pharmaceutical compounds to create new product opportunities.

     Collaborate with pharmaceutical and biotechnology companies to develop and finance product candidates. We have entered into multiple collaborations with pharmaceutical and biotechnology companies to develop product candidates incorporating our technologies, to provide us with funding for product development independent of capital markets and to share development risk.

     Apply drug delivery systems to both approved drugs and drugs in development. We are applying our drug delivery technologies to novel applications and formulations of pharmaceutical products that have already been approved by the U.S. Food and Drug Administration (the “FDA”) or other regulatory authorities. In such cases, we and our partners may develop a novel dosage form or application with the knowledge of a drug’s safety and efficacy profile and a body of clinical experience from which to draw information for the design of clinical trials and for regulatory submissions. We also apply our technologies to pharmaceuticals in development that could benefit from one of our delivery systems.

     Establish independent product development capabilities and infrastructure. Based upon the knowledge we have learned and the best practices we have adopted from our pharmaceutical company collaborators, our experienced scientists have built an in-house product development organization that enables us to develop product candidates for our collaborators and for ourselves. Our product development experience and infrastructure give us flexibility in structuring development programs and the ability to conduct both feasibility studies and clinical development programs for our collaborators and for ourselves.

     Expand our pipeline with additional product candidates for our own account. We are now developing product candidates for our own account by applying our drug delivery technologies to certain off-patent pharmaceuticals. For example, we are developing Vivitrex, a Medisorb formulation of naltrexone, for the treatment of alcoholism and opiate dependence. We are also developing inhaled epinephrine based on our AIR pulmonary drug delivery system for the treatment of anaphylaxis. In addition, we may in-license or acquire certain compounds to develop on our own.

Product Candidates in Development

     The following table summarizes the primary indications, technology, development stage and collaborative partner, if any, for our key product candidates. This table is qualified in its entirety by reference to the more detailed descriptions appearing elsewhere in this registration statement. The results from preclinical testing and early clinical trials may not be predictive of results obtained in subsequent clinical trials and there can be no assurance that our or our collaborators’ clinical trials will demonstrate the safety and efficacy of any product candidates necessary to obtain regulatory approval.

Collaborative
Product Candidate	Indication	Technology	Stage (1)	Partner

Risperdal Consta	Schizophrenia	Medisorb	Marketed(2)	Janssen

Nutropin Depot	Growth Hormone	ProLease	Marketed	Genentech
(hGH)	Deficiency – Pediatric

Vivitrex	Alcohol Dependence	Medisorb	Phase III	Alkermes(3)

Vivitrex	Opioid Dependence	Medisorb	Phase II	Alkermes(3)

Nutropin Depot	Growth Hormone	ProLease	Phase III	Genentech
(hGH)	Deficiency – Adults

Insulin	Diabetes	AIR	Phase II	Lilly

Exenatide LAR	Diabetes	Medisorb	Phase II	Amylin / Lilly

Epinephrine	Anaphylaxis	AIR	Phase I	Alkermes

r-hFSH (recombinant human follicle stimulating hormone)	Infertility	ProLease	Phase Ib	Serono

hGH	Growth Hormone Deficiency	AIR	Phase I	Lilly

Others	Various	AIR, Medisorb and ProLease	Preclinical	Undisclosed

(1)	See “Government Regulation” for definitions of “Phase I,” “Phase II” and “Phase III” clinical trials. “Preclinical” indicates that we or our partners are conducting formulation, efficacy, pharmacology and/or toxicology testing of a compound in animal models or biochemical assays.

(2)	Approved for marketing in 43 countries outside of the U.S. Marketed in approximately 20 of such countries. An affiliate of our collaborative partner received a non-approvable letter from the U.S. FDA. See “Risk Factors.”

(3)	This program has been funded in part with federal funds from the National Institute on Alcohol Abuse and Alcoholism, National Institutes of Health.

Key Products under Development

     Risperdal Consta. We have developed a Medisorb long-acting formulation of Janssen Pharmaceutica’s (“Janssen”) anti-psychotic drug Risperdal known as Risperdal Consta. Janssen is an affiliate of Johnson & Johnson. Risperdal is the most commonly prescribed drug for the treatment of schizophrenia and had sales of over $1.8 billion worldwide in 2002. In August 2001, Janssen Pharmaceutica Products, LP submitted an NDA for Risperdal Consta with the FDA. Similar regulatory filings have been submitted in more than 60 countries around the world. In June 2002, Johnson & Johnson Pharmaceutical Research and Development, LLC (“J&J PRD”), an affiliate of Janssen, received a non-approvable letter from the FDA and, in April 2003, J&J PRD submitted additional data and analyses to the FDA in a complete response to such non-approvable letter. It is anticipated, based on criteria set forth in the Prescription Drug Use Fee Act (“PDUFA”), that the FDA will issue a formal response to this most recent submission in the fourth quarter of calendar year 2003. Since August 2002, Risperdal Consta has been approved in 43 countries outside the U.S. and is marketed in approximately 20 of such countries. Risperdal tablets are currently used for relief of symptoms associated with schizophrenia. Schizophrenia is a brain disorder the symptoms of which include disorganized thinking, delusions and hallucinations. We are the exclusive manufacturer of Risperdal Consta for Janssen.

     We earn both manufacturing fees and royalties from Janssen. Manufacturing revenues are earned when product is shipped to Janssen. Royalty revenues are earned on product sales made by Janssen and are recorded in the period the product is sold by Janssen. Manufacturing revenues represented a significant portion of the manufacturing and royalty revenues earned during fiscal 2003 and in the quarter ended June 30, 2003.

     Under a manufacture and supply agreement with Janssen, manufacturing revenues relating to our sales of Risperdal Consta to Janssen under that agreement are to be paid by Janssen to us in minimum annual amounts for up to ten years beginning in calendar 2003. The actual amount of such minimum manufacturing revenues will be determined by a formula and are currently estimated to aggregate approximately $150 million. In December 2002, Janssen paid us approximately $24 million as a prepayment of the first two years of these minimum manufacturing revenues.

     There can be no assurance that the issues raised in the non-approvable letter from the FDA will be resolved on a timely basis or that further foreign regulatory filings will be approved. See “Risk Factors – J&J PRD received a non-approvable letter for Risperdal Consta from the FDA.” Even if Risperdal Consta is approved by the FDA or other regulatory agencies, the anti-psychotic market is highly competitive and the revenues received from the sale of Risperdal Consta may not be significant and will depend on numerous factors outside of our control. Additionally, we cannot assure you that we will be able to manufacture Risperdal Consta on a commercial scale or economically. Any failure to obtain (or significant delay in obtaining) U.S. regulatory approval, pricing approvals, market share or significant revenues or manufacture at commercial scale or economically would have a material adverse effect on our business and financial position. See “Risk Factors – Our manufacturing experience is limited.”

     Nutropin Depot. We have developed and are manufacturing a ProLease formulation of Genentech, Inc.’s (“Genentech”) recombinant human growth hormone (rhGH) Nutropin, known as Nutropin Depot, in collaboration with Genentech. rhGH is approved for use in the treatment of children with growth hormone deficiency, or GHD, which results in short stature and potentially other developmental deficits, Turner’s syndrome, chronic renal insufficiency and other indications. Our extended-release formulation, approved by the FDA in December 1999 for use in children with GHD and commercially launched by Genentech in June 2000, requires only one or two doses a month (which may require more than one injection per dose) compared to current growth hormone therapies that require multiple doses per week.

     We and Genentech have also agreed to continue the clinical development for Nutropin Depot in adults with growth hormone deficiency. This decision followed completion of a Phase I trial of Nutropin Depot in growth hormone deficient adults. We have initiated a Phase III clinical trial, funded by Genentech, which commenced in December 2001. Enrollment in this Phase III trial has been completed and initial results are expected in late fiscal 2004.

     The GHD market is highly competitive and we cannot assure you that the marketing and sales of Nutropin Depot will be successful or that it will gain significant market share. Additionally, we cannot assure you that we will be able to continue to manufacture Nutropin Depot on a commercial scale or economically, or that we will ultimately be able to derive significant revenues from sales of Nutropin Depot. If we cannot continue to manufacture Nutropin Depot on a commercial scale, if we cannot manufacture Nutropin Depot economically or if we ultimately do not derive significant revenues from Nutropin Depot, a material adverse effect on our business and financial position could occur.

     Vivitrex. We are developing a Medisorb formulation of naltrexone, an FDA-approved drug used for the treatment of alcohol and opioid dependence, which is currently available in daily oral dosage form. It is estimated that there are currently 2.3 million people in the U.S. who are receiving treatment for alcoholism. We believe there is a significant need for a product that will help improve compliance in this patient population. Vivitrex, which is our most advanced proprietary product, is based on our Medisorb injectable extended-release technology and is designed to provide once-a-month dosing to enhance patient adherence by removing the need for daily dosing. In September 2001, we completed a second trial, which was a multi-center clinical trial, of Vivitrex, the data from which was presented at the Annual Meeting of the American College of Neuropsychopharmacology. This trial tested the safety, tolerability and pharmacokinetics of repeat doses of Vivitrex administered monthly to alcohol-dependent patients. In March 2003, we announced the completion of enrollment in a Phase III clinical trial in alcohol-dependent patients testing the safety and efficacy of repeat doses of Vivitrex. We plan to manufacture Vivitrex for both clinical trials and commercial sales, if any. We plan to commercialize Vivitrex using a specialty sales force to call on addiction specialists and substance abuse centers. We may develop or commercialize Vivitrex alone or with a collaborative partner.

     Inhaled epinephrine. We are developing an AIR formulation of epinephrine for the treatment of anaphylaxis, which is a sudden, often severe, systemic allergic reaction. Inhaled epinephrine is a proprietary product based on our AIR pulmonary delivery technology. Currently, patients self-administer epinephrine by intramuscular injection. We believe that an inhaled dosage form of epinephrine may offer patients significant advantages over injections, such as ease of use and direct topical treatment of airway obstruction. In August 2002, we completed our second Phase I study of inhaled epinephrine.

     r-hFSH (recombinant human follicle stimulating hormone). We are developing a ProLease formulation of r-hFSH with Serono S.A. (“Serono”) for the treatment of infertility. This long-acting formulation is designed to provide patients with an alternative to multiple daily injections. A Phase I clinical trial for this product candidate has been completed. Serono recently conducted a Phase Ib study of r-hFSH and an analysis of the data is underway. Serono is responsible for clinical studies for this program. We will manufacture the long-acting formulation of r-hFSH for clinical trials and commercial sales, if any.

     Exenatide LAR (formerly AC2993 LAR). We are developing a Medisorb formulation of Amylin Pharmaceutical, Inc.’s (“Amylin”) exenatide LAR, formerly referred to as AC2993 LAR, a drug being developed for use in the treatment of diabetes. Amylin has entered into a collaboration agreement with Eli Lilly and Company (“Lilly”) for the development and commercialization of exenatide, including exenatide LAR. Phase I clinical trials have been completed for our Medisorb formulation of exenatide LAR and Phase II clinical trials have commenced. In March 2003, we, Amylin and Lilly released preliminary pharmacokinetic results from the first Phase II trial that verify sustained levels of exenatide are possible and support the continuation of the Phase II trial program. Additional activities are underway to optimize the formulation and manufacturing process. An additional Phase II clinical trial is currently being planned. Amylin is responsible for clinical trials and we will manufacture the Medisorb formulation of exenatide LAR for both clinical trials and commercial sales, if any.

     Inhaled insulin. We are working with Lilly to develop inhaled formulations of insulin including short- and long-acting insulin and other potential products for the treatment of diabetes based on our AIR pulmonary drug delivery technology. Multiple early stage clinical trials have been completed for a short-acting formulation, which is currently in Phase II clinical development. Lilly is responsible for clinical trials and we will manufacture the formulations of insulin for clinical trials. We will manufacture any such products for clinical trials and both we and Lilly will manufacture such products for commercial sales, if any.

     In December 2002, we expanded our collaboration with Lilly following the achievement of development milestones relating to clinical progress, and scale-up and manufacturing activities for our insulin dry powder aerosols and inhalers. In connection with the expansion, Lilly purchased $30 million of our newly issued convertible preferred stock. We are using the significant portion of the proceeds from the sale of the preferred stock to fund the joint development program, including certain clinical trials, during calendar year 2003 and into calendar year 2004. In addition the royalty rate payable to us based on revenues of potential inhaled insulin products has been increased. Lilly has the right to exchange the preferred shares for a reduction in the royalty rate payable to us. The preferred stock is convertible into our common stock at market price at our option and automatically upon filing of an NDA with the FDA for a pulmonary insulin product. The collaboration cannot terminate without cause until January 2005.

     Inhaled human growth hormone. We are working with Lilly to develop an inhaled formulation of human growth hormone based on our AIR pulmonary drug delivery technology. In January 2002, we announced the decision to move forward with multiple-dose Phase I clinical studies for inhaled human growth hormone following the successful completion of a single dose Phase I trial. In connection with the December 2002 preferred stock transaction, we agreed to use a portion of the proceeds to fund the hGH development program, including certain clinical trials, during calendar year 2003 and into 2004. Lilly is responsible for clinical trials and we will manufacture the formulation of human growth hormone for both clinical trials and commercial sales, if any.

Collaborative Arrangements

     Our business strategy includes forming collaborations to provide technological, financial, marketing, manufacturing and other resources. We have entered into several corporate collaborations.

Janssen

     Pursuant to a development agreement, we collaborated with Janssen, an affiliate of Johnson & Johnson, for the development of Risperdal Consta, an extended-release formulation of Risperdal utilizing our Medisorb technology. Under the development agreement, Janssen provided development funding to us for the development of Risperdal Consta and is responsible for securing all necessary regulatory approvals. Since August 2001, Janssen and its affiliates have submitted an NDA to the FDA and similar filings to other drug regulatory agencies in over 60 countries around the world. Risperdal Consta has been approved in 43 countries outside the U.S. and launched in approximately 20 of such countries. However, in June 2002, a Janssen affiliate received a non-approvable letter for Risperdal Consta from the FDA and, in April 2003, submitted additional data and analyses to the FDA in a complete response to such non-approvable letter. See “Risk Factors – J&J PRD received a non-approvable letter for Risperdal Consta from the FDA.” We manufacture Risperdal Consta for commercial sale, if, when and where it is approved. We receive manufacturing revenues when product is shipped and royalties upon the sale of product.

     Under related license agreements, Janssen and an affiliate have exclusive worldwide licenses from us to use and sell Risperdal Consta. Under the license agreements, Janssen is required to pay us certain royalties with respect to all Risperdal Consta sold to customers. Janssen can terminate the license agreements upon 30 days’ prior written notice.

     Pursuant to a manufacture and supply agreement, Janssen has appointed us as the exclusive supplier of Risperdal Consta for commercial sales. The agreement terminates on expiration of the license agreements. In addition, either party may terminate the agreement upon a material breach by the other party which is not resolved within 60 days’ written notice or upon written notice in the event of the other party’s insolvency or bankruptcy. Janssen may terminate the agreement upon six-months’ written notice after such event; provided, however, Janssen cannot terminate the agreement without good cause during the two-year period following commencement of commercial manufacturing unless it also terminates the license agreements. In August 2002, we announced the regulatory approval and expected commercial launch of Risperdal Consta in Germany and the United Kingdom. Under our agreement with Janssen and based on the foregoing, manufacturing revenues relating to our sales of Risperdal Consta under a manufacturing and supply agreement are to be paid by Janssen to us in minimum annual amounts for up to ten years beginning in calendar 2003. The actual amount of such minimum revenues will be determined by a formula and are currently estimated to aggregate approximately $150 million. The minimum revenue obligation will be satisfied upon receipt by us of revenues relating to our sales of Risperdal Consta equaling such aggregate amount of minimum revenues. In December 2002, Janssen paid us approximately $24 million as a prepayment of the first two years of these minimum revenues.

Genentech

     In April 1999, we and Genentech amended and restated the November 1996 license agreement to expand our collaboration for Nutropin Depot, an injectable long-acting formulation of Genentech’s recombinant human growth hormone based upon our ProLease drug delivery system. Nutropin Depot for pediatric use was launched in the U.S. in June 2000 by Genentech. Under the agreement, we and Genentech have been conducting expanded development activities, including clinical trials in an additional indication (adult growth hormone deficiency), process development and manufacturing. We will be responsible for conducting additional clinical trials (for which Genentech will reimburse the cost) and for manufacturing Nutropin Depot for the adult indication and are to receive manufacturing revenues and royalties on product sales in this indication, if any.

     Genentech has the right to terminate the agreement for any reason upon six months’ written notice. In addition, either party may terminate the agreement upon the other party’s material default, which is not cured within 90 days of written notice, or upon the other party’s insolvency or bankruptcy.

     We executed a Manufacture and Supply Agreement with Genentech in April 2001 for the manufacture and supply of Nutropin Depot to Genentech for commercial sales. Pursuant to the terms of the agreement we are the sole supplier and manufacturer of Nutropin Depot. The Manufacture and Supply Agreement terminates on expiration of the license agreement. In addition, either party may terminate the agreement upon a material breach by the other party which is not cured within 90 days’

written notice, upon 60 days’ written notice in the event of the other party’s insolvency or bankruptcy or upon 90 days’ written notice in the event a force majeure event occurs and continues for more than six months.

Serono

     Pursuant to a development agreement dated December 1999, we are collaborating with Serono for the development of a ProLease formulation of r-hFSH (recombinant human follicle stimulating hormone) for the treatment of infertility. Serono provides us with research and development funding and milestone payments. We are responsible for formulation and preclinical testing and Serono will be responsible for conducting clinical trials and securing regulatory approvals and, together with its affiliates, for the marketing of any products that result from the collaboration. We will manufacture any such products for clinical trials and commercial sale and will receive manufacturing revenues and royalties on sales, if any.

     Serono may terminate the development agreement for any reason, upon 90 days’ written notice if such termination notice occurs prior to the first commercial launch of a product under the development agreement, or upon six months’ written notice if such notice occurs subsequent to such event. In addition, either party may terminate the development agreement upon a material breach by the other party of such agreement which is not cured within 60 days’ written notice.

Lilly

Insulin

     We entered into a development and license agreement with Lilly in April 2001 for the development of inhaled formulations of insulin, including short- and long-acting insulin and other potential products for the treatment of diabetes, based on our AIR pulmonary drug delivery technology. Pursuant to the agreement, we are responsible for formulation and preclinical testing as well as development of a device to use in connection with any products. Lilly has paid or will pay to us certain initial fees, research funding and milestone payments upon achieving certain development and commercialization goals. Lilly has exclusive worldwide rights to make, use and sell products resulting from such development. Lilly will be responsible for clinical trials, obtaining all regulatory approvals and marketing any insulin products. We manufacture such product candidates for clinical trials and both we and Lilly will manufacture such products for commercial sales, if any. We will receive certain royalties based upon such product sales, if any.

     Lilly has the right to terminate the agreement upon 90 days’ written notice at any time prior to the first commercial launch of a product, or upon six months’ written notice at any time after such first commercial launch. In addition, either party may terminate the agreement upon a material breach or default by the other party which is not cured within 90 days’ written notice.

     We entered into an agreement with Lilly in February 2002 that provided for an investment by Lilly in our commercial-scale production facility for inhaled pharmaceutical products based on our AIR pulmonary drug delivery technology. This new facility in Chelsea, Massachusetts is designed to accommodate the manufacturing of multiple products. Construction of the facility is complete and validation and scale-up is underway. Lilly’s investment was used to fund pulmonary insulin production and packaging capabilities. This funding is secured by Lilly’s ownership of specific equipment located and used in the facility. We have the right to purchase the equipment from Lilly, at any time, at the then-current net book value.

     In December 2002, we expanded our collaboration with Lilly following the achievement of development milestones relating to clinical progress, and scale-up and manufacturing activities for our insulin dry powder aerosols and inhalers. In connection with the expansion, Lilly purchased $30 million of our newly issued convertible preferred stock. We are using the significant portion of the proceeds from the sale of the preferred stock to fund the joint development program during calendar year 2003 and into calendar year 2004. In addition the royalty rate payable to us based on revenues of potential inhaled insulin products has been increased. Lilly has the right to exchange the preferred shares for a reduction in the royalty rate payable to us. The preferred stock is convertible into our common stock at market price at our option and automatically upon filing of a new drug application with the FDA for a pulmonary insulin product. The collaboration cannot terminate without cause until January 2005.

hGH

     We entered into a development and license agreement with Lilly in February 2000 for the development of an inhaled formulation of human growth hormone based on our AIR pulmonary drug delivery technology. Pursuant to the agreement, we are responsible for formulation and preclinical testing as well as development of a device to use in connection with any products. Lilly has paid or will pay to us certain initial fees, research funding and milestone payments upon achieving certain development and commercialization goals and we will also receive royalty payments based on product sales, if any. In connection with the December 2002 preferred stock transaction, we agreed to use a portion of the proceeds to fund the hGH development program during calendar year 2003 and into 2004. Lilly has exclusive worldwide rights to make, use and sell products resulting from such development. Lilly will be responsible for clinical trials, obtaining all regulatory approvals and marketing any products. We will manufacture any such products for clinical trials and commercial sales and receive manufacturing revenues and royalties on product sales, if any.

     Lilly has the right to terminate the agreement upon 90 days’ written notice at any time prior to the first commercial launch of a product, or upon six months’ written notice at any time after such first commercial launch. In addition, either party may terminate the agreement upon a material breach or default by the other party which is not cured within 90 days’ written notice.

Amylin

     We entered into a development and license agreement with Amylin in May 2000 for the development of a Medisorb formulation of exenatide LAR (formerly AC2993) for the treatment of type 2 diabetes.

     Pursuant to the development agreement, Amylin has an exclusive, worldwide license to the Medisorb technology for the development and commercialization of injectable extended-release formulations of exendins and other related compounds that Amylin may develop. Amylin has entered into a collaboration agreement with Lilly for the development and commercialization of exenatide, including exenatide LAR. We receive funding for research and development and milestone payments comprised of cash and warrants for Amylin common stock upon achieving certain development and commercialization goals and will also receive a combination of royalty payments and manufacturing fees based on any future product sales. We are initially responsible for developing and testing several formulations, manufacturing for clinical trials and for commercial sales of any products that may be developed pursuant to the agreement. Amylin is responsible for conducting clinical trials, securing regulatory approvals and marketing any products resulting from the collaboration on a worldwide basis.

     Amylin may terminate the development agreement for any reason on 90 days’ written notice if such termination occurs before filing an NDA with the FDA or six months’ written notice after such event. In addition, either party may terminate the development agreement upon a material default or breach by the other party that is not cured within 60 days’ written notice.

Clinical Partners

     In 1992, Alkermes Clinical Partners, L.P. (“Clinical Partners”) was formed as a vehicle to raise money to fund the further development of Cereport. Cereport is a synthetic analog of bradykinin developed to increase transiently the permeability of the blood-brain barrier so that drug molecules in the bloodstream can diffuse into the brain in greater concentrations. In connection with that transaction, we transferred substantially all of our rights to Cereport to Clinical Partners, entered into a product development agreement and interim license with Clinical Partners and acquired the right to purchase all of the limited partnership interests in Clinical Partners. In total, Clinical Partners raised $46.0 million from a private placement, which was substantially expended by June 1996. If Cereport were ever approved by the FDA, we would have to pay certain milestone and royalty payments to the limited partners whether or not we exercise our purchase option. We entered into an agreement with ALZA Corporation in October 1997 relating to the development and commercialization of Cereport which was mutually terminated in December 2002. As a result of the difficulties encountered in the development of Cereport, including clinical trial results and the termination of the agreement with ALZA, we determined that development of Cereport is not economically feasible and, therefore, we would not commit additional funds to the development of Cereport. We also abandoned patent rights relating to Cereport and receptor mediated permeabilizers (“RMPs”) outside the U.S. and Canada. As a consequence of the decision to discontinue funding, the development program and obligations will cease, the purchase option will terminate and Cereport and the RMP technology will revert to Clinical Partners in the U.S. and Canada. On October 21, 2003, Clinical Partners will mail definitive proxy materials to its limited partners seeking approval of the termination of the limited partnership.

Drug Delivery Technology

     Our current focus is on the development of broadly applicable, proprietary drug delivery technologies addressing several important drug delivery opportunities, including injectable extended-release of proteins, peptides and small molecule pharmaceutical compounds and the pulmonary delivery of both small molecules and proteins and peptides. We partner our proprietary technology systems and drug delivery expertise with several of the world’s finest pharmaceutical companies and we also develop novel, proprietary drug candidates for our own account.

ProLease: injectable extended-release of fragile proteins and peptides

     ProLease is our proprietary technology for the stabilization and encapsulation of fragile proteins and peptides in microspheres made of common medical polymers. Our proprietary expertise in this field lies in our ability to preserve the biological activity of fragile drugs over an extended period of time and to manufacture these formulations using components and processes believed to be suitable for human pharmaceutical use. ProLease is designed to enable novel formulations of proteins and peptides by replacing frequent injections with controlled, extended-release over time. We believe ProLease formulations have the potential to improve patient compliance and ease of use by reducing the need for frequent self-injection, to lower costs by reducing the need for frequent office visits and to improve safety and efficacy by reducing both the variability in drug levels inherent in frequent injections and the aggregate amount of drug given over the course of therapy. In addition, ProLease may provide access to important new markets currently inaccessible to drugs that require frequent injections or are administered orally.

     The ProLease formulation process has been designed to assure stability of fragile compounds during the manufacturing process, during storage and throughout the release phase in the body. The formulation and manufacturing process consists of two basic steps. First, the drug is formulated with stabilizing agents and dried to create a fine powder. Second, the powder is microencapsulated in the polymer at very low temperatures. Incorporation of the drug substance as a stabilized solid under very low temperatures is critical to protecting fragile molecules from degradation during the manufacturing process and is a key element of the ProLease technology. The microspheres are suspended in a small volume of liquid prior to administration to a patient by injection under the skin or into a muscle. We believe drug release from the ProLease drug delivery system can be controlled to last from a few days to several months.

     Drug release from the microsphere is controlled by diffusion of the drug through the microsphere and by biodegradation of the polymer. These processes can be modulated through a number of formulation and fabrication variables, including drug substance and microsphere particle sizing and choice of polymers and excipients.

     Our experience with the application of ProLease to a wide range of proteins and peptides has shown that high incorporation efficiencies and high drug loads can be achieved. Proteins and peptides incorporated into ProLease microspheres have maintained their integrity, stability and biological activity when tested for up to 30 days in in vitro experiments conducted on formulations manufactured at the preclinical, clinical and commercial scale.

Medisorb: injectable extended-release of traditional small molecule pharmaceuticals

     Medisorb is our proprietary technology for encapsulating traditional small molecule pharmaceuticals in microspheres made of common medical polymers. Like ProLease, Medisorb is designed to enable novel formulations of pharmaceuticals by providing controlled, extended-release over time. We believe Medisorb is suitable for encapsulating stable, small molecule pharmaceuticals and certain peptides at a large scale. We believe that Medisorb formulations may have superior features of safety, efficacy, compliance and ease of use for drugs currently administered by frequent injection or administered orally. Drug release from the microsphere is controlled by diffusion of the pharmaceutical through the microsphere and by biodegradation of the polymer. These processes can be modulated through a number of formulation and fabrication variables, including drug substance and microsphere particle sizing and choice of polymers and excipients.

     The Medisorb drug delivery system uses manufacturing processes different from the ProLease manufacturing process. The formulation and manufacturing process consists of three basic steps. First, the drug is combined with a polymer solution. Second, the drug/polymer solution is mixed in water to form liquid microspheres (an emulsion). Third, the liquid microspheres are dried to produce finished product. The microspheres are suspended in a small volume of liquid prior to administration to a patient by injection under the skin or into a muscle. We believe drug release from the Medisorb system can be controlled to last from a few days to several months.

AIR: pulmonary drug delivery

     The AIR technology is our proprietary pulmonary delivery system that enables the delivery of both small molecules and macromolecules to the lungs. Our proprietary technology allows us to formulate drugs into dry powders made up of highly porous particles with low mass density. These particles can be efficiently delivered to the deep lung by a small, simple inhaler. The AIR technology is useful for small molecules, proteins or peptides and allows for both local delivery to the lungs and systemic delivery via the lungs.

     AIR particles can be aerosolized and inhaled efficiently with simple inhaler devices because low forces of cohesion allow the particles to deaggregate easily. AIR is developing a family of relatively inexpensive, compact, easy to use inhalers. The AIR devices are breath activated and made from injection molded plastic. The powders are designed to quickly discharge from the device over a range of inhalation flow rates, which may lead to low patient-to-patient variability and high lung deposition of the inhaled dose. By varying the ratio and type of excipients used in the formulation, we believe we can deliver a range of drugs from the device that may provide both immediate and extended release.

Manufacturing

     We currently have manufacturing facilities in Cambridge and Chelsea, Massachusetts and Wilmington, Ohio. The manufacture of our product candidates for clinical trials and commercial purposes is subject to current good manufacturing practices (cGMP) and other agency regulations. We have limited experience operating an FDA-approved commercial manufacturing facility. There can be no assurance that we will maintain the necessary approvals for commercial manufacturing or obtain approvals for any additional facilities.

     If we are not able to develop and maintain manufacturing capacity and experience, or to continue to contract for manufacturing capabilities on acceptable terms, our ability to supply product for commercial sales, clinical trials and preclinical testing will be compromised. In addition, delays in obtaining regulatory approvals might result, as well as delays of commercial sales if approvals are not obtained on a timely basis. Such delays could materially adversely affect our competitive position and our business, financial condition and results of operations.

ProLease

     ProLease manufacturing involves microencapsulation of drug substances provided to us by our collaborators in small polymeric microspheres using extremely cold processing conditions suitable for fragile molecules. The ProLease manufacturing process consists of two basic steps. First, the drug is formulated with stabilizing agents and dried to create a fine powder. Second, the powder is microencapsulated in polymer at very low temperatures. Pursuant to agreements with certain of our collaborators, we have the right to manufacture ProLease products for commercial sale.

     We have a commercial scale ProLease manufacturing facility of approximately 32,000 square feet in Cambridge, Massachusetts. The facility includes two manufacturing suites, one of which is dedicated to the production of Nutropin Depot at commercial scale. The facility has had successful pre-approval and one post-approval inspection by the FDA for the manufacture of Nutropin Depot and we are currently manufacturing Nutropin Depot to supply product to Genentech for commercial sale.

     We had a clinical production facility that we validated for manufacturing in accordance with current good manufacturing practices (cGMP). The production facility is being moved into and validated in our principal location for clinical manufacturing. The facility was and will be used to manufacture product candidates incorporating our ProLease extended-release delivery system for use in clinical trials.

Medisorb

     The Medisorb manufacturing process is significantly different from the ProLease process and is based on a method of encapsulating small molecule drugs in polymers using a large-scale emulsification. The Medisorb manufacturing process consists of three basic steps. First, the drug is combined with a polymer solution. Second, the drug/polymer solution is mixed in water to form liquid microspheres (an emulsion). Third, the liquid microspheres are dried to produce finished product.

     We operate a 50,000 square foot current good manufacturing practices (cGMP) manufacturing facility for commercial scale Medisorb manufacturing in Wilmington, Ohio. We manufacture Risperdal Consta for Janssen at this facility. The facility has been inspected by regulatory authorities and is producing product for commercial sales outside of the U.S. At this site, we recently completed construction of a 50,000 square foot manufacturing expansion which is being validated in preparation for additional commercial manufacture capacity.

AIR

     The AIR manufacturing process uses spray drying. We take drugs provided by our partners or purchased from generic manufacturers, combine the drugs with certain excipients commonly used in other aerosol formulations and spray dry the solution in commercial spray dryers. During the manufacturing process, solutions of drugs and excipients are spray dried to form a free flowing powder and the powder is filled and packaged into final dosage units. AIR has a clinical manufacturing facility, where powders and final dosage units are prepared under current good manufacturing practices (cGMP) for use in clinical trials. Our current clinical manufacturing facility and equipment are at a scale equivalent to commercial manufacturing. This clinical production facility is being moved into and validated in our principle location for clinical manufacturing. In February 2002, we entered into an agreement with Lilly that provided for an investment by Lilly in our large-scale production facility for inhaled pharmaceutical products based on our AIR pulmonary drug delivery technology. This new 90,000 square foot facility is designed to accommodate the manufacturing of multiple products. Construction of this facility in Chelsea, Massachusetts was recently completed and validation is underway. AIR’s inhalation devices are produced under current good manufacturing practices (cGMP) at two contract manufacturers in the U.S.

Marketing

     We intend to market the majority of our ProLease, Medisorb and AIR products through corporate partners. We have entered into development agreements, which include sales and marketing arrangements, for ProLease product candidates with Genentech and Serono, for Medisorb product candidates with Janssen and Amylin and for AIR product candidates with Lilly. For our proprietary products, we will determine whether to market the products ourselves or to find a marketing partner. We plan to commercialize Vivitrex using a specialty sales force to call on addiction specialists and substance abuse centers. We may develop or commercialize Vivitrex alone or with a collaborative partner.

     Alkermes is building the infrastructure necessary for commercialization of our proprietary products. We have increased our manufacturing capacity, we are expanding our product portfolio and we are beginning to develop the capabilities for marketing and selling our own products.

     We currently have no experience in marketing or selling pharmaceutical products. In order to achieve commercial success for any product candidate approved by the FDA or other regulatory authorities, we must either develop a marketing and sales force or enter into arrangements with third parties to market and sell our products. There can be no assurance that we will successfully develop such experience or that we will be able to enter into marketing and sales agreements with others on acceptable terms, if at all. If we develop our own marketing and sales capability, we will compete with other companies that currently have experienced and well-funded marketing and sales operations. To the extent we enter into co-promotion or other sales and marketing arrangements with other companies, any revenues received by us will be dependent on the efforts of others, and there can be no assurance that such efforts will be successful.

Competition

     The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. We face, and will continue to face, intense competition in the development, manufacturing, marketing and commercialization of our product candidates from academic institutions, government agencies, research institutions, biotechnology and pharmaceutical companies, including our collaborators, and drug delivery companies. There can be no assurance that developments by others will not render our product candidates or technologies obsolete or noncompetitive, or that our collaborators will not choose to use competing drug delivery methods. At the present time, we have no sales force or marketing experience and we have only limited commercial manufacturing experience. In addition, many of our competitors and potential competitors have substantially greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we do. Many of these competitors also have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals.

     With respect to ProLease and Medisorb, we are aware that there are other companies developing extended-release delivery systems for pharmaceutical products. With respect to AIR, we are aware that there are other companies marketing or developing pulmonary delivery systems for pharmaceutical products. In many cases, there are products on the market or in development that may be in direct competition with our product candidates. In addition, other companies are developing new chemical entities or improved formulations of existing products which, if developed successfully, could compete against our formulations of any products we develop or those of our collaborators. These chemical entities are being designed to have different mechanisms of action or improved safety and efficacy. In addition, our collaborators may develop, either alone or with others, products that compete with the development and marketing of our product candidates.

     There can be no assurance that we will be able to compete successfully with such companies. The existence of products developed by our competitors, or other products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by us.

Patents and Proprietary Rights

     Our success will be dependent, in part, on our ability to obtain patent protection for our product candidates and those of our collaborators, maintaining trade secret protection and operating without infringing upon the proprietary rights of others.

     We have a proprietary portfolio of patent rights and exclusive licenses to patents and patent applications. We have filed numerous U.S. and international patent applications directed to composition of matter as well as processes of preparation and methods of use, including applications relating to each of our delivery technologies. We own approximately 90 issued U.S. patents. No U.S. patent issued to us that is currently material to our business will expire prior to 2009. In the future, we plan to file further U.S. and foreign patent applications directed to new or improved products and processes. We intend to file additional patent applications when appropriate and defend our patent position aggressively. We have determined that development of Cereport and RMPs is economically infeasible and, therefore, abandoned related patent rights outside the U.S. and Canada.

     We have exclusive rights through licensing agreements with third parties to approximately 34 issued U.S. patents, a number of U.S. patent applications and corresponding foreign patents and patent applications in many countries, subject in certain instances to the rights of the U.S. government to use the technology covered by such patents and patent applications. No issued U.S. patent to which we have exclusive licensed rights and which is currently material to our business will expire prior to 2016. Under certain licensing agreements, we currently pay annual license fees and/or minimum annual royalties. During the fiscal year ended March 31, 2003, these fees totaled $143,000. In addition, under all licensing agreements, we are obligated to pay royalties on future sales of products, if any, covered by the licensed patents.

     We know of several U.S. patents issued to other parties that relate to our product candidates. One of those parties has asked us to compare our Medisorb technology to that party’s patented technology. Another such party has asked a collaborative partner to substantiate how our ProLease microspheres are different from that party’s patented technology. The manufacture, use, offer for sale, sale or importing of these product candidates might be found to infringe on the claims of these patents. A party might file an infringement action against us. Our cost of defending such an action is likely to be high and we might not receive a favorable ruling.

     We also know of patent applications filed by other parties in the U.S. and various foreign countries that may relate to some of our product candidates if issued in their present form. If patents are issued to any of these applicants, we may not be able to manufacture, use, offer for sale, or sell some of our product candidates without first getting a license from the patent holder. The patent holder may not grant us a license on reasonable terms or it may refuse to grant us a license at all. This could delay or prevent us from developing, manufacturing or selling those of our product candidates that would require the license.

     We try to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of biopharmaceutical companies involves complex legal and factual questions, enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. And, if issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the U.S.

     We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business, results of operations and financial condition could be adversely affected.

Government Regulation

     The manufacture and marketing of pharmaceutical products in the U.S. require the approval of the FDA under the Federal Food, Drug and Cosmetic Act. Similar approvals by comparable agencies are required in most foreign countries. The FDA has established mandatory procedures and safety standards which apply to the preclinical testing and clinical trials, manufacture and marketing of pharmaceutical products. Pharmaceutical manufacturing facilities are also regulated by state, local and other authorities.

     As an initial step in the FDA regulatory approval process, preclinical studies are typically conducted in animal models to assess the drug’s efficacy and to identify potential safety problems. The results of these studies must be submitted to the FDA as part of an Investigational New Drug application (“IND”), which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. Phase I trials are conducted with a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II trials are designed to provide additional information on dosing and preliminary evidence of product efficacy. Phase III trials are large-scale studies designed to provide statistical evidence of efficacy and safety in humans. The results of the preclinical testing and clinical trials of a pharmaceutical product are then submitted to the FDA in the form of an NDA, or for a biological product in the form of a Product License Application (“PLA”), for approval to commence commercial sales. Preparing such applications involves considerable data collection, verification, analysis and expense. In responding to an NDA or PLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria.

     Prior to marketing, any product developed by us or our collaborators must undergo an extensive regulatory approval process, which includes preclinical testing and clinical trials of such product candidate to demonstrate safety and efficacy. This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays, increased costs and failures in obtaining regulatory approvals would have a material adverse effect on our business, financial condition and results of operations.

     Among the conditions for NDA or PLA approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform on an ongoing basis with GMP. Before approval of an NDA or PLA, the FDA will perform a pre-approval inspection of the facility to determine its compliance with GMP and other rules and regulations. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. After the establishment is licensed, it is subject to periodic inspections by the FDA.

     The requirements which we must satisfy to obtain regulatory approval by governmental agencies in other countries prior to commercialization of our products in such countries can be as rigorous and costly as those described above.

     We are also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, experimental use of animals and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on capital expenditures, earnings or our competitive position. However, the extent of government regulation which might result from any legislative or administrative action cannot be accurately predicted.

Employees

     As of October 16, 2003, we had approximately 453 full-time employees. A significant number of our management and professional employees have prior experience with pharmaceutical, biotechnology or medical product companies. We believe that we have been successful in attracting skilled and experienced scientific and senior management personnel; however, competition for such personnel is intense. None of our employees are covered by a collective bargaining agreement. We consider our relations with employees to be good.

Properties

     We lease approximately 295,000 square feet of laboratory, manufacturing and office space in Cambridge, Massachusetts under several leases expiring in the years 2004 to 2012. Approximately 81,000 square feet of laboratory and office space in Cambridge, Massachusetts is not utilized or is being sublet. A portion of the space was exited in connection with the move into our new corporate headquarters and the balance was exited as a part of the Company’s restructuring of operations undertaken in August 2002. We are in the process of moving and validating our GMP clinical manufacturing suites for the manufacture of product candidates incorporating the ProLease delivery system and the AIR technology in the Company’s principal location for clinical manufacturing. The lease for the Company’s headquarters and principle location for clinical manufacturing and laboratory space commenced in June 2002 and will terminate in 2012. Several of the leases contain provisions permitting us to extend the term of such leases for up to two ten-year periods. We also have a 32,000 square foot commercial scale ProLease manufacturing facility in Cambridge, Massachusetts.

     During fiscal 2001, we entered into a new lease for a 90,000 square foot building which we are developing as a commercial scale AIR manufacturing facility in Chelsea, Massachusetts. The lease term is for fifteen years with an option to extend the term of such lease for up to two five-year periods. Construction of this facility is substantially complete and the validation process is underway.

     We own and occupy approximately 100,000 square feet of manufacturing, office and laboratory space in Wilmington, Ohio. The facility contains a GMP production facility designed for the production of Medisorb microspheres on a commercial scale. We recently completed construction of 50,000 square feet of this manufacturing facility and validation is currently underway. We also lease and occupy approximately 30,000 square feet of laboratory and office space in Blue Ash, Ohio under a lease expiring in 2004.

     We believe that our current and planned facilities in Massachusetts and Ohio are adequate for our current and near-term preclinical, clinical and commercial operations.

Legal Proceedings

     None.

Available Information

     Our internet address is www.alkermes.com, at which you can find, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q and all other reports filed with the SEC. All such filings are available on the website as soon as reasonably practicable after filing.

DESCRIPTION OF NOTES

     Alkermes, Inc. issued the notes under an indenture dated August 22, 2003 between Alkermes, Inc. and U.S. Bank National Association, as notes trustee. The following summarizes the material provisions of the notes and the notes indenture. This summary is subject to and is qualified by reference to all the provisions of the notes and the notes indenture. As used in this description, the words “we,” “us” or “our” do not include any current or future subsidiary of Alkermes, Inc.

General

     We issued $125,000,000 aggregate principal amount of notes.

     The notes are subordinated obligations of Alkermes, Inc. that are subordinate in right of payment as described under “Subordination” below. The notes are convertible into common stock as described under “Conversion by Holders” and “Automatic Conversion” below. The notes were issued in denominations of $1,000 and multiples of $1,000. The notes mature on September 1, 2023 unless earlier converted, redeemed or repurchased.

     The notes bear interest at the rate of 2½% per year. Interest will be paid on March 1 and September 1 of each year, commencing on March 1, 2004, subject to limited exceptions if the notes are converted, redeemed or repurchased prior to the applicable interest payment date. The record dates for payment of interest are February 15 and August 15 of each year.

     Interest will be payable in cash. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     We will pay principal and interest on the notes at the corporate trust office of the notes trustee or at the office or agency we maintain for such purpose in the Borough of Manhattan, The City of New York, which shall initially be the office or agency of the notes trustee. At our option, however, we may pay interest by check mailed to your address as it appears in the notes register. However, holders of $2,000,000 or more in principal amount of notes may elect in writing to be paid by wire transfer; provided that any payment to DTC or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

     We will not be restricted from paying dividends or repurchasing securities or incurring indebtedness under the notes indenture. The notes indenture has no financial covenants. Holders of the notes are not protected in the event of a highly leveraged transaction or a change in control of Alkermes except as described under “Repurchase at Option of Holders upon a Repurchase Event” below.

     You are not required to pay a service charge for registration or transfer of notes. We may, however, require you to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

•	any note for a period of 15 days before selection for redemption;

•	any note or portion selected for redemption;

•	any note or portion surrendered for conversion;

•	any note or portion surrendered for repurchase but not withdrawn in connection with a repurchase event; or

•	any note or portion tendered for repurchase on September 1, 2008, September 1, 2013 or September 1, 2018, each a repurchase date.

     The notes will be issued:

•	in fully-registered form; and

•	in denominations of $1,000 and multiples of $1,000.

Book-Entry System

Global Security

     The notes were issued in the form of a global security held in book-entry form. Except as noted below under “Certificated Notes,” DTC or its nominee is the sole registered holder of the notes for all purposes under the notes indenture. Owners of beneficial interests in the notes represented by the global security hold these interests pursuant to the procedures and practices of DTC. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with DTC’s procedures and practices. Beneficial owners are not holders, and are not entitled to any rights under the global security or the notes indenture with respect to the global security. We and the trustee may treat DTC as the sole holder and owner of the global security. See “Book-Entry System — The Depository Trust Company.”

Certificated Notes

     Certificated notes may be issued in exchange for notes represented by the global security if DTC no longer serves as the depositary and no successor depositary is appointed by us.

Conversion by Holders

     You may, at your option, convert some or all of your notes at any time prior to maturity into shares of our common stock at a conversion price of $13.85 per share, subject to adjustment upon certain events, which amounts to a conversion ratio of 72.2022 shares of common stock per $1,000 of notes. You may convert notes in denominations of $1,000 and multiples of $1,000; we will not, however, issue fractional shares upon conversion of the notes but will instead make a cash adjustment for any fractional share interest. The conversion price is subject to adjustment as described below. If the notes are called for redemption, the conversion rights on the notes called for redemption will expire at the close of business of the last business day before the redemption date, unless we default in payment of the redemption price. If you have submitted your notes for repurchase after a repurchase event or in connection with a repurchase date, you may only convert your notes if you deliver a withdrawal notice before the close of business on the last business day before the repurchase date.

     If you convert your notes after a record date and prior to the next interest payment date, you will have to pay us interest, unless the notes have been called for redemption or we have issued a notice of an automatic conversion where such redemption or automatic conversion occurs prior to the interest payment date, under the notes indenture. We will pay a cash adjustment for any fractional shares based on the market price of our common stock on the last business day before the conversion date.

     You can convert your notes by delivering the notes to an office or agency of the notes trustee in the Borough of Manhattan, The City of New York, along with a duly signed and completed notice of conversion, a form of which may be obtained from the notes trustee. In the case of a global security, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global security in accordance with DTC’s rules and procedures. The conversion date will be the date on which the notes and the duly signed and completed notice of conversion are delivered. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares. In the event we fail to convert any tendered notes into common stock in accordance with the terms of the notes indenture, the holder may bring an action to enforce its right to convert.

     You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon conversion but will be required to pay any stamp or transfer tax or duty if the common stock issued upon conversion of the notes is in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Adjustment to the conversion price

     The conversion price will be adjusted if:

(1)	we dividend or distribute shares of our common stock to our common shareholders;

(2)	we split, subdivide or combine our common stock;

(3)	we issue rights or warrants to all holders of our common stock to purchase common stock at less than the current market price;

(4)	we dividend or distribute to all holders of our common stock capital stock or evidences of indebtedness or assets, but excluding:

•	dividends, distributions and rights or warrants referred to in (3) above or to be exercised in connection with certain trigger events;

•	dividends and distributions paid exclusively in cash or paid in connection with our liquidation, dissolution or winding up; or

•	capital stock, evidence of indebtedness, cash or assets distributed in a merger or consolidation;

(5)	we make a dividend or distribution consisting exclusively of cash to all holders of common stock. In the event of such a dividend or distribution, we will reduce the conversion price to a price to be determined by multiplying the then current conversion price by the fraction obtained by (i) subtracting the full amount of the dividend or distribution payable to the holder of one share of our common stock from the average closing price of our common stock for the three trading days immediately preceding the ex-dividend date for such dividend or distribution and (ii) dividing the difference obtained in (i) by the average closing price of our common stock for the three trading days immediately preceding the ex-dividend date for such dividend or distribution;

(6)	the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries involves an aggregate consideration that, together with any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding such tender offer, exceeds 10% of our market capitalization on the expiration of such tender offer; or

(7)	payment on tender offers or exchange offers by a third party other than Alkermes, Inc. or our subsidiaries if, as of the closing date of the offer, our board of directors does not recommend rejection of the offer. We will only make this adjustment if a tender offer increases the person’s ownership to more than 25% of our outstanding common stock and the payment per share is greater than the current market price of the common stock. We will not make this adjustment if the tender offer is a merger or transaction described below under “Consolidation, Merger or Transfer of Assets.”

     The conversion adjustment provisions apply to the conversion price for both voluntary conversions and automatic conversions.

     Pursuant to our shareholders’ rights plan, the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion.

     If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

     We are permitted to reduce the conversion price of the notes for limited periods of time, if our board of directors deems it advisable. Any such reduction shall be effective for not less than 20 days. We are required to give at least 15 days’ prior notice of any such reduction. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price of the notes will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

Automatic Conversion

We may elect to automatically convert the notes if our stock price hits specific targets.

     We may elect to automatically convert some or all of the notes at any time on or prior to maturity if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days during any consecutive 30-day trading period ending within five trading days prior to the notice of automatic conversion. We refer to this as an “automatic conversion.” The notice of automatic conversion must be given not more than 30 and not less than 20 days prior to the date of automatic conversion.

     If an automatic conversion occurs on or prior to September 1, 2006, we will pay additional interest in cash or, at our option, in shares of our common stock to holders of notes being converted. This additional interest shall be equal to three years’ worth of interest less any interest actually paid or provided for prior to the date of automatic conversion. We will specify in the automatic conversion notice whether we will pay the additional interest in cash or common stock. If we elect to pay the additional interest in shares of our common stock, the shares of common stock will be valued at 97.5% of the average of the closing price of our common stock for each of the five trading days immediately preceding the second trading day preceding the conversion date. We will not issue fractional shares for any additional interest upon conversion but will instead make a cash adjustment for any fractional share interest.

     During the two-year period after the issue date of the notes, we may automatically convert the notes only if a registration statement has been declared effective prior to the date of the notice of automatic conversion and such registration statement remains effective on the date of automatic conversion.

     You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon conversion but will be required to pay any stamp or transfer tax or duty if the common stock issued upon conversion of the notes is in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

Optional Redemption

     At any time on or after September 6, 2006, we may redeem some or all of the notes, at our option, upon not less than 20 nor more than 60 days’ prior written notice sent via first class mail, at the redemption prices specified below. The redemption price, expressed as a percentage of the principal amount, is as follows for the periods beginning September 6, 2006:

Period	Redemption Price

September 6, 2006 to August 31, 2007	101.00%
September 1, 2007 to August 31, 2008	100.50%
September 1, 2008 to September 1, 2023	100.00%

     In each case we will also pay accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay interest to the record holders as of the relevant record date.

     No sinking fund will be provided for the notes, which means that the notes indenture will not require us to redeem or retire the notes periodically. We may not redeem the notes if there is a default under the notes indenture. See “Events of Default and Remedies” below.

Repurchase at Option of the Holder

     You have the right to require us to repurchase the notes for cash on September 1, 2008, September 1, 2013 and September 1, 2018. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

     The repurchase price payable for a note will be equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. Your right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be U.S. Bank National Association, the notes trustee.

     The repurchase notice must state:

•	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the notes indenture.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office, or any other office of the paying agent, prior to, on or at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note, then, on and after the later of the repurchase date or the date such cash is first held the note will cease to be outstanding and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note. This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     No notes may be repurchased by us at the option of the holders if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date. We may be unable to repurchase the notes if you elect to require us to repurchase the notes pursuant to this provision. If you elect to require us to repurchase the notes we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances. If you elect to require us to repurchase the notes at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent to repurchase, or successfully refinance the notes, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the notes indenture, which might constitute a default under the terms of our other indebtedness. Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

     We will comply with the provisions of Rule 13e-4 and any other rules under the Securities Exchange Act of 1934 that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

Repurchase at Option of Holders upon a Repurchase Event

     If a repurchase event occurs after issuance of the notes, you will have the right, at your option, to require us to repurchase all or any portion of your notes 40 days after we mail holders a notice of the repurchase event. The repurchase price we are required to pay will be equal to 105% of the principal amount of the notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, we will pay the interest that is due and payable on such date to the record holder on the applicable record date.

     We may pay the repurchase price, at our option, in cash or common stock. If we elect to pay the repurchase price in common stock, the number of shares we deliver will be valued at 95% of the average of the closing price for each of the five trading days immediately preceding the second trading day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the notes indenture.

     A repurchase event will be considered to have occurred if:

•	our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States; or

•	one of the following “change in control” events occurs:

1.	any person or group becomes the beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

2.	our shareholders approve any plan or proposal for our liquidation, dissolution or winding up;

3.	we consolidate with or merge into, or participate in a share exchange with any other corporation, partnership, limited liability company or other entity or any other corporation, partnership, limited liability company or other entity merges into us, and, in the case of any such merger, consolidation or share exchange, our outstanding common stock is changed or exchanged into other assets or securities as a result;

4.	we convey, transfer or lease all or substantially all of our assets to any person; or

5.	the continuing directors do not constitute a majority of our board of directors at any time.

     However, a “change in control” will not be deemed to have occurred if:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately before the change in control is equal to at least 105% of the conversion price;

•	in the event of a transaction specified in (1), (3) or (4) above, if our shareholders immediately before such transaction constituting the change in control own, directly or indirectly, immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities resulting from such change in control in substantially the same proportion as their ownership of the voting stock immediately before such transaction; or

•	in the event of a transaction specified in (3) or (4) above, all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control, consists of common stock traded on a United States national securities exchange or quoted on the NASDAQ National Market, and as a result of the transaction the notes become convertible solely into that common stock.

     The term “continuing director” means at any date a member of our board of directors:

•	who was a member of our board of directors on August 15, 2003; or

•	who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our board of directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

     Under the above definition of continuing director, if the current board of directors approved a new director or directors and then resigned, no change in control would occur. The interpretation of the phrase “all or substantially all” used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of “all or substantially all” of our assets has occurred.

     We will be required to mail holders of notes a notice within 15 days after the occurrence of a repurchase event. The notice must describe, among other things, the repurchase event, the holder’s right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the notes trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in New York, New York. You may exercise your repurchase rights by delivering written notice to us and the notes trustee. The notice must be accompanied by the notes duly endorsed for transfer to us. You must deliver the exercise notice on or before the close of business on the thirty-fifth calendar day after the mailing date of the repurchase notice.

     You may require us to repurchase all or any portion of your notes upon a repurchase event. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Certain of our existing debt agreements, as well as future debt agreements, may prohibit us from paying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the notes indenture. An event of default under the notes indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the notes indenture.

     The change in control feature may not necessarily afford you with protection in the event of a highly leveraged transaction, a change in control or similar transactions involving us. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the notes indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the notes.

     In addition, our management could undertake leveraged transactions that could constitute a change in control. The Board of Directors will not have the right under the notes indenture to limit or waive the repurchase right in the event of these types of leveraged transactions. Our requirement to repurchase notes upon a repurchase event could delay, defer or prevent a change of control. As a result, the repurchase right may discourage:

•	a merger, consolidation or tender offer;

•	the assumption of control by a holder of a large block of our shares; and

•	the removal of incumbent management.

     The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we would decide to do so in the future.

     The Securities Exchange Act of 1934 and the Securities and Exchange Commission rules thereunder require the distribution of specific types of information to security holders in the event of issuer tender offers. These rules may apply in the event of a repurchase. We will comply with these rules to the extent applicable.

Subordination

     The notes are unsecured and subordinated to the prior payment in full of all existing and future senior indebtedness as provided in the notes indenture. The notes are pari passu in right of payment with our 3.75% Convertible Subordinated Notes due 2007. Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, payments on the notes will be subordinated to the prior payment in full of all senior indebtedness. If the notes are accelerated following an event of default under the notes indenture, the holders of any senior indebtedness will be entitled to payment in full before the holders of the notes are entitled to receive any payment on the notes.

     We may not make any payments on the notes if:

•	we default in the payment on senior indebtedness beyond any grace period; or

•	any other default occurs and is continuing under any designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity, and we and the trustee receive a notice, known as a payment blockage notice, from a person permitted to give this notice under the notes indenture.

     We may resume making payments on the notes:

•	in the case of a payment default, when the default is cured or waived or ceases to exist; and

•	in the case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

     No new period of payment blockage may be commenced unless:

•	365 days have elapsed since our receipt of the prior payment blockage notice; and

•	all scheduled payments on the notes have been paid in full, or the notes trustee or the holders of notes shall not have begun proceedings to enforce the right of the holders to receive payments.

     No default that existed on any senior indebtedness on the date of delivery of any payment blockage notice may be the basis for a subsequent payment blockage notice.

     The term “senior indebtedness” means the principal, premium, if any, and interest on, including bankruptcy interest, and any other payment on the following current or future incurred:

•	indebtedness for money borrowed or evidenced by notes, debentures, bonds or other securities;

•	reimbursement obligations under letters of credit, bank guarantees or bankers’ acceptances;

•	indebtedness under interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements;

•	indebtedness consisting of commitment or standby fees under our credit facilities or letters of credit;

•	obligations under leases required or permitted to be capitalized under generally accepted accounting principles;

•	obligations of the type listed above that have been assumed or guaranteed by us or in effect guaranteed, directly or indirectly, by us through an agreement to purchase; and

•	any amendment, modification, renewal, extension, refunding or deferral of any indebtedness or obligation of the type listed in the bullet points above.

     Senior indebtedness will not include:

•	any indebtedness or amendment or modification that expressly provides that it is subordinate to or is not senior to or is on the same basis as the notes;

•	any indebtedness to any subsidiary;

•	indebtedness for trade payables or the deferred purchase price of assets or services incurred in the ordinary course of business; or

•	the notes.

     If the trustee or any holder of the notes receives any payment or distribution of our assets of any kind on the notes in contravention of any of the terms of the notes indenture, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of senior indebtedness, and will be immediately paid or delivered to the holders of senior indebtedness or their representative or representatives.

     In the event of our insolvency, liquidation, reorganization or payment default on senior indebtedness, we will not be able to make payments on the notes until we have paid in full all of our senior indebtedness. We may, therefore, not have sufficient assets to pay the amounts due on the notes. Neither we nor our subsidiaries are prohibited from incurring debt under the notes indenture. If we incur additional debt, our ability to pay amounts due on the notes could be adversely affected. At June 30, 2003, we had approximately $6.825 million of senior indebtedness. We may also incur additional debt in the future. The subordination provisions will not prevent the occurrence of any default or event of default or limit the rights of any holder of notes to pursue any other rights or remedies with respect to the notes.

     As a result of the subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings, holders of the notes may receive less than other creditors on a ratable basis.

Events of Default and Remedies

     The following events constitute “events of default” under the notes indenture:

•	we fail to pay the principal or premium, if any, on any of the notes when due, whether or not prohibited by the subordination provisions of the notes indenture;

•	we fail to pay interest or additional interest or liquidated damages, if any, on the notes when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the notes indenture;

•	we fail to perform any covenant in the notes indenture if such failure continues for 45 days after notice is given in accordance with the notes indenture;

•	we fail to repurchase any notes after a repurchase event or on a repurchase date;

•	we fail to provide timely notice of a repurchase event;

•	we fail or any of our significant subsidiaries fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $7,500,000, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the notes indenture;

•	a default by us or any significant subsidiary on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $7,500,000, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the notes indenture; or

•	certain events involving bankruptcy, insolvency or reorganization of us or any significant subsidiary.

     The notes trustee is generally required under the notes indenture, within 90 days after its becoming aware of a default, to provide holders written notice of all incurred default. However, the notes trustee may, except in the case of a payment default on the notes, withhold this notice of default if it determines that withholding the notice is in the best interest of the holders.

     If an event of default has occurred and is continuing, the notes trustee or the holders of not less than 25% in principal amount of outstanding notes, may declare the principal and premium, if any, on the notes to be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the notes indenture, rescind the acceleration of the principal of and premium, if any, on the notes, other than the payment of principal of the notes that has become due other than because of the acceleration. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing with respect to us, all unpaid principal of and accrued interest on the outstanding notes would become due and payable immediately without any declaration or other act on the part of the notes trustee or holders of notes.

     Holders of a majority in principal amount of outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the notes trustee or exercising any trust or power conferred on the notes trustee, subject to specified limitations. Before exercising any right or power under the notes indenture at the direction of the holders, the notes trustee will be entitled to receive from such holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result.

     Before the holder of a note may take any action to institute any proceeding relating to the notes indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

•	the holder must have given the notes trustee written notice of a continuing event of default;

•	the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the notes trustee to take action because of the default;

•	holders must have offered reasonable indemnification to the notes trustee against the cost, expenses and liabilities of taking action; and

•	the notes trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

     These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note or the right to convert the note in accordance with the notes indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default, except if:

•	we fail to pay the principal of, premium or interest on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the notes indenture that would require the consent of the holder of each outstanding note affected.

     We will send the notes trustee annually a statement as to whether we are in default and the nature of any default under the notes indenture.

Consolidation, Merger or Transfer of Assets

     We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

•	either (A) we are the surviving entity, or (B) the resulting entity is a United States corporation, limited liability company, partnership or trust and expressly assumes in writing all of our obligations under the notes and the notes indenture;

•	no default or event of default exists or would occur; and

•	other conditions specified in the notes indenture are satisfied.

Modification and Waiver

     The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the notes indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	extend the fixed maturity of any note;

•	reduce the interest rate or extend the time of payment of interest on any note;

•	reduce the principal amount or any premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note upon a repurchase event or a repurchase date;

•	adversely change the holder’s right to institute suit for the payment of any note;

•	change the currency in which any note is payable;

•	adversely modify the right to convert the notes;

•	adversely modify the subordination provisions of the notes; or

•	reduce the percentage required to consent to modifications and amendments.

     Under the notes indenture, we may make certain modifications and amendments to the notes indenture without obtaining the prior consent of the holders of the notes.

Satisfaction and Discharge

     We may discharge our obligations under the notes indenture while notes remain outstanding if:

•	all notes will become due in one year or are scheduled for redemption in one year; and

•	we deposit sufficient funds to pay all outstanding notes on their scheduled maturity or redemption date.

Registration Rights of Holders of the Notes

     Under the registration rights agreement between us and the initial purchaser, we generally are required to:

•	file, within 60 days after August 22, 2003, a registration statement covering the resale of the notes and the common stock issuable upon conversion of the notes;

•	use our reasonable best efforts to cause the registration statement to be declared effective as promptly as practicable; and

•	use our reasonable best efforts to keep the registration statement effective until the earlier of the resale of all the transfer restricted securities or two years after the latest date of original issuance.

     When we use the term “transfer restricted securities” in this section, we mean the notes and the common stock issued upon conversion of the notes until the earlier of the following events:

•	the date the note or common stock issued upon conversion has been effectively registered under the Securities Act of 1933 and sold or transferred pursuant to the registration statement; or

•	the date on which the note or common stock issued upon conversion is distributed to the public pursuant to Rule 144 under the Securities Act of 1933 or is saleable pursuant to Rule 144(k) under the Securities Act of 1933; or

•	the date the note or common stock issued upon conversion ceases to be outstanding.

     We are required to pay predetermined liquidated damages if one of the following “registration defaults” occurs:

•	we do not file the registration statement within 60 days after the closing date of this offering;

•	the Securities and Exchange Commission does not declare the registration statement effective within 150 days after the closing date of this offering; or

•	after it has been declared effective and during the period in which we are obligated to keep it effective, the registration statement ceases to be effective or available for more than 90 days in any period of 365 consecutive days.

     If a registration default occurs, liquidated damages initially will accrue (a) for the notes that are transfer restricted securities, at the rate of $.05 per week per $1,000 principal amount of the notes and (b) for any common stock issued on conversion of the notes that are transfer restricted securities, at an equivalent rate based on the conversion price. If the registration default has not been cured within 90 days, the liquidated damages rate will increase by $.05 per week per $1,000 principal amount of the notes that are transfer restricted securities (and an equivalent amount for any common stock issued upon conversion of the notes that are transfer restricted securities) for each subsequent continuing 90-day non-compliance period, up to a maximum rate of $.25 per week per $1,000 principal amount of the notes that are transfer restricted securities (and an equivalent amount for any common stock issued upon conversion of the notes that are restricted securities). Liquidated damages generally will be payable at the same time as interest payments on the notes.

     We may suspend the use of the prospectus, which is a part of the registration statement, in certain circumstances described in the registration rights agreement upon notice to the holders of the transfer restricted securities. We will provide copies of the prospectus and notify registered holders of notes and common stock issued upon conversion when the registration statement is filed and when it becomes effective.

     Under the registration rights agreement, you will be required to deliver a prospectus to purchasers and will be bound by the provisions of the agreement.

Governing Law

     The notes, the notes indenture and the registration rights agreement are governed by the laws of the State of New York.

Concerning the Trustee

     We have appointed the notes trustee as the initial paying agent, conversion agent, registrar and custodian for the notes. We may maintain deposit accounts and conduct other banking transactions with the notes trustee or its affiliates in the ordinary course of business. In addition, the notes trustee and its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

     If the notes trustee becomes one of our creditors, the notes indenture and the Trust Indenture Act of 1939 may limit the right of the notes trustee to obtain payment on or realize on security for its claims. If the notes trustee develops any conflicting interest with the holders of notes or us, it must eliminate the conflict or resign.

BOOK-ENTRY SYSTEM - THE DEPOSITORY TRUST COMPANY

     The Depositary Trust Company (“DTC”) acts as depositary for the notes. The certificates representing the notes are in fully registered, global form without interest coupons registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC or its nominee is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole record owner or holder of the notes represented by such global notes for all purposes under the notes indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the notes indenture.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds the notes that its participants deposit with DTC. DTC also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of notes certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of notes under the DTC system must be made by or through participants, which will receive a credit for the notes on DTC’s records. The beneficial ownership interest of each actual purchaser of each new note is in turn to be recorded on the participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to participants and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults, and proposed amendments to the notes documents. Beneficial owners of notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

     Payments of the principal of and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We understand that DTC’s practice is to credit participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the notes trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the notes trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or the responsibly of the notes trustee, disbursement of such payments to participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of participants.

     We will send any redemption notices to Cede & Co. We understand that if less than all of the notes are being redeemed, DTC’s practice is to determine by lot the amount of the holdings of each participant to be redeemed. We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

     A beneficial owner shall give notice to elect to have its notes purchased or tendered, through its participant, to the notes trustee, and shall effect delivery of such notes by causing the participant to transfer the participant’s interest in the notes, on DTC’s records, to the notes trustee. The requirement for physical delivery of notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by participants on DTC’s records and followed by a book-entry credit of tendered notes to the notes trustee DTC account.

     DTC may discontinue providing its services as notes depositary with respect to the notes at any time by giving reasonable notice to us or the notes trustee. If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed within 90 days, we will issue definitive, certificated original notes in exchange for the global notes.

     The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

DESCRIPTION OF CAPITAL STOCK

General

     Alkermes, Inc. is authorized to issue 165,000,000 shares of capital stock, $0.01 par share, of which 160,000,000 shares have been designated as common stock par value $.01 par share, 88,962,743 of which are issued and outstanding as of October 16, 2003; 3,000,000 shares have been designated as preferred stock, par value $0.01 per share, 3,000 of which are designated as 2002 redeemable convertible preferred stock (the “2002 preferred stock”) and are issued and outstanding and 110,000 of which are designated as Series A Junior participating preferred stock (the “junior preferred”) none of which are issued or outstanding; 450,000 shares have been designated as non-voting common stock, 382,632 of which are issued and outstanding as of October 16, 2003; and 1,550,000 shares are undesignated capital stock. As of October 16, 2003, there were 449 holders of record of our common stock and one holder of record of our non-voting common stock. The following description of Alkermes, Inc.’s capital stock is subject to and qualified in its entirety by the provisions of Alkermes, Inc.’s Third Amended and Restated Articles of Incorporation, as amended, and Bylaws, as amended, and by the provisions of applicable Pennsylvania law. As used in this section of the prospectus, the words, “we,” “us” or “our” do not include any current or future subsidiary of Alkermes, Inc.

Description of Common Stock

     The majority of our authorized capital stock consists of common stock, par value $.01 per share. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences applicable to any series or class of capital stock with superior dividend rights that may be outstanding, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. We have paid no cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future.

     In the event of liquidation, dissolution or winding up of Alkermes, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any series or class of capital stock with superior liquidation rights that may be outstanding. The outstanding shares of common stock are, and the common stock to be issued upon conversion of the notes will be, fully paid and nonassessable. No pre-emptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the common stock.

     The 1988 Pennsylvania Business Corporation Law (“1988 BCL”), as amended, includes certain shareholder protection provisions, which apply to us. The following is a description of those provisions of the 1988 BCL that apply to us and that may have an anti-takeover effect. This description of the 1988 BCL is only a summary thereof, does not purport to be complete and is qualified in its entirety by reference to the full text of the 1988 BCL.

(i)	Upon a control-share acquisition (acquiring person acquires or proposes to acquire 20%, 33.3% or 50% or more of the voting power of our common stock) the 1988 BCL operates to suspend the voting rights of the control shares (the newly acquired shares upon such an acquisition, plus any shares acquired within 180 days of exceeding a threshold) held by an acquiring person upon a control share acquisition. The acquiring person can regain his right to vote such control shares upon the approval of a majority of the outstanding disinterested shares and a majority of all common stock.

(ii)	The disgorgement provisions require a controlling person (a person who acquired, offered to acquire or publicly disclosed the intention of acquiring at least 20% of the voting power of Alkermes) to disgorge “greenmail” profits, or profits realized from the disposition of our securities within 18 months after becoming a controlling person and the security was acquired by the controlling person within 24 months before or 18 months after becoming a controlling person.

(iii)	The control transaction provisions of the 1988 BCL allow holders of voting shares of a corporation to “put” their stock to an acquiror for fair value in the event of a control transaction (the acquisition of 20% of voting power over our common stock). Fair value is defined as not less than the highest price paid by the acquiror during a certain 90 day period.

(iv)	An interested shareholder (the beneficial owner of 20% of the voting stock either of a corporation or of an affiliate of the corporation who was at any time within the five-year period immediately prior to the date in question the beneficial owner of 20% of the voting stock of the corporation) cannot engage in a business combination with the corporation for a period of five years unless: (a) the board approves the business combination prior to the interested shareholder becoming such or approves the acquisition of shares in advance, or (b) if the interested shareholder owns 80% of such stock, the business combination is approved by a majority of the disinterested shareholders and the transaction satisfies certain “fair price” provisions. After the five-year period, the same restrictions apply, unless the transaction either is approved (a) by a majority of the disinterested shareholders and satisfies the fair price provisions or (b) by all shareholders.

(v)	Corporations may adopt shareholders’ rights plans with discriminatory provisions (sometimes referred to as poison pills) whereby options to acquire shares or corporate assets are created and issued which contain terms that limit persons owning or offering to acquire a specified percentage of outstanding shares from exercising, converting, transferring or receiving options and allows the exercise of options to be limited to shareholders or triggered based upon control transactions. Such poison pills take effect only in the event of a control transaction. Pursuant to the 1988 BCL, such poison pills may be adopted by the Board without shareholder approval.

(vi)	Shareholders of a corporation do not have a statutory right to call special meetings of shareholders or to propose amendments to the articles under the provisions of the 1988 BCL.

(vii)	In discharging the duties of their respective positions, the board of directors, committees of the board and individual directors may, in considering the best interests of the corporation, consider to the extent they deem appropriate, (i) the effects of any action upon shareholders, employees, suppliers, customers and creditors of the corporation and the community in which the corporation is located, (ii) the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation, (iii) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation and (iv) all other pertinent factors. Further, the board of directors, committees of the board and individual directors are not required, in considering the best interests of the corporation or the effects of any action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. The consideration of the foregoing factors shall not constitute a violation of the applicable standard of care.

Description of Non-Voting Common Stock

     We have designated 450,000 shares of our capital stock as non-voting common stock of which 382,632 are currently outstanding. The holder of non-voting common stock is not entitled to vote on any matters submitted to a vote of shareholders except for (a) such statutory voting rights provided under the 1988 BCL or (b) any matter submitted to a vote of the shareholders which would amend, alter or repeal any provisions of our Articles of Incorporation or the Bylaws so as to adversely affect the rights of the non-voting common stock.

     The holders of non-voting common stock (a) shall be entitled to receive the same dividends or distributions, in cash, shares of stock of other property, as the holders of common stock receive; (b) shall be entitled to the same liquidation rights as, and on a parity with, the holders of common stock; and (c) shall be entitled to any other rights or privileges as, and on a parity with, the holders of the common stock.

     The non-voting common stock is convertible, at the option of the holder, on a one-for-one basis into common stock. Additionally, each share of non-voting common stock shall automatically be converted into one share of common stock immediately upon the transfer of ownership by the initial holder or an “affiliate” of the initial holder to a third party which is not an “affiliate” of such holder.

Description of Preferred Stock

     The Board of Directors has the authority, from time to time and without further action by the shareholders, to divide its unissued capital stock and its undesignated unissued preferred stock into one or more classes and one or more series within any class and to make determinations of the designation and number of shares of any class or series and determinations of the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series. The rights, preferences, limitations and special rights of different classes of capital stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters.

2002 preferred stock

     We have designated 3,000 shares of 2002 redeemable convertible preferred stock all of which was sold to Eli Lilly and Company. This preferred stock is convertible into our common stock at market price at our option and upon filing of a new drug application with the U.S. Food and Drug Administration for a pulmonary insulin product. We must redeem this preferred stock in the event a development and license agreement between us and Lilly terminated for certain reasons. Lilly has the right to exchange the preferred stock for a reduction in the royalty rate payable to us under the development and license agreement for inhaled insulin products. This preferred stock ranks senior to the common stock and the non-voting common stock as to distribution of our assets upon liquidation, dissolution or winding up. This preferred stock has a liquidation preference of $10,000 per share and, in certain instances, accrued and unpaid dividends. This preferred stock has no voting rights other than required by law.

Junior preferred stock

     The junior preferred stock was designated in connection with adoption by Alkermes of a Shareholder Rights Plan in February 2003. The holder of each share of common stock has a right to purchase from the Company one one-thousandth of a share of the Series A junior participating preferred stock at a purchase price of $80.00. This right is not excisable until the earlier of (i) 10 days following a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of common stock or (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock. This right will expire on February 19, 2013 unless earlier redeemed by the Company.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the common stock, the non-voting common stock, the junior preferred and the 2002 preferred stock is EquiServe Trust Co., NA.

SELLING SECURITYHOLDERS

     We originally issued the notes in a transaction exempt from the registration requirements of the Securities Act to the initial purchaser. The initial purchaser reasonably believed that the persons to whom it resold the notes were “qualified institutional buyers” as defined in Rule 144A under the Securities Act. As used in this prospectus, the term selling securityholders includes their transferees, pledgees, donees and their successors. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes and the shares of common stock initially issued or issuable under the notes indenture, if issued.

     The following table sets forth information regarding (1) the beneficial ownership of the notes and the maximum principal amount of the notes that each selling securityholder may offer and (2) the number of shares of common stock that each selling securityholder may sell under this prospectus. Because the selling securityholders may offer all or a portion of the notes and the common stock, if issued, under this prospectus, we cannot estimate the amount of notes or the common stock that the selling securityholders will hold upon termination of any sale. The following table is based upon information furnished to us by the selling securityholders, unless otherwise indicated.

			Number of Shares
			of Common Stock
			Issued Upon
	Principal Amounts	Percentage	Conversion of the	Percentage of
Name of	of Notes Beneficially	of Notes	Notes that May be	Common Stock
Selling Securityholder	Owned and Offered	Outstanding	Offered(1)	Outstanding(2)

Advent Convertible Master (Cayman) LP	$4,095,000	3.3%	295,668	*
Alpha U.S. Sub Fund 4 LLC	$183,000	*	13,213	*
Barclays Global Investor Equity Hedge Fund II	$29,000	*	2,093	*
Context Convertible Arbitrage Fund, LP	$2,000,000	1.6%	144,404	*
DKR Saturn Event Driven Holding Fund LTD	$500,000	*	36,101	*
Delaware PERS	$1,875,000	1.5%	135,379	*
Fidelity Commonwealth Trust: Fidelity Mid-Cap Stock Fund	$6,500,000	5.2%	469,314	*
F.R. Convt. Sec. Fn	$180,000	*	12,996	*
Gaia Offshore Master Fund Ltd.	$2,400,000	1.9%	173,285	*
Grace Convertible Arbitrage Fund, LTD	$3,500,000	2.8%	252,707	*
HFR Arbitrage Fund	$198,000	*	14,296	*
Highbridge International LLC	$35,000,000	28.0%	2,527,077	2.8%
ICI American Holdings Trust	$425,000	*	30,685	*
KD Convertible Arbitrage Fund L.P.	$2,000,000	1.6%	144,404	*
Langley Partners, L.P.	$2,500,000	2.0%	180,505	*
Linden Advisors(3)	$2,500,000	2.0%	180,505	*
Lyxor	$486,000	*	35,090	*
Lyxor/Gaia II Fund Ltd.	$600,000	*	43,321	*
Millenco, L.P.	$2,000,000	1.6%	144,404	*
MPM Bioequities Fund GMBH & Co. KG	$50,000	*	3,610	*
MPM Bioequities Master Fund LP	$4,950,000	4.0	357,400	*
Pandora Select Partners, LP	$1,000,000	*	72,202	*
Polaris Vega Fund, L.P.	$2,250,000	1.8%	162,455	*
Prudential Insurance Co. of America	$115,000	*	8,303	*
Relay 3 Asset Holdings	$31,000	*	2,238	*
Scorpion Offshore Investment Fund Ltd.	$178,000	*	12,851	*
SP Holdings LTD	$31,000	*	2,238	*
Standard Global Equity Partners LP	$763,000	*	55,090	*
Standard Global Equity Partners SA LP	$298,000	*	21,516	*
Standard Global Equity Partners II LP	$30,000	*	2,166	*
Standard Pacific Capital Offshore Fund LTD	$2,517,000	2.0%	181,732	*
Standard Pacific MAC 16 LTD	$123,000	*	8,880	*
Sunrise Partners Limited Partnership	$10,250,000	8.2%	740,072	*
Syngenta AG	$320,000	*	23,104	*
Tag Associates	$38,000	*	2,743	*
Tribeca Investments, Ltd.	$16,500,000	13.2%	1,191,336	1.3%
U.S. Bancorp Piper Jaffray Inc.	$13,500,000	10.8%	974,729	1.1%
UBS O’Connor	$2,000,000	1.6%	144,404	*
Wachovia Securities International Ltd.	$6,000,000	4.8%	433,213	*
Whitebox Convertible Arbitrage Partners, LP	$11,000,000	8.8%	794,224	*
Zeneca Holdings Trust	$585,000	*	42,238	*

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 72.2022 shares of our common stock for each $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes — Conversion by Holders.” As a result, the amount of common stock issuable upon conversion of notes may increase or decrease in the future.

(2)	Assumes that the outstanding common stock is 88,962,743.

(3)	This information was taken from the Non-Objecting Beneficial Holders (“NOBO”) list furnished to us by ADP.

PLAN OF DISTRIBUTION FOR THE RESALE OF THE SECURITIES

     A selling securityholder may from time to time, in one or more transactions, sell all or a portion of the securities in negotiated transactions, in underwritten transactions or otherwise or, with respect to the common stock, on the Nasdaq National Market, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the securities from time to time will be determined by a selling securityholder, and, with respect to the common stock, at the time of such determination, may be higher or lower than the market price of our common stock on the Nasdaq National Market. The securities may be sold directly or through broker-dealers acting as principal or agent. The methods by which the securities may be sold include:

•	a block trade in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

     In effecting sales, brokers or dealers engaged by a selling securityholder may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from a selling securityholder as applicable, in amounts to be negotiated immediately prior to the sale. A selling securityholder and any underwriters, dealers or agents participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the securities by a selling securityholder and any commissions received by any broker-dealers may be deemed to be underwriting commissions under the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.

     Additionally, in connection with the sale of the securities, a selling securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling securityholder. A selling securityholder may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. A selling securityholder may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the securities so loaned or upon a default may sell or otherwise transfer the pledged securities.

     When a selling securityholder elects to make a particular offer of securities, we will distribute a prospectus supplement, if required, that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from a selling securityholder, as applicable, and any other required information.

     In order to comply with the securities laws of certain states, if applicable, the securities may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     We also have agreed to indemnify the selling securityholders in certain circumstances, against certain liabilities arising under the Securities Act. Each selling securityholder has agreed to indemnify us and our directors and officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to pay all costs and expenses relating to the registration of the securities (other than fees and expenses, if any, of counsel or other advisors to the selling securityholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the securities will be borne by the selling securityholder selling such shares.

     All references to selling securityholders in this section of the prospectus shall also be deemed to include any transferees, assignees and pledgees of the selling securityholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Introduction

     Alkermes, Inc. (as used in this section, together with our subsidiaries, “us”, “we” or “our”), a Pennsylvania corporation organized in 1987, is an emerging pharmaceutical company developing products based on applying our proprietary drug delivery technologies to enhance therapeutic outcomes. Our areas of focus include: controlled, extended-release of injectable drugs using our ProLease and Medisorb delivery systems and the development of inhaled pharmaceuticals based on our proprietary Advanced Inhalation Research, Inc. (“AIR”) pulmonary delivery system. Our business strategy is two-fold. We partner our proprietary technology systems and drug delivery expertise with several of the world’s finest pharmaceutical companies and we also develop novel, proprietary drug candidates for our own account. We have a pipeline of products in various stages of development and two marketed products, Risperdal Consta and Nutropin Depot. In addition to our Cambridge, Massachusetts corporate headquarters, research and manufacturing facilities, we operate research and manufacturing facilities in Ohio. Since our inception in 1987, we have devoted a significant portion of our resources to research and development programs and the purchase of property, plant and equipment. At June 30, 2003, we had an accumulated deficit of $481.3 million. We expect to incur substantial additional operating losses over the next few years.

     We have funded our operations primarily through public offerings and private placements of debt and equity securities, bank loans and payments under research and development agreements with collaborators. We historically have developed our product candidates in collaboration with others on whom we rely for funding, development, manufacturing and/or marketing. While we continue to develop product candidates in collaboration with others, we also develop proprietary product candidates for our own account that we fund on our own.

Forward-Looking Statements

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and may be identified by the use of words like “believe,” “expect,” “may,” “will,” “should,” “seek,” “pro forma,” or “anticipate,” and similar expressions.

     Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors which could cause actual results to differ from expectations include, among others: (i) whether additional regulatory approvals will be received for Risperdal Consta, particularly in the United States after Johnson & Johnson Pharmaceutical Research and Development, LLC (“J&J PRD”) received a non-approvable letter for Risperdal Consta from the United States Food and Drug Administration (“FDA”); (ii) whether additional commercial launches of Risperdal Consta in countries where it has been or may be approved occur in a timely or successful manner; (iii) Nutropin Depot, Risperdal Consta and our product candidates (including our proprietary product candidate, Vivitrex), if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies for Risperdal Consta and Nutropin Depot; (iv) Nutropin Depot, Risperdal Consta and our product candidates

(including our proprietary product candidate, Vivitrex), in commercial use, may have unintended side effects, adverse reactions or incidents of misuse; (v) we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations; (vi) our delivery technologies or product development efforts may not produce safe, efficacious or commercially viable products; (vii) our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur; (viii) we may be unable to manufacture our products, Nutropin Depot and Risperdal Consta, or to manufacture or scale-up our future products, on a commercial scale or economically; (ix) unexpected events could interrupt manufacturing operations at our Risperdal Consta and Nutropin Depot facilities, which are, in each case, the sole source of supply for these products; (x) after the completion of clinical trials and the submission to the FDA of a New Drug Application (“NDA”) for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional preclinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all; (xi) clinical trials are a time-consuming and expensive process; (xii) our product candidates could be ineffective or unsafe during preclinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed; (xiii) we may not recoup any of our $100 million investment in Reliant Pharmaceuticals, LLC (“Reliant”); (xiv) even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace; (xv) technological change in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive; (xvi) difficulties or set-backs in obtaining and enforcing our patents and difficulties with the patent rights of others could occur; (xvii) we may need to spend substantial funds to become profitable and will, therefore, continue to incur losses for the foreseeable future; and (xviii) we will need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.

Critical Accounting Policies

     While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements for the year ended March 31, 2003 included elsewhere in this registration statement, we believe the following accounting policies to be important to the portrayal of our financial condition and results of operations and can require estimates from time to time.

     Revenue Recognition – Manufacturing and royalty revenues consist of revenue earned under certain manufacturing and supply and license agreements for our two commercial products, Risperdal Consta and Nutropin Depot. Manufacturing revenues are earned when product is shipped to our collaborative partners. Royalty revenues are earned on product sales made by our collaborative partners and are recorded in the period the product is sold by our collaborative partners. Manufacturing revenues recognized by us are based on information supplied to us by our collaborative partners and may require estimates to be made.

     Research and development revenue consists of nonrefundable research and development funding under collaborative arrangements with various collaborative partners. Research and development funding generally compensates us for formulation, preclinical and clinical testing related to the collaborative research programs, and is recognized as revenue at the time the research and development activities are performed under the terms of the related agreements, when the corporate partner is obligated to pay and when no future performance obligations exist.

     Fees for the licensing of technology or intellectual property rights on initiation of collaborative arrangements are recorded as deferred revenue upon receipt and recognized as income on a systematic basis (based upon the timing and level of work performed or on a straight-line basis if not otherwise determinable) over the period that the related products or services are delivered or obligations, as defined in the agreement, are performed. Revenue from milestone or other upfront payments is recognized as earned in accordance with the terms of the related agreements. These agreements may require deferral of revenue recognition to future periods.

     Equity Method Investment in Reliant – In December 2001, we purchased 63% of an offering by Reliant of its Series C Convertible Preferred Units, representing approximately 19% of the equity interest in Reliant, for a purchase price of $100 million. The investment has been accounted for under the equity method of accounting because Reliant is organized as a limited liability company, which is treated in a manner similar to a partnership. Because, at the time of our investment, Reliant had an accumulated deficit from operations and a deficit in members capital, under applicable accounting rules, our share of Reliant’s losses from the date of our investment has been recognized in proportion to our percentage participation in the Series C financing, and not in proportion to our percentage ownership interest in Reliant. We recorded our equity in the income or losses of Reliant three months in arrears. For the fiscal years ended 2003 and 2002, this charge amounted to $94.6 million and $5.4 million, respectively, and for the three months ended June 30, 2003 and 2002, this charge amounted to $0 and $24.2 million, respectively, and is recorded in our consolidated statements of operations under the caption “Equity in losses of Reliant Pharmaceuticals, LLC.” Our $100 million investment was reduced to $0 during the fiscal year ended March 31, 2003. Since we have no further funding commitments to Reliant, we will not record any further share of losses in Reliant in our consolidated statement of operations. To the extent Reliant has net income in the future, we would record our proportional share of Reliant’s net income. Reliant is a privately held company over which we do not exercise control and we have relied on the unaudited and audited financial statements prepared by Reliant’s management and provided to us to calculate our share of Reliant’s losses.

     Embedded Derivative – We exchanged our 3.75% Convertible Subordinated Notes due 2007 (the “3.75% Subordinated Notes”) and offered for sale new 6.52% Convertible Senior Subordinated Notes due December 31, 2009 (the “6.52% Senior Notes”) to existing holders in December 2002. The 6.52% Senior Notes are automatically convertible by us if the closing price of our common stock has exceeded $11.523 for at least 20 trading days during any 30-day trading period. If the automatic conversion occurs on or prior to December 30, 2004 or if the holders voluntarily convert prior to December 30, 2004, the Company will pay additional interest equal to two full years of interest on the 6.52% Senior Notes (the “Two-Year Interest Make-Whole”), less any interest paid or provided for on the 6.52% Senior Notes prior to conversion. The Two-Year Interest Make-Whole represents an embedded derivative which is required to be accounted for apart from the underlying 6.52% Senior Notes. At March 31, 2003, this embedded derivative had an estimated fair value of $13.3 million and is accounted for as a liability on the consolidated balance sheets. A $4.3 million noncash charge to “Derivative loss related to convertible senior subordinated notes” has been recorded in the year ended March 31, 2003 to account for the increase of this derivative liability. On June 18, 2003, we announced that we exercised our automatic conversion right for the 6.52% Senior Notes. The embedded derivative was adjusted to the value of the remaining balance of the Two-Year Interest Make-Whole payment, or approximately $17.1 million, at June 30, 2003 and is accounted for as a liability on the consolidated balance sheets. A $3.8 million noncash charge to “Derivative loss related to convertible senior subordinated notes” has been recorded in the consolidated statements of operations in the quarter ended June 30, 2003 to account for the increase of this derivative liability. On July 18, 2003, upon conversion of the then outstanding 6.52%

Senior Notes and payment of the Two-Year Interest Make-Whole, the embedded derivative was settled in full and balance was reduced to reduced to zero.

     Cost of Goods Manufactured – Our cost of goods manufactured includes estimates made with respect to allocations of salaries and related benefits, occupancy costs, depreciation expense and other allocable costs directly related to our manufacturing activities. Costs of goods manufactured are incurred in connection with the manufacture of Risperdal Consta and Nutropin Depot.

     Research and Development Expenses – Our research and development expenses include salaries and related benefits, laboratory supplies, temporary help costs, external research costs, consulting costs, occupancy costs, depreciation expense and other allocable costs directly related to our research and development activities. Research and development expenses are incurred in conjunction with the development of our technologies, proprietary product candidates, collaborators’ product candidates and in-licensing arrangements. External research costs relate to toxicology studies, pharmacokinetic studies and clinical trials that are performed for us under contract by external companies, hospitals or medical centers. All such costs are charged to research and development expenses as incurred.

     Restructuring of Operations – In August 2002, we announced a restructuring program to reduce our cost structure as a result of our expectations regarding the financial impact of a delay in the U.S. launch of Risperdal Consta by our partner Janssen Pharmaceutica or “Janssen” (a wholly owned subsidiary of Johnson & Johnson). The restructuring program reduced our workforce by 122 employees, representing 23% of our total workforce and includes consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of our medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and other expenses.

     In connection with the restructuring program, we recorded charges of approximately $6.5 million in the consolidated statements of operations and comprehensive loss in the year ended March 31, 2003, which consisted of approximately $1.5 million in employee separation costs, including severance and related benefits, and approximately $5.0 million in facility consolidation and closure costs, including significant estimates relating to a lease cancellation fee, the length of time it will take to sublease certain of our facilities and the lease rates at which we may negotiate sublease agreements with third parties. As of June 30, 2003, we had paid an aggregate of approximately $1.5 million and $2.0 million in employee separation costs and facility closure costs, respectively.

Results of Operations

Three Months Ended June 30, 2003 and 2002

     The net loss provided in accordance with accounting principles generally accepted in the U.S. (known as “GAAP”) for the three months ended June 30, 2003 was $30.6 million or $0.47 per share as compared to a net loss of $45.3 million or $0.70 per share in the same period of the prior year. Included in the net loss for the three months ended June 30, 2002 is a $24.2 million noncash charge related to the equity investment we made in Reliant in December 2001. Our investment in Reliant has been reduced to zero, and since no further funding commitments exist to Reliant, we have not recorded any share of Reliant’s losses in the current quarter.

     Total manufacturing and royalty revenues were $1.5 million for the three months ended June 30, 2003, including $1.1 million of manufacturing and royalty revenues for Risperdal Consta. During the quarter, we conducted our semi-annual shutdown of the Risperdal Consta facility in Ohio. In July 2003, we resumed manufacturing and began multi-shift operations at this facility in anticipation of approval of Risperdal Consta in the U.S. Alkermes developed the delivery technology for Risperdal Consta, which is an injectable, long-acting formulation of Risperdal, a Janssen Pharmaceutica, Inc. (“Janssen”) drug. Johnson & Johnson has filed for approval of Risperdal Consta around the world. As of October 2003, the product has been approved for sale in 43 countries outside the U.S. Janssen-Cilag, a wholly owned subsidiary of Johnson & Johnson, is currently marketing Risperdal Consta in approximately 20 countries.

     Our research and development revenue under collaborative arrangements was $2.8 million and $10.3 million for the three months ended June 30, 2003 and 2002, respectively. The decrease in such revenue was primarily the result of the restructuring of our AIR insulin and AIR hGH programs with Eli Lilly and Company (“Lilly”), changes in our partners, as well as changes in the stage of several other collaborative programs. Beginning January 1, 2003, we no longer record research and development revenue for work performed on the Lilly programs but instead use the proceeds from Lilly’s purchase of $30 million of our convertible preferred stock in December 2002 to pay for development costs into calendar year 2004. Also, in December 2002, the royalty payable to us based on revenues of potential inhaled insulin products was increased. Lilly has the right to return the convertible Preferred Stock to us in exchange for a reduction in this royalty rate.

     For the three months ended June 30, 2003, the cost of goods manufactured was $2.6 million consisting of approximately $1.4 million for Risperdal Consta and approximately $1.2 million for Nutropin Depot.

     Research and development expenses were $21.7 million for the three months ended June 30, 2003 compared to $24.6 million for the three months ended June 30, 2002. The decrease in research and development expenses for three months ended June 30, 2003 as compared to the three months ended June 30, 2002 is primarily because we now separately report the cost of goods manufactured for our commercial products, Risperdal Consta and Nutropin Depot. The decrease in research and development expenses for the three months ended June 30, 2003 as compared to the three months ended June 30, 2002 was partially offset by an increase in occupancy costs and depreciation expense related to the expansion of our facilities in both Massachusetts and Ohio. We expect an increase in research and development costs in fiscal 2004 resulting from the continuing development of our proprietary product candidates and our collaborators’ product candidates.

     A significant portion of our research and development expenses (including laboratory supplies, travel, dues and subscriptions, recruiting costs, temporary help costs, consulting costs and allocable costs such as occupancy and depreciation) are not tracked by project as they benefit multiple projects or our drug delivery technologies in general. Expenses incurred to purchase specific services from third parties to support our collaborative research and development activities are tracked by project and are reimbursed to us by our partners. We generally bill our partners under collaborative arrangements using a single full-time equivalent or hourly rate. This rate has been established by us annually based on our annual budget of salaries, employee benefits and the billable non-project-specific costs mentioned above and is often increased annually thereafter based on increases in the consumer price index. Each collaborative partner is billed using a full-time equivalent or hourly rate for the hours worked by our employees on a particular project, plus any direct external research costs. We account for our research and development expenses on a departmental and functional basis in accordance with our budget and management practices.

     Below is a summary of our key proprietary and collaborators’ commercial products and product candidates and their respective stages of clinical development as of August 2003.

Product		Phase of Clinical
Candidate	Indication	Development (1)

Risperdal Consta	Schizophrenia	Marketed (2)
Nutropin Depot	Pediatric growth hormone deficiency	Marketed
Vivitrex	Alcohol dependence	Phase III
Vivitrex	Opioid dependence	Phase II
Nutropin Depot	Adult growth hormone deficiency	Phase III
AIR Insulin	Diabetes	Phase II
Exenatide LAR (AC2993)	Diabetes	Phase II
AIR Epinephrine	Anaphylaxis	Phase I
ProLease r-hFSH	Infertility	Phase Ib
AIR hGH	Growth hormone deficiency	Phase I
Others	Various	Preclinical

(1)	“Phase I” clinical trials indicates that the compound is being tested in humans for safety and preliminary indications of biological activity in a limited patient population. “Phase II” clinical trials indicates that the trial is being conducted in patients and is to provide information on dosing and is testing for safety and preliminary evidence of efficacy. “Phase III” clinical trials indicates that the trial is being conducted in patients and is testing the safety and efficacy of the compound. “Preclinical” indicates that we or our partners are conducting formulation, efficacy, pharmacology and/or toxicology testing of a compound in animal models or biochemical assays.

(2)	Approved for marketing in 43 countries outside the U.S. and marketed in approximately 20 of such countries. Received a non-approvable letter from the U.S. FDA. See “Results of Operations - Risperdal Consta.”

     General and administrative expenses were $5.8 million for the three months ended June 30, 2003 as compared to $6.0 million for the comparative period of the prior year. The decrease for the three months ended June 30, 2003 as compared to the three months ended June 30, 2002 was primarily the result of a decrease in consulting costs. The decrease in general and administrative expenses was partially offset by an increase in personnel costs and insurance costs.

     In August 2002, we announced a restructuring program to reduce our cost structure as a result of our expectations regarding the financial impact of a delay in the U.S. launch of Risperdal Consta by our collaborative partner, Janssen. The restructuring program reduced our workforce by 122 employees, representing 23% of our total workforce and includes consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of our medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and other expenses. The workforce reductions were made across all functions of the Company.

     In connection with the restructuring program, we recorded charges of approximately $6.5 million in the consolidated statements of operations and comprehensive loss for the year ended March 31, 2003, which consisted of approximately $1.5 million in employee separation costs, including severance and related benefits, and approximately $5.0 million in facility consolidation and closure costs, including significant estimates relating to a lease cancellation fee, the length of time it will take to sublease certain of our facilities and the lease rates at which we may negotiate sublease agreements with third parties. As of June 30, 2003, we had paid an aggregate of approximately $1.5 million and $2.0 million in employee separation costs and facility closure costs, respectively.

     The amounts in the accrual are expected to be paid through fiscal 2006. Pursuant to the restructuring plan, the following charges and payments have been recorded during the three months ended June 30, 2003:

	Balance,	Charge for	Payments for	Balance,
Type of Liability	April 1, 2003	the Period	the Period	June 30, 2003

Employee separation costs	$16,547	$—	$(1,000)	$15,547
Facility closure costs	3,520,463	—	(534,669)	2,985,794

Total	$3,537,010	$—	$(535,669)	$3,001,341

     We substantially completed our restructuring program during fiscal 2003. However, the remaining restructuring accrual is an estimate of costs associated with leases or closed facilities and may require adjustment in the future.

     Interest income was $1.0 million for the three months ended June 30, 2003 as compared to $1.4 million for the same period of the prior year. The decrease for the three months ended June 30, 2003 as compared to the three months ended June 30, 2002 was primarily the result of a decline in interest rates.

     Other income, net was $1.4 million in the three months ended June 30, 2003 as compared to $0 for the three months ended June 30, 2002. Other income, net for the three months ended June 30, 2003 represents income recognized on the changes in the fair value of the warrants held in connection with licensing arrangements, which are recorded as derivatives under the caption “other assets” in the consolidated balance sheets. The recorded value of such warrants can fluctuate significantly based on fluctuations in the market value of the underlying securities of the issuer of the warrants.

     Derivative loss related to convertible senior subordinated notes was $3.8 million in the three months ended June 30, 2003 as compared to $0 for the three months ended June 30, 2002. On June 18, 2003, we announced that we had exercised our right to automatically convert the 6.52% Senior Notes into our common stock on July 18, 2003. The 6.52% Senior Notes contained a provision that if the automatic conversion occurred on or prior to December 30, 2004 or if the holders voluntarily converted prior to December 30, 2004, we would pay additional interest equal to two full years of interest on the converted new notes or the “Two-Year Interest Make-Whole,” less any interest paid prior to conversion. The Two-Year Interest Make-Whole represented an embedded derivative. The value of the embedded derivative was increased by $3.8 million in the quarter to reflect the full value of amounts to be paid pursuant to the Two-Year Interest Make-Whole. The total value of the derivative was approximately $17.1 million at June 30, 2003 and is reflected as a liability in the consolidated balance sheets. On July 18, 2003, upon the conversion of the then outstanding 6.52% Senior Notes and payment of the Two-Year Interest Make-Whole, the embedded derivative was settled in full and the balance was reduced to zero.

     Interest expense was $3.5 million for the three months ended June 30, 2003 as compared to $2.1 million for the three months ended June 30, 2002. The increase for the three months ended June 30, 2003 as compared to the prior year period was primarily the result of interest charges related to the 6.52% Senior Notes issued in December 2002.

     We do not believe that inflation and changing prices have had a material impact on our results of operations.

Reliant

     For the three months ended June 30, 2003 and 2002, the noncash charge related to our equity in the losses of Reliant amounted to $0 and $24.2 million, respectively, and is recorded in our consolidated statements of operations and comprehensive loss under the caption “Equity in losses of Reliant Pharmaceuticals, LLC.” Our $100 million investment was reduced to zero during the year ended March 31, 2003. Since we have no further funding commitments to Reliant, we will not record any further share of losses of Reliant in our consolidated statements of operations and comprehensive loss. To the extent that Reliant has net income in the future, we would record our proportional share of Reliant’s net income. There can be no assurance that Reliant will have net income in the near future, if ever. Reliant is a privately held company over which we do not exercise control and we relied on the unaudited and audited financial statements prepared by Reliant’s management and provided to us to calculate our share of Reliant’s losses.

Risperdal Consta

     In August 2001, Janssen filed an NDA for Risperdal Consta with the FDA and similar regulatory filings have been submitted to other drug regulatory agencies worldwide. Risperdal Consta is a Medisorb long-acting formulation of Janssen’s antipsychotic drug Risperdal. In June 2002, an affiliate of Janssen received a non-approvable letter for Risperdal Consta from the FDA. Johnson & Johnson has met with the FDA and, in April 2003, submitted additional data and analyses as a complete response to the agency’s questions. There can be no assurance that the complete response will resolve the issues raised in the FDA’s letter on a timely basis, if at all. Risperdal Consta has been approved in 43 countries and Risperdal Consta is in late-stage regulatory review in a number of other countries. Nevertheless, the impact of the FDA’s non-approvable letter on other regulatory filings made worldwide is not known at this time. There can be no assurance that Risperdal Consta will be approved by the FDA or other regulatory agencies on a timely basis, if at all. See “Risk Factors – J&J PRD received a non-approvable letter for Risperdal Consta from the FDA.”

Fiscal Years Ended March 31, 2003, 2002 and 2001

     The net loss provided in accordance with GAAP for the fiscal year ended March 31, 2003 was $106.9 million or $1.66 per share as compared to a net loss of $61.4 million or $0.96 per share in the prior year. Included in the net loss for fiscal 2003 is a $94.6 million noncash charge related to the equity investment we made in Reliant in December 2001, as well as an $80.8 million noncash gain on the exchange of our convertible notes in December 2002.

     Due to the amount of revenues earned as a result of the commercial launch of Risperdal Consta in certain countries outside of the U.S., we have, for the first time, separately reported manufacturing and royalty revenues. Total manufacturing and royalty revenues were $15.5 million for the fiscal year ended in 2003, including $13.4 million of manufacturing and royalty revenues for Risperdal Consta. The majority of the manufacturing and royalty revenues were earned from manufacturing fee revenues for Risperdal Consta as our partner, Janssen, purchased product to build inventory and support the commercial launch of the product.

     Our research and development revenue under collaborative arrangements was $31.8 million, $54.1 million and $56.0 million for the fiscal years ended in 2003, 2002 and 2001, respectively. The decrease in such revenue was primarily the result of the change in the Risperdal Consta program from a development stage program to a commercial product, the restructuring of our AIR insulin and AIR hGH programs with Lilly and changes in our partners, as well as changes in the stage of several other collaborative programs. Beginning January 1, 2003, we no longer record research and development revenue for work performed on the Lilly programs but instead use the proceeds from Lilly’s purchase of $30 million of our preferred stock in December 2002 to pay for development costs into calendar year 2004. The decrease in such revenue for fiscal 2002 as compared to fiscal 2001 was mainly the result of a significant non-recurring milestone earned in fiscal 2001 which was largely offset by a significant increase in funding earned under other collaborative agreements during fiscal 2002.

     Due to the amount of revenues earned as a result of the commercial launch of Risperdal Consta in certain countries outside the U.S., we are reporting cost of goods manufactured separately from research and development expenses for the first time. For fiscal 2003, the cost of goods manufactured was $10.9 million consisting of approximately $5.5 million for Risperdal Consta and approximately $5.4 million for Nutropin Depot.

     Research and development expenses were $85.4 million for the fiscal year ended in 2003 compared to $92.1 million and $68.8 million for the fiscal years ended in 2002 and 2001, respectively. The decrease in research and development expenses for fiscal 2003 as compared to fiscal 2002 is primarily because we are now separately reporting the cost of goods manufactured for our commercial products as Risperdal Consta moved from a development stage program to a commercial product. This decrease was partially offset by an increase in external research expenses as we advanced our proprietary product candidates and our collaborators’ product candidates through development and clinical trials. We currently have two products in Phase III clinical trials: Vivitrex, our proprietary product candidate for alcohol dependence, and Nutropin Depot for adult growth hormone deficiency in collaboration with Genentech, Inc. The increase in research and development expenses for fiscal 2002 as compared to fiscal 2001 was mainly the result of increases in personnel, external research expenses and lab supplies as we advance our proprietary product candidates and our collaborators’ product candidates through development and clinical trials and prepare for commercialization. For fiscal 2003 as compared to fiscal 2002 and fiscal 2002 as compared to fiscal 2001, there was also an increase in occupancy costs and depreciation expense related to the expansion of our facilities in both Massachusetts and Ohio. We expect an increase in research and development costs in fiscal 2004 resulting from the continuing development of our proprietary product candidates and our collaborators’ product candidates.

     A significant portion of our research and development expenses (including laboratory supplies, travel, dues and subscriptions, recruiting costs, temporary help costs, consulting costs and allocable costs such as occupancy and depreciation) are not tracked by project as they benefit multiple projects or our drug delivery technologies in general. Expenses incurred to purchase specific services from third parties to support our collaborative research and development activities are tracked by project and are reimbursed to us by our partners. We generally bill our partners under collaborative arrangements using a single full-time equivalent or hourly rate. This rate has been established by us annually based on our annual budget of salaries, employee benefits and the billable non-project-specific costs mentioned above and is often increased annually thereafter based on increases in the consumer price index. Each collaborative partner is billed using a full-time equivalent or hourly rate for the hours worked by our employees on a particular project, plus any direct external research costs. We account for our research and development expenses on a departmental and functional basis in accordance with our budget and management practices.

     General and administrative expenses were $26.7 million, $24.4 million and $19.6 million for the fiscal years ended in 2003, 2002 and 2001, respectively. The increase for fiscal 2003 as compared to fiscal 2002 was primarily the result of $2.6 million of merger costs that were expensed as a result of the mutual termination of the merger agreement with Reliant in August 2002. General and administrative expenses also increased as a result of an increase in professional fees, insurance costs and consulting costs, partially offset by a decrease in personnel and related costs as a result of our restructuring in August 2002. The increase for fiscal 2002 as compared to fiscal 2001 was primarily a result of an increase in personnel, as well as increased professional fees, consulting costs and noncash compensation expense.

For fiscal 2003 as compared to fiscal 2002 and fiscal 2002 as compared to fiscal 2001, there was also an increase in occupancy costs related to the expansion of our facilities in both Massachusetts and Ohio.

     In August 2002, we announced a restructuring program to reduce our cost structure as a result of our expectations regarding the financial impact of a delay in the U.S. launch of Risperdal Consta by our collaborative partner, Janssen. The restructuring program reduced our workforce by 122 employees, representing 23% of our total workforce and includes consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of our medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and other expenses. The workforce reductions were made across all functions of the Company.

     In connection with the restructuring program, we recorded charges of approximately $6.5 million in the consolidated statements of operations and comprehensive loss for the year ended March 31, 2003, which consisted of approximately $1.5 million in employee separation costs, including severance and related benefits, and approximately $5.0 million in facility consolidation and closure costs, including significant estimates relating to a lease cancellation fee, the length of time it will take to sublease certain of our facilities and the lease rates at which we may negotiate sublease agreements with third parties. As of March 31, 2003, we had paid an aggregate of approximately $1.5 million and $1.5 million in employee separation costs and facility closure costs, respectively.

     The amounts in the accrual are expected to be paid through fiscal 2006. Pursuant to the restructuring plan, the following charges and payments have been recorded during the year ended March 31, 2003:

	Balance,	Charge for	Payments for	Balance,
Type of Liability	April 1, 2002	the Year	the Year	March 31, 2003

Employee separation costs	$—	$1,480,025	$(1,463,478)	$16,547
Facility closure costs	—	5,016,599	(1,496,136)	3,520,463

Total	$—	$6,496,624	$(2,959,614)	$3,537,010

     We have substantially completed our restructuring program during fiscal 2003. However, the remaining restructuring accrual is an estimate of costs associated with leases or closed facilities and may require adjustment in the future.

     Interest income was $3.8 million, $15.3 million and $22.4 million for the fiscal years ended in 2003, 2002 and 2001, respectively. The decrease for fiscal 2003 as compared to 2002 and fiscal 2002 as compared to fiscal 2001 was primarily the result of lower average cash and investment balances as compared to the prior year as well as a decline in market interest rates.

     Interest expense was $10.4 million for the fiscal year ended in 2003 as compared to $8.9 million and $9.4 million for the fiscal years ended in 2002 and 2001, respectively. The increase for fiscal 2003 as compared to fiscal 2002 was primarily the result of interest charges related to the 6.52% Senior Notes issued in December 2002. The decrease for fiscal 2002 as compared to fiscal 2001 was primarily the result of a decrease in the average outstanding debt balance as compared to the prior year.

     Gain on exchange of notes was $80.8 million for the fiscal year ended in 2003 and was a result of the gain on the exchange of $199.3 million principal of the 3.75% Subordinated Notes for $114.6 million principal of the 6.52% Senior Notes in December 2002.

     A $4.3 million noncash charge to “Derivative loss related to convertible senior subordinated notes” has been recorded in the year ended March 31, 2003 to account for the increase in the derivative liability associated with our 6.52% Senior Notes. The 6.52% Senior Notes are automatically convertible by us if the closing price of our common stock has exceeded $11.523 for at least 20 trading days during any 30-day trading period. If the automatic conversion occurs on or prior to December 30, 2004 or if the holders voluntarily convert prior to December 30, 2004, the Company will pay additional interest equal to two full years of interest on the converted new notes or the “Two-Year Interest Make-Whole,” less any interest paid or provided for on the 6.52% Senior Notes prior to conversion. The Two-Year Interest Make-Whole represents an embedded derivative which is required to be accounted for apart from the underlying 6.52% Senior Notes and at March 31, 2003 had an estimated fair value of $13.3 million and is accounted for as a liability in the consolidated balance sheets. This embedded derivative was adjusted for changes in its estimated fair value through the date of conversion of the 6.52% Senior Notes which occurred on July 18, 2003 based on our exercise of the automatic conversion right on June 18, 2003.

     We do not believe that inflation and changing prices have had a material impact on our results of operations.

Reliant

     In December 2001, we purchased approximately 63% of an offering by Reliant of its Series C Convertible Preferred Units, representing approximately 19% of the equity interest in Reliant, for a purchase price of $100 million. The investment is being accounted for under the equity method of accounting because Reliant is organized as a limited liability company, which is treated in a manner similar to a partnership. Because, at the time of our investment, Reliant had an accumulated deficit from operations and deficit in members’ capital, under applicable accounting rules, our share of Reliant’s losses from the date of our investment is being recognized in proportion to our percentage participation in the Series C financing, and not in proportion to our 19% ownership interest in Reliant. We have been recording our equity in the losses of Reliant three months in arrears. For the fiscal year ended in 2003 and 2002, this noncash charge amounted to $94.6 million and $5.4 million, respectively, and is recorded in our consolidated statements of operations and comprehensive loss under the caption “Equity in losses of Reliant Pharmaceuticals, LLC.” Our $100 million investment was reduced to zero during the year ended March 31, 2003. Since we have no further funding commitments to Reliant, we will not record any further share of losses of Reliant in our consolidated statements of operations and comprehensive loss. To the extent that Reliant has net income in the future, we would record our proportional share of Reliant’s net income. There can be no assurance that Reliant will have net income in the near future, if ever. Reliant is a privately held company over which we do not exercise control and we relied on the unaudited and audited financial statements prepared by Reliant’s management and provided to us to calculate our share of Reliant’s losses.

     In connection with our $100 million equity investment in Reliant, we allocated our proportionate share of the assets acquired and liabilities assumed in accordance with the guidance set forth in SFAS No. 141, “Business Combinations.” In the quarter ended December 31, 2001, we recorded a $2.7 million noncash charge for in-process research and development through the consolidated statements of operations and comprehensive loss under the caption “Equity in losses of Reliant Pharmaceuticals, LLC.”

     In March 2002, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Reliant. In August 2002, we and Reliant announced the mutual termination of the Merger Agreement. The companies agreed to terminate due to general market conditions. There were no payments triggered by the mutual termination and each company was responsible for its own legal and transaction fees. As a result of the termination of the Merger Agreement, we expensed approximately

$2.6 million in fiscal 2003 of deferred merger costs that are included in general and administrative expenses.

Risperdal Consta

     In August 2001, Janssen filed an NDA for Risperdal Consta with the FDA and similar regulatory filings have been submitted to other drug regulatory agencies worldwide. Risperdal Consta is a Medisorb long-acting formulation of Janssen’s antipyschotic drug Risperdal. In June 2002, an affiliate of Janssen received a non-approvable letter for Risperdal Consta from the FDA. Johnson & Johnson has met with the FDA and, in April 2003, submitted additional data and analyses as a complete response to the agency’s questions. There can be no assurance that the complete response will resolve the issues raised in the FDA’s letter on a timely basis, if at all. In August 2002, we announced that Risperdal Consta received approval to be marketed in Germany and the United Kingdom. Since then, Risperdal Consta has been approved in numerous other countries and Risperdal Consta is in late-stage regulatory review in a number of other countries. Nevertheless, the impact of the FDA’s non-approvable letter on other regulatory filings made worldwide is not known at this time. There can be no assurance that Risperdal Consta will be approved by the FDA or other regulatory agencies on a timely basis, if at all. See “Risk Factors – J&J PRD received a non-approvable letter for Risperdal Consta from the FDA.”

Quarterly Financial Data
(In thousands, except per share data)

	Three Months Ended

	June 30,	September 30,	December 31,	March 31,	June 30,
	2002	2002	2002	2003	2003

Revenues:
Manufacturing and royalty revenues	$1,771	$1,655	$3,490	$8,566	$1,545
Research and development revenue under collaborative arrangements	8,520	7,816	11,705	3,743	2,757

Total Revenues	10,291	9,471	15,195	12,309	4,302

Expenses:
Cost of goods manufactured	1,248	1,166	2,459	6,036	2,560
Research and development	23,351	27,020	18,707	16,311	21,673
General and administrative	6,016	9,196	5,367	6,115	5,781
Restructuring costs	—	3,682	2,274	541	—

Total Expenses	30,615	41,064	28,807	29,003	30,014

Net Operating Loss	(20,324)	(31,593)	(13,612)	(16,694)	(25,712)

Other Income (Expense):
Interest income	1,366	1,068	553	789	975
Gain on exchange of notes	—	—	80,849	—	—
Other income, net	—	—	—	—	1,409
Derivative loss related to convertible senior subordinated notes	—	—	—	(4,300)	(3,764)
Interest expense	(2,081)	(2,067)	(2,058)	(4,197)	(3,480)

Total Other Income (Expense)	(715)	(999)	79,344	(7,708)	(4,860)

Equity in losses of Reliant Pharmaceuticals, LLC	(24,213)	(35,257)	(24,482)	(10,645)	—

Net (Loss) Income	$(45,252)	$(67,849)	$41,250	$(35,047)	$(30,572)

Net (Loss) Income per Common Share:
Basic	$(0.70)	$(1.05)	$0.64	$(0.54)	$(0.47)

Diluted	$(0.70)	$(1.05)	$0.62	$(0.54)	$(0.47)

Weighted Average Common Shares Used to Compute Net (Loss) Income per Common Share:
Basic	64,261	64,318	64,409	64,552	64,736

Diluted	64,261	64,318	67,059	64,552	64,736

	Three Months Ended

	June 30,	September 30,	December 31,	March 31,
	2001	2001	2001	2002

Revenues:
Research and development revenue under collaborative arrangements	$15,527	$14,505	$11,451	$12,619

Expenses:
Research and development	20,710	22,593	23,040	25,749
General and administrative	5,374	6,411	5,903	6,699

Total Expenses	26,084	29,004	28,943	32,448

Net Operating Loss	(10,557)	(14,499)	(17,492)	(19,829)

Other Income (Expense):
Interest income	4,525	4,217	4,428	2,132
Interest expense	(2,310)	(2,331)	(2,136)	(2,099)

Total Other Income	2,215	1,886	2,292	33

Equity in losses of Reliant Pharmaceuticals, LLC	—	—	(2,700)	(2,704)

Net Loss	$(8,342)	$(12,613)	$(17,900)	$(22,500)

Basic and Diluted Loss per Common Share	$(0.13)	$(0.20)	$(0.28)	$(0.35)

Weighted Average Number of Common Shares Outstanding	63,237	63,399	63,896	64,148

Liquidity and Capital Resources

     Cash and cash equivalents and short-term investments were approximately $104.7 million at June 30, 2003 as compared to $136.1 million at March 31, 2003. The decrease in cash and short-term investments during the three months ended June 30, 2003 was primarily a result of cash used to fund our operations, to acquire fixed assets and to make interest and principal payments on our indebtedness.

     We invest in cash equivalents, U.S. Government obligations, high-grade corporate notes and commercial paper, with the exception of our $100 million investment in Reliant. Our investment objectives for our investments, other than our investment in Reliant, are, first, to assure liquidity and conservation of capital and, second, to obtain investment income. Investments classified as long-term at June 30, 2003 consist of U.S. Government obligations held as collateral under certain letters of credit, lease and loan agreements.

     All of our investments in debt securities are classified as “available-for-sale” and are recorded at fair value. Fair value is determined based on quoted market prices.

     In November 2002, we and General Electric Capital Corporation (“GECC”) entered into a Master Lease Agreement to provide us with sale-leaseback equipment financing under which we received $6 million in equipment financing from GECC under the Master Lease Agreement. Under the terms of the agreement, we will make lease payments to GECC over a 36-month period which began in December 2002. The sale-leaseback qualified for accounting as an operating lease which resulted in a loss of $1.3 million which has been deferred and will be recognized as an adjustment to rent expense over the term of the agreement.

     On December 31, 2002, we consummated our exchange offer with, and cash offer to, the holders of our 3.75% Subordinated Notes. We issued $174.6 million aggregate principal amount of the 6.52% Senior Notes including $114.6 million of 6.52% Senior Notes issued in exchange for 3.75% Subordinated Notes tendered in the exchange offer and $60.0 million of 6.52% Senior Notes sold for cash to holders of 3.75% Subordinated Notes who participated in the exchange offer.

     In December 2002, we and Lilly expanded the collaboration for the development of inhaled formulations of insulin and hGH based on our AIR pulmonary drug delivery technology and Lilly purchased $30 million of our newly issued Convertible Preferred Stock pursuant to a stock purchase agreement. We agreed to use the proceeds from the Convertible Preferred Stock to fund the development of inhaled insulin and hGH during calendar year 2003 and into 2004. We will not record any research and development revenue for these programs while the $30 million in proceeds from the Convertible Preferred Stock are used to fund this development. To the extent that the $30 million is not used for purposes specified in the agreement, Lilly will be entitled to credits for additional research services in the future. In addition, the royalty rate payable to us based on revenues of potential inhaled insulin products has been increased. Lilly has the right to return the Convertible Preferred Stock to us in exchange for a reduction in this royalty rate. The Convertible Preferred Stock is convertible into our common stock at the market price at the time of conversion at our option or automatically upon the filing of a new drug application with the FDA for a pulmonary insulin product. The collaboration cannot terminate without cause until January 2005. We will register for resale all of our shares of common stock issued upon conversion of the Convertible Preferred Stock.

     In August 2002, we announced the regulatory approval and expected commercial launch of Risperdal Consta in Germany and the United Kingdom. Under our agreements with Janssen and based on the foregoing, manufacturing revenues relating to our sales of Risperdal Consta to Janssen under a manufacturing and supply agreement are to be paid by Janssen to us in minimum annual amounts for up to ten years beginning in calendar 2003. The actual amount of such minimum manufacturing revenues will be determined by a formula and is currently estimated to aggregate approximately $150 million. The minimum revenue obligation will be satisfied upon receipt by us of manufacturing revenues relating to our sales of Risperdal Consta equaling such aggregate amount of minimum manufacturing revenues. In December 2002, Janssen prepaid the first two years of minimum manufacturing revenues to us, totaling $23.9 million and these amounts were recorded as deferred revenue.

     At March 31, 2003, we have approximately $364.0 million of net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes available to offset future taxable income and approximately $21.0 million of research and development tax credits available to offset future federal income tax, subject to limitations for alternative minimum tax. The NOL and research and development credit carryforwards are subject to examination by the tax authorities and expire in various years from fiscal 2004 through 2024. Due to the uncertainty of realizing the future benefits of the net deferred income tax assets, a full valuation allowance has been established at March 31, 2003 and, therefore no benefit has been recognized in the financial statements.

     We have funded our operations primarily through public offerings and private placements of debt and equity securities, bank loans and payments under research and development agreements with collaborators. We expect to incur significant additional research and development and other costs in connection with collaborative arrangements and as we expand the development of our proprietary product candidates, including costs related to preclinical studies, clinical trials and facilities expansion. We expect that our costs, including research and development costs for our product candidates and sales, marketing and promotion expenses for any future products to be marketed by us, will exceed revenues significantly for the next few years, which will result in continuing losses from operations.

     Capital expenditures were approximately $5.5 million for the three months ended June 30, 2003, principally reflecting equipment purchases and building expansion and improvements. We expect our capital expenditures to total approximately $14 million during fiscal year 2004, primarily to complete the expansion of our facilities in both Massachusetts and Ohio and for general purposes. During the three months ended June 30, 2003, the expansion of our Ohio facility was substantially completed and validation is ongoing. Our capital expenditures for equipment, facilities and building improvements have been financed to date primarily with proceeds from bank loans and the sales of debt and equity securities. Under the provisions of the existing loans, Fleet National Bank and GECC have security interests in certain of our assets.

     We have summarized below our material contractual cash obligations as of March 31, 2003:

		Less Than	One to Three	Four to Five	After Five
		One Year	Years	Years	Years
		(Fiscal	(Fiscal	(Fiscal	(After
Contractual Cash Obligations (in thousands)	Total	2004)	2005-2007)	2008-2009)	Fiscal 2009)

Convertible Subordinated Notes – principal	$175,265	$—	$676	$—	$174,589
Convertible Subordinated Notes – interest	77,094	11,409	34,223	22,766	8,696
Long-Term Debt	7,800	7,800	—	—	—
Operating Leases	218,947	14,751	35,294	20,772	148,130
Capital Expansion Programs	7,000	7,000	—	—	—

Total Contractual Cash Obligations	$486,106	$40,960	$70,193	$43,538	$331,415

     On June 18, 2003, we announced that we had exercised our right to automatically convert all of our outstanding 6.52% Senior Notes into shares of our common stock on July 18, 2003. We had the right to elect to automatically convert the 6.52% Senior Notes because the closing price of our common stock exceeded 150% of the conversion price of the 6.52% Senior Notes ($7.682) for 20 trading days during the 30-day trading period that ended on June 18, 2003.

     Prior to June 30, 2003, certain holders of the 6.52% Senior Notes elected to convert $106,000 principal amount of the 6.52% Senior Notes into 13,798 shares of our common stock at the ratio of 130.1744 shares of our common stock per $1,000 principal amount of the 6.52% Senior Notes. Pursuant to the terms of the 6.52% Senior Notes, we also made a cash payment of approximately $14,000 to satisfy the Two-Year Interest Make-Whole payment.

     During July 2003, $150.7 million principal amount of 6.52% Senior Notes were exchanged for shares of our common stock. We issued an aggregate of 20.9 million shares of common stock in exchange for such 6.52% Senior Notes, reflecting the value of both principal and interest.

     On July 18, 2003, upon conversion of the remaining $23.8 million principal amount of the 6.52% Senior Notes, we issued an aggregate of 3.1 million shares of common stock and paid an aggregate of approximately $2.3 million in cash to satisfy the Two-Year Interest Make-Whole payment. The Company converted each $1,000 principal amount of such 6.52% Senior Notes into 130.1744 shares of common stock and paid the holder thereof an interest payment of $97.80 in cash, representing the remaining 1.5 years of interest due on the 6.52% Senior Notes.

     In August and September 2003, we issued $100 million and $25 million, respectively, principal amount of our 2½% Convertible Subordinated Notes due 2023 (the “2½% Subordinated Notes”). The 2½% Subordinated Notes will be convertible into shares of our common stock at a conversion price of $13.85 per share. The 2½% Subordinated Notes will bear interest at 2½% per year, which will be paid on March 1 and September 1 each year beginning on March 1, 2004. The 2½% Subordinated Notes are subordinated to existing and future subordinated indebtedness of Alkermes. We may elect to automatically convert the 2½% Subordinated Notes anytime the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days during any 30-day trading period. We may redeem some or all of the notes on or after September 6, 2006. Holders of the 2½% Subordinated Notes will have the right to require us to repurchase some or all of their notes on September 1, 2008, 2013, and 2018 and upon certain events, including a change in control.

     We will continue to pursue opportunities to obtain additional financing in the future. Such financing may be sought through various sources, including debt and equity offerings, corporate collaborations, bank borrowings, arrangements relating to assets or other financing methods or structures. The source, timing and availability of any financings will depend on market conditions, interest rates and other factors. Our future capital requirements will also depend on many factors, including continued scientific progress in our research and development programs (including our proprietary product candidates), the magnitude of these programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the establishment of additional collaborative arrangements, the cost of manufacturing facilities and of commercialization activities and arrangements and the cost of product in-licensing and any possible acquisitions and, for any future proprietary products, the sales, marketing and promotion expenses associated with marketing products.

     We may need to raise substantial additional funds for longer-term product development, including development of our proprietary product candidates, regulatory approvals and manufacturing and sales and marketing activities that we might undertake in the future. There can be no assurance that additional funds will be available on favorable terms, if at all. If adequate funds are not available, we may be required to curtail significantly one or more of our research and development programs and/or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or future products.

Recent Accounting Pronouncements

     In July 2000, the Emerging Issues Task Force (“EITF”) released EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” for comment which addresses revenue recognition for arrangements with multiple deliverables. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The adoption of EITF Issue No. 00-21 did not have a material impact on our financial position and results of operations.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of FASB 150 is not expected to have a material impact on our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As part of our investment portfolio we own financial instruments that are sensitive to market risks. The investment portfolio, excluding our December 2001 $100 million investment in Reliant, is used to preserve our capital until it is required to fund operations, including our research and development activities. Our short-term investments and investments consist of U.S. Government obligations, high-grade corporate notes and commercial paper. All of our investments in debt securities are classified as “available-for-sale” and are recorded at fair value. Our investments, excluding our investment in Reliant, are subject to interest rate risk, and could decline in value if interest rates increase. Due to the conservative nature of our short-term investments and investments policy we do not believe that we have a material exposure to interest rate risk. Although our investments, excluding our investment in Reliant, are subject to credit risk, our investment policies specify credit quality standards for our investments and limit the amount of credit exposure from any single issue, issuer or type of investment.

     Our “available-for-sale” marketable securities are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase of the financial instrument. A 10%

decrease in year-end market interest rates would result in no material impact on the net fair value of such interest-sensitive financial instruments.

     A 10% increase or decrease in market interest rates on our 6.52% Senior Notes and 3.75% Subordinated Notes would result in no material impact on our notes.

MANAGEMENT

Directors of the Registrant

     Our directors are as follows:

Name	Age	Principal Occupation/Employer

Michael A. Wall	75	Chairman of the Board, Alkermes, Inc.

Floyd E. Bloom, M.D.	67	Chairman, Department of Neuropharmacology,
		The Scripps Research Institute

Robert A. Breyer	60	Former President and Chief Operating Officer,
		Alkermes, Inc.

Gerri Henwood, Ph.D.	51	Chief Executive Officer, Auxilium A2, Inc.

Paul J. Mitchell	51	Chief Financial Officer and Treasurer, Kenet,
		Inc.

Richard F. Pops	41	Chief Executive Officer, Alkermes, Inc.

Alexander Rich, M.D.	78	William Thompson Sedgwick Professor of
		Biophysics and Biochemistry, Massachusetts
		Institute of Technology

Paul Schimmel, Ph.D.	63	Ernest and Jean Hahn Professor of Molecular
		Biology and Chemistry and a member of Skaggs
		Institute for Chemical Biology, The Scripps
		Research Institute

Executive Officers of the Registrant

     Our executive officers, who are elected to serve at the pleasure of the Board of Directors, are as follows:

Name	Age	Position

Richard F. Pops	41	Chief Executive Officer and Director

David A. Broecker	42	President and Chief Operating Officer

Kathryn L. Biberstein	44	Vice President and General Counsel

Name	Age	Position

James M. Frates	36	Vice President, Chief Financial Officer and Treasurer

Michael J. Landine	49	Vice President, Corporate Development

     Ms. Biberstein, age 44, has been Vice President and General Counsel of Alkermes since February 2003. She was employed by Serono S.A. and was General Counsel from 1993 to March 2000 and a member of the Executive Committee from 1998 to March 2000. She also held a position at Crowell & Moring LLC as Of Counsel from February 2002 to February 2003 and performed legal consulting services for various clients from March 2001 to February 2002. Ms. Biberstein holds a B.S. in Mechanical-Electrical Engineering, Business Minor from General Motors Institute and a J.D. from the University of Michigan.

     Dr. Bloom, age 67, is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Bloom has been active in neuropharmacology for more than 35 years, holding positions at Yale University, the National Institute of Mental Health and The Salk Institute. Since 1983, he has been at The Scripps Research Institute where he is currently Chairman, Department of Neuropharmacology. Dr. Bloom served as Chief Executive Officer of Neurome, Inc., a biotechnology company, from 2000 to 2002 while on sabbatical from The Scripps Research Institute. Dr. Bloom served as Editor-in-Chief of Science from 1995 to May 2000. He holds an A.B. (Phi Beta Kappa) from Southern Methodist University and an M.D. (Alpha Omega Alpha) from Washington University School of Medicine in St. Louis. He is a member of the National Academy of Science, the Institute of Medicine and the Royal Swedish Academy of Science.

     Mr. Breyer, age 60, has been a director of Alkermes since July 1994. He served as the President of Alkermes from July 1994 until his retirement in December 2001 and Chief Operating Officer from July 1994 to February 2001. From August 1991 to December 1993, Mr. Breyer was President and General Manager of Eli Lilly Italy, a subsidiary of Eli Lilly and Company. From September 1987 to August 1991, he was Senior Vice President, Marketing and Sales of IVAC Corporation, a medical device company and a subsidiary of Eli Lilly and Company.

     Mr. Broecker, age 42, has been President since January 2002 and Chief Operating Officer of Alkermes since February 2001. From August 1985 to January 2001, he was employed at Eli Lilly and Company. During his tenure at Eli Lilly, Mr. Broecker managed Eli Lilly’s largest pharmaceutical manufacturing facility outside of the U.S., located in Kinsale, Ireland, where as General Manager he led manufacturing operations for products accounting for 50% of worldwide Eli Lilly sales. He also worked as a General Manager in Eli Lilly’s packaging and distribution operations in Germany, and Director of Marketing for Advanced Cardiovascular Systems, now a part of Guidant Corporation. Mr. Broecker holds a B.A. in Chemistry from Wabash College, an M.S. in Chemical Engineering from M.I.T. and an M.B.A. in Marketing and Finance from the University of Chicago.

     Mr. Frates, age 36, has been Vice President, Chief Financial Officer and Treasurer of Alkermes since July 1998. From June 1996 to July 1998, he was employed at Robertson, Stephens & Company, most recently as a Vice President in Investment Banking. Prior to that time he was employed at Robertson, Stephens & Company and at Morgan Stanley & Co. In June 1996, he obtained his M.B.A. from Harvard University.

     Dr. Henwood, age 51, has been a director of Alkermes since April 2003. She is the President and Chief Executive Officer of Auxilium Pharmaceuticals, a pharmaceutical company co-founded by Dr. Henwood and specializing in urologic and male health. Auxilium has raised a total of $56 million in equity and developed its first product from IND to NDA approval in less than two years. Prior to founding Auxilium, Dr. Henwood founded, in 1985, a contract research organization (CRO), IBAH, Inc., that became a public company and was eventually sold to a large healthcare company. Prior to founding IBAH, Dr. Henwood was employed by SmithKline Beecham in various capacities including senior medical and regulatory positions.

     Mr. Landine, age 49, has been Vice President, Corporate Development of Alkermes since March 1999. From March 1988 until June 1998, he was Chief Financial Officer and Treasurer of Alkermes. Mr. Landine is a director of Kopin Corporation, a manufacturer of high definition imaging products. Mr. Landine is also currently an advisor to Walker Magnetics Group, an international manufacturer of industrial equipment.

     Mr. Mitchell, age 51, has been a director of Alkermes since April 2003. He has served as the Chief Financial Officer and Treasurer of Kenet, Inc., a company engaged in the development and manufacture of analog and mixed signal integrated circuits, since April 2002. Prior to joining Kenet, Mr. Mitchell was the Chief Financial Officer and Treasurer of Kopin Corporation from April 1985 through September 1998. From September 1998 through June 2001, Mr. Mitchell served in a consulting role at Kopin as Director of Strategic Planning. Prior to joining Kopin, Mr. Mitchell worked for the international accounting firm of Touche Ross & Co. from 1975 to 1984. Mr. Mitchell is also President of Mitchell Financial Group, an investment and consulting firm with activities in the technology, healthcare and financial services industries, and a member of the board of directors of several private companies. Mr. Mitchell, a graduate of College of the Holy Cross (B.A. Economics) and Northeastern University (M.S. Accounting) is a Certified Public Accountant.

     Mr. Pops, age 41, has been a director and the Chief Executive Officer of Alkermes since February 1991. Mr. Pops currently serves on the Board of Directors of Neurocrine Biosciences, Inc., a biotechnology company, the Biotechnology Industry Organization (BIO), serving as Chairman of the Board, and the Massachusetts Biotechnology Council (MBC). He serves as Chair for the Harvard Medical School Advisory Council for Biological Chemistry & Molecular Pharmacology (BCMP) and is a member of the Harvard Medical School Board of Fellows.

     Dr. Rich, age 78, is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Rich has been a professor at the Massachusetts Institute of Technology since 1958, and is the William Thompson Sedgwick Professor of Biophysics and Biochemistry. Dr. Rich earned both an A.B. (magna cum laude) and an M.D. (cum laude) from Harvard University. Dr. Rich is a member of the National Academy of Sciences, the American Academy of Arts and Sciences and the Institute of Medicine. Dr. Rich is Co-Chairman of the Board of Directors of Repligen Corporation, a biopharmaceutical company, and is a member of the Scientific Advisory Board of U.S. Genomics.

     Dr. Schimmel, age 63, is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Schimmel is the Ernest and Jean Hahn Professor of Molecular Biology and Chemistry and a member of the Skaggs Institute for Chemical Biology at The Scripps Research Institute. Dr. Schimmel was the John D. and Catherine T. MacArthur Professor of Biophysics and Biochemistry at the Massachusetts Institute of Technology, where he was employed from 1967 through 1997. A member of the National Academy of Sciences and the American Academy of Arts and Sciences, Dr. Schimmel graduated from Ohio Wesleyan University, completed his doctorate at Cornell University and the Massachusetts Institute of Technology and did post doctoral work at Stanford University. Dr. Schimmel is Co-Chairman of the

Board of Directors of Repligen Corporation and is a member of the Scientific Advisory Board of Illumina, Inc., a biotechnology company.

     Mr. Wall, age 75, is a founder of Alkermes and has been Chairman of the Board of Alkermes since 1987. From April 1992 until June 1993, he was a director and Chairman of the Executive Committee of Centocor, Inc. (“Centocor”), a biopharmaceutical company. From November 1987 to June 1993, he was Chairman Emeritus of Centocor. Mr. Wall is a director of Kopin Corporation, a manufacturer of high definition imaging products.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

     The following table sets forth a summary of the compensation paid by us during the last three fiscal years to our Chief Executive Officer and to each of the four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during the fiscal year ended March 31, 2003 (collectively, the “Named Executive Officers”).

				Long-Term
	Annual Compensation			Compensation

				Securities	Restricted
Name and	Fiscal			Underlying	Stock		All Other
Principal Position	Year	Salary($)	Bonus($)	Options (#)	Awards ($)(1)		Compensation($)

Richard F. Pops	2003	480,298	100,000	475,000	195,653	(2)	5,719	(3)
Chief Executive Officer	2002	438,665	200,000	250,000	1,801,100	(4)	5,100	(3)
	2001	406,462	175,000	500,000	0		275,100	(3)(5)

David A. Broecker	2003	328,625	50,000	350,000	117,396	(2)	112,335	(3)(7)
President and Chief	2002	286,346	100,000	150,000	257,300	(4)	126,174	(3)(8)
Operating Officer (6)	2001	24,327	194,791	400,000	0		0

James L. Wright	2003	260,524	37,500	75,000	73,375	(2)	6,000	(3)
Senior Vice President,	2002	237,766	75,000	75,500	257,300	(4)	5,100	(3)
Pharmaceutical Research	2001	211,335	70,000	70,500	0		113,100	(3)(5)
and Development (9)

James M. Frates	2003	289,696	37,500	100,000	78,264	(2)	5,708	(3)
Vice President, Chief	2002	275,948	75,000	60,000	257,300	(4)	5,100	(3)
Financial Officer and	2001	259,119	60,000	100,000	0		5,100	(3)
Treasurer

Michael J. Landine	2003	258,413	27,500	100,000	93,917	(2)	5,620	(3)
Vice President, Corporate	2002	244,564	55,000	50,000	128,650	(4)	5,100	(3)
Development	2001	232,654	35,000	70,000	0		5,100	(3)

(1)	At March 31, 2003, the number and value of the aggregate restricted stock holdings of the named executive officers are set forth below. The value was calculated based on the closing price of common stock on the Nasdaq National Market on March 31, 2003, which was $9.07. Holders of restricted shares are not entitled to receive any dividends declared on such shares.

Name	Number of Shares Held	Value ($)

Richard F. Pops	62,174	563,918
David A. Broecker	21,305	193,236
James L. Wright	15,191	137,782
James M. Frates	15,870	143,941
Michael J. Landine	15,544	140,984

(2)	Restricted stock award of common stock. The closing price of common stock on the Nasdaq National Market on December 12, 2002, the date of the award, was $7.20. The award vests in equal installments annually over two years and none of the award is vested.

(3)	Includes 401(k) match.

(4)	Restricted stock award of common stock. The closing price of common stock on the Nasdaq National Market on November 15, 2001, the date of the award, was $25.73. The award vests in equal installments annually over two years and one-half of the award is vested.

(5)	Includes compensation as a result of Alkermes’ forgiveness of one-half of an “incentive loan” made on October 16, 1998, pursuant to Alkermes’ Incentive Loan Program.

(6)	Mr. Broecker became Chief Operating Officer of Alkermes in February 2001 (and received a sign-on bonus and reimbursement for related taxes at that time) and President on January 1, 2002.

(7)	Includes $106,719 as a result of Alkermes’ forgiveness of one-fifth of a loan made on June 13, 2001, pursuant to the employment letter to Mr. Broecker and related taxes.

(8)	Includes $121,618 for reimbursement of moving expenses and related taxes.

(9)	Dr. Wright left Alkermes on April 30, 2003.

Option Grants in Last Fiscal Year

     The following table sets forth information concerning stock options granted during the fiscal year ended March 31, 2003 to each of the Named Executive Officers.

	Individual Grants

					Potential Realizable
	Number of				Value at Assumed
	Securities	Percent of Total			Annual Rates of
	Underlying	Options Granted	Exercise or		Stock Price
	Options	to Employees in	Base Price	Expiration	Appreciation for
Name	Granted (#)(1)	Fiscal Year (%)	($/Share)	Date	Option Term

					5% ($)	10% ($)

Richard F. Pops	125,000	3.17	4.77	7/18/12	374,978	950,269
	350,000	8.87	7.36	12/12/12	1,620,033	4,105,481

David A. Broecker	75,000	1.90	4.77	7/18/12	224,987	570,161
	275,000	6.97	7.36	12/12/12	1,272,883	3,225,735

James L. Wright	37,500	*	4.77	7/18/12	112,494	285,081
	37,500	*	7.36	12/12/12	173,575	439,873

James M. Frates	30,000	*	4.77	7/18/12	89,995	228,065
	70,000	1.77	7.36	12/12/12	324,007	821,096

Michael J. Landine	25,000	*	4.77	7/18/12	74,996	190,054
	75,000	1.90	7.36	12/12/12	347,150	879,746

(1)	Each option granted vests ratably over a four year period.

*    Represents less than one percent (1%)

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

     The following table sets forth the number of shares acquired upon exercise of options exercised by the Named Executive Officers during the fiscal year ended March 31, 2003, the value realized upon exercise of such options, the number of shares issuable on exercise of options held by such persons at the end of the last fiscal year and the value of such unexercised options as of such date.

	Shares		Number of Securities Underlying		Value of Unexercised
	Acquired on	Value	Unexercised Options/SARs at		In-the-Money Options/SARs
Name	Exercise (#)	Realized($)	FY-End (#)		at FY-End($)(1)

			Exercisable	Unexercisable	Exercisable	Unexercisable

Richard F. Pops	0	0	1,062,354	1,037,500	1,186,092	1,136,000
David A. Broecker	0	0	237,500	662,500	0	792,750
James L. Wright	0	0	203,859	186,875	266,218	225,375
James M. Frates	0	0	279,583	220,000	82,925	248,700
Michael J. Landine	0	0	168,000	192,500	68,365	235,750

(1)	Value is measured by the difference between the closing price of common stock on the Nasdaq National Market on March 31, 2003, $9.07, and the exercise price of the options.

Employment Contracts and Termination of Employment and Change-in-Control Agreements

     Under agreements between us and Messrs. Pops, Broecker and Frates in the event their employment with us is terminated for any reason other than as a result of their taking certain actions against, or that have a significant deleterious effect on, us, Mr. Pops shall be entitled to receive a payment equal to two-thirds of his then-current annual base salary and Messrs. Broecker and Frates shall each be entitled to receive payments at the monthly rate of his then current annual base salary for up to nine months or until he finds other employment, whichever occurs first. Under an agreement between us and Mr. Landine, in the event his employment with us is terminated for any reason other than as a result of his taking certain actions against, or that have a significant deleterious effect on, us, Mr. Landine shall be entitled to receive a payment equal to his then-current base salary for a period of six months.

     Mr. Pops has been granted LSARs in connection with a portion of the stock options previously granted to him. Each LSAR provides that after the occurrence of one of several triggering events, including a reorganization or merger of a sale of our assets or the acquisition by a person or group of more than 51% of the common stock, Mr. Pops will receive an amount in cash equal to the amount by which the fair market value per share of common stock issuable upon exercise of the option on the date such a triggering event occurs exceeds the exercise price per share of the option to which the LSAR relates. A triggering event shall be deemed to have occurred only when the fair market value of the shares subject to the underlying option exceeds the exercise price of such option. When a triggering event occurs, the related option will cease to be exercisable.

     We have entered into change-in-control agreements with each of Messrs. Pops, Broecker, Frates and Landine. Under the terms of these agreements, each of the aforementioned executives are entitled to receive certain compensation and benefits in the event of a “change-in-control”, which, in summary, is defined as: the acquisition by a person, entity or group (with certain exceptions) of beneficial ownership of 50% or more of the common stock; a change in a majority of the incumbent directors on the Board of Directors; a reorganization, merger or consolidation of Alkermes; or a liquidation, dissolution or sale of all or substantially all of our assets.

     In the event of a change-in-control, each of Messrs. Pops, Broecker, Frates and Landine will be entitled to continue their employment with us for a period of two years following the change-in-control at a monthly base salary at least equal to the highest monthly base salary paid to him by the Company in the twelve-month period immediately preceding the change-in-control, an annual cash bonus at least equal to the annual bonus paid to him for the last calendar year prior to the change-in-control and continued participation in our welfare and benefit plans.

     In the event we terminate any of these executives without cause during such two-year period or if any of these executives terminates his employment for “good reason” (e.g., material diminution in the executive’s responsibilities, assignment to the executive of responsibilities not consistent with his position or transfer of the executive to a location more than 40 miles from his then current place of employment) each is entitled to receive a prorated bonus (based upon the prior year’s annual bonus) for the year in which the date of termination occurs. Additionally, each of Messrs. Broecker, Frates and Landine will receive a lump sum payment equal to the executive’s base salary plus his annual bonus for the last calendar year before the date of termination and continued participation in the our welfare and benefit plans (or reimbursement therefor) for one year following the date of termination; Mr. Pops will receive a lump sum payment equal to two times his base salary plus his annual bonus for the last calendar year before the date of termination and continued participation in the our welfare and benefit plans (or reimbursement therefor) for two years following the date of termination. Each executive is also entitled to a “gross-up payment” equal to the excise tax imposed upon the severance payments under the change-in-control agreement in the event any payment or benefit to the executive, whether pursuant to the change-in-control agreement or otherwise, is considered an “excess parachute payment” and subject to an excise tax under the Internal Revenue Code. Alkermes and Dr. Wright had a similar change-in-control agreement which terminated when he left Alkermes on April 30, 2003.

Compensation of Directors

     Each year on the date of our annual meeting of shareholders, each non-employee director, consisting of Floyd E. Bloom, Gerri Henwood, Paul J. Mitchell, Alexander Rich, Paul Schimmel and Michael A. Wall, as well as Mr. Breyer, a part-time employee, receives:

•	an annual retainer fee of $15,000;

•	an option to purchase 20,000 shares of common stock;

•	an attendance fee of $1,500 per Board of Directors’ meeting and $750 for each telephonic Board of Directors’ meeting;

•	an attendance fee of $500 for each committee meeting, if such meeting is held on a date other than a date on which a Board of Directors’ meeting is held and $250 for each telephonic committee meeting; and

•	reimbursement for all reasonable travel expenses incurred in connection with Board of Directors’ meetings and meetings of committees of the Board of Directors.

     The 20,000 share option is granted automatically under the Alkermes Stock Option Plan for Non-Employee Directors each year on the date of the our annual meeting of shareholders. Such options are exercisable at the fair market value of the common stock on the date such options are granted and vest in full six (6) months following their grant. Non-employee directors do not receive any options to purchase shares of common stock except for the yearly grant of options to purchase 20,000 shares of our common stock and a one-time grant of an option to purchase 20,000 shares of our common stock upon joining the Board of Directors. During the fiscal year ended March 31, 2003, Alkermes paid consulting fees to Mr. Wall aggregating $80,000. Mr. Wall will continue to receive $6,667 per month for work that he performs for us outside of his capacity as a director. Alkermes believes that the terms of this consulting arrangement are no less favorable to us than those they could have received from an independent third party. Since Mr. Breyer’s retirement as President, he has received and will continue to receive compensation of $13,000 per year as a part-time employee. Upon their initial election to the Board of Directors in April 2003, Dr. Henwood and Mr. Mitchell each received $6,016 as the pro-rated portion of the cash compensation for non-employee directors outlined above and were granted options to purchase 28,000 shares of common stock, consisting of an initial grant of an option to purchase 20,000 shares of common stock and a pro-rated portion of the annual grant for non-employee directors outlined above.

Compensation Committee Interlocks and Insider Participation

     During the last fiscal year, the Compensation Committee consisted of John K. Clarke, Paul Schimmel and Michael A. Wall. The Compensation Sub-Committee consisted of John K. Clarke and Paul Schimmel. Mr. Wall is a consultant to Alkermes.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The Compensation Committee (the “Committee”) is responsible for reviewing and establishing the cash compensation of, and the Compensation Sub-Committee (the “Sub-Committee”) is responsible for reviewing and establishing compensation in the form of stock options and restricted common stock awards to, Alkermes’ executive officers.

Executive Compensation Policies

     The executive compensation program of Alkermes, Inc. (the “Company”) is designed to attract, retain and motivate experienced and well-qualified executive officers who will promote the Company’s research and product development and commercialization efforts. In establishing executive compensation levels, the Committee is guided by a number of considerations. Because the Company is still in the process of developing its portfolio of product candidates, and because of the volatile nature of biotechnology stocks, the Committee believes that traditional performance criteria, such as revenue growth, net income, profit margins and share price are inappropriate for evaluating and rewarding the efforts of the Company’s executive officers. Rather, the Committee bases executive compensation on the achievement of certain product development, corporate partnering, financial, strategic planning and other goals of the Company and the executive officers. In establishing compensation levels, the Committee also evaluates each officer’s individual performance using certain subjective criteria, including an evaluation of each officer’s initiative, contribution to overall corporate performance and managerial ability. No specific numerical weight is given to any of the above-noted subjective or objective performance criteria. In making its evaluations, the Committee consults on an informal basis with other members of the Board of Directors and, with respect to officers other than the Chief Executive Officer, reviews the recommendations of the Chief Executive Officer.

     Another consideration which affects the Committee’s decisions regarding executive compensation is the high demand for well-qualified personnel. Given such demand, the Committee strives to maintain compensation levels which are competitive with the compensation of other executives in the industry. To that end, the Committee reviews data obtained from a generally available outside survey of compensation and benefits in the biotechnology industry, an internally prepared survey based on peer biotechnology companies’ proxy statements and personal knowledge regarding executive compensation at comparable companies.

     A third factor which affects compensation levels is the Committee’s belief that stock ownership by management is beneficial in aligning management’s and shareholders’ interests in the enhancement of shareholder value. In accordance with such belief, the Sub-Committee seeks to provide a significant portion of executive compensation in the form of stock options. The Sub-Committee has not, however, targeted a range or specific number of options for each executive position. Rather, it makes its decisions based on the above-mentioned surveys and the general experience of the Sub-Committee members.

Compensation Mix

     The Company’s executive compensation packages generally include three components: base salary; a discretionary annual cash bonus; and stock options and restricted common stock awards. The Committee generally reviews and establishes the base salary and bonus of each executive officer as of the end of each calendar year.

     Base Salary

     The Committee seeks to establish base salaries which are competitive for each position and level of responsibility with those of executive officers at various other biotechnology companies of comparable size and stage of development.

     Discretionary Cash Bonus

     The Committee believes that discretionary cash bonuses are useful on a case by case basis to motivate and reward executive officers. Bonuses for executive officers are not guaranteed, but are awarded from time to time, generally annually, only in the discretion of the Committee; cash bonuses are used to bring annual cash compensation into a competitive range with comparable positions at comparable companies. Criteria for bonuses for executive officers range from success in attracting capital to success in conducting clinical trials, entering into new and expanded collaborations and establishing and expanding the Company’s manufacturing capabilities.

     Stock Options and Restricted Common Stock Awards

     Grants of stock options and awards of restricted common stock under the Company’s equity compensation plans are designed to promote the identity of the long-term interests between the Company’s executives and its shareholders and to assist in the retention of executives. Since stock options granted by the Company generally become exercisable over a four-year period and forfeiture provisions with respect to restricted common stock awards lapse over a two-year period, their ultimate value is dependent upon the long-term appreciation of the Company’s stock price and the executive’s continued employment with the Company. In addition, grants of stock options and awards of restricted common stock may result in an increase in executive officers’ equity interests in the Company, thereby providing such persons with the opportunity to share in the future value they are responsible for creating.

     When granting stock options and awarding restricted common stock, the Sub-Committee considers the relative performance and contributions of each officer compared to that of other officers within the Company with similar levels of responsibility. The number of options and awards granted to each executive officer is generally determined by the Sub-Committee on the basis of data obtained from a generally available outside survey of stock option grants and restricted common stock awards in the biotechnology industry, an internally prepared survey of peer biotechnology companies’ proxy statements and personal knowledge of the Sub-Committee members regarding executive stock options and restricted common stock awards at comparable companies.

     Section 162(m) of the Code limits the deductibility of annual compensation over $1 million to the Chief Executive Officer and the other Named Executive Officers unless certain conditions are met. The Company’s Chief Executive Officer and the other Named Executive Officers have not received annual compensation over $1 million, and the Company has not yet determined what measures, if any, it should take to comply with Section 162(m).

Compensation of the Chief Executive Officer

     In establishing Mr. Pops’ compensation package, the Committee seeks to maintain a level of total current compensation that is competitive with that of chief executives of certain other companies in the biotechnology industry at comparable stages of development. In addition, in order to align Mr. Pops’ interests with the long-term interests of the Company’s shareholders, the Committee and the Sub-Committee attempt to make a significant portion of the value of his total compensation dependent on the long-term appreciation of the Company’s stock price.

     At the Company’s current stage of development, the Committee believes that Mr. Pops’ performance as Chief Executive Officer of the Company must be evaluated almost exclusively using subjective criteria, including the Committee’s evaluation of the Company’s progress in attracting and retaining senior management, identifying new product candidates, identifying and securing corporate collaborators for the development of product candidates, identifying and acquiring new proprietary product development and technology opportunities, identifying and acquiring companies with interesting technology and product candidates, advancing the Company’s existing product candidates through the complex drug development and regulatory approval process, preparing for and executing on commercialization activities and raising the necessary capital to fund its research and development efforts and manufacturing capabilities.

     In evaluating and establishing Mr. Pops’ current compensation package, the Committee first addressed the non-approvable letter received in late June 2002 from the U.S. Food and Drug Administration (“FDA”) regarding Risperdal Consta, the Company’s product candidate under a collaboration with Janssen Pharmaceutica, an affiliate of Johnson & Johnson (“Janssen”). During the discussion, it was noted that the issues raised by the FDA in the letter did not relate to the portions of the New Drug Application that were prepared by Alkermes. The Committee noted that the Alkermes team was instrumental in working with Janssen to respond to the questions and issues raised by the FDA. The Committee also reviewed the proposed merger with Reliant Pharmaceuticals, LLC which was announced in March 2002, and was mutually terminated due to market conditions in August 2002. In addition to this discussion, the Committee considered the following accomplishments of the Company during calendar 2002:

     In January 2002, Eli Lilly and Company (“Lilly”) and the Company announced the successful completion of a Phase I clinical trial for an inhaled formulation of human growth hormone.

     In February 2002, Lilly and the Company signed an agreement pursuant to which Lilly would provide $10 million in funding for the new commercial-scale production facility being built for products based on AIR’s inhalation technology.

     In August 2002, Alkermes announced the approval of Risperdal Consta in Germany and the United Kingdom, which triggered minimum manufacturing revenues of approximately $150 million over the next ten years. Throughout the rest of the calendar year, Risperdal Consta was approved in 10 additional countries outside of the U.S. and was launched in Austria, Germany and the United Kingdom.

     In August 2002, Alkermes announced a reduction in workforce and restructuring to reduce the cost structure of the Company. The reduction and restructuring was prompted by the then current expectations of the financial impact of the delay in approval of Risperdal Consta by the FDA. The Company took the opportunity to examine and prioritize the product development programs that offer the greatest commercial potential.

     In November 2002, Alkermes announced the successful completion of two Phase I clinical trials for an inhaled formulation of epinephrine, a proprietary product candidate.

     In December 2002, Lilly and the Company announced an expansion of their collaboration for the development of inhaled formulations of insulin. In connection therewith, Lilly purchased $30 million of Alkermes’ newly issued convertible preferred stock. The Company agreed to use the proceeds to fund the development of the inhaled insulin and human growth hormone in 2003 and into 2004. The royalty rate payable to Alkermes based on revenues of potential inhaled insulin products was increased. Lilly has the right to exchange the preferred shares for a reduction in this royalty rate. Furthermore, the collaboration cannot be terminated without cause before January 2005.

     Also in December 2002 and pursuant to an agreement, Janssen paid to Alkermes approximately $24 million as a prepayment of the first two years of minimum manufacturing revenues owed to the Company.

     Also in December 2002, Alkermes consummated the exchange of $114,589,000 principal amount of its newly issued 6.52% Convertible Senior Subordinated Notes Due December 31, 2009 (the “6.52% Notes”) for substantially all of its outstanding 3.75% Convertible Subordinated Notes due 2007. In addition, the Company consummated the sale of $60 million principal amount of the 6.52% Notes.

Therefore, along with the Lilly and Janssen transactions in December and a small equipment lease financing in November, the Company added $120 million of cash to its balance sheet, while reducing its debt.

     During the year, the Company made substantial progress on its Phase III clinical trial on Vivitrex, its lead proprietary development program. In addition, the Company also advanced the development of its product candidates (proprietary and partnered) and initiated feasibility programs with partners and on internal programs that were not disclosed publicly.

     Given the significant role played by Mr. Pops in each of the above-noted accomplishments, the Committee increased Mr. Pops’ annual base salary effective January 1, 2003 from $475,000 to $498,750 and granted Mr. Pops a cash bonus of $100,000. As additional recognition of Mr. Pops’ efforts in calendar 2002, and in furtherance of the Sub-Committee’s belief that a significant portion of Mr. Pops’ total compensation should be dependent on the long-term appreciation of the Company’s stock price, in July and December 2002, the Sub-Committee granted Mr. Pops options to purchase 125,000 and 350,000 shares, respectively, of Common Stock and, in December 2002, the Sub-Committee awarded Mr. Pops 27,174 shares of restricted Common Stock, which award vests annually over a two-year period. The Committee and Sub-Committee believe that each of these actions was particularly appropriate given Mr. Pops’ performance during calendar 2002 and in order to maintain his compensation at a competitive level compared to that of the chief executive officers of other similarly sized and positioned biotechnology companies.

Compensation Committee

John K. Clarke Paul Schimmel
Michael A. Wall

Compensation Sub-Committee

John K. Clarke Paul Schimmel

PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in the cumulative total shareholder return on the common stock for the last five fiscal years, with the cumulative total return on the Nasdaq Stock Market (U.S.) Index and the Nasdaq Pharmaceutical Index, which includes biotechnology companies. The comparison assumes $100 was invested on March 31, 1998, in the common stock and in each of the foregoing indices and further assumes reinvestment of any dividends. We did not declare or pay any dividends on its common stock during the comparison period.

EQUITY COMPENSATION PLAN INFORMATION

			(c)
			NUMBER OF SECURITIES
			REMAINING AVAILABLE
		(b)	FOR FUTURE ISSUANCE
	(a)	WEIGHTED AVERAGE	UNDER EQUITY
	NUMBER OF SECURITIES TO	EXERCISE PRICE OF	COMPENSATION PLANS
	BE ISSUED UPON EXERCISE	OUTSTANDING	(EXCLUDING SECURITIES
	OF OUTSTANDING OPTIONS,	OPTIONS, WARRANTS,	REFLECTED IN COLUMN
PLAN CATEGORY	WARRANTS, AND RIGHTS	AND RIGHTS	(a))

Equity compensation plans approved by security holders	13,069,778	$15.94	4,220,859
Equity compensation plans not approved by security holders	954,045	$15.34	34,397
Total	14,023,823	$15.90	4,255,256

     The above share and share price information is as of September 24, 2003. For a description of the material features of the 1998 Equity Incentive Plan, which was adopted by Advanced Inhalation Research, Inc. prior to its acquisition by Alkermes and is the only equity compensation plan not approved by Alkermes’ shareholders, please see Note 14 to Alkermes’ Consolidated Financial Statements for the year ended March 31, 2003, contained elsewhere in this prospectus.

MANAGEMENT AND PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of common stock as of September 24, 2003 by: (i) each person who is known by Alkermes to be the owner of 5% or more of the outstanding shares of common stock; (ii) each director of Alkermes; (iii) each of the Named Executive Officers; and (iv) all the directors and executive officers of Alkermes as a group.

	Number of Shares	Percentage
	Beneficially Owned	Beneficially Owned (1)

Citigroup Inc. (2)	12,058,451	13.56%
399 Park Avenue
New York, NY 10043
FMR Corporation (3)	11,047,624	12.42
82 Devonshire Street
Boston, MA 02109
T. Rowe Price Associates, Inc. (4)	8,070,040	9.08
100 E. Pratt Street
Baltimore, MD 21202
Floyd E. Bloom (5)	305,375	*
Robert A. Breyer (6)	531,025	*
Gerri Henwood (7)	38,000	*
Paul J. Mitchell (8)	36,000	*
Richard F. Pops (9)	1,683,120	1.86
Alexander Rich (10)	443,400	*
Paul Schimmel (10)	457,600	*
Michael A. Wall (10)	834,450	*
David A. Broecker (11)	303,750	*
James L. Wright (12)	110,370	*
James M. Frates (13)	386,500	*
Michael J. Landine (14)	333,050	*
All directors and executive officers as a group (13 persons) (15)	5,562,640	5.93

*	Represents less than one percent (1%) of the outstanding shares of common stock.

(1)	As of September 24, 2003, there were 88,915,880 shares of common stock outstanding.

(2)	Represents shares over which Salomon Smith Barney Inc., Salomon Brothers Holding Company Inc., Salomon Smith Barney Holdings Inc. and/or Citigroup Inc. have shared voting and dispositive power. The holdings are as of August 31, 2003.

(3)	FMR Corporation holds these shares in its capacity as investment manager or advisor for various investment companies or institutional accounts. Includes shares of common stock that may be received upon conversion of Alkermes’ 2 1/2% Convertible Subordinated Notes due 2023. The holdings are as of September 30, 2003.

(4)	These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the securities laws, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The holdings are as of December 31, 2002.

(5)	Includes 210,375 shares of common stock held by The Corey Bloom Family Trust, of which Dr. Bloom is a Trustee. Also includes, 95,000 shares of common stock subject to options which are exercisable.

(6)	Includes 429,743 shares of common stock subject to options which are exercisable or will become exercisable within 60 days of September 24, 2003.

(7)	Consists of 38,000 shares of common stock subject to options which are exercisable.

(8)	Includes 28,000 shares of common stock subject to options which are exercisable.

(9)	Includes 1,406,104 shares of common stock subject to restricted stock awards that will vest or options which are exercisable or which will become exercisable within 60 days of September 24, 2003.

(10)	Includes 95,000 shares of common stock subject to options which are exercisable.

(11)	Includes 293,750 shares of common stock subject to restricted stock awards that will vest or options which are exercisable or which will become exercisable within 60 days of September 24, 2003.

(12)	Dr. Wright left the Company on April 30, 2003.

(13)	Includes 352,083 shares of common stock subject to restricted stock awards that will vest or options which will become exercisable within 60 days of September 24, 2003.

(14)	Includes 224,250 shares of common stock subject to restricted stock awards that will vest or options which will become exercisable within 60 days of September 24, 2003.

(15)	Includes 3,151,930 shares of common stock subject to restricted stock awards that will vest or options which are exercisable or which will become exercisable within 60 days of September 24, 2003. Also includes 210,375 shares of common stock held in trust.

CERTAIN TRANSACTIONS

Stock Options and Consulting Fees

     During the last fiscal year, executive officers and non-employee directors were granted common stock awards and options to purchase shares of common stock pursuant to Alkermes’ 2002 Restricted Common Stock Award Plan, 1999 Stock Option Plan, 1998 Equity Incentive Plan and Stock Option Plan for Non-Employee Directors. In addition, as discussed in “Executive Compensation and Other Information — Compensation of Directors,” during the fiscal year ended March 31, 2003, Alkermes paid consulting fees to Mr. Wall aggregating $80,000.

Executive Officer Loans

     In the calendar year 2001, Alkermes made two loans to David A. Broecker in connection with hiring him as its new Chief Operating Officer. The first loan, made in February 2001 in the principal amount of $300,000, was amended to extend its maturity date to May 31, 2003 or, if earlier, upon termination of Mr. Broecker’s employment. The first loan did not bear interest and was paid in full in May 2003. The second loan, made in June 2001 in the principal amount of $300,000, bears interest at the prime rate. Twenty percent of the principal of and accrued interest on the second loan will be forgiven annually on Mr. Broecker’s employment anniversary, or in full upon a change-in-control of Alkermes, so long as he continues to be employed by Alkermes. Any balance of the second loan remaining upon the termination of Mr. Broecker’s employment must be paid in full.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for Alkermes by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania. Morris Cheston, Jr., Secretary of Alkermes and of Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II, and ADC II, all of which are wholly owned subsidiaries of Alkermes, and Jennifer L. Miller, Secretary of Alkermes Investments, Inc., a wholly owned subsidiary of Alkermes, are partners in the law firm of Ballard Spahr Andrews & Ingersoll, LLP.

EXPERTS

     The consolidated financial statements of Alkermes, Inc. and subsidiaries as of March 31, 2003 and 2002 and for each of the three years in the period ended March 31, 2003, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Reliant Pharmaceuticals, LLC as of and for the year ended December 31, 2002, appearing in this Registration Statement and Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of Reliant as of December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001, included in this prospectus, have been audited by Arthur Andersen LLP, independent auditors. Because Arthur Andersen LLP has ceased conducting business, we have been unable to obtain Arthur Andersen LLP’s written consent to use their report on such financial statements in this offering memorandum. Accordingly, we have omitted Arthur Andersen LLP’s consent in reliance upon Rule 437a under the Securities Act, which permits us to dispense with the requirement to file the written consent of Arthur Andersen LLP under the circumstances. Since Arthur Andersen LLP has not consented to the use of their report in this offering memorandum, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements of Reliant audited by Arthur Andersen LLP or for any omission to state a material fact required to be stated in those financial statements.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF ALKERMES, INC.

FINANCIAL STATEMENTS OF RELIANT PHARMACEUTICALS, LLC

Index

I. Financial Statements for the years ended December 31, 2002
Report of Independent Auditors	F-38
Balance Sheet	F-39
Statement of Operations	F-40
Statement of Changes in Members’ Deficit	F-41
Statement of Cash Flows	F-42
Notes to Financial Statements	F-43

II. Financial Statements for the years ended December 31, 2001 and 2000
Report of Independent Public Accountants	F-68

Balance Sheets as of December 31, 2001 and 2000	F-69

Statements of Operations for the Years Ended December 31, 2001 and 2000 and the Period from Inception (August 31, 1999) to December 31, 1999	F-70

Statements of Changes In Members’ (Deficit) Capital for the Years Ended December 31, 2001 and 2000 and the Period from Inception (August 31, 1999) to December 31, 1999	F-71

Statements of Changes In Members’ (Deficit) Capital (continued) for the Years Ended December 31, 2001 and 2000 and the Period from Inception (August 31, 1999) to December 31, 1999	F-72

Statement of Cash Flows for the Years Ended December 31, 2001 and 2000 and the Period from Inception (August 31, 1999) to December 31, 1999	F-73

Notes to Financial Statements December 31, 2001 And 2000	F-74

ALKERMES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	March 31,
	2003	2003

ASSETS
Current Assets:
Cash and cash equivalents	$39,432,369	$72,478,675
Short-term investments	65,247,112	63,615,497
Receivables from collaborative arrangements	3,150,319	7,300,923
Prepaid expenses and other current assets	2,140,671	2,166,238
Inventory	3,431,100	2,576,082

Total current assets	113,401,571	148,137,415

Property, Plant and Equipment:
Land	235,000	235,000
Building	15,505,909	5,093,815
Furniture, fixtures and equipment	61,455,827	56,005,820
Leasehold improvements	31,762,505	31,603,290
Construction in progress	29,010,861	39,500,993

	137,970,102	132,438,918
Less accumulated depreciation and amortization	(43,220,406)	(40,964,851)

	94,749,696	91,474,067

Investments	8,950,042	8,945,908

Other Assets	9,211,386	7,141,780

Total Assets	$226,312,695	$255,699,170

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$14,535,837	$14,252,083
Accrued interest	481,058	2,901,984
Accrued restructuring costs	3,001,341	3,537,010
Deferred revenue	14,600,956	12,253,338
Derivative liability related to convertible senior subordinated notes	17,064,437	13,300,000
Long-term obligations — current portion	6,825,000	7,800,000

Total current liabilities	56,508,629	54,044,415

Deferred Revenue	6,741,426	10,114,032

Convertible Senior Subordinated Notes	166,130,997	165,910,429

Convertible Subordinated Notes	676,000	676,000

Convertible Preferred Stock, par value $.01 per share: authorized and issued, 3,000 shares at June 30, 2003 and March 31, 2003, respectively (at liquidation preference)	30,000,000	30,000,000

Shareholders’ Deficit:
Capital stock, par value $.01 per share: authorized, 4,550,000 shares; none issued; includes 2,997,000 shares of preferred stock
Common stock, par value $.01 per share: authorized, 160,000,000 shares; issued, 64,776,830 and 64,692,848 shares at June 30, 2003 and March 31, 2003, respectively	647,769	646,929
Non-voting common stock, par value $.01 per share: authorized, 450,000 shares; issued, 382,632 at June 30, 2003 and March 31, 2003	3,826	3,826
Additional paid-in capital	447,663,033	447,103,721
Deferred compensation	(1,304,109)	(1,864,281)
Accumulated other comprehensive income (loss)	580,292	(173,104)
Accumulated deficit	(481,335,168)	(450,762,797)

Total shareholders’ deficit	(33,744,357)	(5,045,706)

Total Liabilities and Shareholders’ Deficit	$226,312,695	$255,699,170

See notes to condensed consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	June 30,	June 30,
	2003	2002

Revenues:
Manufacturing and royalty revenues	$1,544,754	$—
Research and development revenue under collaborative arrangements	2,756,706	10,291,391

Total revenues	4,301,460	10,291,391

Expenses:
Cost of goods manufactured	2,560,670	—
Research and development	21,672,964	24,599,673
General and administrative	5,780,598	6,016,040

Total expenses	30,014,232	30,615,713

Net operating loss	(25,712,772)	(20,324,322)

Other income (expense):
Interest income	975,161	1,365,936
Other income, net	1,409,478	—
Derivative loss related to convertible senior subordinated notes	(3,764,437)	—
Interest expense	(3,479,801)	(2,081,134)

Total other (expense) income	(4,859,599)	(715,198)

Equity in losses of Reliant Pharmaceuticals, LLC	—	(24,212,900)

Net loss	($30,572,371)	($45,252,420)

Basic and diluted loss per common share	($0.47)	($0.70)

Weighted average number of common shares outstanding	64,736,097	64,260,903

See notes to condensed consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	June 30,	June 30,
	2003	2002

Cash flows from operating activities:
Net loss	($30,572,371)	($45,252,420)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	2,426,522	2,315,760
Other noncash charges	1,046,228	755,275
Equity in losses of Reliant Pharmaceuticals, LLC	—	24,212,900
Other noncash income	(1,409,478)	—
Derivative loss related to convertible senior subordinated notes	3,764,437	—
Changes in assets and liabilities:
Receivables from collaborative arrangements	4,150,604	(462,201)
Prepaid expenses and other current assets	(829,988)	(400,779)
Accounts payable, accrued expenses and accrued interest	(2,127,162)	3,823,187
Accrued restructuring costs	(535,669)	—
Deferred revenue	(1,024,988)	(276,341)

Net cash used by operating activities	(25,111,865)	(15,284,619)

Cash flows from investing activities:
Additions to property, plant and equipment	(5,531,184)	(16,626,892)
Purchases of available-for-sale short-term investments	(39,514,266)	(35,290,276)
Sales of available-for-sale short-term investments	37,797,890	71,241,888
Increase in other assets	(150,022)	—

Net cash (used by) provided by investing activities	(7,397,582)	19,324,720

Cash flows from financing activities:
Proceeds from issuance of common stock	455,591	480,681
Payment of long-term obligations	(975,000)	(1,100,000)
Repayment of loan	—	(10,000,000)

Net cash used by financing activities	(519,409)	(10,619,319)

Effect of exchange rate changes on cash	(17,450)	44,939

Net decrease in cash and cash equivalents	(33,046,306)	(6,534,279)
Cash and cash equivalents, beginning of period	72,478,675	16,023,074

Cash and cash equivalents, end of period	$39,432,369	$9,488,795

Supplementary information:
Cash paid for interest	$5,418,375	$213,428

Cash paid for income taxes	$37,534	$—

Conversion of 6.52% Convertible Senior Subordinated Notes into common stock	$100,861	$—

See notes to condensed consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The consolidated financial statements of Alkermes, Inc. (the “Company”) for the three months ended June 30, 2003 and 2002 are unaudited and include all adjustments which, in the opinion of management, are necessary to present fairly the results of operations for the periods then ended. Such adjustments, consisting of normal recurring items, included approximately $3.8 million in non-recurring expenses in the three months ended June 30, 2003 related to the embedded derivative in the Company’s 6.52% Convertible Senior Subordinated Notes due December 31, 2009 (the “6.52% Senior Notes”). These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the years ended March 31, 2003, 2002 and 2001, which are contained in Company’s Annual Report for the year ended March 31, 2003 filed on Form 10-K. In addition, the financial statements include the accounts of Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II, Advanced Inhalation Research, Inc. (“AIR®”), Alkermes Investments, Inc., Alkermes Europe, Ltd. and Alkermes Development Corporation II (“ADC II”), wholly owned subsidiaries of the Company.

The results of the Company’s operations for any interim period are not necessarily indicative of the results of the Company’s operations for any other interim period or for a full fiscal year.

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. COMPREHENSIVE LOSS

Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in the shareholders’ equity of the Company that are excluded from net loss. Specifically, other comprehensive income (loss) includes unrealized holding gains and losses on the Company’s “available-for-sale” securities and changes in cumulative foreign currency translation adjustments.

2. COMPREHENSIVE LOSS (Continued)

Comprehensive loss for the three months ended June 30, 2003 and 2002 is as follows:

	Three Months	Three Months
	Ended	Ended
	June 30, 2003	June 30, 2002

Net loss	$(30,572,371)	$(45,252,420)
Foreign currency translation adjustments	(7,977)	49,908
Unrealized gain (loss) on marketable securities	761,373	(977,251)

Comprehensive loss	$(29,818,975)	$(46,179,763)

3. NET LOSS PER SHARE

Basic and diluted net loss per share are computed using the weighted average number of common shares outstanding during the period. Basic net loss per share excludes any dilutive effect from stock options and awards, convertible preferred stock, convertible senior subordinated notes and convertible subordinated notes. Certain common shares potentially issuable were not included in the computation of diluted net loss per share for the three months ended June 30, 2003 and 2002 because they would have an antidilutive effect due to net losses for such periods.

Common shares potentially issuable but excluded from the calculation of net loss per share consist of the following as of June 30:

	2003	2002

Stock options and awards	14,618,925	11,368,201
Shares issuable on conversion of 3.75% Convertible Subordinated Notes	9,978	2,952,030
Shares issuable on conversion of 6.52% Convertible Senior Subordinated Notes	22,713,226	—
Shares issuable on conversion of Convertible Preferred Stock	2,824,859	—

	40,166,988	14,320,231

4. INVENTORY

Inventory is stated at the lower of cost or market and consists of currently marketed products. Cost is determined in a manner that approximates the first-in, first-out method. Inventory consists of the following at June 30, 2003 and March 31, 2003:

	June 30,	March 31,
	2003	2003

Raw materials	$675,705	$620,653
Work in process	1,900,368	1,955,429
Finished goods	855,027	—

	$3,431,100	$2,576,082

5. DERIVATIVES

The Company has recorded a derivative liability related to the 6.52% Senior Notes. Pursuant to the terms of the 6.52% Senior Notes, the Company will pay additional interest equal to two full years of interest on the 6.52% Senior Notes (the “Two-Year Interest Make-Whole”) if the 6.52% Senior Notes are automatically converted on or prior to December 30, 2004 or if the holders voluntarily convert prior to December 30, 2004. The Two-Year Interest Make-Whole represents an embedded derivative which is required to be accounted for apart from the underlying 6.52% Senior Notes. On June 18, 2003, the Company announced that it exercised its automatic conversion right for the 6.52% Senior Notes. The embedded derivative was adjusted to the value of the remaining balance of the Two-Year Interest Make-Whole payment, or approximately $17.1 million, at June 30, 2003 and is accounted for as a liability on the consolidated balance sheets. A $3.8 million noncash charge to “Derivative loss related to convertible senior subordinated notes” has been recorded in the consolidated statements of operations in the quarter ended June 30, 2003 to account for the increase of this derivative liability. On July 18, 2003, upon conversion of the then outstanding 6.52% Senior Notes and payment of the Two-Year Interest Make-Whole, the embedded derivative was settled in full and the balance was reduced to zero.

The Company has recorded a gain of approximately $1.4 million in other income in the consolidated statements of operations in connection with the changes in the fair value of warrants held by the Company in connection with licensing arrangements. The recorded value of such warrants can fluctuate significantly based on fluctuations in the market value of the underlying securities of the issuer of the warrants.

6.     INVESTMENT IN RELIANT PHARMACEUTICALS, LLC

In December 2001, the Company purchased approximately 63% of an offering by Reliant of its Series C Convertible Preferred Units, representing approximately 19% of the equity interest in Reliant, for a purchase price of $100,000,000. The investment has been accounted for under the equity method of accounting because Reliant is organized as a limited liability company, which is

6. INVESTMENT IN RELIANT PHARMACEUTICALS, LLC (Continued)

treated in a manner similar to a partnership. Because, at the time of the Company’s investment, Reliant had an accumulated deficit from operations and a deficit in members’ capital, under applicable accounting rules, the Company’s share of Reliant’s losses from the date of the Company’s investment has been recognized in proportion to the Company’s percentage participation in the Series C financing, and not in proportion to the Company’s percentage ownership interest in Reliant. The Company recorded its equity in the income or losses of Reliant three months in arrears. For the three months ended June 30, 2003 and 2002, this charge amounted to $0 and approximately $24,213,000, respectively, and is recorded in the Company’s consolidated statements of operations under the caption “Equity in losses of Reliant Pharmaceuticals, LLC.”

Reliant is a privately held company over which the Company does not exercise control and the Company has relied on the unaudited and audited financial statements prepared by Reliant’s management and provided to the Company to calculate the Company’s share of Reliant’s losses. The Company’s $100,000,000 investment was reduced to $0 during the fiscal year ended March 31, 2003. Since the Company has no further funding commitments to Reliant, it will not record any further share of losses of Reliant in its consolidated statements of operations. To the extent Reliant has net income in the future, the Company would record its proportional share of Reliant’s net income.

Summarized unaudited financial information of Reliant for the three months ended March 31, 2003 and 2002 is as follows:

	Three Months Ended	Three Months Ended
(In thousands)	March 31, 2003	March 31, 2002

Revenues	$47,476	$58,609
Costs and expenses	59,070	88,461
Net Loss	(12,475)	(29,644)

7. RESTRUCTURING OF OPERATIONS

In August 2002, the Company announced a restructuring program to reduce the Company’s cost structure as a result of the Company’s expectations regarding the financial impact of a delay in the U.S. launch of Risperdal Consta by the Company’s collaborative partner, Janssen. The restructuring program reduced the Company’s workforce by 122 employees, representing 23% of the Company’s total workforce, and includes consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of the Company’s medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and reductions of other expenses. The workforce reductions were made across all functions of the Company. Under the restructuring plan, the Company is focusing development activities on those programs that are in the later stages of clinical development and those programs that involve the most productive collaborations.

In connection with the restructuring program, the Company recorded charges of approximately $6,500,000 in the consolidated statements of operations and comprehensive loss for the year ended March 31, 2003, which consisted of approximately $1,500,000 in employee separation costs, including severance and related benefits, and approximately $5,000,000 in facility consolidation and

7. RESTRUCTURING OF OPERATIONS (Continued)

closure costs, including significant estimates relating to a lease cancellation fee, the length of time it will take to sublease certain of the Company’s facilities and the lease rates at which the Company may negotiate sublease agreements with third parties. As of June 30, 2003, the Company had paid an aggregate of approximately $1,500,000 in employee separation costs and $2,000,000 in facility closure costs under the restructuring program.

The amounts in the accrual are expected to be paid through fiscal 2006. Pursuant to the restructuring plan, the following charges and payments have been recorded during the three months ended June 2003:

				Balance,
	Balance,	Charge for	Payments for	June 30,
Type of Liability	April 1, 2003	the Period	the Period	2003

Employee separation costs	$16,547	$—	$(1,000)	$15,547
Facility closure costs	3,520,463	—	(534,669)	2,985,794

Total	$3,537,010	$—	$(535,669)	$3,001,341

The Company substantially completed its restructuring program during fiscal 2003. However, the Company’s remaining restructuring accrual is an estimate of costs associated with leases of closed facilities and may require adjustment in the future.

8. STOCK BASED COMPENSATION

The Company uses the intrinsic value method to measure compensation expense associated with the grants of stock options and awards to employees. The Company accounts for stock options and awards to nonemployees using the fair-value method.

Under the intrinsic value method, compensation associated with stock awards to employees is determined as the difference, if any, between the current fair value of the underlying common stock on the date compensation is measured and the price an employee must pay to exercise the award. The measurement date for employee awards is generally the grant date. Under the fair-value method, compensation associated with stock awards to nonemployees is determined based on the estimated fair value of the award itself, measured using either current market data or an established option pricing model. The measurement date for nonemployee awards is generally the date performance of certain services is complete. Pro forma information regarding net loss and basic and diluted loss per common share for the three months ended June 30, 2003 and 2002 has been determined as if the Company had accounted for its employee stock options under the fair-value method. The resulting effect on pro forma net loss and basic and diluted loss per common share is not necessarily likely to be representative of the effects on net loss and basic and diluted loss per common share on a pro forma basis in future years, as options vest over several years and the Company expects to grant varying levels of stock options in future periods at exercise prices equal to the fair market value of the Company’s common stock at the date of grant, which can fluctuate significantly.

8. STOCK BASED COMPENSATION (Continued)

The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rates of 2.46% and 3.07% for the three months ended June 30, 2003 and 2002, respectively; dividend yields of 0% for the three months ended June 30, 2003 and 2002; volatility factors for the expected market price of the Company’s common stock of 73% and 74% for the three months ended June 30, 2003 and 2002, respectively; and a weighted average expected life of four years in the three months ended June 30, 2003 and 2002. Using the Black-Scholes option-pricing model, the weighted average fair value of options granted in the three months ended June 30, 2003 and 2002 was $5.48 and $10.14, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the vesting period of the option.

Pro forma information for the three months ended June 30, 2003 and 2002 is as follows:

	2003	2002

Net loss — as reported	$(30,572,371)	$(45,252,420)
Add: Stock-based compensation as reported in the consolidated statements of operations and comprehensive loss	563,872	521,138
Deduct: Total stock-based employee compensation expense determined under fair-value method for all options and awards	(5,019,799)	(8,349,953)

Pro forma net loss	$(35,028,298)	$(53,081,235)

Basic and diluted loss per common share — as reported	$(0.47)	$(0.70)

Basic and diluted loss per common share — pro forma	$(0.54)	$(0.83)

9. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2000, the Emerging Issues Task Force (“EITF”) released EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” for comment which addresses revenue recognition for arrangements with multiple deliverables. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company’s financial position and results of operations.

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim

9. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of FASB 150 is not expected to have a material impact on the Company’s financial position and results of operations.

10. SUBSEQUENT EVENTS

Conversion of 6.52% Senior Notes — On June 18, 2003, the Company announced that it had exercised its right to automatically convert all of its outstanding 6.52% Senior Notes into shares of the Company’s common stock, par value $0.01 per share. The Company set the automatic conversion date at July 18, 2003. The Company had the right to elect to automatically convert the 6.52% Senior Notes because the closing price of the Company’s common stock exceeded 150% of the conversion price of the 6.52% Senior Notes ($7.682) for 20 trading days during the 30-day trading period that ended on June 18, 2003.

Prior to June 30, 2003, certain holders of the 6.52% Senior Notes elected to convert $106,000 principal amount of the 6.52% Senior Notes into 13,798 shares of the Company’s common stock at the ratio of 130.1744 shares of the Company’s common stock per $1,000 principal amount of the 6.52% Senior Notes. Pursuant to the terms of the 6.52% Senior Notes, the Company also made a cash payment of approximately $14,000 to satisfy the Two-Year Interest Make-Whole payment.

During July 2003, $150,707,000 principal amount of 6.52% Senior Notes were exchanged for shares of the Company’s common stock. The Company issued an aggregate of 20,934,514 shares of common stock in exchange for such 6.52% Senior Notes, reflecting the value of both principal and interest.

On July 18, 2003, upon conversion of the remaining $23,776,000 principal amount of the 6.52% Senior Notes, the Company issued an aggregate of 3,095,017 shares of common stock and paid an aggregate of approximately $2,300,000 in cash to satisfy the Two-Year Interest Make-Whole payment. The Company converted each $1,000 principal amount of such 6.52% Senior Notes into 130.1744 shares of common stock and paid the holder thereof an interest payment of $97.80 in cash, representing the remaining 1.5 years of interest due on the 6.52% Senior Notes.

Issuance of 2½% Convertible Subordinated Notes due 2023 (the “2 ½% Subordinated Notes”) — In August and September 2003, the Company issued $100 million and $25 million, respectively, principal amount of 2½% Subordinated Notes. The 2½% Subordinated Notes will be convertible into shares of the Company’s common stock at a conversion price of $13.85 per share. The 2½% Subordinated Notes will bear interest at 2½% per year, which will be paid on March 1 and September 1 each year beginning on March 1, 2004. The 2½% Subordinated Notes are subordinated to existing and future subordinated indebtedness of Alkermes. The Company may elect to automatically convert the 2½% Subordinated Notes anytime the closing price of the Company’s common stock has exceeded 150% of the conversion price for at least 20 trading days during any 30-day trading period. The Company may redeem some or all of the notes on or after September 6, 2006. Holders of the 2½% Subordinated Notes will have the right to require the Company to repurchase some or all of their notes on September 1, 2008, 2013, and 2018 and upon certain events, including a change in control.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors of Alkermes, Inc.
Cambridge, Massachusetts

We have audited the accompanying consolidated balance sheets of Alkermes, Inc. and subsidiaries (the “Company”) as of March 31, 2003 and 2002 and the related consolidated statements of operations and comprehensive loss, shareholders’ (deficit) equity and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alkermes, Inc. and subsidiaries as of March 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
May 23, 2003 (June 18, 2003 as to Note 15)

ALKERMES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2003 AND 2002

	2003	2002

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$72,478,675	$16,023,074
Short-term investments	63,615,497	136,323,768
Receivables from collaborative arrangements	7,300,923	19,039,706
Prepaid expenses and other current assets	2,166,238	5,249,797
Inventory	2,576,082	—

Total current assets	148,137,415	176,636,345

PROPERTY, PLANT AND EQUIPMENT:
Land	235,000	235,000
Building	5,093,815	5,058,936
Furniture, fixtures and equipment	56,005,820	49,558,745
Leasehold improvements	31,603,290	15,016,553
Construction in progress	39,500,993	26,497,064

	132,438,918	96,366,298
Less accumulated depreciation and amortization	(40,964,851)	(34,530,467)

Property, plant and equipment, net	91,474,067	61,835,831

INVESTMENTS	8,945,908	9,126,093

INVESTMENT IN RELIANT PHARMACEUTICALS, LLC	—	94,596,536

OTHER ASSETS	7,141,780	8,155,472

TOTAL ASSETS	$255,699,170	$350,350,277

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$14,252,083	$20,764,375
Accrued interest	2,901,984	1,013,521
Accrued restructuring costs	3,537,010	—
Deferred revenue	12,253,338	7,083,516
Derivative liability related to convertible senior subordinated notes	13,300,000	—
Long-term obligations – current portion	7,800,000	14,025,000

Total current liabilities	54,044,415	42,886,412

DEFERRED REVENUE	10,114,032	—

LONG-TERM OBLIGATIONS	—	7,800,000

CONVERTIBLE SENIOR SUBORDINATED NOTES	165,910,429	—

CONVERTIBLE SUBORDINATED NOTES	676,000	200,000,000

CONVERTIBLE PREFERRED STOCK, par value $.01 per share; authorized and issued 3,000 shares at March 31, 2003 (at liquidation preference)	30,000,000	—

COMMITMENTS (Note 13)
SHAREHOLDERS’ (DEFICIT) EQUITY:
Capital stock, par value $.01 per share; authorized, 4,550,000 shares; none issued; includes 2,997,000 shares of preferred stock
Common stock, par value $.01 per share; authorized, 160,000,000 shares; issued and outstanding, 64,692,848 and 64,225,395 shares at March 31, 2003 and 2002, respectively	646,929	642,254
Non-voting common stock, par value $.01 per share; authorized, 450,000 shares; issued and outstanding, 382,632 shares at March 31, 2003 and 2002	3,826	3,826
Additional paid-in capital	447,103,721	444,425,742
Deferred compensation	(1,864,281)	(3,162,448)
Accumulated other comprehensive (loss) income	(173,104)	1,619,541
Accumulated deficit	(450,762,797)	(343,865,050)

Total shareholders’ (deficit) equity	(5,045,706)	99,663,865

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$255,699,170	$350,350,277

See notes to consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	2003	2002	2001

REVENUES:
Manufacturing and royalty revenues	$15,482,071	$—	$—
Research and development revenue under collaborative arrangements	31,784,154	54,101,513	56,029,865

Total revenues	47,266,225	54,101,513	56,029,865

EXPENSES:
Cost of goods manufactured	10,910,172	—	—
Research and development	85,387,510	92,092,381	68,773,691
General and administrative	26,695,111	24,386,425	19,611,284
Restructuring costs	6,496,624	—	—
Noncash compensation income – attributed to research and development	—	—	(2,447,663)

Total expenses	129,489,417	116,478,806	85,937,312

NET OPERATING LOSS	(82,223,192)	(62,377,293)	(29,907,447)

OTHER INCOME (EXPENSE):
Interest and other income	3,776,074	15,301,885	22,436,856
Gain on exchange of notes	80,849,437	—	—
Derivative loss related to convertible senior subordinated notes	(4,300,000)	—	—
Interest expense	(10,403,530)	(8,876,097)	(9,398,724)

Total other income	69,921,981	6,425,788	13,038,132

EQUITY IN LOSSES OF RELIANT PHARMACEUTICALS, LLC	(94,596,536)	(5,403,464)	—

NET LOSS	(106,897,747)	(61,354,969)	(16,869,315)
PREFERRED STOCK DIVIDENDS	—	—	(7,267,331)

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(106,897,747)	$(61,354,969)	$(24,136,646)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(1.66)	$(0.96)	$(0.43)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	64,367,987	63,668,596	55,746,462

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NET LOSS	$(106,897,747)	$(61,354,969)	$(16,869,315)
Foreign currency translation adjustments	55,281	(27,952)	(72,876)
Unrealized loss on marketable securities	(1,847,926)	(2,532,445)	(2,489,250)

COMPREHENSIVE LOSS	$(108,690,392)	$(63,915,366)	$(19,431,441)

See notes to consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	$3.25 Convertible
	Exchangeable				Non-Voting
	Preferred Stock		Common Stock		Common Stock		Additional
							Paid-In
	Shares	Amount	Shares	Amount	Shares	Amount	Capital

BALANCE, APRIL 1, 2000	2,299,000	$22,990	53,953,996	$539,540	382,632	$3,826	$427,577,936
Issuance of common stock upon exercise of options or vesting of restricted stock awards	—	—	1,251,334	12,513	—	—	4,601,681
Issuance of common stock to collaborative partner	—	—	160,030	1,600	—	—	4,998,378
Conversion and redemption of $3.25 convertible exchangeable preferred stock	(2,299,000)	(22,990)	7,758,888	77,590	—	—	(79,483)
Noncash compensation	—	—	—	—	—	—	(9,969,286)
Amortization of noncash compensation	—	—	—	—	—	—	—
Cumulative foreign currency translation adjustments	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—	—

Net loss for year	—	—	—	—	—	—	—
Preferred stock dividends	—	—	—	—	—	—	—

BALANCE, MARCH 31, 2001	—	—	63,124,248	631,243	382,632	3,826	427,129,226
Issuance of common stock upon exercise of options or vesting of restricted stock awards	—	—	772,502	7,725	—	—	5,711,634
Conversion of note payable to corporate partner	—	—	328,645	3,286	—	—	7,503,044
Options and restricted stock awards canceled	—	—	—	—	—	—	(198,783)
Noncash compensation	—	—	—	—	—	—	3,631,656
Amortization of noncash compensation	—	—	—	—	—	—	648,965
Cumulative foreign currency translation adjustments	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—	—

Net loss for year	—	—	—	—	—	—	—

BALANCE, MARCH 31, 2002	—	—	64,225,395	642,254	382,632	3,826	444,425,742
Issuance of common stock upon exercise of options or vesting of restricted stock awards	—	—	467,453	4,675	—	—	1,895,081
Options and restricted stock awards canceled	—	—	—	—	—	—	(17,026)
Noncash compensation	—	—	—	—	—	—	799,924
Amortization of noncash compensation	—	—	—	—	—	—	—
Cumulative foreign currency translation adjustments	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—	—

Net loss for year	—	—	—	—	—	—	—

BALANCE, MARCH 31, 2003	—	$—	64,692,848	$646,929	382,632	$3,826	$447,103,721

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Other Comprehensive
		Income (Loss)

		Foreign	Unrealized
		Currency	Gain (Loss) on
	Deferred	Translation	Marketable	Accumulated
	Compensation	Adjustments	Securities	Deficit	Total

BALANCE, APRIL 1, 2000	$(8,545,926)	$(64,686)	$6,806,750	$(258,373,435)	$167,966,995
Issuance of common stock upon exercise of options or vesting of restricted stock awards	—	—	—	—	4,614,194
Issuance of common stock to collaborative partner	—	—	—	—	4,999,978
Conversion and redemption of $3.25 convertible exchangeable preferred stock	—	—	—	—	(24,883)
Noncash compensation	9,969,286	—	—	—	—
Amortization of noncash compensation	(2,447,663)	—	—	—	(2,447,663)
Cumulative foreign currency translation adjustments	—	(72,876)	—	—	(72,876)
Unrealized loss on marketable securities	—	—	(2,489,250)	—	(2,489,250)

Net loss for year	—	—	—	(16,869,315)	(16,869,315)
Preferred stock dividends	—	—	—	(7,267,331)	(7,267,331)

BALANCE, MARCH 31, 2001	(1,024,303)	(137,562)	4,317,500	(282,510,081)	148,409,849
Issuance of common stock upon exercise of options or vesting of restricted stock awards	—	—	—	—	5,719,359
Conversion of note payable to corporate partner	—	—	—	—	7,506,330
Options and restricted stock awards canceled	198,783	—	—	—	—
Noncash compensation	(3,631,656)	—	—	—	—
Amortization of noncash compensation	1,294,728	—	—	—	1,943,693
Cumulative foreign currency translation adjustments	—	(27,952)	—	—	(27,952)
Unrealized loss on marketable securities	—	—	(2,532,445)	—	(2,532,445)

Net loss for year	—	—	—	(61,354,969)	(61,354,969)

BALANCE, MARCH 31, 2002	(3,162,448)	(165,514)	1,785,055	(343,865,050)	99,663,865
Issuance of common stock upon exercise of options or vesting of restricted stock awards	—	—	—	—	1,899,756
Options and restricted stock awards canceled	17,026	—	—	—	—
Noncash compensation	(799,924)	—	—	—	—
Amortization of noncash compensation	2,081,065	—	—	—	2,081,065
Cumulative foreign currency translation adjustments	—	55,281	—	—	55,281
Unrealized loss on marketable securities	—	—	(1,847,926)	—	(1,847,926)
Net loss for year	—	—	—	(106,897,747)	(106,897,747)

BALANCE, MARCH 31, 2003	$(1,864,281)	$(110,233)	$(62,871)	$(450,762,797)	$(5,045,706)

ALKERMES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(106,897,747)	$(61,354,969)	$(16,869,315)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	9,322,344	7,621,060	7,697,662
Other noncash charges (income)	3,267,666	3,208,869	(1,938,434)
Equity in losses of Reliant Pharmaceuticals, LLC	94,596,536	5,403,464	—
Gain on exchange of notes	(80,849,437)	—	—
Derivative loss related to convertible senior subordinated notes	4,300,000	—	—
Adjustments to other assets	—	89,536	270,064
Changes in assets and liabilities:
Receivables from collaborative arrangements	11,738,783	(8,087,943)	(7,804,381)
Prepaid expenses and other current assets	1,250,591	476,309	(1,331,415)
Accounts payable, accrued expenses and accrued interest	(4,595,162)	11,402,018	3,343,572
Accrued restructuring costs	3,835,069	—	—
Deferred revenue	15,283,854	(1,439,810)	(131,736)
Other long-term liabilities	—	—	(1,224,258)

Net cash used by operating activities	(48,747,503)	(42,681,466)	(17,988,241)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(46,271,574)	(33,384,402)	(10,019,024)
Proceeds from the sale of equipment	60,000	371,385	—
Proceeds from equipment sale-leaseback	6,000,174	—	—
Purchases of available-for-sale short-term investments	(142,544,263)	(180,541,438)	(158,203,910)
Sales of available-for-sale short-term investments	214,675,793	306,549,599	103,348,135
(Purchases) maturities of held-to-maturity short-term investments, net	—	(14,901,024)	139,909,645
Maturities (purchases) of held-to-maturity long-term investments, net	—	64,290,159	(53,321,814)
Increase in other assets	(118,942)	(310,000)	(521,456)
Investment in Reliant Pharmaceuticals, LLC	—	(100,000,000)	—

Net cash provided by investing activities	31,801,188	42,074,279	21,191,576

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net	1,899,756	5,719,359	4,614,194
Proceeds from issuance of convertible senior subordinated notes	60,000,000	—	—
Proceeds from issuance of convertible preferred stock	30,000,000	—	—
Proceeds from loans	—	35,000,000	—
Repayment of loan	(10,000,000)	(25,000,000)	—
Payment of long-term obligations	(4,025,000)	(4,983,334)	(5,625,000)
Payment of financing costs in connection with convertible senior subordinated notes	(4,505,952)	—	—
Proceeds from issuance of common stock to collaborative partner	—	—	4,999,978
Payment of preferred stock dividends	—	—	(7,267,331)
Payment for redemption of $3.25 convertible exchangeable preferred stock	—	—	(24,883)

Net cash provided by (used in) financing activities	73,368,804	10,736,025	(3,303,042)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	33,112	(29,046)	(77,655)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	56,455,601	10,099,792	(177,362)

CASH AND CASH EQUIVALENTS, Beginning of year	16,023,074	5,923,282	6,100,644

CASH AND CASH EQUIVALENTS, End of year	$72,478,675	$16,023,074	$5,923,282

SUPPLEMENTARY INFORMATION:
Cash paid for interest	$7,328,588	$7,792,031	$8,396,088

Cash paid for income taxes	$68,754	$—	$—

Noncash activities:
Note payable and accrued interest converted to common stock	$—	$7,506,330	$—

Conversion of $3.25 convertible exchangeable preferred stock to common stock	$—	$—	$110,459,074

See notes to consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2003, 2002 AND 2001

1.	THE COMPANY

Alkermes, Inc. (the “Company”) is an emerging pharmaceutical company developing products based on its proprietary drug delivery technologies. The Company has several areas of focus, including controlled, extended-release of injectable drugs utilizing its ProLease® and Medisorb® delivery systems and the development of inhaled pharmaceutical products based on its proprietary Advanced Inhalation Research, Inc. (“AIR®”) pulmonary delivery system. The Company’s business strategy is twofold. The Company partners its technology systems and drug delivery expertise with several of the world’s finest pharmaceutical companies and also develops novel, proprietary drug candidates for its own account. In addition to its Cambridge, Massachusetts headquarters, research and manufacturing facilities, it operates research and manufacturing facilities in Ohio.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements include the accounts of Alkermes, Inc. and its wholly owned subsidiaries, Alkermes Controlled Therapeutics, Inc. (“ACTI”), Alkermes Controlled Therapeutics Inc. II (“ACT II”), Alkermes Investments, Inc., Alkermes Development Corporation II (“ADC II”), Alkermes Europe, Ltd. and AIR. ADC II serves as the one percent general partner of Alkermes Clinical Partners, L.P. (“Clinical Partners”), a limited partnership which was engaged in a research and development project with the Company (see Note 11). ADC II’s investment in Clinical Partners is accounted for under the equity method of accounting, for which the carrying value was $0 at March 31, 2003 and 2002 (see Note 11). All significant intercompany balances and transactions have been eliminated.

Use of Estimates – The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature. Marketable equity securities have been designated as “available-for-sale” and are recorded as other assets in the consolidated financial statements at fair value with any unrealized gains or losses included as a component of accumulated other comprehensive (loss) income, included in shareholders’ (deficit) equity.

The following table sets forth the carrying values and estimated fair values of the Company’s debt instruments at March 31, 2003 and 2002.

	2003		2002

	Carrying Value	Fair Value	Carrying Value	Fair Value

6.52% Convertible Senior Subordinated Notes, including embedded derivative liability	$179,210,429	$242,242,000	$—	$—
3.75% Convertible Subordinated Notes	676,000	507,000	200,000,000	211,107,000
Convertible Preferred Stock	30,000,000	30,000,000	—	—
Notes payable to a bank	7,800,000	7,632,000	11,825,000	11,479,000
Other	—	—	10,000,000	10,000,000

The estimated fair values of the 6.52% Convertible Senior Subordinated Notes and the 3.75% Convertible Subordinated Notes were based on quoted market prices. The estimated fair values of Convertible Preferred Stock, notes payable to a bank and other were based on prevailing interest rates on similar borrowings.

Net Loss Per Share – Basic and diluted net loss per share are computed using the weighted average number of common shares outstanding during the period. Basic net loss per share excludes any dilutive effect from stock options, warrants, convertible exchangeable preferred stock, convertible preferred stock, convertible senior subordinated notes and convertible subordinated notes. Certain common shares potentially issuable were not included in the computation of diluted net loss per share for the years ended March 31, 2003, 2002 and 2001 because they would have an antidilutive effect due to net losses for such periods.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Loss Per Share (continued) – Common shares potentially issuable but excluded from the calculation of net loss per share consist of the following for the years ended March 31:

	2003	2002	2001

Stock options and awards	13,876,740	11,644,972	9,674,703
Shares issuable on conversion of 3.75% Convertible Subordinated Notes	9,978	2,952,030	2,952,030
Shares issuable on conversion of 6.52% Convertible Senior Subordinated Notes	22,727,024	—	—
Shares issuable on conversion of Convertible Preferred Stock	3,307,607	—	—
Shares issuable on conversion of $3.25 Convertible Exchangeable Preferred Stock	—	—	7,760,504

Total	39,921,349	14,597,002	20,387,237

Revenue Recognition – Manufacturing and royalty revenues consist of revenue earned under certain manufacturing and supply and license agreements for the Company’s two commercial products, Risperdal Consta™ and Nutropin Depot®. Manufacturing revenues are earned when product is shipped to the Company’s collaborative partners. Royalty revenues are earned on product sales made by the Company’s collaborative partners and are recorded in the period the product is sold by the Company’s collaborative partners. Manufacturing revenues recognized by the Company are based on information supplied to the Company by the Company’s collaborative partners and may require estimates to be made.

Research and development revenue consists of nonrefundable research and development funding under collaborative arrangements with various corporate partners. Research and development funding generally compensates the Company for formulation, preclinical and clinical testing related to the collaborative research programs, and is recognized as revenue at the time the research and development activities are performed under the terms of the related agreements, when the corporate partner is obligated to pay and when no future performance obligations exist.

Fees for the licensing of technology or intellectual property rights on initiation of collaborative arrangements are recorded as deferred revenue upon receipt and recognized as income on a systematic basis (based upon the timing and level of work performed or on a straight-line basis if not otherwise determinable) over the period that the related products or services are delivered or obligations, as defined in the agreement, are performed. Revenue from milestone or other upfront payments is recognized as earned in accordance with the terms of the related agreements. These agreements may require deferral of revenue recognition to future periods.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development Expenses – The Company’s research and development expenses include salaries and related benefits, laboratory supplies, temporary help costs, external research costs, consulting costs, occupancy costs, depreciation expense and other allocable costs directly related to the Company’s research and development activities. Research and development expenses are incurred in conjunction with the development of the Company’s technologies, proprietary product candidates, collaborators’ product candidates and in-licensing arrangements. External research costs relate to toxicology studies, pharmacokinetic studies and clinical trials that are performed for the Company under contract by external companies, hospitals or medical centers. All such costs are charged to research and development expenses as incurred.

Stock Options and Awards – The Company uses the intrinsic value method to measure compensation expense associated with the grants of stock options and awards to employees. The Company accounts for stock options and awards to nonemployees using the fair-value method.

Under the intrinsic value method, compensation associated with stock awards to employees is determined as the difference, if any, between the current fair value of the underlying common stock on the date compensation is measured and the price an employee must pay to exercise the award. The measurement date for employee awards is generally the grant date. Under the fair-value method, compensation associated with stock awards to nonemployees is determined based on the estimated fair value of the award itself, measured using either current market data or an established option pricing model. The measurement date for nonemployee awards is generally the date performance of certain services is complete.

In fiscal 2003 and 2002, recorded stock-based compensation expense was primarily related to restricted stock awards made during those years and is included in research and development expense or general and administrative expense, as appropriate. In 2001, stock-based compensation primarily related to equity transactions at the Company’s subsidiary, AIR. The cost associated with awards is amortized to expense over the awards’ vesting periods.

Pro forma information regarding net loss and basic and diluted loss per common share in fiscal 2003, 2002 and 2001 has been determined as if the Company had accounted for its employee stock options under the fair-value method. The resulting effect on pro forma net loss and basic and diluted loss per common share is not necessarily likely to be representative of the effects on net loss and basic and diluted loss per common share on a pro forma basis in future years, as options vest over several years and the Company expects to grant varying levels of stock options in future periods at exercise prices equal to the fair market value of the Company’s common stock, which can fluctuate significantly.

The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rates ranging from 2.63% – 4.09% in fiscal 2003, 3.93% – 4.97% in fiscal 2002 and 4.64% – 6.30% in fiscal 2001; dividend yields of 0% in fiscal 2003, 2002 and 2001; volatility factors for the expected market price of the Company’s common stock of 74% in fiscal 2003 and 70% in fiscal 2002 and fiscal 2001; and a weighted average expected life of four years in fiscal 2003, 2002 and 2001. Using the Black-Scholes option pricing model, the weighted average fair value of options granted in fiscal 2003, 2002 and 2001 was $3.73, $11.29 and $16.99, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the vesting period of the option.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Options and Awards (continued) – Pro forma information for the years ended March 31 is as follows:

	2003	2002	2001

Net loss – as reported	$(106,897,747)	$(61,354,969)	$(24,136,646)
Add: Stock-based compensation as reported in the consolidated statements of operations and comprehensive loss	2,081,065	1,943,693	(2,447,663)
Deduct: Total stock-based employee compensation expense determined under fair-value method for all options and awards	(25,168,374)	(38,633,970)	(22,762,409)

Pro forma net loss	$(129,985,056)	$(98,045,246)	$(49,346,718)

Basic and diluted loss per common share – as reported	$(1.66)	$(0.96)	$(0.43)

Basic and diluted loss per common share – pro forma	$(2.02)	$(1.54)	$(0.89)

Income Taxes – Deferred income taxes are recognized at rates expected to be in effect when temporary differences between the financial reporting and income tax bases of assets and liabilities reverse.

Cash Equivalents – Cash equivalents, with purchased maturities of three months or less, consist of money market accounts, mutual funds and an overnight repurchase agreement. The repurchase agreement is fully collateralized by U.S. government securities.

Investments – At March 31, 2003 and 2002, debt securities classified as “available-for-sale” are recorded at fair value, which was determined based on quoted market prices. In order to provide more flexibility with the Company’s investment portfolio, during fiscal 2002 the Company began to treat the portion of its investment portfolio formerly classified as “held-to-maturity” as “available-for-sale.”

All short-term and long-term investments consist of U.S. Treasury and other government securities, commercial paper and corporate notes. Investments classified as long-term at March 31, 2003 and 2002 include securities totaling $8,945,908 and $9,126,093, respectively, held as collateral under certain letters of credit, lease and loan agreements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments (continued) –Investments consist of the following:

	Amortized Cost
				Gross Unrealized
	Due	Due	Amortized			Aggregate
	Under One Year	After One Year	Cost	Gains	Losses	Fair Value

March 31, 2003
Available-for-sale securities:
Investments – long-term – U.S. government obligations	$8,944,641	$—	$8,944,641	$1,267	$—	$8,945,908

Short-term investments:
U.S. government obligations	—	4,294,022	4,294,022	299,370	—	4,593,392
Corporate debt securities	8,966,180	49,894,166	58,860,346	209,617	(47,858)	59,022,105

	8,966,180	54,188,188	63,154,368	508,987	(47,858)	63,615,497

Total	$17,910,821	$54,188,188	$72,099,009	$510,254	$(47,858)	$72,561,405

March 31, 2002
Available-for-sale securities:
Investments – long-term – U.S. government obligations	$9,126,093	$—	$9,126,093	$—	$—	$9,126,093

Short-term investments:
U.S. government obligations	25,973,400	10,549,046	36,522,446	735,428	(2,884)	37,254,990
Corporate debt securities	53,408,802	45,174,465	98,583,267	491,579	(6,068)	99,068,778

	79,382,202	55,723,511	135,105,713	1,227,007	(8,952)	136,323,768

Total	$88,508,295	$55,723,511	$144,231,806	$1,227,007	$(8,952)	$145,449,861

The Company also has investments in marketable equity securities (approximately $338,000 and $1,429,000 at March 31, 2003 and 2002, respectively) that are currently classified as “available-for-sale” securities under the caption “other assets” in the consolidated balance sheets. This caption also includes certain non-marketable warrants to purchase securities. The warrants are carried at estimated fair value.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventory – Inventory is stated at the lower of cost or market and consists of currently marketed products. Cost is determined in a manner that approximates the first-in, first-out method. Inventory consists of the following at March 31, 2003:

Raw materials	$620,653
Work in process	1,955,429

$2,576,082

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. Depreciation and amortization are recorded using the straight-line method over the following estimated useful lives of the assets: building – 25 years; furniture, fixtures and equipment – 3 to 7 years; or, in the case of leasehold improvements, over the lease terms – 1 to 20 years.

Amounts recorded under the caption “construction in progress” in the consolidated balance sheets represent costs incurred through March 31, 2003 and 2002 for the expansion of the Company’s manufacturing and research and development facilities in Massachusetts and Ohio. These facility expansions are expected to be completed during fiscal 2004.

Other Assets – Other assets consist primarily of unamortized debt offering costs and purchased patents which are being amortized over seven and five years, respectively, and certain equity securities (see discussion in “Investments” above). At March 31, 2003, other assets also include a deferred loss related to the Company’s sale-leaseback transaction with General Electric Capital Corporation (“GECC”) completed in November 2002, which is being charged to rent expense over the term of the lease agreement (see Note 13).

Deferred Revenue – During fiscal 2003, the Company received an up-front payment of approximately $23,900,000 from Janssen Pharmaceutica, Inc. (“Janssen”) as an advance of minimum manufacturing revenue amounts due under a manufacturing agreement based on the approval and launch of Risperdal Consta in Germany and the United Kingdom (see Note 12). The portion of the prepayment amount received that is expected to be earned by the Company beyond fiscal 2004 has been classified as long-term deferred revenue in the consolidated balance sheets at March 31, 2003. In addition, the Company received prepayments for research and development costs under collaborative research projects with other corporate collaborative partners that are being amortized over the estimated term of the agreements using the straight-line method. The Company has also received cash milestone payments that are creditable against future royalty payments which are being recognized upon product sales of Nutropin Depot.

Deferred revenue at March 31, 2002 also included amounts received by the Company as an upfront payment from ALZA Corporation (“ALZA”) to fund clinical development of Cereport. This amount was recognized as revenue during fiscal 2003 as a result of the mutual termination of the collaboration between the Company and ALZA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

401(k) Plan – The Company’s 401(k) Retirement Savings Plan (the “401(k) Plan”) covers substantially all of its employees. Eligible employees may contribute up to 100% of their eligible compensation, subject to certain Internal Revenue Service limitations. The Company matches a portion of employee contributions. The match is equal to 50% of the first 6% of deferrals and is fully vested when made. During fiscal 2003, 2002 and 2001, the Company contributed approximately $793,000, $863,000 and $632,000, respectively, to match employee deferrals under the 401(k) Plan.

Comprehensive Loss – Comprehensive loss is composed of net loss and unrealized gains and losses on the Company’s “available-for-sale” securities and foreign currency translation adjustments.

Segments – The Company’s operations currently consist of one operating segment.

Reclassifications – Certain reclassifications have been made in fiscal 2002 and 2001 to conform to the presentation used in fiscal 2003.

New Accounting Pronouncements – In August 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption will have a material impact on the Company’s financial statements and results of operations. The restructuring charge recorded in the consolidated statements of operations and comprehensive loss in the year ended March 31, 2003 was, and any future charges or credits related to the restructuring program undertaken in August 2002 will also be, accounted for under the guidance set forth in EITF No. 94-3.

In July 2000, the EITF released EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” for comment which addresses revenue recognition for arrangements with multiple deliverables. EITF No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The impact of EITF No. 00-21 on the Company’s financial statements has not yet been determined.

3.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at March 31:

	2003	2002

Accounts payable	$7,552,282	$14,829,096
Accrued compensation	2,587,064	2,603,413
Accrued other	4,112,737	3,331,866

	$14,252,083	$20,764,375

4.	RESTRUCTURING OF OPERATIONS

In August 2002, the Company announced a restructuring program to reduce the Company’s cost structure as a result of the Company’s expectations regarding the financial impact of a delay in the U.S. launch of Risperdal Consta by the Company’s collaborative partner, Janssen. The restructuring program reduced the Company’s workforce by 122 employees, representing 23% of the Company’s total workforce, and includes consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of the Company’s medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and reductions of other expenses. The workforce reductions were made across all functions of the Company. Under the restructuring plan, the Company is focusing development activities on those programs that are in the later stages of clinical development and those programs that involve the most productive collaborations.

In connection with the restructuring program, the Company recorded charges of approximately $6,500,000 in the consolidated statements of operations and comprehensive loss for the year ended March 31, 2003, which consisted of approximately $1,500,000 in employee separation costs, including severance and related benefits, and approximately $5,000,000 in facility consolidation and closure costs, including significant estimates relating to a lease cancellation fee, the length of time it will take to sublease certain of the Company’s facilities and the lease rates at which the Company may negotiate sublease agreements with third parties. As of March 31, 2003, the Company had paid an aggregate of approximately $1,500,000 in employee separation costs and $1,500,000 in facility closure costs.

The amounts in the accrual are expected to be paid through fiscal 2006. Pursuant to the restructuring plan, the following charges and payments have been recorded during the year ended March 31, 2003:

	Balance,	Charge for	Payments for	Balance
Type of Liability	April 1, 2002	the Year	the Year	March 31, 2003

Employee separation costs	$—	$1,480,025	$(1,463,478)	$16,547
Facility closure costs	—	5,016,599	(1,496,136)	3,520,463

Total	$—	$6,496,624	$(2,959,614)	$3,537,010

The Company substantially completed its restructuring program during fiscal 2003. However, the Company’s remaining restructuring accrual is an estimate of costs associated with leases of closed facilities and may require adjustment in the future.

5.	SHAREHOLDERS’ (DEFICIT) EQUITY

$3.25 Preferred Stock – In March 1998, the Company completed a private placement of 2,300,000 shares of its convertible exchangeable preferred stock (the “$3.25 Preferred Stock”) at $50.00 per share. Net proceeds to the Company were approximately $110,500,000. The $3.25 Preferred Stock was convertible at the option of the holder at any time, unless previously redeemed or exchanged, into the Company’s common stock at a conversion rate of 3.3756 shares of common stock for each share of $3.25 Preferred Stock.

In February 2001, the Company called, without penalty, for redemption the then-outstanding 1,768,200 shares of the $3.25 Preferred Stock. In March 2001, prior to the redemption date, the holders of 1,767,724 shares of the $3.25 Preferred Stock converted their shares into 5,967,124 shares of the Company’s common stock. The Company redeemed the remaining shares at a redemption price of $52.275 per share plus accrued and unpaid dividends, aggregating approximately $25,000. Prior to February 2001, holders of 530,800 shares of the $3.25 Preferred Stock had converted their shares into 1,791,764 shares of the Company’s common stock.

Non-voting Common Stock – In April 1999, the Company amended its license agreement with Genentech, Inc. (“Genentech”) to expand its collaboration for Nutropin Depot, an injectable long-acting formulation of Genentech’s recombinant human growth hormone based on the Company’s ProLease drug delivery system. Under the agreement, the companies have been conducting expanded development activities, including clinical trials in an additional indication, process and formulation development and manufacturing. The agreement included milestone payments to reimburse the Company for its past research expenditures incurred from January 1, 1999 through December 31, 2000 plus an additional $5,000,000. The milestone payment for past research expenditures was earned in June 2000 when Genentech launched Nutropin Depot for sale in the U.S.

The terms of the collaboration included the purchase by Genentech of $35,000,000 (3,500 shares) of newly issued redeemable convertible exchangeable preferred stock of the Company (the “1999 Preferred Stock”). The 1999 Preferred Stock was convertible at Genentech’s option into shares of common stock and non-voting common stock during any period after September 1, 1999 that the closing price of the Company’s common stock was above $22.50 per share for at least 10 consecutive trading days. In February 2000, Genentech exercised its option to convert the 1999 Preferred Stock together with accrued and unpaid dividends into 322,376 shares of voting and 382,632 shares of non-voting common stock.

Conversion of Note Payable into Common Stock – In October 1998, the Company converted a prepayment of royalties from a former collaborative partner, plus accrued interest, to a convertible promissory note in the principal amount of $5,983,292 as a result of the discontinuation of the collaboration. In accordance with the terms of the convertible promissory note, the debt could be satisfied, at the Company’s option, in cash or the Company’s common stock. In October 2001, and in accordance with the scheduled maturity, the principal amount of the note, together with accrued interest of $1,523,038, was converted into 328,645 shares of the Company’s common stock.

5.	SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)

Shareholder Rights Plan – In February 2003, the Board of Directors of the Company adopted a shareholder rights plan (the “Rights Plan”) under which all common shareholders of record as of February 20, 2003 received rights to purchase shares of a new series of Preferred Stock. The Rights Plan is designed to enable all Alkermes shareholders to realize the full value of their investment and to provide for fair and equal treatment for all shareholders in the event that an unsolicited attempt is made to acquire Alkermes. The adoption of the Rights Plan is intended as a means to guard against coercive takeover tactics and is not in response to any particular proposal. The rights will be distributed as a non-taxable dividend and will expire 10 years from the record date. Each right will initially entitle common shareholders to purchase a fractional share of the Preferred Stock for $80. Subject to certain exceptions, the rights will be exercisable only if a person or group acquires 15% or more of the Company’s common stock or announces a tender or exchange offer upon the consummation of which such person or group would own 15% or more of the Company’s common stock. Subject to certain exceptions, if any person or group acquires 15% or more of the Company’s common stock, all rightsholders, except the acquiring person or group, will be entitled to acquire the Company’s common stock (and in certain instances, the stock of the acquiror) at a discount. The rights will trade with the Company’s common stock, unless and until they are separated upon the occurrence of certain future events. Generally, the Company’s Board of Directors may amend the Rights Plan or redeem the rights prior to 10 days (subject to extension) following a public announcement that a person or group has acquired 15% or more of the Company’s common stock.

6.	LONG-TERM OBLIGATIONS

Long-term obligations at March 31 consist of the following:

	2003	2002

Notes payable to a bank, bearing interest at fixed rates (6.97%-7.69%), payable in monthly or quarterly installments, maturing in fiscal 2004	$7,800,000	$11,825,000
Other	—	10,000,000

	7,800,000	21,825,000
Less current portion	7,800,000	14,025,000

	$—	$7,800,000

The bank notes listed above are secured by a building and real property pursuant to a mortgage and certain of the Company’s equipment pursuant to security agreements. The bank notes are also secured by cash collateral (included in investments at March 31, 2003) having a minimum market value of the lesser of $1,000,000 or the outstanding principal amount of the loan. Under the terms of the bank note agreement, the Company is required to maintain a minimum unencumbered balance of cash and permitted investments and a minimum ratio of unencumbered cash and net quick assets to total liabilities, as well as a minimum consolidated capital base.

In March 2002, the Company borrowed $10,000,000 from one of its investment managers under a loan agreement that was collateralized by a portion of its short-term investments. The balance of the loan was $10,000,000 at March 31, 2002 and was included in long-term obligations – current portion. Interest was at the federal funds rate plus 75 basis points (2.5% at March 31, 2002). The loan was repaid in April 2002.

7.	CONVERTIBLE NOTES

In February 2000, the Company issued $200,000,000 principal amount of its 3.75% Subordinated Notes which are due in 2007. The 3.75% Subordinated Notes are convertible into the Company’s common stock, at the option of the holder, at a price of $67.75 per share, subject to adjustment upon certain events. The 3.75% Subordinated Notes bear interest at 3.75% payable semiannually, which commenced on August 15, 2000. The 3.75% Subordinated Notes were redeemable by the Company in cash at any time prior to February 19, 2003 if the Company’s stock price exceeded $135.50 per share for at least 20 of the 30 trading days immediately prior to the Company’s delivery of the redemption notice. The 3.75% Subordinated Notes are also redeemable at any time on or after February 19, 2003 at certain declining redemption prices. In certain circumstances, at the option of the holders, the Company may be required to repurchase the 3.75% Subordinated Notes. The required repurchase may be in cash or, at the option of the Company, in common stock, at 105% of the principal amount of the 3.75% Subordinated Notes, plus accrued and unpaid interest. As a part of the sale of the 3.75% Subordinated Notes, during fiscal 2000, the Company incurred approximately $6,530,000 of offering costs which were recorded as other assets and were being amortized over seven years, the term of the 3.75% Subordinated Notes. The net proceeds to the Company after offering costs were approximately $193,470,000. The Company had reserved 2,952,030 shares of its common stock for issuance upon conversion of the 3.75% Subordinated Notes.

On December 31, 2002, Alkermes consummated an exchange offer with, and cash offer to, participating holders of its 3.75% Subordinated Notes. The Company issued approximately $174,600,000 aggregate principal amount of its new 6.52% Convertible Senior Subordinated Notes due December 31, 2009 (the “6.52% Senior Notes ”), including approximately $114,600,000 of 6.52% Senior Notes issued in exchange for 3.75% Subordinated Notes tendered in the exchange offer, and $60,000,000 of 6.52% Senior Notes sold for cash to holders of the 3.75% Subordinated Notes who participated in the exchange offer. In accordance with EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” the Company recorded a realized gain on exchange of debt amounting to approximately $80,800,000 in the three months ended December 31, 2002.

The 6.52% Senior Notes are convertible into the Company’s common stock, at the option of the holder, at a price of $7.682 per share, subject to adjustment upon certain events. The 6.52% Senior Notes bear interest at 6.52% payable semiannually, which will commence on June 30, 2003. The 6.52% Senior Notes are automatically convertible by the Company if the closing price of the Company’s common stock exceeds $11.523 for at least 20 trading days during any 30-day trading period, ending within five trading days prior to the notice of automatic conversion. If the automatic conversion occurs on or prior to December 30, 2004 or if the holders voluntarily convert prior to December 30, 2004, the Company will pay additional interest in cash or, at the Company’s option, in common stock, equal to two full years of interest on the converted 6.52% Senior Notes (the “Two-Year Interest Make-Whole”), less any interest paid or provided for on the 6.52% Senior Notes prior to conversion.

The Two-Year Interest Make-Whole meets the definition of a derivative contained in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its interpretations, and the Company is required to account for this feature separately from the host instrument, the 6.52% Senior Notes. At issuance of the 6.52% Senior Notes, the Two-Year Interest Make-Whole feature was estimated to have a fair value of $9,000,000 and the initial recorded value of the 6.52% Senior Notes was reduced by this allocation. The estimated value of the Two-Year Interest Make-Whole feature is carried in the consolidated balance sheets under the caption, “derivative liability related to convertible senior subordinated notes,” and is being adjusted quarterly through other income or expense for changes in the estimated market value of the feature. During the year ended March 31, 2003, $4,300,000 in charges were recorded in the consolidated statements of operations and comprehensive loss for changes in the estimated value of the feature after issuance.

7.	CONVERTIBLE NOTES (CONTINUED)

The $9,000,000 initially allocated to the Two-Year Interest Make-Whole feature has been treated as a discount on the 6.52% Senior Notes and is being accreted to interest expense over the term of the 6.52% Senior Notes.

The Company has the option to pay both the interest and any payments under the Two-Year Interest Make-Whole feature in either cash or stock. If the Company elects to pay the interest in common stock, the shares of common stock will be valued at 90% of the average closing price of the Company’s common stock for the five days immediately preceding the second trading day prior to the conversion date.

The 6.52% Senior Notes are redeemable at any time on or after January 4, 2005 at declining redemption prices plus accrued and unpaid interest. In certain circumstances, at the option of the holders, the Company may be required to repurchase the 6.52% Senior Notes. The required repurchase may be in cash or, at the option of the Company, in common stock, at 105% of the principal amount of the 6.52% Senior Notes, plus accrued and unpaid interest. As part of the exchange offer and the issuance of the 6.52% Senior Notes, the Company incurred approximately $4,500,000 of offering costs, which are recorded as other assets and will be charged to interest expense. The offering costs are being amortized over seven years, the term of the 6.52% Senior Notes. In addition, during the three months ended December 31, 2002, approximately $3,900,000 of unamortized offering costs relating to the 3.75% Subordinated Notes have been written off against the gain on the exchange of notes in the Company’s consolidated statements of operations and comprehensive loss. The net proceeds to the Company after offering costs were approximately $55,500,000. The Company has reserved approximately 22,700,000 shares of its common stock for issuance upon conversion of the 6.52% Senior Notes.

The 6.52% Senior Notes are subordinated to the Company’s senior indebtedness but rank senior in right of payment to the 3.75% Subordinated Notes. The Company is not limited in its ability to incur additional indebtedness by the terms of the 6.52% Senior Notes.

8.	CONVERTIBLE PREFERRED STOCK

In December 2002, the Company and Eli Lilly and Company (“Lilly”) expanded the collaboration for the development of inhaled formulations of insulin and hGH based on the Company’s AIR pulmonary drug delivery technology and Lilly purchased $30,000,000 of the Company’s newly issued Convertible Preferred Stock pursuant to a stock purchase agreement. The Company agreed to use the proceeds from the Convertible Preferred Stock primarily to fund the development of inhaled insulin during calendar year 2003 and into calendar year 2004. The Company also agreed to use a portion of the proceeds to fund the hGH development program during calendar year 2003 and potentially into calendar year 2004. The Company will not record any research and development revenue for these programs while the $30,000,000 in proceeds from the Convertible Preferred Stock are used to fund this development. To the extent that the $30,000,000 is not used for the purposes specified in the agreement, Lilly will be entitled to credits for additional research services in the future. In addition, the royalty rate payable to the Company based on revenues of potential inhaled insulin products has been increased. Lilly has the right to return the Convertible Preferred Stock in exchange for a reduction in this royalty rate. The Convertible Preferred Stock is convertible into the Company’s common stock at the market price at the time of conversion at the Company’s option or upon the filing of a new drug application with the U.S. Food and Drug Administration for a pulmonary insulin product. The collaboration cannot terminate without cause until January 2005. The Company will register for resale all of its shares of common stock issued upon conversion of the Convertible Preferred Stock. The Convertible Preferred Stock has a liquidation preference of $10,000 per share and no dividends are payable by the Company on these securities.

9.	INCOME TAXES

At March 31, 2003, the Company has approximately $364,000,000 of net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes available to offset future taxable income and approximately $21,000,000 of research and development tax credits available to offset future federal income tax, subject to limitations for alternative minimum tax. The NOL and research and development credit carryforwards are subject to examination by the tax authorities and expire in various years from 2004 through 2024.

The components of the net deferred income tax assets at March 31 are as follows:

	2003	2002

NOL carryforwards, federal and state	$106,692,000	$70,680,000
Tax benefit from stock option exercises	34,358,000	32,770,000
Tax credit carryforwards	28,480,000	24,920,000
Capitalized research and development expenses, net of amortization	3,040,000	8,010,000
Alkermes Europe NOL carryforward	8,230,000	7,500,000
Investment in Reliant	9,711,000	1,393,000
Deferred revenue	8,947,000	2,833,000
Other	3,836,000	2,004,000
Less valuation allowance	(203,294,000)	(150,110,000)

	$—	$—

Tax benefits from stock option exercises will be credited to additional paid-in capital when realized.

The valuation allowance has been provided because of the uncertainty of realizing the future benefits of the net deferred income tax assets. The valuation allowance increased by $31,880,000 from March 31, 2001 to March 31, 2002.

10.	INVESTMENT IN RELIANT PHARMACEUTICALS, LLC

In December 2001, the Company purchased approximately 63% of an offering by Reliant Pharmaceuticals, LLC (“Reliant”) of its Series C Convertible Preferred Units, representing approximately 19% of the equity interest in Reliant, for a purchase price of $100,000,000. The investment is being accounted for under the equity method of accounting because Reliant is organized as a limited liability company, which is treated in a manner similar to a partnership. Because, at the time of the Company’s investment, Reliant had an accumulated deficit from operations and a deficit in members capital, under applicable accounting rules, the Company’s share of Reliant’s losses from the date of the Company’s investment is being recognized in proportion to the Company’s percentage participation in the Series C financing, and not in proportion to the Company’s percentage ownership interest in Reliant. The Company records its equity in the income or losses of Reliant three months in arrears. For the fiscal years ended in 2003 and 2002, this charge amounted to approximately $94,600,000 and $5,400,000, respectively, and is recorded in the Company’s consolidated statements of operations and comprehensive loss under the caption “equity in losses of Reliant Pharmaceuticals, LLC.”

Reliant is a privately held company over which the Company does not exercise control and the Company has relied on the unaudited and audited financial statements prepared by Reliant’s management and provided to the Company to calculate the Company’s share of Reliant’s losses. The Company’s $100,000,000 investment was reduced to $0 during the fiscal year ended March 31, 2003. Since the Company has no further funding commitments to Reliant, it will not record any further share of losses of Reliant in its consolidated statements of operations and comprehensive loss.

10.	INVESTMENT IN RELIANT PHARMACEUTICALS, LLC (CONTINUED)

To the extent Reliant has net income in the future, the Company would record its proportional share of Reliant’s net income.

In connection with the Company’s $100,000,000 equity investment in Reliant, the Company allocated its proportionate share of the assets acquired and liabilities assumed in accordance with the guidance set forth in SFAS No. 141, “Business Combinations.” In the quarter ended December 31, 2001, the Company recorded a $2,700,000 noncash charge for in-process research and development in the consolidated statements of operations and comprehensive loss under the caption “equity in losses of Reliant Pharmaceuticals, LLC.”

Summarized financial information with regard to Reliant as of December 31, 2002 and 2001 and for the years then ended is as follows (in thousands):

	2002	2001

Current assets	$68,595	$155,993
Noncurrent assets	40,900	52,333
Current liabilities	92,081	164,687
Noncurrent liabilities	84,521	—
Redeemable preferred units	331,728	286,018
Members’ deficit	(398,835)	(242,379)
Revenues	177,355	276,665
Costs and expenses	297,870	472,713
Net loss	(120,719)	(198,021)

In March 2002, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Reliant. In August 2002, the Company and Reliant announced the mutual termination of the Merger Agreement. The companies agreed to terminate due to general market conditions. There were no payments triggered by the mutual termination and each company was responsible for its own legal and transaction fees. As a result of the termination of the Merger Agreement, the Company expensed approximately $2,600,000 in fiscal 2003 of deferred merger costs, which are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

11.	RELATED-PARTY TRANSACTIONS

In March 1992, the Company licensed to Clinical Partners, a limited partnership of which ADC II is the General Partner, certain of its technology relating to Receptor-Mediated Permeabilizers™ (“RMPs™”) and Cereport®. Research and development of RMPs had been conducted by the Company on behalf of Clinical Partners. As a result of the difficulties encountered in the development of Cereport including the clinical trial results and the termination of the agreement with ALZA, the Company determined that development of Cereport is not economically feasible and, therefore, the Company would not commit additional funds to the development of Cereport. As a consequence of this decision, the development program and obligations will cease, the purchase option will terminate and Cereport and the RMP technology will revert to Clinical Partners in the U.S. and Canada. Amounts expended to, or on behalf of, Clinical Partners by the Company were $53,117, $31,068 and $32,158 for fiscal 2003, 2002 and 2001, respectively. Clinical Partners had no assets or liabilities or substantive operations at either March 31, 2003 or 2002.

12.	COLLABORATIVE ARRANGEMENTS

The Company has entered into several arrangements with collaborative partners (the “Partners”) to provide research and development activities relating to the Partners’ products. In connection with these agreements, the Company has granted certain licenses or the right to obtain certain licenses to technology developed by the Company. In return for such grants, the Company generally receives reimbursement of research and development expenses for the projects, certain payments upon the achievement of certain milestones and royalties on sales of products developed, if any. Additionally, the Company has, or may obtain, the right to manufacture and supply products developed under certain of these arrangements.

In August 2002, the Company announced the regulatory approval and expected commercial launch of Risperdal Consta in Germany and the United Kingdom. Under the Company’s agreements with Janssen and based on the foregoing, manufacturing revenues relating to the Company’s sales of Risperdal Consta under a manufacturing and supply agreement are to be paid by Janssen to the Company in minimum annual amounts for up to 10 years beginning in calendar 2003. The actual amount of such minimum revenues will be determined by a formula and is currently estimated to aggregate approximately $150,000,000. The minimum revenue obligation will be satisfied upon receipt by the Company of revenues relating to the sales of Risperdal Consta equaling such aggregate amount of minimum revenues. In December 2002, Janssen prepaid the first two years of minimum revenues to Alkermes, totaling approximately $23,900,000. These amounts have been included in deferred revenue until earned.

Pursuant to the terms of an agreement with Lilly, Lilly has provided funding of certain amounts for the design and construction of a portion of AIR’s manufacturing facility in Chelsea, Massachusetts. Lilly’s investment has been used to fund pulmonary insulin production and packaging capabilities. This funding is secured by Lilly’s ownership of specific equipment used in the facility. The Company has the right to purchase the equipment from Lilly, at any time, at the then-current net book value.

During the years ended March 31, 2003, 2002 and 2001, certain significant Partners provided the following portions of the Company’s revenues:

	2003	2002	2001

Johnson & Johnson	40%	22%	21%
Lilly	27	25	5
Genentech	13	9	51
Amylin	12	8	7
Serono	3	13	3
GlaxoSmithKline	2	19	7

At March 31, 2003 and 2002, amounts receivable from these Partners totaled approximately $7,251,000 and $17,105,000, respectively.

13.	COMMITMENTS

Lease Commitments – The Company leases certain of its offices, research laboratories and manufacturing facilities under operating leases with initial terms of one to twenty years, expiring between 2004 and 2022. Several of the leases contain provisions for extensions of up to 10 years. These lease commitments are mainly related to the Company’s new corporate headquarters and manufacturing facilities in Massachusetts. Total annual future minimum lease payments are as follows:

Fiscal Years Ending:
2004	$14,751,000
2005	13,777,000
2006	11,519,000
2007	9,998,000
2008	10,443,000
Thereafter	158,459,000

Total	218,947,000
Less estimated sublease income	(2,886,000)

$216,061,000

In November 2002, Alkermes and GECC entered into a Master Lease Agreement to provide the Company with sale-leaseback equipment financing under which Alkermes received approximately $6,000,000 in equipment financing from GECC under the Master Lease Agreement. Under the terms of the Master Lease Agreement, Alkermes will make lease payments to GECC over a 36-month period that began in December 2002. The sale-leaseback qualified for accounting as an operating lease and resulted in a loss of approximately $1,338,000, which has been deferred and will be recognized as an adjustment to rent expense over the term of the lease agreement.

Rent expense charged to operations was approximately $14,704,000, $8,044,000 and $6,213,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

License and Royalty Commitments – The Company has entered into license agreements with certain corporations and universities that require the Company to pay annual license fees and royalties based on a percentage of revenues from sales of certain products and royalties from sublicenses granted by the Company. Amounts paid under these agreements were approximately $143,000, $261,000 and $124,000 for the years ended March 31, 2003, 2002 and 2001, respectively, and are included in research and development expenses.

14.	STOCK OPTIONS AND AWARDS

The Company’s stock option plans (the “Plans”) provide for the granting of stock options designated as either non-qualified or incentive stock options to employees, officers and directors of and consultants to, the Company. Stock options generally expire ten years from the date they are granted and generally vest over a four-year period, except for grants to nonemployee directors, which vest over six months. The exercise price of stock options granted under the majority of the Plans may not be less than 100% of the fair market value of the common stock on the date of grant. Under the terms of one plan, the option exercise price may be below the fair market value, but not below par value, of the underlying stock at the time the option is granted. The Company has reserved a total of 15,592,857 shares of common stock for issuance upon exercise of options that have been or may be granted under the Plans.

The Compensation Committee of the Board of Directors administers the Plans and determines who is to receive options and the exercise price and terms of such options. The Compensation Committee has delegated its authority to the Compensation Sub-Committee to make grants and awards under the Plans to “officers” and has delegated its authority to the Limited Compensation Sub-Committee to make grants under the Plans up to 5,000 shares per individual grantee. The Board of Directors administers the Director Plan.

Certain of the Plans had provided that Limited Stock Appreciation Rights (“LSARs”) could be granted with respect to all or any portion of the shares covered by stock options granted to directors and executive officers. LSARs could be granted with the grant of a non-qualified stock option or at any time during the term of such option but could only be granted at the time of the grant in the case of an incentive stock option. The grants of LSARs were not effective until six months after their date of grant. Upon the occurrence of certain triggering events, including a change of control, the options with respect to which LSARs have been granted shall become immediately exercisable and the persons who have received LSARs will automatically receive a cash payment in lieu of shares. At March 31, 2003, there were 65,000 LSARs outstanding which have been granted under the 1990 Plan. No LSARs were granted during fiscal 2003, 2002 or 2001.

14.	STOCK OPTIONS AND AWARDS (CONTINUED)

The Company has also adopted restricted stock award plans (the “Award Plans”) which provide for the award to certain eligible employees, officers and directors of, and consultants to, the Company of up to a maximum of 1,000,000 shares of common stock. Awards generally vest over two years. During fiscal 2003, 2002 and 2001, 120,866, 135,000 and 2,500 shares of common stock, respectively, were awarded under the Award Plans and 77,150, 1,250 and 0 shares, respectively, ceased to be subject to forfeiture and were issued. At March 31, 2003, 2002 and 2001, there were awards for 239,566, 195,850 and 62,100 shares outstanding under the Award Plans, respectively.

Noncash compensation expense (income) of $2,081,065, $1,943,693 and ($2,447,663) in fiscal 2003, 2002 and 2001, respectively, primarily resulted from the award of restricted stock to certain employees and has been charged to research and development and general and administrative expenses, as appropriate. Included in the consolidated statements of shareholders’ (deficit) equity is deferred compensation of $799,924 and $3,631,656 related to option grants and restricted stock awards in fiscal 2003 and 2002, respectively, which will be amortized over the vesting periods.

A combined summary of option activity under the Plans is as follows:

		Exercise	Weighted
	Number	Price	Average
	of	Per	Exercise
	Shares	Share	Price

Balance, April 1, 2000	7,647,190	$0.30 - $96.88	$10.60
Granted	3,478,450	23.19 - 48.03	30.67
Exercised	(1,250,434)	0.30 - 22.13	3.69
Canceled	(262,603)	5.00 - 94.10	18.19

Balance, March 31, 2001	9,612,603	0.30 - 96.88	18.43
Granted	2,858,575	18.28 - 35.89	21.17
Exercised	(771,252)	0.30 - 23.88	7.42
Canceled	(250,804)	1.66 - 85.53	21.12

Balance, March 31, 2002	11,449,122	0.30 - 96.88	19.85
Granted	3,947,102	4.02 - 23.17	6.72
Exercised	(390,303)	0.30 - 16.69	4.87
Canceled	(1,368,747)	4.77 - 67.78	19.30

Balance, March 31, 2003	13,637,174	$0.30 - $96.88	$16.49

Options granted generally vest ratably over four years, except options granted to non-employee directors which vest after six months.

14.	STOCK OPTIONS AND AWARDS (CONTINUED)

The following table summarizes information concerning outstanding and exercisable options at March 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted
		Average
		Remaining	Weighted	Weighted-	Weighted
		Contractual	Average	Average	Average
Range of	Number	Life	Exercise	Number	Exercise
Exercise Prices	Outstanding	(In Years)	Price	Exercisable	Price

$0.30 — $4.77	1,373,508	7.87	$4.22	293,470	$2.22
5.00 — 7.19	1,106,931	5.75	6.18	1,087,031	6.18
7.32 — 10.66	3,071,763	8.71	7.72	622,099	8.43
10.78 — 16.69	2,472,327	6.51	16.19	1,893,479	16.15
16.94 — 25.65	2,131,409	8.34	19.81	668,855	19.92
25.84 — 37.81	3,119,471	7.81	29.02	1,568,329	29.10
39.06 — 96.88	361,765	7.25	43.52	242,542	43.11

$0.30 — $96.88	13,637,174	7.69	$16.49	6,375,805	$17.66

At March 31, 2002 and 2001, options to purchase 4,431,847 and 2,869,518 shares were exercisable at weighted average exercise prices of $15.62 and $10.43, respectively.

15.	SUBSEQUENT EVENT

On June 18, 2003 the Company announced that it had the right to automatically convert all of its outstanding 6.52% Senior Notes into the Company’s common stock. There is approximately $174,500,000 principal amount of the 6.52% Senior Notes currently outstanding. The Company had the right to elect to automatically convert the 6.52% Senior Notes because the closing price of the Company’s common stock, par value $0.01 per share, exceeded 150% of the conversion price of the 6.52% Senior Notes ($7.682) for 20 trading days during the 30-day trading period that ended on June 18, 2003.

On Friday, July 18, 2003, the 6.52% Senior Notes will be converted at a rate of 130.1744 shares of the Company’s common stock per $1,000 principal amount of the outstanding 6.52% Senior Notes. This conversion will result in the issuance of approximately 22,700,000 shares of the Company’s common stock. Upon conversion, cash will be paid in lieu of any fractional shares of the Company’s common stock. In addition, pursuant to the terms of the 6.52% Senior Notes, because the 6.52% Senior Notes are being converted prior to December 31, 2004, the Company will also make a payment of approximately $17,100,000, equal to 1.5 years of interest on the 6.52% Senior Notes outstanding on the conversion date. Such interest payment will be made in cash.

* * * * * *

Financial Statements of Alkermes
Supplemental Financial Statements of Reliant

FINANCIAL STATEMENTS
Reliant Pharmaceuticals, LLC
December 31, 2002

Reliant Pharmaceuticals, LLC

Financial Statements

December 31, 2002

Report of Independent Auditors

To the Board of Managers of
Reliant Pharmaceuticals, LLC

We have audited the accompanying balance sheet of Reliant Pharmaceuticals, LLC (a Delaware limited liability company) (the “Company”) as of December 31, 2002, and the related statement of operations, changes in members’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliant Pharmaceuticals, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Ernst & Young LLP
MetroPark, New Jersey

February 19, 2003

Reliant Pharmaceuticals, LLC

Balance Sheet

December 31, 2002
($000’s except for liquidation preference amounts)

Assets
Current assets:
Cash and cash equivalents	$32,219
Accounts receivable, net of allowance for doubtful accounts of $35	1,059
Inventory, net of inventory reserves of $5,311	3,495
Other current assets	31,822

Total current assets	68,595
Fixed assets, net of accumulated depreciation of $1,068	3,485
Intangible assets, net of accumulated amortization of $61,272	22,882
Other long-term assets	14,533

Total assets	$109,495

Liabilities, redeemable preferred units and members’ deficit
Current liabilities:
Accounts payable	$16,281
Accrued expenses	53,300
Other current liabilities	22,500

Total current liabilities	92,081
Long-term debt	60,200
Other long-term liabilities	24,321
Commitments and contingencies
Redeemable preferred units:
Series A redeemable preferred units; 425,000 units issued (liquidation preference — $16,030,893)	4,921
Series B redeemable preferred units; 13,500,000 units issued (liquidation preference — $489,350,517)	154,318
Series C redeemable preferred units; 7,964,627 units issued (liquidation preference — $173,730,022)	172,489
Members’ deficit:
Common units; 4,211,009 units issued at December 31, 2002	3,832
Subscriptions and loans receivables	(4,303)
Accumulated deficit	(398,364)

Total members’ deficit	(398,835)

Total liabilities, redeemable preferred units and members’ deficit	$109,495

See accompanying notes.

Reliant Pharmaceuticals, LLC

Statement of Operations

Year ended December 31, 2002
($000’s)

Revenues:
Net product sales	$105,890
Promotion revenues	71,465

Total revenues	177,355
Costs and expenses:
Cost of products sold	75,408
Cost of promotion revenues	104,660
Selling, general and administrative	91,758
Research and development	26,044

Total costs and expenses	297,870

Loss from operations	(120,515)
Interest expense, net:
Interest income	860
Interest expense	(1,064)

Total interest expense, net	(204)

Net loss	$(120,719)

See accompanying notes.

Reliant Pharmaceuticals, LLC

Statement of Changes in Members’ Deficit

Year ended December 31, 2002
($000’s)

	Common		Subscriptions and
			Loans	Accumulated	Members'
	Units	Amount	Receivables	Deficit	Deficit

Balance, December 31, 2001	4,219,359	$3,915	$(5,138)	$(241,156)	$(242,379)
Exercise of employee options	5,125	51	(25)	—	26
Forfeiture of unvested employee units	(13,475)	(134)	134	—	—
Proceeds from subscriptions and loans receivables	—	—	597	—	597
Series A, B and C preferred dividends	—	—	—	(36,489)	(36,489)
Interest on subscriptions and loans receivables, net	—	—	129	—	129
Net loss	—	—	—	(120,719)	(120,719)

Balance, December 31, 2002	4,211,009	$3,832	$(4,303)	$(398,364)	$(398,835)

See accompanying notes.

Reliant Pharmaceuticals, LLC

Statement of Cash Flows

Year ended December 31, 2002
($000’s)

Cash flows from operating activities
Net loss	$(120,719)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	632
Amortization of intangible assets	25,526
Net provision for doubtful accounts and other receivables	166
Changes in operating assets and liabilities:
Decrease in accounts receivable	9,544
Decrease in inventory	41,329
Decrease in other current assets	2,469
Increase in other assets	(12,576)
Decrease in accounts payable and accrued expenses	(94,807)
Increase in other current liabilities	22,201
Increase in other long-term liabilities	24,321

Net cash used in operating activities	(101,914)

Cash flows from investing activities
Capital expenditures	(2,149)

Net cash used in investing activities	(2,149)

Cash flows from financing activities
Net borrowings of long-term debt	60,200
Additional Proceeds from sale of Series C redeemable preferred units, net	9,221
Proceeds from subscriptions and loans receivables	726
Proceeds from exercise of employee options	26

Net cash provided by financing activities	70,173

Net decrease in cash and cash equivalents	(33,890)
Cash and cash equivalents, beginning of year	66,109

Cash and cash equivalents, end of year	$32,219

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$450

See accompanying notes.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements

December 31, 2002

1.	The Company

Reliant Pharmaceuticals, LLC (the “Company” or “Reliant”), a Delaware limited liability company, was formed July 6, 2000, as the successor to Reliant Pharmaceuticals, Inc., a Delaware corporation, which was originally incorporated on August 31, 1999, as Bay City Pharmaceuticals, Inc. The name of the Company was changed from Bay City Pharmaceuticals, Inc. to Reliant Pharmaceuticals, Inc. on April 17, 2000. The Company commenced operating activities in July 2000.

The Company is a privately owned U.S. based ethical, branded pharmaceutical company. The Company has acquired rights to certain marketed and distributed branded prescription pharmaceutical products from companies in the pharmaceutical industry. The Company is advancing several clinical development projects and may acquire rights to additional branded prescription pharmaceutical products and compounds that are in clinical development.

The Company was founded by Joseph Krivulka and Stefan Aigner together with Jack L. Bowman, Herbert Conrad, Irwin Lerner, David V. Milligan and Bay City Capital (“BCC”), collectively referred to as the “Founders.” In connection with the formation of the Company, each Founder received a specified Founder’s interest in the Company based on a predetermined percentage of defined contributed equity of $125.0 million (the “Predetermined Amount”) of the Company, and upon receipt by the Company of the Predetermined Amount. Each Founder’s equity interest in the Company based upon the Predetermined Amount was initially established as follows:

BCC	15.0%
Joseph Krivulka	5.0
Stefan Aigner	2.5
Jack L. Bowman	0.5
Herbert Conrad	0.5
Irwin Lerner	0.5
David V. Milligan	0.5

Each Founder owns preferred units in the Company as a result of participation in both the Series B Financing and Series C Financing (see Note 13). Up to the Predetermined Amount, the Founders’ interest was not diluted. In connection with and subsequent to the Series B Financing, as well as the Series C Financing, the Founders’ ownership percentage with respect to their Founders’ equity has been diluted.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

1.	The Company (continued)

BCC initially contributed $100 for 100 shares of common stock and agreed to fund up to $4.25 million in the form of a convertible demand note (the “Note”) bearing interest at the applicable federal rate provided under the Internal Revenue Code of 1986, as amended. The Note was convertible, at BCC’s option, into (a) Series A Preferred Stock of the Company (see Note 13) at such time the preferred stock was designated by the Company, and (b) a warrant (the “Founder’s Warrant”) to purchase common stock of Reliant, which warrant upon exercise and together with the preferred and common stock owned by BCC at the time of exercise would give BCC its 15% Founder’s interest. The Warrant was exercisable at $0.01 per share. The Note was fully drawn upon by the Company, and in April 2000, BCC converted the Note into 425,000 shares of Series A Preferred Stock and the Founder’s Warrant.

The remaining Founders received their Founders interest in the form of options (the “Founders’ Options”). The options were exercisable at $0.01 per share, which approximated fair value.

In July 2000, upon Reliant’s conversion to a limited liability company (“LLC”) and pursuant to the Agreement and Plan of Conversion (the “Plan of Conversion”), the shares of common stock and Series A Preferred Stock owned by BCC automatically converted into an equal number of Class One Common Units (“Common Units”) and Series A Preferred Units, respectively, of the LLC. Similarly, the Founder’s Warrant was replaced by an LLC Common Unit Purchase Warrant (“Founders’ LLC Warrant”). The Founders’ Options were cancelled and automatically replaced, in equal number, with LLC Common Units pursuant to the Plan of Conversion (see Note 13).

In July 2000, the Company accepted subscriptions for $135.0 million of its Series B Preferred Units (the “Series B Financing”) (see Note 13). Following the initial closing of the Series B Financing, the Founders’ LLC Warrant was exercised and the remaining Founders’ Units were issued (see Note 13).

In December 2001, the Company accepted subscriptions for $150.0 million of its Series C Preferred Units (the “Series C Financing”). Pursuant to a rights offering to existing members, the Company accepted additional subscriptions for approximately $9.3 million of additional Series C Preferred Units in February 2002 (see Note 13).

The Company’s business is subject to significant risks including, but not limited to, (i) its ability to obtain funding, (ii) its uncertainty of future profitability, (iii) the risks inherent in its clinical development efforts, (iv) uncertainties associated with obtaining and enforcing its patents and with the patent rights of others, (v) the lengthy, expensive and uncertain process

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

1.	The Company (continued)

of seeking regulatory approvals, (vi) uncertainties regarding government reforms and product pricing and reimbursement levels, (vii) technological change and competition, (viii) manufacturing uncertainties, (ix) dependence on collaborative partners and other third parties and (x) concentration of revenue sources within a small number of products.

2.     Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

Inventory

Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market. Inventory consists of finished goods only at December 31, 2002.

Axid® and DynaCirc® volume-based purchase price adjustments (see Note 3) are recorded as contra-inventory and are recognized as a reduction to cost of product sales in the period the product is sold. At December 31, 2002, Eli Lilly and Company (“Lilly”) and Novartis Pharmaceuticals Corporation, an indirect subsidiary of Novartis AG (collectively “Novartis”), had a security interest in the Company’s Axid® and DynaCirc® inventories, respectively. Axid® is a registered trademark of the Company in the U.S. DynaCirc® is a registered trademark of Novartis.

Revenue Recognition

Revenues from sales of pharmaceutical products are recognized upon shipment of products and are net of provisions for rebates, discounts and returns, which are established at the time of sale. Sales terms are FOB shipping point.

Promotion revenues are recognized by the Company once contractual sales performance measures have been met.

Fixed Assets

Property and equipment are carried at historical cost. Expenditures for maintenance and repairs are charged to operations as incurred.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Depreciation

Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives range from three to seven years for software, computer, office and distribution equipment, furniture and fixtures and vehicles. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred.

Intangible Assets

Acquired intangible assets, which consist primarily of product licenses (see Note 3), are recorded at the net present value of the license payments. These intangible assets are amortized on a straight-line basis over the shorter of the estimated useful life of the license or the underlying patent or agreement term. As of December 31, 2002, intangible assets are comprised primarily of gross product licenses of $84.2 million, net of accumulated amortization of $61.3 million.

The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) on January 1, 2002. In accordance with SFAS 144, the Company first considers whether indicators of impairment of long-lived assets are present. If indicators of impairment are present, the Company determines whether the sum of the expected undiscounted future cash flows is less than the assets’ carrying value. If the sum of the expected undiscounted future cash flows is less than the assets’ carrying value, an impairment loss would be recognized based on the excess of the carrying amount of the assets over their respective fair values. The adoption of this pronouncement did not have an impact on the Company’s results of operations, cash flows, or financial position for the year ended December 31, 2002.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents, accounts receivable and long-term debt. The Company maintains cash balances and cash equivalents in financial institutions with

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (continued)

strong credit ratings. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits. As of December 31, 2002, the Company had not experienced any losses on its cash and cash equivalents. The Company also monitors the creditworthiness of its customers to whom it grants credit terms and companies from whom the Company has borrowed funds in the normal course of business. Bad debts have been minimal. The Company does not normally require collateral or any other security to support credit sales.

Stock-Based Compensation

Employee stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net loss is provided as if the fair value method had been applied.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximate fair value.

Income Taxes

Federal and state income tax regulations provide that the profit and loss of a limited liability company that has elected to be treated as a partnership for tax purposes, be allocated and reported on the tax return of each member. Accordingly, no federal or state taxes have been provided for in the accompanying financial statements.

Recent Accounting Pronouncements

In June 2001, FASB issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 changes the accounting for business combinations in APB Opinion No. 16 in that it requires all business combinations to be accounted for by a single method - the purchase method. In addition, SFAS 141 requires that all intangible assets be recognized as assets apart from goodwill, provided certain criteria are met. Disclosure requirements for SFAS 141 includes disclosure of the primary reasons for a business combination as well as the allocation of the purchase price paid to the assets acquired and the liabilities assumed by major balance sheet caption. With the adoption of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

2.     Significant Accounting Policies (continued)

applying a fair-value-based test. SFAS 142 requires that all acquired intangible assets be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Intangible assets that have finite lives will continue to be amortized over their useful lives. SFAS 141 applies to all business combinations initiated after June 30, 2001. SFAS 142 was required to be adopted in the first quarter of 2002. Adoption of SFAS 141 and 142 did not have an effect on the Company’s results of operations, cash flows, or financial position.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is required to be adopted in the first quarter of 2003. Adoption of SFAS 143 is not expected to have a material effect on the Company’s results of operations, cash flows, or financial position.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include amounts that are based on management’s best estimates and judgments. Estimates are used in determining such items as provisions for rebates, returns and allowances, depreciable/amortization lives and amounts recorded for other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. The Company is not aware of reasonably likely events or circumstances which would result in different amounts being reported that would have a material impact on results of operations, cash flows, or financial position.

3.     Product Licenses/Promotion Agreements

DynaCirc®

In July 2000, the Company entered into an agreement with Novartis to acquire an exclusive U.S. license through December 2002 to use, market, promote, sell, distribute and warehouse the DynaCirc® brands of anti-hypertensive agents for $47.6 million (see Note 20). Under this agreement, the Company is required to purchase, at predetermined prices, all of its requirements for DynaCirc® brand products and product samples from Novartis during the license term. The Company earns favorable, volume-based purchase price adjustments on

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

3.     Product Licenses/Promotion Agreements (continued)

these purchases upon reaching specified minimum purchases (see Note 2). The Company capitalized the present value of the license payments as an intangible asset that was amortized over the life of the license (2.5 years) through December 31, 2002.

In July 2000, the Company was also granted an exclusive, irrevocable option to purchase all of the United States assets related to the DynaCirc® brands prior to December 2002. In December 2001, the Company gave written notice of its exercise of this option. In August 2002, Novartis delivered certifications required under the Novartis agreement. As such, the Company recorded an other long-term asset and an other current liability for $12.5 million related to the purchase of these assets in 2002 (see Notes 9 and 20). In January 2003, Reliant paid Novartis $10.0 million of the $12.5 million liability and will pay the remaining $2.5 million in March 2003.

Axid®

In October 2000, the Company entered into an agreement with Lilly to acquire certain patent rights, trademarks and copyrights (by way of a license and/or assignment) for $20.0 million for the antiulcer agent Axid® from Lilly (see Note 20). Under this agreement, subject to specified minimums, the Company was required to purchase all of its requirements of Axid® brand products and product samples from Lilly through April 2002 at 95% of the Company’s estimated net selling price of the product (see Note 12). The Company earned favorable, volume-based purchase price adjustments on these purchases upon reaching specified minimum purchases (see Note 2). The Company capitalized the above license payment as an intangible asset, which was being amortized through April 2002, the remaining life of the underlying patent (see paragraph below). Prior to patent expiry in April 2002, the Company filed an application for pediatric exclusivity, which, if granted by the FDA, would provide an additional six months of market exclusivity for the product. The request for pediatric exclusivity was denied by the FDA on July 3, 2002. As a result of the loss of market exclusivity, Axid® net product sales declined from approximately $201.9 million for the year ended December 31, 2001 to $64.7 million for the year ended December 31, 2002 and are not expected to be significant in the future.

During the fourth quarter of 2001, based on estimated future sales of Axid® products, the Company determined it would not be able to realize the value of contractually required and committed product purchases. Additionally, as a direct result of this estimate, the Company re-evaluated the carrying value of the intangible asset related to the above license agreement.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

3.     Product Licenses/Promotion Agreements (continued)

Based on expected future cash flows, the Company accrued $30.0 million as a loss contract reserve via a charge to cost of products sold related to the above purchase commitments and a charge of approximately $4.8 million to selling, general and administrative expenses related to a write-down of the product license carrying value in the fourth quarter of 2001.

In 2002, the Company took delivery and paid for $13.7 million of product that it was contractually required to purchase, leaving a commitment balance of $16.3 million reflected as a loss contract reserve as of December 31, 2002 (see Notes 8 and 20).

The Company projects future prescriptions of Axid® based upon the actual erosion rates of a product in the same market that lost market exclusivity in 2001. Based upon these projections, the Company increased its product return reserve for Axid® to $29.4 million as of December 31, 2002 ($1.6 million as of December 31, 2001) (see Notes 8 and 11).

Lescol®

In November 2000, the Company entered into a promotion agreement with Novartis to acquire the U.S. marketing rights through December 2005 for the Lescol® and Lescol® XL cholesterol-controlling agents for $40.0 million. Lescol® is a registered trademark of Novartis. The Company has capitalized the present value of the above payments as an intangible asset that is being amortized over the initial five-year term of the promotion agreement. Under this agreement, the Company is entitled to receive a substantial percentage of Lescol® and Lescol® XL net sales recorded by Novartis over and above a contractually specified minimum level of sales. Effective January 1, 2002, the agreement with Novartis was amended to provide for quarterly sales minimums instead of annual minimums, and to reduce the contractual percentage of net sales owed to the Company. Of the promotion revenues received under the terms of this agreement, $10.0 million was deferred (see Note 9) and the remainder was included in promotion revenues in the accompanying statement of operations.

Commencing on January 1, 2003 and annually thereafter during the term of the agreement, Novartis is entitled to terminate the agreement if certain annual net sales targets are not met. The promotion agreement may be extended up to an additional three years provided certain future minimum annual sales levels are achieved.

The Company is required to provide promotional, selling and marketing support over the period of the agreement (see Note 12). Direct costs associated with the promotion of the Lescol® brands are expensed as incurred and have been included in the cost of promotion revenues in the accompanying statement of operations.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

3.     Product Licenses/Promotion Agreements (continued)

Fenofibrate

In May 2001, the Company obtained an exclusive license from Ethypharm, SA, of Saint-Cloud, France (“Ethypharm”) to market, sell and distribute Ethypharm’s proprietary micronized fenofibrate product for the treatment of hyperlipidemia in the U.S., Canada and Mexico. The Company is responsible for all clinical development and regulatory activities in the identified markets. The initial term of the agreement is fifteen years from the first commercial sale of the product in the U.S. with automatic two-year renewals if notice of termination is not received from either party. Product for use in clinical development programs, as well as eventual commercial sales, is required to be purchased at predetermined prices from Ethypharm during the license term. The Company is required to make certain payments to Ethypharm based on the achievement of predetermined milestones and to pay a royalty on all future net sales of this product. Through December 31, 2002, the Company has paid $500,000 in license and milestone payments, which have been expensed as incurred. No other milestones have been achieved and, accordingly, no additional amounts were accrued or paid (see Note 12).

RP-606

In February 2002, Reliant entered into a license agreement with Medivir AB, a pharmaceutical research company with operations in Huddinge, Sweden and Cambridge, England. Pursuant to that agreement, Reliant acquired the rights to develop, market and distribute RP-606 (then known as MIV-606) in the U.S. and Canada. RP-606 is a broad spectrum, oral antiviral that is being developed for the treatment of herpes zoster (shingles). Under the terms of the agreement, Reliant is responsible for financing and conducting Phase III clinical studies, applying for regulatory approval and, in the event approval is granted, marketing the product in the U.S. and Canada. Medivir has retained marketing rights to the product in Denmark, Finland, Iceland, Norway and Sweden. Reliant and Medivir share the right to license and receive certain fees and royalties for the product in countries other than those in which Reliant or Medivir maintain exclusive rights. The term of the agreement is the longer of ten years following the first commercial sale of the product, the expiration of Medivir’s RP-606 patent in 2017, or the loss of marketing exclusivity. Reliant is required to make payments to Medivir based on the achievement of certain predetermined milestones, $5.0 million in license fees and a royalty on future net sales of the product in the U.S. and Canada during the term of this agreement. Through December 31, 2002, Reliant has paid $5.0 million in license fees, which were expensed as incurred. Through December 31, 2002, no milestones were achieved and, accordingly, no amounts related to milestones were accrued or paid (see Note 12).

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

3.     Product Licenses/Promotion Agreements (continued)

Cedax®, Rondec®, Teveten®, Teveten® HCT, Zovirax® and Cardizem® LA

On November 13, 2002, Reliant entered into a co-promotion agreement with Biovail Pharmaceuticals, Inc. (“Biovail”) that expires on December 31, 2008. Pursuant to that agreement, Biovail granted to Reliant a royalty-free, fully paid, non-exclusive, limited, non-transferable license to all rights of Biovail as may be necessary to co-promote the following Biovail products through December 31, 2005: Cedax®, Rondec®, Teveten®, Teveten® HCT and Zovirax®. Reliant will also assist Biovail with the launch and promotion of Cardizem® LA (which was approved by the FDA in February 2003). As compensation for Reliant’s co-promotion activities, effective October 1, 2002, Biovail began paying to Reliant royalties on quarterly net sales of these products. Royalties received under the terms of this agreement have been included in promotion revenues in the accompanying statement of operations.

Reliant’s direct costs associated with the promotion of the Biovail products are expensed as incurred and have been included in the cost of promotion revenues in the accompanying statement of operations. The Company is responsible for up to $13.0 million in funding commitments through 2005 (see Note 12).

Commencing June 30, 2003, each of Biovail and Reliant have the right to terminate the agreement for any reason. Following termination, Biovail may elect either to pay Reliant a termination fee, as defined in the agreement, or continue to pay Reliant royalties on sales of the products through December 31, 2008. In the event that Biovail elects to continue royalty payments, Biovail may upon written notice to Reliant, and Reliant may, upon the market withdrawal or sale by Biovail of any royalty products elect to terminate such royalty payments, in which case Biovail shall pay a termination fee to Reliant calculated as if the termination had occurred on the date of payment.

4.     Accounts Receivable

Trade receivables were primarily comprised of amounts billed to pharmaceutical wholesalers.

The Company’s top three wholesalers accounted for 71% of gross product sales for the year ended December 31, 2002 and 60% of the gross accounts receivable balance at December 31, 2002. The Company’s largest customer accounted for 33% of gross product sales for the year ended December 31, 2002 and 3% of the gross accounts receivable balance as of December 31, 2002.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

5.     Other Current Assets

Other current assets were comprised of the following:

(in $000's)
Due from Novartis	$24,275
Product samples	3,915
Other	3,632

Total	$31,822

6.     Fixed Assets

Fixed assets consisted of the following:

(in $000's)
Computer, office and distribution equipment	$1,809
Software	1,617
Furniture and fixtures	1,094
Vehicles	33

Gross fixed assets	4,553
Less accumulated depreciation	(1,068)

Fixed assets, net	$3,485

7.     Accounts Payable

As of December 31, 2002, the accounts payable balance consisted primarily of amounts payable to Novartis for the purchase of finished product and product samples.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

8.     Accrued Expenses

Accrued expenses were comprised of the following:

(in $000's)
Loss contract reserve (see Note 3)	$16,310
Managed care and Medicaid rebates	11,919
Product returns – Axid (see Note 3)	5,942
Brand marketing expenses	4,271
Sales force expenses	3,993
Research and development expenses	3,313
Other	7,552

Total	$53,300

9.     Other Current Liabilities

As of December 31, 2002, other current liabilities included $12.5 million for the purchase of the DynaCirc® brand assets and $10.0 million of deferred revenue for the Lescol® brands (see Note 3).

10.     Notes Payable and Long-Term Debt

Revolver

On June 29, 2001, the Company obtained a two-year revolving line of credit (the “Revolver”) commencing August 17, 2001 with a credit limit of $20.0 million. The lending formula of the Revolver was 85% of eligible trade receivables. On November 1, 2002, the Company amended this agreement such that the lending formula now includes 85% of eligible trade receivables and 85% of the Lescol® promotional fee receivable from Novartis, subject to certain limitations. On February 19, 2003, the Company extended this agreement through August 17, 2004, with a credit limit of $10.0 million for the additional year and the same lending formula. At December 31, 2002, there were no outstanding balances under the Revolver. Interest on amounts outstanding under the Revolver accrues at 1% per annum above the prime rate, as determined by a major bank. The Company is liable for an unutilized loan fee of 0.37% per annum of the difference between the credit limit and the average outstanding loan amount calculated on a monthly basis. The lender has a first priority security interest in the Company’s trade receivable and amounts due from Novartis under the Lescol® brand

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

10.     Notes Payable and Long-Term Debt (continued)

promotion agreements. Interest expense, which includes the unutilized loan fee, the amortization of the origination fee and other monthly fees on the Revolver for the year ended December 31, 2002 was $218,000.

Bridge Loan

On July 30, 2001, the Company obtained from certain existing members and related entities (the “Lenders”), an $80.0 million bridge loan facility in the form of two secured demand promissory notes of $40.0 million each (the “Bridge Loan”). In conjunction with the Series C Financing, the Company issued to the Lenders warrants to purchase a total of up to 833,334 Common Units at a purchase price per unit of $0.01, as a consideration for the exchange of the then outstanding $50.0 million Bridge Loan for Series C Units. The Lenders also agreed to keep available to the Company $30.0 million in Bridge Loan capacity and to adjust the Bridge Loan interest rate to 2% above the prime-lending rate (the prime lending rate was 4.25% as of December 31, 2002) (see Note 13). The original Bridge Loan assessed interest at 10% per annum, which increased 2% every three months following the initial draw. The terms of the two demand promissory notes were amended to expire on February 28, 2003. The warrants may be exercised at any time up to the expiration date of December 18, 2006.

In September 2002, the Company borrowed the $30.0 million of available capacity under the Bridge Loan. On September 30, 2002, the Company paid all accrued interest then outstanding of $106,000. On November 13, 2002, the Company paid accrued interest from October 1 through November 12, 2002 of $236,000. Total interest expense on the Bridge Loan was $342,000 for the year ended December 31, 2002.

Credit Facility

On November 13, 2002 (the “Closing Date”), Reliant entered into a credit agreement (“Credit Agreement”) with the Lenders and Biovail, establishing a credit facility of $85.0 million. On the Closing Date, the $30.0 million that was outstanding under the Bridge Loan was converted into an advance under the Credit Agreement by the Lenders and an additional $200,000 was advanced by the Lenders. On November 15, 2002, Biovail advanced Reliant $30.0 million. As of December 31, 2002, the Company had available credit of $24.8 million under the credit facility of which $10.0 million is with Biovail and the remaining $14.8 million is with the original Lenders.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

10.     Notes Payable and Long-Term Debt (continued)

The aggregate principal amount of advances outstanding under the credit facility shall not exceed $45.0 million with respect to the Lenders. With respect to Biovail, the aggregate principal amount shall not exceed $30.0 million between the Closing Date and December 31, 2002, $35.0 million between January 1, 2003 and June 30, 2003 and $40.0 million following June 30, 2003.

Amounts borrowed under the credit facility are secured by a blanket first priority security interest in substantially all of Reliant’s assets (subject to certain exclusions).

Reliant is required to repay Biovail and the Lenders the outstanding principal amount and any accrued but unpaid interest in eight equal quarterly installments with the first payment due on March 31, 2005, and the final payment due on December 31, 2006. Commencing on January 31, 2003, and the last day of the first month of each fiscal quarter thereafter, to the extent the Company has excess cash as defined in the Credit Agreement, the excess cash shall be used to repay amounts borrowed under the credit facility and these repayments will permanently reduce the amounts available under the credit facility. The Company does not expect to have any such excess cash through December 31, 2003. Interest accrues at 2% per annum above the prime rate as determined by a major bank.

Interest expense on the credit facility for the period from the Closing Date to December 31, 2002 was approximately $490,000 (see Note 11). Reliant is required to pay interest in arrears on the first day of each calendar quarter commencing March 31, 2005, but may elect to pay it earlier. Prior to March 31, 2005, Reliant may elect to accrue, rather than make cash payments of, interest under the credit facility, which accrued interest will be added to the outstanding principal on March 31, 2005.

Covenants under the Credit Agreement prohibit Reliant from, among other things, entering into a merger, amalgamation or reorganization, disposing of any of its material assets, or incurring indebtedness for borrowed money secured by the collateral securing Reliant’s obligations under the credit facility, which is not expressly subordinated by its terms to the credit facility.

11.     Other Long-Term Liabilities

Other long-term liabilities consisted of the long-term portion of the product return reserve for Axid® of $23.5 million (see Notes 3 and 8), accrued interest under the credit facility of $490,000 (see Note 10) and deferred rent expense of $384,000 (see Note 12).

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

12.     Commitments and Contingencies

Operating Leases

In February 2001, the Company entered into a lease agreement, which expires in June 2011, for approximately 52,400 square feet of office space in Liberty Corner, New Jersey. The agreement provides for an escalation in the rent payment in 2006. As such, the Company has straight-lined the aggregate rental payments over the term of the lease (see Note 11). The Company provided a security deposit in the form of an irrevocable letter of credit issued by Bank One, NA for the benefit of the landlord in the amount of approximately $2.0 million. The letter of credit was applied for by Diversified Capital, LLC (a related party, formerly known as Diversified Capital, L.P.) on behalf of the Company. As such, Diversified Capital, LLC is responsible to Bank One, NA for reimbursement obligations. In connection with the foregoing, the Company has agreed to (i) reimburse Diversified Capital, LLC for any amounts that Diversified Capital, LLC is required to pay over to Bank One, NA and (ii) pay Diversified Capital, LLC customary fees. The Company’s payment obligations to Diversified Capital, LLC are collateralized by a cash deposit equal to the face amount of the letter of credit. Such deposit is included in other long-term assets as of December 31, 2002. In the first quarter of 2003, Reliant terminated the Bank One letter of credit with Diversified Capital, LLC and received back its deposit from Diversified Capital, LLC. Simultaneously, Reliant entered into a new letter of credit arrangement with Fleet National Bank pursuant to which Fleet National Bank issued the required letter of credit in favor of Reliant’s landlord. In connection with the issuance by Fleet National Bank of such letter of credit, Reliant provided a security deposit of approximately $2.0 million to Fleet National Bank.

The Company leases vehicles, office equipment and other assets used in the operation of the business under operating leases. Each vehicle is leased for an initial term of twelve months, and thereafter for successive twelve-month renewal terms. Reliant has the right to cancel any vehicle at any time after the end of the first twelve months upon written notice of such cancellation to the lessor. Pursuant to its vehicle leases, the Company is committed to pay approximately $1.7 million in 2003.

Certain leases provide that the Company pays for taxes, maintenance, insurance and other expenses.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

12.     Commitments and Contingencies (continued)

The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2002, are:

(in $000's)
2003	$1,932
2004	1,842
2005	1,796
2006	1,944
2007	1,815
Thereafter	6,386

Total	$15,715

Rental expense on all operating leases amounted to approximately $5.8 million for the year ended December 31, 2002.

Other Commitments

Pursuant to various agreements, including the DynaCirc® and Axid® agreements referred to in Note 20, the Company has purchase commitments of $10.3 million for Axid® trade product ($16.3 million of the $26.6 million in committed purchases was accrued as of December 31, 2002) (see Notes 3 and 20) and $7.0 million for DynaCirc® trade products and samples (see Note 20), a guaranteed royalty of $3.2 million in respect of Axid® new formulations and an obligation to provide at least $115.0 million of promotional, selling and marketing support for the Lescol® brands through 2005 (see Note 3).

Pursuant to the co-promotion agreement with Biovail, the Company has funding commitments totaling approximately $13.0 million through December 2005 (see Note 3).

The Company has contractual arrangements with pharmaceutical product development companies, clinical research organizations and other research service providers to design formulations and perform and service clinical trials with respect to both compounds under development and approved products. Pursuant to these contractual arrangements, the Company has funding commitments totaling $3.0 million in 2003.

The Company also has purchase commitments for non-Lescol® brand marketing services and premiums for various corporate insurance policies. Pursuant to these arrangements, the Company has funding commitments totaling $1.5 million in 2003.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

12. Commitments and Contingencies (continued)

The aggregate minimum commitments (excluding leases), by year, related to such contractual arrangements are as follows:

(in $000's)
2003	$62,507
2004	51,247
2005	39,250

Total	$153,004

In addition to the aggregate minimum commitments noted above, the Company is contractually obligated to pay $13.9 million over time upon the achievement of specific milestones for certain clinical research and development programs (see Note 3).

Legal Proceedings

From time to time, the Company may be involved in various legal proceedings and other regulatory matters arising out of the normal course of business. At December 31, 2002, the Company was not involved in any proceedings that it believes would have a material adverse effect on the Company’s results of operations, cash flows, or financial position.

13.     Redeemable Preferred LLC Units

In April 2000, BCC converted the Note into 425,000 shares of Series A Preferred Stock, which were subsequently converted to 425,000 Series A Preferred Units (the “Series A Preferred Units”) upon the conversion of the Company to an LLC (see Note 1).

In July 2000, the Company accepted subscriptions for $135.0 million of its Series B Preferred Units (the “Series B Preferred Units”) at a price of $10 per unit pursuant to a private placement (the “Series B Financing”) (see Note 1). Under the subscription agreement, 50% of the Series B Preferred Unit proceeds were drawn and paid in July 2000 with the balance subject to a capital draw notice by the Company. The Company made a capital draw on the remaining 50% in December 2000. At December 31, 2002, the Company had a subscription receivable of $1.0 million related to a note from a Founder. The interest rate on this note is the prime rate as determined by a major bank (4.25% at December 31, 2002).

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

13.     Redeemable Preferred LLC Units (continued)

In December 2001, the Company accepted subscriptions for $150.0 million of its Series C Preferred Units (“Series C Preferred Units”) at a price of $20 per unit pursuant to a private placement (the “Series C Financing”) (see Note 1). The financing was comprised of the receipt of a cash payment of $100.0 million from Alkermes, Inc. and an exchange of an aggregate of $50.0 million of the then outstanding balance on the Bridge Loan (see Note 10). On February 4, 2002, the Company accepted approximately $9.3 million in additional subscriptions for additional Series C Preferred Units pursuant to a rights offering to existing members. The Company incurred costs of approximately $4.6 million related to the closing of the Series C Financing, which included $2.6 million paid to the Advisor (see Note 18). Warrants to purchase up to 833,334 Common Units of the Company at a purchase price of $0.01 per Common Unit (the “Series C Warrants”) were issued to holders of the Bridge Loan as consideration for the exchange of $50.0 million in Bridge Loan for the Series C Preferred Units (see Note 1). The fair value of the warrants as determined by an independent valuation, was approximately $8,300 at the time of issuance. The holders of the Bridge Loan also agreed to keep available to the Company $30.0 million in Bridge Loan capacity and to reduce the Bridge Loan interest rate to 2% above the prime-lending rate (see Note 10). The Series C Preferred Unit proceeds, net of the issuance costs and the fair value of the warrants, are being accreted up to their redemption value. The accretion is being recorded as preferred dividends. The Series C Warrants expire on the earlier to occur of (a) December 18, 2006, or (b) the mutual agreement of the Holder of the warrants and the Company.

The Series A, B and C Preferred Units are convertible into Common Units at a 1-to-1 ratio (i) at the option of the holder at any time, (ii) upon a Qualified IPO (as defined in the Company’s Operating Agreement) or (iii) upon the occurrence of certain other specified events. The initial conversion price is $10 for the Series A and B Preferred Units and $20 for the Series C Preferred Units. The conversion price is subject to adjustment pursuant to the Company’s Operating Agreement for distributions made in Common Units, subdivision or splitting its Common Units and the issuance of Common Units or options or warrants for Common Units at a price per unit that is less than the applicable conversion price.

Each Series A, B and C Preferred Units has voting rights equal to the largest number of whole Common Units into which it is convertible. The Series C Preferred Units rank senior to the Series A and B Preferred Units and the Common Units. The Series A and B Preferred Units rank on par with each other and are senior to the Common Units.

The Series A, B and C Preferred Units are entitled to receive a preferred return at an annual rate of 8.5%, compounded quarterly, of the capital contributed to acquire each Series A, B and C Preferred Unit when and if declared by the Board of Managers (the “Board”).

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

13.     Redeemable Preferred LLC Units (continued)

Prior to December 17, 2001, the Series A and B Preferred Units were non-redeemable. In connection with the Series C Financing, the Company’s Operating Agreement was amended to provide redemption rights to the Series A, B, and C Preferred Units. At the option of the holder, 50% of the Series A, B, and C Preferred Units are redeemable on December 17, 2005 for $221.3 million and the remaining 50% are redeemable on December 17, 2006 for $236.8 million.

As defined in the Company’s Operating Agreement, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each, a “Liquidation Event”), the holders of the Series C Preferred Units shall be entitled, before any distribution or payment is made, to be paid an amount equal to $20 per unit plus all accumulated and unpaid preferred returns (the “Series C Liquidation Preference”). Once the Series C Preferred Unit holders have been paid, to the extent proceeds are available, the Series A and B Preferred Units shall be entitled to be paid, in accordance with their proportionate ownership of their respective units, an amount equal to three times the sum of $10 per unit plus all accumulated and unpaid preferred returns, to the date of final distribution (the “Series A/B Liquidation Preference Caps”) before any other distribution or payment is made upon any unit ranking junior to the respective units; provided, however, that in the event the unit holders would realize proceeds in excess of the sum of the Series A/B Liquidation Preference Caps and the Series C Liquidation Preference, in connection with a Liquidation Event, the Series A, B and C Preferred Units shall automatically convert into Common Units at the then applicable conversion price.

If a proposed liquidation event was initiated but not effective by December 17, 2003 due to certain circumstances as defined in the Company’s Operating Agreement, then holders of Series C Preferred Units who are not also A and B Unit holders (“New Holders”) may, upon the request of New Holders holding not less than 50% of the Series C Preferred Units then held by the New Holders, request and the Company shall redeem 33.33% of the then outstanding Series C Preferred Units held by such holders requesting redemption on December 17, 2003, and their remaining Series C Preferred Units on December 17, 2004.

14.     Common LLC Units

In connection with the conversion to an LLC (see Note 1), and upon exercise of the Founder’s LLC Warrant, BCC received 2,181,116 Common Units in the Company. Similarly, pursuant to the Plan of Conversion, the Founders (excluding BCC) collectively received 1,650,543 restricted Common Units. Of the 1,650,543 Common Units issued to the remaining Founders,

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

14.     Common LLC Units (continued)

434,353 were fully vested upon issuance and 1,216,190 vest over a four-year period beginning September 1, 1999. Of the restricted Common Units subject to vesting at December 31, 2002, a total of 912,143 were fully vested and 304,047 remained subject to vesting.

15.     Equity Incentive and Unit Appreciation Rights Plans

The Company granted options to employees under an Equity Incentive Plan (the “Equity Plan”) to purchase Common Units in the Company. Options granted under the Equity Plan are granted at an exercise price per unit not less than the estimated fair market value of the Unit at the date of grant and have a maximum term of ten years. Options granted under the Equity Plan generally vest ratably over four years on the anniversary of the grant date. All options granted under the Equity Plan from inception through December 31, 2001 were at an exercise price of $10 per Common Unit. Options granted in 2002 were at an exercise price of $20.

The Company made available to certain employees, who were granted options, a loan in the amount of 100% of the total exercise price up to a maximum amount of $1.0 million to effect the early exercise of all or a portion of such option holders’ options. These loans provide for exercise with 50/50 recourse/non-recourse notes, bearing interest at the prime rate (4.25% as at December 31, 2002). The loans are full recourse with respect to interest. In 2002, $850,000 of interest and principal on these loans was repaid.

Pursuant to its unit option agreements, the Company has the right to repurchase all unvested units from employees who have previously exercised their options upon their termination. During 2002, the Company repurchased 13,475 of unvested units for $134,750 from employees who had previously exercised their options in connection with the termination of such employees’ employment with the Company.

The activity under the Equity Plan is as follows:

	Number	Average
	of Units	Price (1)

Options outstanding, January 1, 2002	1,374,200	$10.00
Granted	431,100	20.00
Exercised	5,125	10.00
Cancelled	116,125	10.00

Options outstanding, December 31, 2002	1,684,050	$12.56

(1)	Weighted average exercise price.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

15. Equity Incentive and Unit Appreciation Rights Plans (continued)

Summarized information about unit options outstanding and exerciseable at December 31, 2002 is as follows:

Outstanding			Exercisable

Exercise	Number		Number
Price	of Units	Average Life (1)	of Units	Average Life (1)

$10	1,252,950	8.5	576,718	8.3
$20	431,100	9.9	–	–

	1,684,050		576,718

(1)	Weighted average contractual life remaining in years.

The Company does not recognize compensation cost for the options it granted to employees. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date, there would have been no effect on the net loss of the Company for the year ended December 31, 2002.

Compensation cost was estimated using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend	0.0%
Risk-free interest rate	3.4%
Expected volatility	0.0
Expected life (in years)	5.8

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. The Company has used a volatility of zero, as there is no market for the Company’s Units. In management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s options. This is a result of the fact that the Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

15. Equity Incentive and Unit Appreciation Rights Plans (continued)

In 2002, the Company granted unit appreciation rights (“UARs”) to certain sales employees under a Unit Appreciation Rights Plan (the “Rights Plan”). UARs allow the holder to receive, upon exercise of the UAR, cash in an amount equal to the difference between a specified base price and the fair market value of a Common Unit on the exercise date. The base price per UAR may not be less than the estimated fair market value of the underlying Common Unit on the date of grant and UARs may have a maximum term of ten years. UARs granted under the Rights Plan generally vest ratably over four years on the anniversary of the grant date. All UARs granted under the Rights Plan in 2002 were granted at a base price of $20.

The activity under the Rights Plan is as follows:

	Number	Average
	of Units	Price (1)

Unit appreciation rights outstanding, January 1, 2002	–	–
Granted	547,350	$20.00
Exercised	–	–
Cancelled	8,250	20.00

Unit appreciation rights outstanding, December 31, 2002	539,100	$20.00

(1)	Weighted average exercise price.

At December 31, 2002, under the Rights Plan, all UARs outstanding were unvested and the weighted average remaining life of rights outstanding was 9.9 years. There was no compensation expense recognized pursuant to the Rights Plan in 2002.

16.     Employee Agreements

The Company has entered into employment agreements with certain officers and employees of the Company. The agreements provide for salaries aggregating approximately $2.6 million on an annualized basis. The agreements also have termination clauses that, under certain circumstances, entitle the employee to receive severance benefits upon termination. Certain agreements provide for bonus payments upon the achievement of specified quantitative and qualitative targets.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

16.     Employee Agreements (continued)

Reliant has also entered into agreements with certain of its key executives that provide for accelerated vesting of options and restricted units upon a change in control, as well as bonuses depending on the amount of consideration received by the members in a change of control transaction.

17.     Board Consulting and Non-Compete Agreements

In May 2000, consulting agreements, that include non-compete provisions, were entered into between the Company and each of the following individuals: Jack L. Bowman, Herbert Conrad, Irwin Lerner, David V. Milligan, and Gerald Cohn. The consulting fees incurred for the year ended December 31, 2002, were approximately $523,000. In addition to the base consulting fee, for each calendar year during the consulting period in which the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) and free cash flow targets for acquired products and developed products, as set by the Board, are satisfied, the Company shall pay a bonus of $100,000 to each consultant. For each calendar year in which the Company’s EBITDA and free cash flow targets for acquired products and developed products, as set by the Board, are exceeded by 25% or more, the Company shall pay an additional bonus of $100,000 to each consultant. As the Company did not meet either of these targets for the year ended December 31, 2002, no bonuses were accrued or paid to the consultants related to 2002.

18.     BCC BD Arrangements

Bay City Capital BD, LLC (the “Advisor”), a related party, provides the Company with (i) business advice and (ii) financial advisory services in connection with defined business transactions involving the acquisition or disposition by the Company of pharmaceutical and/or biotechnology related assets and general corporate acquisition/divestiture transactions. The Advisor provided the services for a three-year period that commenced in September 1999 for a monthly fee of $25,000 plus related business expenses.

For the year ended December 31, 2002, the Company charged $200,000 to expense for the Advisor’s service fee. Additionally, the Company agreed under specified conditions to pay the Advisor a fee (the “Fee”) equal to two percent (2%) of the total consideration with respect to general corporate acquisition/divestiture transactions. In consideration for an advance of $1.0 million in 2001, the Advisor agreed to reduce the Fee to 0.8% of the total consideration. Such advance is nonrefundable, but is creditable against future fees that became due up to $1.0 million. Since the amount was nonrefundable, the amount was expensed in 2001. This

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

18.     BCC BD Arrangements (continued)

agreement expired effective August 31, 2002, but remains applicable to qualifying transactions that with respect to which a binding agreement is entered into within the 12-month period following such expiration.

19.     401(k) Employee Benefit Plan

Effective May 29, 2001, the Company established the Reliant Pharmaceuticals 401(k) Plan (the “Plan”) for all eligible employees. Employees can elect to defer up to 25% of their compensation on a pretax basis, subject to maximum limits as set forth by the IRS. The Company may, but is not required to, provide matching contributions to be determined each year by the Company’s Board. All employee contributions are 100% vested. Employer contributions vest over a three-year period beginning with the employee’s full-time date of hire. The Company made no matching contributions during 2002.

20.     Events Subsequent to December 31, 2002

DynaCirc® Agreements

Supply Agreement - On January 10, 2003 (the “Novartis Effective Date”), the Company entered into a supply and manufacturing agreement whereby Novartis agreed to manufacture, supply and sell to the Company both Isradipine, the pharmaceutically active ingredient in DynaCirc®, as well as DynaCirc® in finished form. The term of this agreement is from the Novartis Effective Date through August 31, 2004.

Letter Agreement - On January 10, 2003, the Company entered into a letter agreement with Novartis to extend the then existing DynaCirc® agreements. Under the terms of this agreement, among other things, (i) Reliant agreed to pay Novartis, upon the satisfaction of certain conditions, $10.0 million of the $12.5 million payment due in respect of the purchase option exercise, and (ii) Novartis agreed to manufacture and sell to Reliant certain agreed upon quantities of DynaCirc® brands totaling approximately $7.0 million, net of contractually specified volume-based purchase price adjustments and a credit for product Reliant returned to Novartis for rework of approximately $5.9 million. The receivable for the rework product was included in other current assets as of December 31, 2002. In January 2003, Reliant paid the $10.0 million to Novartis.

Reliant Pharmaceuticals, LLC

Notes to Financial Statements (continued)

20.     Events Subsequent to December 31, 2002 (continued)

Axid® Letter Agreement

On January 31, 2003, Reliant and Lilly agreed to certain modifications of the then existing Axid® agreements. For Reliant, these modifications resulted in the following: (i) a purchase commitment for an additional $10.3 million of Axid® trade product, (ii) extended payment terms on the purchase of the $26.6 million of trade product through December 15, 2004 ($16.3 million was accrued as of December 31, 2002 and the remaining $10.3 million is the new inventory purchase commitment), (iii) the acquisition of the NDA for Axid® (subject to receipt by Lilly of certain payments which are scheduled to be completed in December 2004), (iv) a reduction in the royalty rate on the first $100.0 million in cumulative net sales of Axid® new formulations and (v) an additional guaranteed royalty of $3.2 million in respect of Axid® new formulations. As a result of executing this agreement, the Company will incur a charge in January 2003 in the amount of $7.1 million for the portion of the inventory purchase commitments for which there is no projected demand as well as the additional guaranteed royalty.

Series D Financing (unaudited)

On September 15, 2003, Reliant had an initial closing on its offering of Series D Preferred Units at a price of $20 per unit totaling approximately $115 million, including the exchange of approximately $37 million of existing secured debt under the credit facility. The Series D Preferred Units rank senior to the Series A, B and C Preferred Units and the common units. The Series D Preferred Unit holders are entitled to receive a preferred return at an annual rate of 8.5%, compounded quarterly.

In connection with the Series D financing, the Company’s Operating Agreement was amended such that at the option of the holder, 50% of the then outstanding Series A, B, C and D Preferred Units are redeemable on December 31, 2008 and the remaining 50% are redeemable on December 31, 2009. Additionally, the Company’s Operating Agreement was amended such that upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Series A and B Preferred Unit holders shall be entitled to be paid an amount equal to one times, rather than three times, their liquidation preference, which is $10 per unit plus all accumulated and unpaid preferred returns.

Tax Election (unaudited)

On September 12, 2003, Reliant filed an election with the Internal Revenue Service to be taxed as a corporation for federal income tax purposes, effective June 29, 2003.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Managers of

Reliant Pharmaceuticals, LLC:

      We have audited the accompanying balance sheets of Reliant Pharmaceuticals, LLC (a Delaware limited liability company) (the “Company”) as of December 31, 2001 and 2000, and the related statements of operations, changes in members’ capital and cash flows for the years ended December 31, 2001 and 2000 and the period from inception (August 31, 1999) to December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliant Pharmaceuticals, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and the period from inception (August 31, 1999) to December 31, 1999 in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey

February 15, 2002

      This is a hard copy of a report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in the registration statement.

RELIANT PHARMACEUTICALS, LLC

BALANCE SHEETS
As of December 31, 2001 and 2000

	2001	2000

	(Dollars in thousands
	except for liquidation
	preference amounts)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$66,109	$96,171
Accounts receivable, net of allowance for doubtful accounts of $460 as of December 31, 2001 and $26 as of December 31, 2000	10,417	22,203

Inventory, net of inventory reserves of $367 as of December 31, 2001 and $0 as of December 31, 2000	44,824	14,199

Other current assets	34,643	23,271

Total current assets	155,993	155,844

FIXED ASSETS, net of accumulated depreciation of $436 as of December 31, 2001 and $54 as of December 31, 2000	1,968	650

INTANGIBLE ASSETS, net of accumulated amortization of $35,746 as of December 31, 2001 and $13,183 as of December 31, 2000	48,408	90,971

OTHER LONG TERM ASSETS	1,957	—

Total assets	$208,326	$247,465

LIABILITIES, REDEEMABLE PREFERRED UNITS AND MEMBERS’ (DEFICIT) CAPITAL

CURRENT LIABILITIES:

Accounts payable	$66,316	$65,587

Accrued expenses	98,072	25,315

Other current liabilities	299	60,167

Total current liabilities	164,687	151,069

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED UNITS:

Series A redeemable preferred units; 425,000 units issued at December 31, 2001 (liquidation preference cap — $14,737,689)	4,275	—

Series B redeemable preferred units; 13,500,000 units issued at December 31, 2001 (liquidation preference cap — $449,874,912)	135,714	—

Series C redeemable preferred units; 7,500,000 units issued at December 31, 2001 (liquidation preference — $150,495,833)	146,029	—

MEMBERS’ (DEFICIT) CAPITAL:

Common units; 4,219,359 units issued at December 31, 2001 and 3,831,659 units issued at December 31, 2000	3,915	38

Series A preferred units; 425,000 units issued at December 31, 2000	—	4,250

Series B preferred units; 13,500,000 issued at December 31, 2000	—	135,000

Subscriptions and loans receivables	(5,138)	(1,116)

Accumulated deficit	(241,156)	(41,776)

Total members’ (deficit) capital	(242,379)	96,396

Total liabilities, redeemable preferred units and members’ (deficit) capital	$208,326	$247,465

The accompanying notes are an integral part of these balance sheets.

RELIANT PHARMACEUTICALS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000 and
the Period from Inception (August 31, 1999) to December 31, 1999

			From
			Inception
	For the Years Ended		(August 31,
	December 31,		1999) to
			December 31,
	2001	2000	1999

	(Dollars in thousands)

REVENUES:

Net product sales	$234,113	$68,817	$—

Promotion revenues	42,552	1,837	—

Total revenues	276,665	70,654	—

COSTS AND EXPENSES:

Cost of product sales	174,705	39,702	—

Cost of promotion revenues	102,591	10,874	—

Selling, general and administrative	145,672	55,612	386

Research and development	49,745	5,341	240

Total costs and expenses	472,713	111,529	626

LOSS FROM OPERATIONS	(196,048)	(40,875)	(626)

INTEREST EXPENSE, net

Interest income	1,879	1,419	—

Interest expense	(3,852)	(1,683)	(11)

Interest expense, net	(1,973)	(264)	(11)

Net loss	$(198,021)	$(41,139)	$(637)

The accompanying notes are an integral part of these financial statements.

RELIANT PHARMACEUTICALS, LLC

STATEMENTS OF CHANGES IN MEMBERS’ (DEFICIT) CAPITAL
For the Years Ended December 31, 2001 and 2000 and
the Period from Inception (August 31, 1999) to December 31, 1999

	Series A		Common
	Preferred Stock		Stock
					Series A Preferred		Series B Preferred
		Par		Par
	Shares	Value	Shares	Value	Units	Amount	Units	Amount

(Dollars in thousands)

BALANCE, August 31, 1999 (Inception)	—	$—	—	$—	—	$—	—	$—

Initial capitalization of the Company	—	—	100	—	—	—	—	—

Net loss from Inception (August 31, 1999) to December 31, 1999	—	—	—	—	—	—	—	—

BALANCE, December 31, 1999	—	—	100	$—	—	—	—	—

Conversion of promissory note into Series A Preferred Stock and Founders warrant to acquire common stock	425,000	4	—	—	—	—	—	—
Termination of C Corporation —

Exchange of Series A Preferred Stock for Series A Preferred Units	(425,000)	(4)	—	—	425,000	4,250	—	—

Exchange of Common Stock for Common Units	—	—	(100)	—	—	—	—	—

Sale of Series B Preferred Units	—	—	—	—	—	—	13,500,000	135,000

Exercise of Founders Warrant	—	—	—	—	—	—	—	—

Interest on subscriptions receivable	—	—	—	—	—	—	—	—

Issuance of Founders Units including units originally issued pre-conversion as Founder Options	—	—	—	—	—	—	—	—

Net loss	—	—	—	—	—	—	—	—

BALANCE, December 31, 2000	—	—	—	—	425,000	4,250	13,500,000	135,000

Exercise of employee stock options	—	—	—	—	—	—	—	—

Proceeds from Subscriptions and Loans Receivables	—	—	—	—	—	—	—	—

Reclassification of Series A Preferred and Series B Preferred	—	—	—	—	(425,000)	(4,250)	(13,500,000)	(135,000)

Series A, B and C preferred dividends	—	—	—	—	—	—	—	—

Interest on subscriptions and loans receivables	—	—	—	—	—	—	—	—

Issuance of warrants	—	—	—	—	—	—	—	—

Net loss	—	—	—	—	—	—	—	—

BALANCE, December 31, 2001	—	$—	—	$—	—	$—	—	$—

The accompanying notes are an integral part of these financial statements.

RELIANT PHARMACEUTICALS, LLC

STATEMENTS OF CHANGES IN MEMBERS’ (DEFICIT) CAPITAL — (Continued)

	Common		Additional	Subscriptions		Members’
			Paid-in	and Loans	Accumulated	(Deficit)
	Units	Amount	Capital	Receivables	Deficit	Capital

	(Dollars in thousands)

BALANCE, August 31, 1999 (Inception)	—	$—	$—	$—	$—	$—

Initial capitalization of the Company	—	—	—	—	—	—

Net loss from Inception (August 31, 1999) to December 31, 1999	—	—	—	—	(637)	(637)

BALANCE, December 31, 1999	—	—	—	—	(637)	(637)

Conversion of promissory note into Series A Preferred Stock and Founders warrant to acquire common stock	—	—	4,246	—	—	4,250
Termination of C Corporation—

Exchange of Series A Preferred Stock for Series A Preferred Units	—	—	(4,246)	—	—	—

Exchange of Common Stock for Common Units	100	—	—	—	—	—

Sale of Series B Preferred Units	—	—	—	(1,073)	—	133,927

Exercise of Founders Warrant	2,181,016	22	—	—	—	22

Interest on subscriptions receivable	—	—	—	(27)	—	(27)

Issuance of Founders Units including units originally issued pre-conversion as Founder Options	1,650,543	16	—	(16)	—	—

Net loss	—	—	—	—	(41,139)	(41,139)

BALANCE, December 31, 2000	3,831,659	38	—	(1,116)	(41,776)	96,396

Exercise of employee stock options	387,700	3,877	—	(3,877)	—	—

Proceeds from Subscriptions and Loans Receivables	—	—	—	98	—	98

Reclassification of Series A Preferred and Series B Preferred	—	—	—	—	—	(139,250)

Series A, B and C preferred dividends	—	—	—	—	(1,367)	(1,367)

Interest on subscriptions and loans receivables	—	—	—	(243)	—	(243)

Issuance of warrants	—	—	—	—	8	8

Net loss	—	—	—	—	(198,021)	(198,021)

BALANCE, December 31, 2001	4,219,359	$3,915	$—	$(5,138)	$(241,156)	$(242,379)

The accompanying notes are an integral part of these financial statements.

RELIANT PHARMACEUTICALS, LLC

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000 and the Period from Inception
(August 31, 1999) to December 31, 1999

			From
			Inception
	For the Years Ended		(August 31,
	December 31		1999) to
			December 31,
	2001	2000	1999

	(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(198,021)	$(41,139)	$(637)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities —

Depreciation	406	54	—

Loss on inventory purchase commitment	30,000	—	—

Amortization of intangible assets	37,748	13,183	—

Write-down of intangible asset	4,815	—	—

Loss on disposal of assets	8	—	—

Provision for doubtful accounts	434	26	—
Changes in operating assets and liabilities —

Decrease (increase) in accounts receivable	11,352	(22,229)	—

Increase in inventory	(30,625)	(14,199)	—

Increase in other current assets	(11,372)	(23,271)	—

Increase in other assets	(1,957)	—	—

Increase in accounts payables and accrued expenses	43,486	90,462	440

Increase in other current liabilities	299	—	—

Net cash (used in) provided by operating activities	(113,427)	2,887	(197)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payments for the acquisitions of licenses	(60,167)	(43,987)	—

Capital expenditures	(1,732)	(704)	—

Net cash used in investing activities	(61,899)	(44,691)	—

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from notes payable to Founders	—	1,050	4,200

Repayment of note payable	—	(1,000)	—

Exercise of Founders Warrants	—	22	—

Proceeds from subscriptions and loan receivables	(145)	—	—

Sale of Series B Preferred Units	—	133,900	—

Net borrowings under bridge financing	50,000	—	—

Sale of Series C Redeemable Preferred Units, net	95,409	—	—

Net cash provided by financing activities	145,264	133,972	4,200

Net (decrease) increase in cash and cash equivalents	(30,062)	92,168	4,003

CASH AND CASH EQUIVALENTS, beginning of period	96,171	4,003	—

CASH AND CASH EQUIVALENTS, end of period	$66,109	$96,171	$4,003

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest	$4,685	$913	$—

Supplemental Disclosure of Non Cash Investing and Financing Activities:

      In 2001, the Company converted $50.0 million of bridge loans into Series C Redeemable Preferred Units (see Notes 9 and 12).

      In 2000, the Company converted a $4.25 million convertible demand note into Series A Preferred Stock and a common stock warrant, which subsequently converted into Series A Preferred Units and a common unit warrant (see Notes 1 and 12).

The accompanying notes are an integral part of these financial statements.

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

1.     The Company

      Reliant Pharmaceuticals, LLC (the “Company” or “Reliant”), a Delaware limited liability company, was formed July 6, 2000, as the successor to Reliant Pharmaceuticals, Inc., a Delaware corporation, which was originally incorporated on August 31, 1999, as Bay City Pharmaceuticals, Inc. The name of the Company was changed from Bay City Pharmaceuticals, Inc. to Reliant Pharmaceuticals, Inc. on April 17, 2000. The Company commenced operating activities in July 2000.

      The Company is a privately owned U.S. based ethical, branded pharmaceutical company. The Company has acquired rights to certain marketed and distributed branded prescription pharmaceutical products from companies in the pharmaceutical industry. The Company is advancing several clinical development projects and may acquire rights to additional branded prescription pharmaceutical products and compounds that are in clinical development.

      The Company was founded by Joseph Krivulka and Stefan Aigner together with Jack L. Bowman, Herbert Conrad, Irwin Lerner, David V. Milligan and Bay City Capital (“BCC”), collectively referred to as the “Founders.” In connection with the formation of the Company, each Founder received a specified Founder’s interest in the Company based on a predetermined percentage of defined contributed equity of $125.0 million (the “Predetermined Amount”) of the Company, and upon receipt by the Company of the Predetermined Amount. Each Founder’s equity interest in the Company based upon the Predetermined Amount was initially established as follows-

BCC	15.0%

Joseph Krivulka	5.0%

Stefan Aigner	2.5%

Jack L. Bowman	0.5%

Herbert Conrad	0.5%

Irwin Lerner	0.5%

David V. Milligan	0.5%

      Each Founder owns preferred units in the Company as a result of participation in both the Series B Financing and Series C Financing (see Notes 12 and 19). Up to the Predetermined Amount, the Founders’ interest was not diluted. In connection with and subsequent to the Series B Financing, as well as the Series C Financing, the Founders ownership percentage with respect to their Founders’ equity has been diluted.

      BCC initially contributed $100 for 100 shares of common stock and agreed to fund up to $4.25 million in the form of a convertible demand note (the “Note”) bearing interest at the applicable federal rate provided under the Internal Revenue Code of 1986, as amended. The Note was convertible, at BCC’s option, into (a) Series A Preferred Stock of the Company (see Note 12) at such time the preferred stock was designated by the Company, and (b) a warrant (the “Founder’s Warrant”) to purchase common stock of Reliant, which warrant upon exercise and together with the preferred and common stock owned by BCC at the time of exercise would give BCC its 15% Founder’s interest. The Warrant was exercisable at $0.01 per share. The Note was fully drawn upon by the Company, and in April 2000 BCC converted the Note into 425,000 shares of Series A Preferred Stock and the Founder’s Warrant.

      The remaining Founders received their Founders interest in the form of options (the “Founders’ Options”). The options were exercisable at $0.01 per share, which approximated fair value.

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Upon Reliant’s conversion to a limited liability company (“LLC”) and pursuant to the Agreement and Plan of Conversion (the “Plan of Conversion”), the shares of common stock and Series A Preferred Stock owned by BCC automatically converted into an equal number of Class One Common Units (“Common Units”) and Series A Preferred Units, respectively, of the LLC. Similarly, the Founder’s Warrant was replaced by an LLC Common Unit Purchase Warrant (“Founders’ LLC Warrant”). The Founders’ Options were cancelled and automatically replaced, in equal number, with LLC Common Units pursuant to the Plan of Conversion (see Note 13).

      In July 2000, the Company accepted subscriptions for $135.0 million of its Series B Preferred Units (the “Series B Financing”) (see Note 12). Following the initial closing of the Series B Financing, the Founders’ LLC Warrant was exercised and the remaining Founders’ Units were issued (see Note 13).

      In December 2001, the Company accepted subscriptions for $150.0 million of its Series C Preferred Units (the “Series C Financing”) (see Notes 12 and 19).

      The Company’s business is subject to significant risks including, but not limited to, (i) its ability to obtain funding, (ii) its uncertainty of future profitability, (iii) the risks inherent in its clinical development efforts, (iv) uncertainties associated with obtaining and enforcing its patents and with the patent rights of others, (v) the lengthy, expensive and uncertain process of seeking regulatory approvals, (vi) uncertainties regarding government reforms and product pricing and reimbursement levels, (vii) technological change and competition, (viii) manufacturing uncertainties and (ix) dependence on collaborative partners and other third parties.

2.     Significant Accounting Policies

Cash and Cash Equivalents

      Cash equivalents consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

Inventory

      Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market. Inventory consists of approximately $44.6 million and $14.2 million of finished goods and approximately $225,000 and $0 of raw materials at December 31, 2001 and 2000, respectively.

      Axid® and DynaCirc® volume-based purchase price adjustments (see Note 3) are recorded as contra-inventory and are recognized as a reduction to cost of product sales in the period the product is sold. Eli Lilly and Company (“Lilly”) and Novartis Pharmaceuticals Corporation, an indirect subsidiary of Novartis AG (“Novartis”) have a security interest in the Axid® and DynaCirc® inventories, respectively. Axid® is a registered trademark of Lilly. DynaCirc® is a registered trademark of Novartis.

Revenue Recognition

      Revenues from sales of pharmaceutical products are recognized upon shipment of products and are net of certain rebates estimated at the time of sale. Sales terms are FOB shipping point. Promotion revenues received from Novartis in connection with sales of the Lescol® brands are recognized as revenues by the Company once contractual sales performance measures contained in the promotion agreement with Novartis have been met. Promotional costs in connection with the selling of the Lescol® brands are classified as costs of promotion revenues and expensed as incurred. Lescol® is a registered trademark of Novartis.

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Fixed Assets

      Property and equipment are carried at historical cost. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation

      Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives range from three to seven years for computer and office equipment, furniture and accessories, warehouse fixtures and vehicles. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

Advertising and Promotional Costs

      Advertising and promotional costs are expensed as incurred.

Intangible Assets

      Acquired intangible assets, which consist primarily of product licenses (see Note 3), are recorded at the net present value of the license payments. These intangible assets are amortized on a straight-line basis over the shorter of the estimated useful life of the license or the underlying patent or agreement term. As of December 31, 2001 and 2000, intangible assets are comprised of gross product licenses of $84.2 million and $104.2 million, net of accumulated amortization of $35.8 million and $13.2 million, respectively. The Company evaluates the carrying value of intangible assets to determine if facts and circumstances suggest they may be impaired. Impairments would be recognized when the expected discounted future operating cash flows derived from such intangible assets is less than their respective carrying value.

Concentration of Credit Risk

      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. The Company maintains cash balances and cash equivalents in financial institutions with strong credit ratings. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits. As of December 31, 2001 and 2000, the Company had not experienced any losses on its cash and cash equivalents.

      The Company also monitors the creditworthiness of its customers to whom it grants credit terms in the normal course of business. The Company does not normally require collateral or any other security to support credit sales.

Accounting for Long-Lived Assets

      The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed” (“SFAS 121”). This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable (see Note 3).

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation

      SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), allows companies to account for stock-based compensation for employees either under the provisions of SFAS 123 or under the provisions of Accounting Principles Bulletin (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), but requires pro forma disclosure for net income in the notes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has elected to account for its stock-based compensation for employees in accordance with the provisions of APB 25.

      In March 2000, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25 (“FIN 44”). FIN 44 clarifies the application of APB 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options vesting and the accounting treatment for options assumed in business combinations. FIN 44 became effective July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a material impact on the Company’s results of operations, cash flows, or financial position.

Fair Value of Financial Instruments

      The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to their short-term maturity.

Income Taxes

      Federal and state income tax regulations provide that the profit and loss of a limited liability company that has elected to be treated as a partnership for tax purposes, be allocated and reported on the tax return of each member. Accordingly, no Federal or state taxes have been provided for in the accompanying financial statements.

Recent Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133” (“SFAS 138”). SFAS 138 was issued to address a limited number of issues causing implementation difficulties for entities that apply SFAS 133. SFAS 133 and 138 require that all derivatives be measured at fair value and recognized as assets or liabilities on the balance sheet. Changes in the fair value of derivatives should be recognized in either net income (loss) or other comprehensive income (loss), depending on the designated purpose of the derivative. The Company was required to and did adopt SFAS 133 and SFAS 138 in the first quarter of fiscal 2001. The adoption of these pronouncements did not have an impact on the Company’s results of operations, cash flows, or financial position since the Company has not utilized derivative financial instruments or entered into hedging transactions.

      In June 2001, FASB issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 changes the accounting for business combinations in APB Opinion No. 16 in that it requires all business combinations to be accounted for by a single method — the purchase method. In addition, SFAS 141 requires that all intangible assets be recognized as assets apart from goodwill, provided certain criteria are met. Disclosure requirements for SFAS 141 includes disclosure of the primary reasons for a business combination as well as the allocation of the purchase price paid to the assets acquired and the liabilities assumed by major balance sheet caption. With the adoption of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

by applying a fair-value-based test. SFAS 142 requires that all acquired intangible assets be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. Intangible assets that have finite lives will continue to be amortized over their useful lives. SFAS 141 applies to all business combinations initiated after June 30, 2001. SFAS 142 is required to be adopted in the first quarter of 2002. Adoption of SFAS 141 and 142 is not expected to have a material effect on the Company’s results of operations, cash flows, or financial position.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is required to be adopted in the first quarter of 2003. Adoption of SFAS 143 is not expected to have a material effect on the Company’s results of operations, cash flows, or financial position.

      During October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes SFAS 121 and replaces the accounting and reporting provisions of APB Opinion No. 30, “Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” as it relates to the disposal of a segment of a business. SFAS 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, by requiring those long-lived assets to be measured at the lower of carrying amount, or fair value less costs to sell. The impairment recognition and measurement provisions of SFAS 121 were retained for all long-lived assets to be held and used with the exception of goodwill. The Company will adopt this standard on January 1, 2002. SFAS 144 is not expected to have a material effect on the Company’s results of operations, cash flows, or financial position.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

3.     Product Licenses/ Promotion Agreements

DynaCirc®

      In July 2000, the Company entered into an agreement with Novartis to acquire an exclusive U.S. license through December 2002 to use, market, promote, sell, distribute and warehouse the DynaCirc® brands of anti-hypertensive agents. Under this agreement, the Company is required to purchase all of its requirements for DynaCirc® brand products and product samples from Novartis during the license term at predetermined prices. The Company earns favorable, volume-based purchase price adjustments on these purchases upon reaching specified minimum purchases (see Note 2). The Company has capitalized the present value of the $47.6 million license payments as an intangible asset that is being amortized over the life of the license, 2.5 years.

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In July 2000, the Company was also granted an exclusive, irrevocable option to purchase all of the assets related to the DynaCirc® brands prior to December 2002. Upon exercise of the option by the Company and satisfaction of certain contractual commitments by Novartis, the Company will be required to make two payments to Novartis totaling $12.5 million (see Note 11). In December 2001, the Company gave written notice of its exercise of this option. Net product sales from the sale of DynaCirc® products amounted to approximately $32.2 million and $19.6 million for the years ended December 31, 2001 and 2000, respectively, and have been included in net product sales in the accompanying statements of operations.

Axid®

      In October 2000, the Company entered into an agreement with Lilly to acquire certain patent rights, trademarks and copyrights (by way of a license and/or assignment) for $20.0 million for the antiulcer agent Axid® from Lilly. Under this agreement, subject to specified minimums, the Company is required to purchase all of its requirements of Axid® brand products and product samples from Lilly through April 2002 at 95% of the Company’s estimated net selling price of the product (see Note 11). The Company earns favorable volume-based purchase price adjustments on these purchases upon reaching specified minimum purchases (see Note 2). The Company has capitalized the above license payment as an intangible asset, which was being amortized over the remaining life of the underlying patent, which expires in April 2002. Net product sales from the sale of Axid® products amounted to approximately $201.9 million and $49.2 million for the years ended December 31, 2001 and 2000, respectively, and have been included in net product sales in the accompanying statements of operations.

      During the fourth quarter of 2001, based on estimated future sales of Axid® products, the Company determined it would not be able to realize the value of contractually required and committed product purchases to be made in 2002. Additionally, as a direct result of this estimate, the Company re-evaluated the carrying value of the intangible asset related to the above license agreement. Based on expected cash flows, the Company recorded a charge of $30.0 million to cost of goods sold in the fourth quarter of 2001 related to the above purchase commitments and a charge of approximately $4.8 million to selling, general and administrative expenses related to a write-down of the product license carrying value.

Lescol®

      In November 2000, the Company entered into an agreement to acquire the U.S. marketing rights through December 2005 for the Lescol® and Lescol XL® cholesterol-controlling agents for $40.0 million from Novartis under a promotion agreement. Under this agreement, the Company is entitled to receive a substantial percentage of Lescol® and Lescol XL® net sales recorded by Novartis over and above a contract-specified sales baseline. Commencing on January 1, 2003 and annually thereafter during the term of the agreement, Novartis shall be entitled to terminate the agreement if certain net sales targets are not met. The promotion agreement may be extended up to an additional four years provided certain future minimum sales levels are achieved. The Company has capitalized the present value of the above payments as an intangible asset that is being amortized over the initial five-year term of the promotion agreement.

      The Company is required to provide promotional, selling and marketing support over the period of the agreement (see Note 11). Promotional revenues received under the terms of this agreement amounted to approximately $42.6 million and $1.8 million for the years ended December 31, 2001 and 2000, respectively, and have been included in promotion revenues in the accompanying statements of operations. Direct costs associated with the promotion of the Lescol® brands are expensed as incurred and have been included in the cost of promotion revenues in the accompanying statements of operations.

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Ethypharm

      In May 2001, the Company obtained an exclusive license from Ethypharm, SA, of Saint-Cloud, France (“Ethypharm”) to market, sell and distribute Ethypharm’s proprietary micronized fenofibrate product for the treatment of hyperlipidemia in the U.S., Canada and Mexico. The Company is responsible for all clinical development and regulatory activities in the identified markets. The initial term of the agreement is fifteen years from the first commercial sale of the product in the U.S. with automatic two-year renewals if notice of termination is not received from either party. Product for use in clinical development programs, as well as eventual commercial sales, are required to be purchased at predetermined prices from Ethypharm during the license term. The Company is required to make approximately $2.4 million in payments to Ethypharm based on the achievement of predetermined milestones and to pay a 5% royalty of all future net sales of this product. To date the Company has paid $500,000 in milestone payments, which have been expensed as incurred.

4.     Accounts Receivable

      Trade receivables are primarily comprised of amounts billed to pharmaceutical wholesalers. The Company’s top three wholesalers accounted for $187.3 million and $44.6 million of net product sales for the year ended December 31, 2001 and 2000, respectively. Accounts receivable from these wholesalers totaled $6.6 million and $18.1 million at December 31, 2001 and 2000, respectively. The Company’s largest customer accounted for 34% and 30% of net product sales for the year ended December 31, 2001 and the period ended December 31, 2000, respectively and 12% and 50% of the gross accounts receivable balance as of December 31, 2001 and 2000, respectively.

5.     Other Current Assets

      Other current assets were comprised of the following —

	December 31

	2001	2000

	(In thousands)

Due from Lilly	$10,240	$11,155

Due from Novartis	19,819	8,589

Other	4,584	3,527

Total	$34,643	$23,271

6.     Fixed Assets

      Fixed assets consisted of the following —

	December 31

	2001	2000

	(In thousands)

Computer and Office Equipment	$1,295	$351

Furniture and Accessories	830	212

Building and Leasehold Improvements	246	108

Vehicles	33	33

Gross fixed assets	2,404	704

Less: accumulated depreciation	(436)	(54)

Fixed assets, net	$1,968	$650

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.     Accounts Payable

      As of December 31, 2001 and 2000, the accounts payable balance consisted primarily of amounts payable to Lilly and Novartis for the purchase of finished product and product samples.

8.     Accrued Expenses

      Accrued expenses were comprised of the following —

	December 31

	2001	2000

Managed care and Medicaid rebates	$30,409	$8,782

Accrued contract loss reserve (see Note 3)	30,000	—

Contract sales force expenses	17,112	9,553

Research and development expenses	7,218	194

Other	13,333	6,786

Total	$98,072	$25,315

9.     Notes Payable

      Effective June 29, 2001, the Company obtained a two-year revolving line of credit (the “Revolver”) with a credit limit of $20.0 million. The lending formula of the Revolver is currently 85% of qualifying receivables, subject to certain limitations. During 2001, the Company borrowed up to $19.9 million on the Revolver. At December 31, 2001, there were no outstanding balances under the Revolver. Interest on amounts outstanding under the Revolver accrued at 1% per annum above the prime rate, as determined by a major bank. The Company is liable for an unutilized loan fee of 0.37% per annum of the difference between the credit limit and the average outstanding loan amount calculated on a monthly basis. The lender has a first priority security interest in the Company’s accounts receivable from its customers. Interest expense on the Revolver for the period ended December 31, 2001, was approximately $180,000.

      On July 30, 2001, the Company obtained from certain existing members or affiliates thereof (the “Lenders”), an $80.0 million bridge loan facility in the form of two secured demand promissory notes of $40.0 million each (the “Bridge Loan”). Interest on the Bridge Loan accrued at an initial rate of 10% per annum and automatically increased by an additional 2% every three months following the initial draw. Interest compounded quarterly and was payable in arrears on the last day of the calendar quarter. The outstanding amount on the Bridge Loan is payable in full on demand. The holders of the Bridge Loan have a first priority security interest in certain property and assets of the Company. On December 16, 2001, the Company had approximately $54.0 million outstanding on the Bridge Loan. On December 17, 2001, $50.0 million of the outstanding balance on the Bridge Loan was exchanged for Series C Convertible Preferred Units (as defined below) of the Company at a price per Series C Convertible Preferred Unit of $20. The Company repaid the remaining $4.0 million balance outstanding on the Bridge Loan with proceeds from the Series C Financing transaction (see Note 12).

      In conjunction with the Series C Financing, the Company issued to the Lenders warrants to purchase a total of up to 833,334 Common Units at a purchase price per unit of $0.01, as a consideration for the exchange of $50.0 million in Bridge Loan for Series C Units. The lenders also agreed to keep available to the Company $30.0 million in Bridge Loan capacity and to reduce the Bridge Loan interest rate to 2% above the prime lending rate (the prime lending rate was 4.75% as of December 31, 2001) (see Note 12). The terms of the two demand promissory notes were amended to expire on February 28, 2003. The warrants may be exercised at any time up to the expiration date of December 18, 2006. Interest expense on the Bridge Loan for the period ended December 31, 2001, was approximately $1.7 million.

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      During 2000, the Company received a $1.0 million loan from BCC, which was repaid in 2000 with proceeds from the Series B Financing (see Note 12). The interest rate of 6.53% on the loan is the IRS’ Applicable Federal Rate (AFR) for June 2000. Interest expense on this loan for the period ended December 31, 2000, was approximately $4,500.

10.     Other Current Liabilities

      As of December 31, 2000, other current liabilities represented license payments to be made by the Company to Novartis pursuant to the license agreement relating to the DynaCirc® brands and the promotion agreement relating to the Lescol® brands. These amounts were paid during 2001.

11.     Commitments and Contingencies

Operating Leases

      The Company leased approximately 12,800 square feet of office space in Bridgewater, New Jersey under a sublease through December 31, 2001. On June 30, 2001, the Company was released from its obligations under the sublease. In February 2001, the Company entered into a lease agreement, which expires in June 2011, for approximately 52,400 square feet of office space in Liberty Corner, New Jersey. The Company provided a security deposit in the form of an irrevocable letter of credit issued by Bank One, NA for the benefit of the landlord in the amount of approximately $2.0 million. The letter of credit was applied for by Diversified Capital, L.P. (a related party) on behalf of the Company. As such, Diversified Capital is responsible to Bank One, NA for reimbursement obligations. In connection with the foregoing, the Company has agreed to (i) reimburse Diversified Capital for any amounts that Diversified Capital is required to pay over to Bank One, NA and (ii) pay Diversified Capital customary fees. The Company’s payment obligations to Diversified Capital are collateralized by a cash deposit equal to the face amount of the letter of credit. Such deposit is included in other long-term assets as at December 31, 2001. In addition, the Company leases vehicles, office equipment and other assets used in the operation of the business under operating leases. Certain leases provide that the Company pays for taxes, maintenance, insurance and other expenses.

      The approximate minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at December 31, 2001 are:

(In thousands)

2002	$1,769

2003	1,742

2004	1,668

2005	1,645

2006	1,797

After 2006	8,029

Total	$16,650

      Rental expense amounted to approximately $1.6 million, $281,000 and $18,000 for the years ended December 31, 2001 and 2000, and for the period from Inception (August 31, 1999) through December 31, 1999, respectively.

Other Commitments

      Pursuant to various agreements, the Company has purchase commitments totaling $57.5 million for trade products and samples (which includes the $30 million loss on Axid® inventory purchase commitment

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

(see Note 3)) and obligations to provide at least $155.0 million of promotional, selling and marketing support.

      The Company also has contractual arrangements with pharmaceutical product development companies and clinical research organizations to design formulations and perform clinical trials with respect to compounds under development. Pursuant to these contractual agreements, the Company has funding commitments totaling $609,000 through December 2002.

      As of December 31, 2001, aggregate minimum commitments (excluding leases), by year, related to such contractual arrangements are as follows:

(In thousands)

2002	$98,084

2003	40,000

2004	40,000

2005	35,000

Total	$213,084

      The Company is contractually obligated to pay $4.6 million in the aggregate upon the achievement of specific milestones in clinical research and development programs.

      In addition, provided Novartis satisfies certain contractual obligations, the Company will be required to pay Novartis $12.5 million in connection with the exercise of its option to purchase all of Novartis’ rights related to the DynaCirc® brands (see Note 3).

Legal Proceedings

      The Company received letters dated April 27, 2001 and June 4, 2001 from counsel to the Fountainhead Group LLC (“TFG”), claiming compensation for investment banking services allegedly rendered by TFG. On December 20, 2001, TFG and Joel C. Newman served a complaint on the Company, Joseph Krivulka and Stefan Aigner as defendants making a demand for payment of a finder’s fee in relation to services allegedly provided by TFG as well as damages in the amount of $5.5 million (the “Services”). Management of the Company believes that this complaint is without merit and intends to vigorously defend the claims. Although the outcome of the aforementioned complaint cannot be predicted with certainty, in the opinion of management, the outcome is not expected to have a material adverse effect on the Company’s results of operations, cash flows, or financial position.

      From time to time, the Company may be involved in various legal proceedings and other regulatory matters arising in the normal course of business. At December 31, 2001, the Company was not involved in any proceedings that it believes would have a material adverse effect on the Company’s results of operations, cash flows, or financial position.

12.     Redeemable Preferred LLC Units

      In April 2000, BCC converted the Note into 425,000 shares of Series A Preferred Stock, which were subsequently converted to 425,000 Series A Preferred Units (the “A Units”) upon the conversion of the Company to an LLC (see Note 1).

      In July 2000, the Company accepted subscriptions for 13,500,000 Series B Preferred Units (the “B Units”) at a price of $10 per unit pursuant to a private placement (the “Series B Financing”). Under the subscription agreement, 50% of the B Unit proceeds were drawn and paid in July 2000 with the balance subject to a capital draw notice by the Company. The Company made a capital draw on the

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

remaining 50% in December 2000. At December 31, 2001, the Company had subscriptions receivable totaling approximately $1.1 million, which included a $1.0 million note from a Founder. The interest rate on this note is the prime rate as determined by a major bank (4.75% at December 31, 2001).

      In December 2001, the Company accepted subscriptions for $150.0 million of its Series C Convertible Preferred Units (“C Units”) (the “Series C Financing”). The financing was comprised of the receipt of a cash payment of $100.0 million from a publicly traded entity and an exchange of an aggregate of $50.0 million of the outstanding balance on the Bridge Loan (see Note 9). The Company may issue and sell C Units to additional purchasers at any time on or before the earlier to occur of (a) June 30, 2002 or (b) the filing of a registration statement under the Securities Act of 1933 (see Note 19). The Company incurred costs of approximately $4.6 million related to the closing of the Series C Financing, which includes $2.6 million paid to the Advisor (see Note 17). Warrants to purchase up to 833,334 Common Units of the Company at a purchase price of $0.01 per Common Unit (the “Series C Warrants”) were issued to holders of the Bridge Loan as consideration for the exchange of $50.0 million in Bridge Loan for the C Units. The fair value of the warrants as determined by an independent valuation, was approximately $8,300. The holders of the Bridge Loan also agreed to keep available to the Company $30.0 million in Bridge Loan capacity and to reduce the Bridge Loan interest rate to 2% above the prime lending rate (see Note 9). The Series C Unit proceeds net of the issuance costs and the fair value of the warrants are being accreted up to their redemption value. The accretion is being recorded as preferred dividends. The Series C Warrants expire on the earlier to occur of (a) December 18, 2006, and (b) the mutual agreement of the Holder of the warrants and the Company.

      The A, B and C Units are convertible into common units at a 1 to 1 ratio, (i) at the option of the holder, at any time, (ii) upon a Qualified IPO (as defined in the Company’s LLC Operating Agreement) or (iii) upon the occurrence of certain other specified events. The conversion price shall initially be $10 for the A and B Units and $20 for the C Units. The conversion price is subject to adjustment pursuant to the Company’s LLC Operating Agreement for distributions made in Common Units, subdivision or splitting its Common Units and the issuance of Common Units or options or warrants for Common Units at a price per unit that is less than the applicable conversion price.

      The A, B and C Units have voting rights equal to the largest number of whole common units into which each respective Unit is convertible. The C Units rank senior to the A, B and Common Units. The A and B Units rank equally and rank senior to the Common Units.

      The A, B and C Units are entitled to receive a preferred return at an annual rate of 8.5%, compounded quarterly, of the capital contributed to acquire each A, B and C Unit when, and if declared by the Board of Managers (the “Board”).

      Prior to December 17, 2001, the A and B Units were non-redeemable. In connection with the Series C Financing, the LLC Operating Agreement was amended to provide redemption rights to the Series A, B, and C Unit holders. At the option of the holder, fifty percent of the A, B, and C Units are redeemable on December 17, 2005 for $214.9 million and the remaining 50% are redeemable on December 17, 2006 for $229.8 million. As a result of the additional subscriptions for the Series C Convertible Preferred Units (see Note 19), the redemption values of the A, B and C Units at December 17, 2005 and December 17, 2006, increased to $221.3 million and $236.8 million, respectively.

      As defined in the Company’s Amended LLC Operating Agreement, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each, a “Liquidation Event”), the holders of the C Units shall be entitled, before any distribution or payment is made, to be paid an amount equal to their liquidation preference (the “Series C Liquidation Preference Cap”). Once the C Unit holders have been paid, to the extent proceeds are available, the A and B Units shall be entitled to be paid, in accordance with their proportionate ownership of their respective units, an amount equal to three

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

times the sum of $10 per Unit plus all accumulated and unpaid preferred returns, to the date of final distribution (the “Series A/ B Liquidation Preference Caps”) before any distribution or payment is made upon any unit ranking junior to the respective units; provided, however, that in the event the unit holders would realize proceeds in excess of the sum of the Series A/ B Liquidation Preference Caps and the Series C Liquidation Preference Cap, in connection with a Liquidation Event, the A, B and C Units shall automatically convert into Common Units at the then applicable conversion price.

      If a proposed liquidation event was initiated but not effective by December 17, 2003 due to certain circumstances as defined in the Amended LLC Operating Agreement, then holders of C Units who are not also A and B Unit holders (“New Holders”) may, upon the request of New Holders holding not less than 50% of the Series C Preferred Units then held by the New Holders, request and the Company shall redeem 33.33% of the then outstanding C Units held by such holders requesting redemption on December 17, 2003 and the remaining C Units on December 17, 2004.

13.     Common LLC Units

      In connection with the conversion to an LLC (see Note 1), and upon exercise of the Founder’s LLC Warrant, BCC received 2,181,116 Common Units in the Company. Similarly, pursuant to the Plan of Conversion, the Founders (excluding BCC) collectively received 1,650,543 restricted Common Units. Of the 1,650,543 Common Units issued to the remaining Founders, 434,353 were fully vested upon issuance and 1,216,190 vest over a four-year period beginning September 1, 1999. Of the restricted units subject to vesting, at December 31, 2001, 608,095 were fully vested and 608,095 remain subject to vesting.

14.     Equity Incentive Plan

      The Company has granted options to employees under an Equity Incentive Plan (the “Plan”) to purchase Common Units in the Company. Options granted under the Plan are granted at an exercise price per unit not less than the estimated fair market value of the Unit at the date of grant and have a maximum term of ten years. Options granted under the Plan generally vest ratably over four years on the anniversary of the grant date. All options have been granted at an exercise price of $10 per unit.

      The Company has made available to certain employees, who have been or may in the future be granted options, a loan in the amount of 100% of the total exercise price up to a maximum amount of $1.0 million to effect the early exercise of all or a portion of such option holders’ options. These loans provide for exercise with 50/50 recourse/nonrecourse notes, bearing interest at the prime rate (4.75% as at December 31, 2001). The loans are full recourse with respect to interest. In 2001, 387,700 options were exercised in the amount of approximately $3.9 million, with the full exercise price of these options being paid for through loans from the Company to employees. At December 31, 2001, $25,000 of these loans was repaid.

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The activity under the Plan is as follows:

Plan
Options

Options outstanding, January 1, 2000	—

Granted 2000	561,100

Cancelled 2000	—

Options outstanding, December 31, 2000	561,100

Granted 2001	1,224,550

Exercised 2001	(387,700)

Cancelled 2001	(27,000)

Options outstanding, December 31, 2001	1,370,950

      At December 31, 2001, 212,125 options were vested and 1,158,825 were unvested. At December 31, 2001 and 2000, the weighted average remaining life of options outstanding was 9.3 years and 9.4 years, respectively.

      The Company does not recognize compensation cost for its Plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date, there would have been no effect on the net loss of the Company for the years ended December 31, 2001 and 2000.

      Compensation cost was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Twelve Months
	Ended
	December 31

	2001	2000

Expected dividend	0.0%	0.0%

Risk-free interest rate	4.84%	5.16%

Expected volatility	0.0%	0.0%

Expected life (in years)	6.6	6.7

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. The Company has used a volatility of zero, as there is no market for the Company’s Units and there have not been any fluctuations in the estimated fair value of the underlying Common Units since the inception of the Plan. In management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s options. This is a result of the fact that the Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

15.     Employee Agreements

      The Company has entered into employment agreements with certain officers and employees of the Company. The agreements provide for salaries aggregating approximately $2.2 million on an annualized basis. The agreements also have termination clauses that, under certain circumstances, entitle the employee to receive severance benefits upon termination. Certain agreements provide for bonus payments upon the achievement of specified quantitative and qualitative targets.

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

16.     Board Consulting and Non-Compete Agreements

      In May 2000, consulting agreements, that include non-compete provisions, were entered into between the Company and each of the following individuals: Jack L. Bowman, Herbert Conrad, Irwin Lerner, David V. Milligan, and Gerald Cohn. The consulting fee payments for the years ended December 31, 2001 and 2000 were $490,000 and $540,000, respectively. Concurrent with the commencement of his employment as chief executive officer, the consulting agreement between the Company and Irwin Lerner was terminated. The employment agreement with Irwin Lerner lapsed on December 31, 2001. For each calendar year during the consulting period in which the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) and free cash flow targets for acquired products and developed products, as set by the Board of Managers (the “Board”), are satisfied, the Company shall pay a bonus of $100,000 to each consultant. For each calendar year in which the Company’s EBITDA and free cash flow targets for acquired products and developed products, as set by the Board, are exceeded by 25 percent or more, the Company shall pay an additional bonus of $100,000 to each consultant. For the years ended December 31, 2001 and 2000, bonus payments of $400,000 and $1.08 million respectively, were made.

17.     BCC BD Arrangements

      Bay City Capital BD LLC (the “Advisor”), a related party, provides the Company with (i) business advice and (ii) financial advisory services in connection with defined business transactions involving the acquisition or disposition by the Company of pharmaceutical and/or biotechnology related assets and general corporate acquisition/divestiture transactions. The Advisor is providing the services for a three-year period that commenced in September 1999 pursuant to an arrangement order. Either party may terminate the arrangement upon ninety days prior notice. The Company pays the Advisor a monthly fee of $25,000 as compensation for services and reimburses the Advisor for related business expenses incurred. For each of the years ended December 31, 2001 and 2000, the Company had charged $300,000 to expense, respectively, for the Advisor’s service fee. Additionally, the Company has agreed under specified conditions to pay the Advisor two percent (2%) of the total consideration (the “Fee”) with respect to general corporate acquisition/divestiture transactions. In consideration for an advance of $1.0 million in 2001, the Advisor has agreed to reduce the Fee to 0.8% of the total consideration. Such advance is nonrefundable, but will be credited against future fees that may become due up to $1.0 million. Since the amount is nonrefundable, the amount was expensed in 2001. As of December 31, 2001, the Company had not incurred a liability for the Fee.

      In December 2001, in connection with closing the Series C Financing, the Company paid the Advisor $2.6 million for their services in relation to the financing.

18.     401(k) Employee Benefit Plan

      Effective May 29, 2001 the Company established the Reliant Pharmaceuticals 401(k) Plan (the “Plan”) for all eligible employees. Employees can elect to defer up to 15% of their compensation on a pretax basis, subject to maximum limits as set forth by the IRS. The Company may, but is not required to, provide matching contributions to be determined each year by the Company’s Board. All employee contributions are 100% vested. Employer contributions vest over a three-year period beginning with the employee’s full-time date of hire. The Company made no matching contributions during 2001.

RELIANT PHARMACEUTICALS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

19.     Events Subsequent to December 31, 2001

Financing Activities

      On February 4, 2002, the Company accepted subscriptions for approximately $9.3 million of additional Series C Convertible Preferred Units pursuant to a rights offering to existing members.

Sales Force Rollover

      On February 5, 2002, the Company announced that it had exercised its option to convert its contracted sales force, who are currently employed by Ventiv Health, Inc., to full-time Reliant employees as of April 1, 2002.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this Registration Statement which shall be borne by Alkermes, Inc. All of the expenses listed below, except the SEC registration fee and the Nasdaq Listing Fee, represent estimates only.

SEC registration fee	$10,113
Nasdaq listing fee	22,500
Printing and engraving expenses	20,000
Accounting fees and expenses	45,000
“Blue Sky” fees and expense (including legal fees)	1,000
Legal fees and expenses	50,000
Miscellaneous fees and expenses	6,387

Total	$155,000

Item 14.  Indemnification of Directors and Officers.

     Sections 1741 through 1750 of the Pennsylvania Business Corporation Law of 1988, as amended, permits, and in some cases requires, the indemnification of officers, directors and employees of the Registrant. Section 5.1 of the Registrant’s bylaws provides that the Registrant shall indemnify any director or officer of the Registrant against expenses (including legal fees), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement, actually and reasonably incurred by him or her, to the fullest extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against him or her, including actions or suits by or in the right of the Registrant, by reason of the fact that he or she is or was a director or officer of the Registrant or any of its subsidiaries or acted as a director or officer or in any other capacity on behalf of the Registrant or any of its subsidiaries or is or was serving at the request of the Registrant as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

     Section 5.2 of the Registrant’s bylaws provides that the Registrant will pay the expenses (including attorneys’ fees and disbursements) actually and reasonably incurred in defending a proceeding on behalf of any officer or director entitled to indemnification in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that such officer or director is not entitled to be indemnified by the Registrant as authorized. The financial ability of such officer or director to make such repayment shall not be prerequisite to the making of an advance.

Item 15.  Recent Sales of Unregistered Securities.

3.75% Convertible Subordinated Notes due 2007

     In February 2000, we issued and sold $200 million aggregate principal amount of our 3.75% Convertible Subordinated Notes due 2007 (the “3.75% Notes”) to Robertson Stephens, Adams, Harkness & Hill, Inc., ING Barings, J.P. Morgan & Co., PaineWebber Incorporated, SG Cowen and U.S. Bancorp Piper Jaffray (the “3.75% Notes Initial Purchasers”). The underwriting commissions and discounts totaled $6.0 million. The 3.75% Notes were issued and sold in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by the 3.75% Notes Initial Purchasers to be “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act or institutional accredited investors or sophisticated investors.

Private Placement to Collaborative Partner

     In August 2000, in connection with the execution of the license agreement with GlaxoSmithKline (“Glaxo”), we issued and sold 160,030 shares of our common stock to an affiliate of Glaxo for an aggregate purchase price of $5.0 million, in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. We reasonably believed Glaxo was an accredited investor, based on representations made to us by Glaxo and by our review of Glaxo’s filings with the SEC under the Exchange Act.

Conversion of Convertible Promissory Note

     In October 2001, we converted approximately $7.5 million of principal and interest that was due under a promissory note payable to Schering Corporation (“Schering”), into 328,645 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. We reasonably believed Schering was an accredited investor based on representations made to us by Schering and by our review of Schering’s filings with the SEC under the Exchange Act.

Exchanges of 6.52% Senior Notes for Shares of Common Stock

     In December 2002, we issued our 6.52% Senior Notes pursuant to an effective registration statement on Form S-1/S-4 that registered the 6.52% Senior Notes and shares of our common stock to be issued upon conversion thereof. In June 2003, pursuant to the indenture, dated December 31, 2002, between Alkermes and U.S. Bank National Association, as trustee, we provided notice of the automatic conversion of the outstanding 6.52% Senior Notes into shares of our common stock on July 18, 2003. In July 2003, we exchanged 6.52% Senior Notes for shares of our common stock in independently negotiated transactions with the holder of the 6.52% Senior Notes being exchanged. The 6.52% Senior Notes obtained in these exchange transactions were retired prior to the automatic conversion date. An aggregate of 20,934,514 newly issued shares of our common stock was issued in exchange for an aggregate $150,707,000 principal amount of the 6.52% Senior Notes. We did not pay or give directly or indirectly any commission or other remuneration for soliciting these transactions and no solicitation by us or on our behalf was made in connection with these transactions. The shares issued were exempt pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

Private Placement to Eli Lilly and Company

     In December 2002, and in connection with an expansion of a collaboration for the development of certain products with Lilly, we issued and sold 3,000 shares of our newly issued convertible preferred stock to Lilly for an aggregate purchase price of $30 million, in a transaction exempt from the registration requirements of the Securities Act of 1933, pursuant to Section 4(2) of the Securities Act and further pursuant to Rule 506 under Regulation D promulgated under such act. We reasonably believed Lilly was and is an accredited investor, based on representations made to us by Lilly and by our review of Lilly’s filings with the SEC under the Securities Exchange Act of 1934, as amended. The Convertible Preferred Stock is convertible into shares of our common stock at any time at our option or upon certain events, including the filing of an NDA with the FDA with regard to any pulmonary insulin product developed pursuant to the collaboration, in each case at a conversion price based on the market price of the common stock at the time of conversion.

2½% Convertible Subordinated Notes due 2023

     In August and September 2003, we issued and sold $100 million and $25 million, respectively, aggregate principal amount of our 2½% Convertible Subordinated Notes due 2023 (the “2½% Notes”) to U.S. Bancorp Piper Jaffray Inc. (the “2½% Notes Initial Purchaser”). Commissions and discounts totaled $3.75 million. The 2½% Notes were issued and sold in transactions exempt from the registration requirements of the Securities Act to the 2½% Notes Initial Purchaser who resold the 2½% Notes to persons it reasonably believed to be “qualified institutional buyers” as defined in Rule 144A of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules.

     (a)  Financial Statement Schedules:

            F–38 — F–67  Financial Statements of Reliant Pharmaceuticals, LLC (financial statements required by Regulation S-X).

            F–68 — F–88  Financial Statements of Reliant Pharmaceuticals, LLC (financial statements required by Regulation S-X).

            Schedules other than that listed above have been omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or the notes thereto

Exhibit No.
3.1	Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on June 7, 2001. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2001.)

3.1(a)	Amendment to Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on December 16, 2002 (2002 Preferred Stock Terms). (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 16, 2002.)

3.1(b)	Amendment to Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on May 14, 2003 (included as Exhibit A to Exhibit 4.6.)

3.2	By-Laws of Alkermes, Inc., as amended, effective as of February 11, 2001. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2001.)

4.1	Specimen of Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 33-40250).)

4.2	Specimen of Non-Voting Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4.4 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1999.)

4.3	Specimen of 2002 Preferred Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 8-K filed on December 13, 2002.)

4.4	Indenture, dated as of February 18, 2000, between Alkermes, Inc. and State Street Bank and Trust Company, as Trustee. (3.75% Subordinated Notes) (Incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form S-3, as amended (File No. 333-31354).)

4.5	Form of 3.75% Subordinated Note (included in Exhibit 4.4.)

4.6	Rights Agreement, dated as of February 7, 2003, as amended, between Alkermes, Inc. and EquiServe Trust Co., N.A., as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 8-A filed on May 2, 2003.)

4.7»	Indenture, dated August 22, 2003, between Alkermes, Inc. and U.S. Bank National Association, as Trustee (2½% Subordinated Notes.)

4.8»	Form of 2½% Subordinated Note (included in Exhibit 4.7.)

5.1»	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

10.1	Amended and Restated 1989 Non-Qualified Stock Option Plan, as amended. (Incorporated by reference to Exhibit 4.2(c) to the Registrant’s Registration Statement on Form S-8 (File No. 33-44752).)+

10.2	Amended and Restated 1990 Omnibus Stock Option Plan, as amended. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1998.)+

10.3	1991 Restricted Common Stock Award Plan. (Incorporated by reference to Exhibit 4.2(a) to the Registrant’s Registration Statement on Form S-8 (File No. 33-58330).)+

10.4	1992 Non-Qualified Stock Option Plan. (Incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-4, as amended (File No. 33-54932).)+

10.5	Stock Option Plan for Non-Employee Directors. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1996.)+

10.6	Alkermes, Inc. 1998 Equity Incentive Plan. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1999.)+

10.7	1999 Stock Option Plan, as amended. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 2002.)

10.8	2002 Restricted Stock Award Plan. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 2002.)+

10.9	Lease, dated as of October 26, 2000, between FC88 Sidney, Inc. and Alkermes, Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 10-Q for the quarter ended December 31, 2000.)

10.10	Lease, dated as of October 26, 2000, between Forest City 64 Sidney Street, Inc. and Alkermes, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 10-Q for the quarter ended December 31, 2000.)

10.11	Lease, dated July 26, 1993, between the Massachusetts Institute of Technology and Alkermes, Inc. (Incorporated by reference to Exhibit 10.8 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1997.)

10.11(a)	First Amendment of Lease, dated June 9, 1997, between the Massachusetts Institute of Technology and Alkermes, Inc. (Incorporated by reference to Exhibit 10.8(a) to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1997.)

10.12	Alkermes Clinical Partners, L.P. Agreement of Limited Partnership, dated as of February 7, 1992. (Incorporated by reference to Exhibit 10.23 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1992.)

10.12(a)	Amendment No. 1 to Alkermes Clinical Partners, L.P. Agreement of Limited Partnership, dated as of September 29, 1992. (Incorporated by reference to Exhibit 10.22(a) to the Registrant’s Registration Statement on Form S-4, as amended (File No. 33-54932).)

10.12(b)	Amendment No. 2 to Alkermes Clinical Partners, L.P. Agreement of Limited Partnership, dated as of March 30, 1993. (Incorporated by reference to Exhibit 10.22(b) to the Registrant’s Registration Statement on Form S-3, as amended (File No. 33-64964).)

10.13	License Agreement, dated as of April 14, 1999, by and between Genentech, Inc. and Alkermes Controlled Therapeutics, Inc. (Incorporated by reference to Exhibit 10.18 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1999.)*

10.14	Manufacture and Supply Agreement, entered into April 5, 2001, by and between Alkermes, Inc. and Genentech, Inc. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2001.)**

10.15	License Agreement, dated as of February 13, 1996, between Medisorb Technologies International L.P. and Janssen Pharmaceutica International (U.S.) (assigned to Alkermes Controlled Therapeutics Inc. II in March 1996). (Incorporated by reference to Exhibit 10.19 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1996.)***

10.16	License Agreement, dated as of February 21, 1996, between Medisorb Technologies International L.P. and Janssen Pharmaceutica International (worldwide except U.S.) (assigned to Alkermes Controlled Therapeutics Inc. II in March 1996). (Incorporated by reference to Exhibit 10.20 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1996.)***

10.17	Manufacturing and Supply Agreement, dated August 6, 1997, by and among Alkermes Controlled Therapeutics Inc. II, Janssen Pharmaceutica International and Janssen Pharmaceutica, Inc. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2002.)§

10.17(a)	Letter Agreement and Exhibits to Manufacturing and Supply Agreement, dated February 1, 2002, by and among Alkermes Controlled Therapeutics Inc. II, Janssen Pharmaceutica International and Janssen Pharmaceutica, Inc. (Incorporated by reference to Exhibit 10.19(a) to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2002.)§

10.17(b)	Addendum to Manufacturing and Supply Agreement, dated August 2001, by and among Alkermes Controlled Therapeutics Inc. II, Janssen Pharmaceutica International and Janssen Pharmaceutica, Inc. (Incorporated by reference to Exhibit 10.19(b) to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2002.)§

10.18	Patent License Agreement, dated as of August 11, 1997, between Massachusetts Institute of Technology and Advanced Inhalation Research, Inc., as amended. (Incorporated by reference to Exhibit 10.25 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1999.)*

10.19	Letter Agreement, dated September 27, 1996, by and among Fleet National Bank, Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutic Inc. II and the Registrant. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.19(a)	Second Loan Supplement and Modification Agreement, dated as of March 19, 1998, by and among Fleet National Bank, Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II and the Registrant. (Incorporated by reference to Exhibit 10.29(b) to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1998.)

10.19(b)	Third Loan Supplement and Modification Agreement, dated as of September 24, 1998, by and among Fleet National Bank, Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II and the Registrant. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1998.)

10.20	Security Agreement, dated as of September 27, 1996, from the Registrant, Alkermes Controlled Therapeutics, Inc. and Alkermes Controlled Therapeutic Inc. II to Fleet National Bank. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.21	Pledge Agreement, dated as of September 27, 1996, from the Registrant to Fleet National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.22	Mortgage and Security Agreement, dated as of September 27, 1996, from Alkermes Controlled Therapeutics Inc. II to Fleet National Bank. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.23	Environmental Indemnity Agreement, dated as of September 27, 1996, from the Registrant and Alkermes Controlled Therapeutics Inc. II to Fleet National Bank. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.24	Promissory Note, dated March 19, 1998, from the Registrant, Alkermes Controlled Therapeutics, Inc. and Alkermes Controlled Therapeutics Inc. II to Fleet National Bank. (Incorporated by reference to Exhibit 10.38 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1998.)

10.25	Promissory Note, dated September 24, 1998, from the Registrant, Alkermes Controlled Therapeutics, Inc. and Alkermes Controlled Therapeutics Inc. II to Fleet National Bank ($11,000,000). (Incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1998.)

10.26	Promissory Note, dated September 24, 1998, from the Registrant, Alkermes Controlled Therapeutics, Inc. and Alkermes Controlled Therapeutics Inc. II to Fleet National Bank ($9,000,000). (Incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1998.)

10.27	Employment Agreement, entered into as of February 7, 1991, between Richard F. Pops and the Registrant. (Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 33-40250).)+

10.28	Change in Control Employment Agreement, dated as of December 19, 2000, between Alkermes, Inc. and Richard F. Pops. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 10-Q for the quarter ended December 31, 2000.)+

10.29	Change in Control Employment Agreement, of various dates, between Alkermes, Inc. and each of James M. Frates, Michael J. Landine, David A. Broecker and Kathryn Biberstein. (Form of agreement incorporated by reference to Exhibit 10.2 to Registrant’s Report on Form 10-Q for the quarter ended December 31, 2000.)+

10.30	Employment Agreement, dated December 22, 2000 by and between David A. Broecker and the Registrant. (Incorporated by reference to Exhibit 10.32 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2001.)+

10.31	Employment Agreement, dated January 8, 2003, by and between Kathryn L. Biberstein and the Registrant.+ (Incorporated by reference to Exhibit 10.31)

10.32	Stock Purchase Agreement, dated December 13, 2002, between Alkermes and Eli Lilly and Company. (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on December 16, 2002.)

10.33»	Registration Rights Agreement, dated August 19, 2003, between Alkermes, Inc. and U.S. Bancorp. Piper Jaffray Inc.

12.1»	Computation of Ratio of Earnings to Fixed Changes.

21.1»	Subsidiaries of the Registrant.

23.1#	Consent of Deloitte & Touche, LLP.

23.2#	Consent of Ernst & Young LLP.

23.3»	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).

24.1»	Power of Attorney (included in signature page).

25.1»	Form T-1 Statement of Eligibility and Qualification of Trustee.

» Previously filed

# Filed herewith

* Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted August 19, 1999. Such provisions have been filed separately with the Commission.

**	Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 27, 2001. Such provisions have been filed separately with the Commission.

***	Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 3, 1996. Such provisions have been filed separately with the Commission.

§	Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 16, 2002. Such provisions have been separately filed with the Commission.

+	Constitutes a management contract or compensatory plan required to be filed as an Exhibit to this Report pursuant to Item 14(c) of Form 10-K.

Item 17.  Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (Registration No. 333-108483) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on October 20, 2003.

ALKERMES, INC.

By: /s/ Richard F. Pops

Richard F. Pops, Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-108483) has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Michael A. Wall	Director and Chairman of the Board	October 20, 2003

/s/ Richard F. Pops Richard F. Pops	Director and Chief Executive Officer (Principal Executive Officer)	October 20, 2003

/s/ James M. Frates James M. Frates	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 20, 2003

* Floyd E. Bloom	Director	October 20, 2003

* Robert A. Breyer	Director	October 20, 2003

* Gerri Henwood	Director	October 20, 2003

* Paul J. Mitchell	Director	October 20, 2003

* Alexander Rich	Director	October 20, 2003

* Paul Schimmel	Director	October 20, 2003

*By: /s/ James M. Frates James M. Frates, Attorney-in-Fact		October 20, 2003

EXHIBIT INDEX

Exhibit No.
3.1	Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on June 7, 2001. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2001.)

3.1(a)	Amendment to Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on December 16, 2002 (2002 Preferred Stock Terms). (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 16, 2002.)

3.1(b)	Amendment to Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on May 14, 2003 (included as Exhibit A to Exhibit 4.6.)

3.2	By-Laws of Alkermes, Inc., as amended, effective as of February 11, 2001. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2001.)

4.1	Specimen of Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 33-40250).)

4.2	Specimen of Non-Voting Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4.4 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1999.)

4.3	Specimen of 2002 Preferred Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 8-K filed on December 13, 2002.)

4.4	Indenture, dated as of February 18, 2000, between Alkermes, Inc. and State Street Bank and Trust Company, as Trustee. (3.75% Subordinated Notes) (Incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form S-3, as amended (File No. 333-31354).)

4.5	Form of 3.75% Subordinated Note (included in Exhibit 4.4.)

4.6	Rights Agreement, dated as of February 7, 2003, as amended, between Alkermes, Inc. and EquiServe Trust Co., N.A., as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 8-A filed on May 2, 2003.)

4.7»	Indenture, dated August 22, 2003, between Alkermes, Inc. and U.S. Bank National Association, as Trustee (2½% Subordinated Notes.)

4.8»	Form of 2½% Subordinated Note (included in Exhibit 4.7.)

5.1»	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

10.1	Amended and Restated 1989 Non-Qualified Stock Option Plan, as amended. (Incorporated by reference to Exhibit 4.2(c) to the Registrant’s Registration Statement on Form S-8 (File No. 33-44752).)+

10.2	Amended and Restated 1990 Omnibus Stock Option Plan, as amended. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1998.)+

10.3	1991 Restricted Common Stock Award Plan. (Incorporated by reference to Exhibit 4.2(a) to the Registrant’s Registration Statement on Form S-8 (File No. 33-58330).)+

10.4	1992 Non-Qualified Stock Option Plan. (Incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-4, as amended (File No. 33-54932).)+

10.5	Stock Option Plan for Non-Employee Directors. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1996.)+

10.6	Alkermes, Inc. 1998 Equity Incentive Plan. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1999.)+

10.7	1999 Stock Option Plan, as amended. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 2002.)

10.8	2002 Restricted Stock Award Plan. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 2002.)+

10.9	Lease, dated as of October 26, 2000, between FC88 Sidney, Inc. and Alkermes, Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 10-Q for the quarter ended December 31, 2000.)

10.10	Lease, dated as of October 26, 2000, between Forest City 64 Sidney Street, Inc. and Alkermes, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 10-Q for the quarter ended December 31, 2000.)

10.11	Lease, dated July 26, 1993, between the Massachusetts Institute of Technology and Alkermes, Inc. (Incorporated by reference to Exhibit 10.8 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1997.)

10.11(a)	First Amendment of Lease, dated June 9, 1997, between the Massachusetts Institute of Technology and Alkermes, Inc. (Incorporated by reference to Exhibit 10.8(a) to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1997.)

10.12	Alkermes Clinical Partners, L.P. Agreement of Limited Partnership, dated as of February 7, 1992. (Incorporated by reference to Exhibit 10.23 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1992.)

10.12(a)	Amendment No. 1 to Alkermes Clinical Partners, L.P. Agreement of Limited Partnership, dated as of September 29, 1992. (Incorporated by reference to Exhibit

10.22(a) to the Registrant’s Registration Statement on Form S-4, as amended (File No. 33-54932).)

10.12(b)	Amendment No. 2 to Alkermes Clinical Partners, L.P. Agreement of Limited Partnership, dated as of March 30, 1993. (Incorporated by reference to Exhibit 10.22(b) to the Registrant’s Registration Statement on Form S-3, as amended (File No. 33-64964).)

10.13	License Agreement, dated as of April 14, 1999, by and between Genentech, Inc. and Alkermes Controlled Therapeutics, Inc. (Incorporated by reference to Exhibit 10.18 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1999.)*

10.14	Manufacture and Supply Agreement, entered into April 5, 2001, by and between Alkermes, Inc. and Genentech, Inc. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2001.)**

10.15	License Agreement, dated as of February 13, 1996, between Medisorb Technologies International L.P. and Janssen Pharmaceutica International (U.S.) (assigned to Alkermes Controlled Therapeutics Inc. II in March 1996). (Incorporated by reference to Exhibit 10.19 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1996.)***

10.16	License Agreement, dated as of February 21, 1996, between Medisorb Technologies International L.P. and Janssen Pharmaceutica International (worldwide except U.S.) (assigned to Alkermes Controlled Therapeutics Inc. II in March 1996). (Incorporated by reference to Exhibit 10.20 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1996.)***

10.17	Manufacturing and Supply Agreement, dated August 6, 1997, by and among Alkermes Controlled Therapeutics Inc. II, Janssen Pharmaceutica International and Janssen Pharmaceutica, Inc. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2002.)§

10.17(a)	Letter Agreement and Exhibits to Manufacturing and Supply Agreement, dated February 1, 2002, by and among Alkermes Controlled Therapeutics Inc. II, Janssen Pharmaceutica International and Janssen Pharmaceutica, Inc. (Incorporated by reference to Exhibit 10.19(a) to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2002.)§

10.17(b)	Addendum to Manufacturing and Supply Agreement, dated August 2001, by and among Alkermes Controlled Therapeutics Inc. II, Janssen Pharmaceutica International and Janssen Pharmaceutica, Inc. (Incorporated by reference to Exhibit 10.19(b) to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2002.)§

10.18	Patent License Agreement, dated as of August 11, 1997, between Massachusetts Institute of Technology and Advanced Inhalation Research, Inc., as amended. (Incorporated by reference to Exhibit 10.25 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1999.)*

10.19	Letter Agreement, dated September 27, 1996, by and among Fleet National Bank, Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutic Inc. II and

the Registrant. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.19(a)	Second Loan Supplement and Modification Agreement, dated as of March 19, 1998, by and among Fleet National Bank, Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II and the Registrant. (Incorporated by reference to Exhibit 10.29(b) to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1998.)

10.19(b)	Third Loan Supplement and Modification Agreement, dated as of September 24, 1998, by and among Fleet National Bank, Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II and the Registrant. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1998.)

10.20	Security Agreement, dated as of September 27, 1996, from the Registrant, Alkermes Controlled Therapeutics, Inc. and Alkermes Controlled Therapeutic Inc. II to Fleet National Bank. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.21	Pledge Agreement, dated as of September 27, 1996, from the Registrant to Fleet National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.22	Mortgage and Security Agreement, dated as of September 27, 1996, from Alkermes Controlled Therapeutics Inc. II to Fleet National Bank. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.23	Environmental Indemnity Agreement, dated as of September 27, 1996, from the Registrant and Alkermes Controlled Therapeutics Inc. II to Fleet National Bank. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1996.)

10.24	Promissory Note, dated March 19, 1998, from the Registrant, Alkermes Controlled Therapeutics, Inc. and Alkermes Controlled Therapeutics Inc. II to Fleet National Bank. (Incorporated by reference to Exhibit 10.38 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 1998.)

10.25	Promissory Note, dated September 24, 1998, from the Registrant, Alkermes Controlled Therapeutics, Inc. and Alkermes Controlled Therapeutics Inc. II to Fleet National Bank ($11,000,000). (Incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1998.)

10.26	Promissory Note, dated September 24, 1998, from the Registrant, Alkermes Controlled Therapeutics, Inc. and Alkermes Controlled Therapeutics Inc. II to Fleet National Bank ($9,000,000). (Incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 10-Q for the quarter ended September 30, 1998.)

10.27	Employment Agreement, entered into as of February 7, 1991, between Richard F. Pops and the Registrant. (Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 33-40250).)+

10.28	Change in Control Employment Agreement, dated as of December 19, 2000, between Alkermes, Inc. and Richard F. Pops. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 10-Q for the quarter ended December 31, 2000.)+

10.29	Change in Control Employment Agreement, of various dates, between Alkermes, Inc. and each of James M. Frates, Michael J. Landine, David A. Broecker and Kathryn Biberstein. (Form of agreement incorporated by reference to Exhibit 10.2 to Registrant’s Report on Form 10-Q for the quarter ended December 31, 2000.)+

10.30	Employment Agreement, dated December 22, 2000 by and between David A. Broecker and the Registrant. (Incorporated by reference to Exhibit 10.32 to the Registrant’s Report on Form 10-K for the fiscal year ended March 31, 2001.)+

10.31	Employment Agreement, dated January 8, 2003, by and between Kathryn L. Biberstein and the Registrant.+ (Incorporated by reference to Exhibit 10.31)

10.32	Stock Purchase Agreement, dated December 13, 2002, between Alkermes and Eli Lilly and Company. (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on December 16, 2002.)

10.33»	Registration Rights Agreement, dated August 19, 2003, between Alkermes, Inc. and U.S. Bancorp. Piper Jaffray Inc.

12.1»	Computation of Ratio of Earnings to Fixed Changes.

21.1»	Subsidiaries of the Registrant.

23.1#	Consent of Deloitte & Touche, LLP.

23.2#	Consent of Ernst & Young LLP.

23.3»	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).

24.1»	Power of Attorney (included in signature page).

25.1»	Form T-1 Statement of Eligibility and Qualification of Trustee.

» Previously filed

# Filed herewith

*	Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted August 19, 1999. Such provisions have been filed separately with the Commission.

**	Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 27, 2001. Such provisions have been filed separately with the Commission.

***	Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 3, 1996. Such provisions have been filed separately with the Commission.

§	Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 16, 2002. Such provisions have been separately filed with the Commission.

+	Constitutes a management contract or compensatory plan required to be filed as an Exhibit to this Report pursuant to Item 14(c) of Form 10-K.